                                        Filed Pursuant to Rule No. 424(b)(1)
                                     Registration No. 333-57642 and 333-62964


Prospectus
                               17,142,857 SHARES

                               [ODYSSEY RE LOGO]
                           ODYSSEY RE HOLDINGS CORP.
                                  COMMON STOCK
                            ------------------------
     Odyssey Re Holdings Corp. is offering shares of common stock in a firmly underwritten offering. This is OdysseyRe's initial public offering, and no public market currently exists for OdysseyRe's shares of common stock.
                            ------------------------
      OdysseyRe has been approved for listing on the New York Stock Exchange under the symbol "ORH."
                            ------------------------
      INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 10.
                            ------------------------

                                                                 PER
                                                                SHARE         TOTAL
                                                              ---------    ------------
Offering Price..............................................   $18.000     $308,571,426
Discounts and Commissions to Underwriters...................   $ 1.125     $ 19,285,714
Offering Proceeds to OdysseyRe..............................   $16.875     $289,285,712

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
     OdysseyRe has granted the underwriters the right to purchase up to an additional 2,571,429 shares of common stock to cover any over-allotments. The underwriters can exercise this right at any time within thirty days after the offering. The underwriters expect to deliver the shares of common stock to investors on or about June 19, 2001.

                            ------------------------
BANC OF AMERICA SECURITIES LLC                                CIBC WORLD MARKETS
BEAR, STEARNS & CO. INC.                                                JPMORGAN
                            ------------------------
                                 June 13, 2001

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................   10
Forward-Looking Statements............   17
Use of Proceeds.......................   18
Dividend Policy.......................   18
Capitalization........................   19
Dilution..............................   20
Selected Historical Financial Data....   21
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   23
Business..............................   34
Insurance Regulatory Matters..........   55
Management............................   59

                                        PAGE
                                        ----
Certain Relationships and Related
  Transactions........................   71
Principal Stockholders................   75
Description of Capital Stock..........   76
Shares Eligible for Future Sale.......   77
Certain United States Federal Tax
  Considerations for Non-United States
  Holders of Common Stock.............   79
Underwriting..........................   82
Legal Matters.........................   84
Experts...............................   84
Where You Can Find More Information...   85
Glossary of Selected Insurance
  Terms...............................  G-1
Index to Consolidated Financial
  Statements..........................  F-1

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only, regardless of the time of delivery of this prospectus or of any sale of our common stock.

                               PROSPECTUS SUMMARY

     The following summary may not contain all of the information that may be important to you. You should read all of the information delivered in connection with this prospectus, including the consolidated financial statements and related notes and the risks of investing in our common stock discussed under "Risk Factors," before making an investment decision. This prospectus contains terms that are specific to the insurance and reinsurance industry and may be technical in nature. For a description of these terms, please refer to the "Glossary of Selected Insurance Terms" in this prospectus.

                           ODYSSEY RE HOLDINGS CORP.

OVERVIEW

     OdysseyRe is a leading U.S.-based underwriter of reinsurance, providing a full range of property and casualty products on a worldwide basis. Reinsurance is a form of insurance that indemnifies insurance companies for all or part of the loss they may incur under insurance contracts they have written. We operate through a global network of branch offices enabling us to construct a balanced portfolio of risks with the potential for superior returns. We are among the top ten reinsurance companies in the United States and are the sixth largest broker market reinsurer in the United States based on statutory surplus of $853.0 million as of December 31, 2000, according to information published by the Reinsurance Association of America.

     We offer a variety of reinsurance products across numerous geographic regions and classes of business, which we believe provides us with greater stability in our financial results. Our global presence is established through our 12 offices, with principal locations in the United States, London, Paris, Singapore, Latin America and Toronto. Our business is organized across three operating divisions: the Americas, Newline Syndicate, which operates in the Lloyd's of London market, and EuroAsia divisions. The United States is our largest market, generating 78.6% of our gross premiums written for the year ended December 31, 2000, with the remaining 21.4%, comprised of international business.

     We principally provide reinsurance to insurers and reinsurers on both a proportional and an excess of loss basis. In the case of proportional coverage, this means we share in the underlying premiums and losses with our customers based on specified participation levels. In the case of excess of loss coverage, we provide protection to our customers under their policies when the losses exceed a specified amount. For the year ended December 31, 2000, our gross premiums written in our reinsurance business were 58.1% comprised of proportional business, with the remaining 41.9% representing excess of loss business. Our broad reinsurance product portfolio includes specialty casualty lines (such as professional liability, directors' and officers' liability, excess and surplus, and accident and health), general casualty lines (such as general liability and auto liability) and commercial and personal property lines, which include property catastrophe and homeowners' coverage. For the year ended December 31, 2000, we derived 70.6%, of our gross premiums written from casualty lines of business, 22.9% from property lines of business and 6.5% from other lines of business, primarily consisting of marine and aerospace, and surety.

     Our business is primarily produced through reinsurance brokers in the United States, while we distribute both through brokers and directly to our customers in international markets. This dual channel distribution system provides us with the flexibility to meet the specific needs of our customers and respond to changing market conditions and competitive dynamics in local markets.

     Our senior management team is led by Andrew A. Barnard, our President and Chief Executive Officer. Mr. Barnard has 23 years of experience in the reinsurance industry. Prior to joining OdysseyRe, Mr. Barnard was an Executive Vice President, the Chief Underwriting Officer and a director of Transatlantic Holdings, Inc., a reinsurance company with a long and successful track record, which is majority owned by American International Group, Inc. As an executive of Transatlantic Holdings, Mr. Barnard was instrumental in its expansion into international markets and was responsible for the design and implementation of its underwriting strategies and policies. In addition to Mr. Barnard, we also maintain a knowledgeable and experienced management team with established track records in building and managing successful reinsurance businesses.

     For the year ended December 31, 2000, we generated $862.2 million of gross premiums written, $701.3 million of net premiums written and $835.9 million of total revenue. In addition, approximately $126.0 million of international reinsurance business became available for renewal by us effective January 1, 2001, representing gross premiums written for the year ended December 31, 2000 by Compagnie Transcontinentale de Reassurance (CTR), a subsidiary of our majority shareholder, Fairfax Financial Holdings Limited. As of March 31, 2001, we had cash and invested assets of $2.6 billion, of which 92.3% was invested in cash, fixed income securities and short term investments with the balance of 7.7% invested principally in value-oriented equity securities. We had total assets of $4.3 billion and total stockholders' equity of $987.9 million in accordance with GAAP as of March 31, 2001. Following completion of this offering, we expect to have total capitalization, including debt, of approximately $1.1 billion. Our insurance subsidiaries maintain a rating of "A" (Excellent) from A.M. Best Company, Inc.

     For the three months ended March 31, 2001, we generated gross premiums written of $251.8 million, representing an increase of $60.4 million or 31.6% over the three months ended March 31, 2000. Business written through our EuroAsia division represented $31.7 million of our gross premiums written for the three months ended March 31, 2001, consisting of international business primarily derived through CTR renewals. The price increases which we are experiencing in many of the markets we serve, together with our disciplined underwriting approach, improved our combined ratio to 103.2% for the three months ended March 31, 2001 from 108.6% for the three months ended March 31, 2000.

     OdysseyRe comprises the reinsurance business of Fairfax, a Canadian publicly traded financial services company principally engaged in property and casualty insurance and reinsurance, investment management and insurance claims management. Our business was formed through the combination of Odyssey Reinsurance Corporation (formerly Skandia America Reinsurance Corporation), acquired by Fairfax in May 1996, and Odyssey America (formerly TIG Reinsurance Company), acquired by Fairfax in April 1999. In addition, the international reinsurance business of CTR became available for renewal by us effective January 1, 2001 and is being underwritten through our Paris and Singapore offices.

CORPORATE STRATEGY

     Our objective is to build shareholder value by achieving an average return on equity of 15% over the long-term. Over the past five years, we have achieved a return on average equity of 14.4%. We intend to achieve our goal by focusing on underwriting profitability and by generating superior long-term investment returns through:

     ADHERING TO A STRICT UNDERWRITING PHILOSOPHY. We emphasize disciplined underwriting over premium growth, concentrating on carefully selecting the risks we reinsure and determining the appropriate price for such risks. We seek to achieve our principal objective of attracting and retaining high quality business by managing our diverse operations with strong elements of central control. We emphasize a disciplined and analytical underwriting process and we monitor financial performance based upon underwriting results.

     INVESTING OUR ASSETS ON A TOTAL RETURN BASIS. We expect that the expertise and experience of our investment advisors, Hamblin Watsa Investment Counsel Ltd., a subsidiary of Fairfax, will enable us, using a long-term value-oriented philosophy, to optimize the returns on our invested assets viewed on a total return basis. We intend to protect our capital from loss and generate capital gains by investing in debt and equity securities which we believe are selling at prices below their intrinsic value.

     MAINTAINING OUR COMMITMENT TO FINANCIAL STRENGTH AND SECURITY. We have a strong balance sheet with $863.2 million of statutory surplus as of March 31, 2001. We will sustain financial stability through strict pricing and conservative loss reserving practices, maintaining prudent operating and financial leverage and investing our portfolio in high quality fixed income securities and value-oriented equity securities.

     EXPANDING OUR POSITION IN DOMESTIC AND INTERNATIONAL MARKETS. We believe that the OdysseyRe name is well known and respected in worldwide markets. We intend to build on this brand name recognition by delivering high quality service through maintaining a local presence in the markets which we serve.

     PURSUING ATTRACTIVE LINES OF BUSINESS. Based on the experience and underwriting expertise of our management, we will seek to take advantage of opportunities to write new lines of business or expand existing classes of business, which may include the acquisition of books of business or other companies, based on market conditions and expected profitability.

     DIVERSIFYING OUR ACCESS TO BUSINESS. Our ability to produce business through multiple channels, including reinsurance brokers, direct relationships with our reinsurance customers and our insurance subsidiaries, positions us to access diverse markets throughout the world.

     BENEFITING FROM OUR RELATIONSHIP WITH FAIRFAX. We believe that we derive substantial benefit from a strong relationship with Fairfax, our majority shareholder, through our access to superior investment management services, our access to reinsurance business placed by Fairfax and the opportunity to build upon Fairfax's trading relationships in the U.S. property and casualty market. We further believe that becoming an independent, publicly traded company will allow us to have greater flexibility and visibility, while retaining the benefits we derive from our relationship with Fairfax.

     CAPITALIZING ON BRANCH NETWORK WITH CENTRALIZED CONTROL. Our business is conducted globally through an efficient branch office network, enabling us to effectively deploy our capital base and bring to our local markets the benefits of certain centralized functions, including underwriting strategy and process.

INDUSTRY TRENDS

     During the 1990s and into 2000, the insurance and reinsurance industry was characterized by excess capacity, which resulted in highly competitive market conditions as evidenced by declining premium rates and, in many cases, less favorable policy terms. Recently, however, some market participants have reported significant price increases in the insurance and reinsurance markets during the second half of 2000 and into the 2001 renewal season due to several years of reduced profitability in the industry and the subsequent contraction of capacity. While conditions in the insurance and reinsurance market such as competition may lead to pricing pressure, there has been widespread evidence of improved pricing throughout the U.S., international and Lloyd's markets and we expect this trend to continue for several years.

     According to publicly available industry information and our experience in the current market, the pricing environment is improving globally. U.S. pricing of business renewing in late 2000 and early 2001 generally increased 15%-20%. International pricing of renewals generally increased 20%-50%, with some increases up to 200%, largely related to European property catastrophe risks, particularly in France. In the Lloyd's of London market, prices have likewise increased 15%-20% in 2001, with certain lines of business increasing 30%-40%. We believe that OdysseyRe is favorably positioned to take advantage of improving conditions in these markets, which we expect will contribute to more favorable underwriting results in future periods.

                              CORPORATE STRUCTURE

     OdysseyRe was incorporated on March 21, 2001 to serve as the holding company for Odyssey America and its operating subsidiaries. In connection with the completion of this offering, TIG Insurance Company and ORH Holdings Inc., both wholly-owned subsidiaries of Fairfax, will transfer all of the outstanding shares of Odyssey America to us in exchange for (1) 48,000,000 shares of our common stock, (2) a cash payment by us to TIG and ORH Holdings of $233.6 million and (3) $200 million of term notes issued by us to TIG and ORH Holdings. See "Certain Relationships and Related Transactions."

     References in this prospectus to "OdysseyRe," "we," "us" and "our" refer to Odyssey Re Holdings Corp. and, unless the context otherwise requires or otherwise as expressly stated, its subsidiaries, as shown below. Our executive offices are located at 140 Broadway, 39th Floor, New York, NY 10005, and our telephone number is (212) 978-4700.

     The following organization chart illustrates the corporate relationships among us and certain of our affiliates as they will exist immediately following the completion of this offering.

                                  [FLOW CHART]

                                  THE OFFERING

Common shares offered......  17,142,857 shares

Common shares outstanding
  before this offering.....  48,000,000 shares

Common shares to be
outstanding after this
  offering.................  65,142,857 shares

Use of proceeds............  We estimate that the net proceeds from this offering will be $286.3 million, or $329.7 million if the underwriters' over-allotment option is exercised. We intend to use $233.6 million of the net proceeds from this offering to make a cash payment to Fairfax subsidiaries as partial consideration for the common stock of Odyssey America. We intend to retain the remaining net proceeds from this offering of approximately $52.7 million, or $96.1 million if the underwriters' over-allotment option is exercised in full, for general corporate purposes, which may include a capital contribution to the statutory surplus of Odyssey America, payment of our quarterly cash dividend or payments on the $200 million in term notes issued to TIG and ORH Holdings as partial consideration for the purchase of the common stock of Odyssey America.

Dividend policy............  We intend to pay a quarterly cash dividend of
                             $0.025 per common share ($0.10 annually), commencing in the fourth quarter of 2001, subject to declaration by our board of directors.

New York Stock
  Exchange symbol..........  ORH

                            ------------------------

     Unless otherwise indicated, the information in this prospectus:

     - assumes the over-allotment option granted by us to the underwriters to purchase up to 2,571,429 additional shares is not exercised; and

     - gives effect to a recapitalization to be completed immediately prior to the consummation of this offering pursuant to which we will issue 48,000,000 shares of our common stock to TIG and ORH Holdings, as described below under "Certain Relationships and Related Transactions -- Recapitalization and Corporate Structure."

                            ------------------------

     All financial data in this prospectus has been prepared using U.S. generally accepted accounting principles, unless indicated otherwise. Certain totals, subtotals and percentages throughout this prospectus may not reconcile due to rounding.

                             SUMMARY FINANCIAL DATA

     The following table sets forth Odyssey America's summary financial data and other financial information for each of the years in the three-year period ended and as of December 31, 2000 and the three month periods ended and as of March 31, 2000 and 2001, as well as financial information as of March 31, 2001 as adjusted to reflect the completion of this offering and associated corporate events. Financial information in the table reflects the results of operations and financial position of Odyssey America and ORC from the dates the respective companies were acquired by Fairfax. The historical financial information was prepared in accordance with U.S. generally accepted accounting principles. Odyssey America's historical information will become our historical GAAP information immediately prior to the completion of this offering. The GAAP statement of income data for the years ended December 31, 1998, 1999 and 2000 and the GAAP balance sheet data as of December 31, 1999 and 2000 were derived from Odyssey America's consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, our independent accountants. The GAAP statements of income data for the three months ended March 31, 2000 and 2001 and the GAAP balance sheet data as of March 31, 2001 were derived from Odyssey America's unaudited consolidated financial statements. Odyssey America's unaudited consolidated financial statements include all adjustments which in management's opinion are normal recurring adjustments necessary for a fair presentation of its financial position on such dates and the results of operations for those periods. The operating results for the three months ended March 31, 2001 are not necessarily indicative of the results of operations of Odyssey America for the full year 2001 or any future periods. The statutory data below has been derived from statutory financial statements filed by our insurance subsidiaries with the relevant insurance departments. These statutory financial statements have been prepared in accordance with statutory accounting principles, which differ from GAAP. The table below should be reviewed in conjunction with Odyssey America's consolidated financial statements, the related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus. The results for the year ended December 31, 1999 reflect the results of Odyssey America from April 13, 1999, the date it was acquired by Fairfax.

                                                                              THREE MONTHS ENDED
                                               YEARS ENDED DECEMBER 31,            MARCH 31,
                                            ------------------------------    -------------------
                                              1998       1999       2000        2000       2001
                                            --------   --------   --------    --------   --------
                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
GAAP STATEMENT OF INCOME DATA:
Gross premiums written....................  $271,975   $654,518   $862,166    $191,389   $251,791
Net premiums written......................   212,758    502,622    701,334     149,892    229,753
Net premiums earned.......................   216,566    508,408    681,831     150,073    187,387
Net investment income.....................    62,839    121,169    126,593      33,984     29,325
Net realized investment gains (losses)....    53,491      4,783     23,611      (1,670)     3,480
Other income, net.........................     7,087     11,586      3,839         713      1,158
                                            --------   --------   --------    --------   --------
  Total revenue...........................   339,983    645,946    835,874     183,100    221,350
Losses and loss adjustment expenses.......   166,052    383,883    503,464     108,216    130,770
Acquisition costs.........................    53,696    136,731    198,570      43,404     48,163
Other underwriting expenses...............    19,643     45,772     53,254      11,410     14,351
                                            --------   --------   --------    --------   --------
  Total expenses..........................   239,391    566,386    755,288     163,030    193,284
Income before income taxes................   100,592     79,560     80,586      20,070     28,066
Income tax................................    32,127     23,526     25,795       6,209      9,291
                                            --------   --------   --------    --------   --------
Net income................................  $ 68,465   $ 56,034   $ 54,791    $ 13,861   $ 18,775
                                            ========   ========   ========    ========   ========
Net income per share(1)...................  $   1.78   $   1.39   $   1.14    $   0.29   $   0.39
                                            ========   ========   ========    ========   ========

                                                            AS OF DECEMBER 31,
                                                        ---------------------------    AS OF MARCH 31,
                                                            1999           2000             2001
                                                        ------------   ------------   -----------------
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
GAAP BALANCE SHEET DATA:
Total investments and cash............................   $2,603,242     $2,641,615        $2,642,225
Total assets..........................................    4,079,726      4,254,103         4,339,089
Unpaid losses and loss adjustment expenses (gross)....    2,569,895      2,566,396         2,571,692
Total stockholders' equity............................      806,336        957,875           987,939
Book value per share(2)...............................   $    16.80     $    19.96        $    20.58
ADJUSTED GAAP DATA(3):
Net income............................................                                    $   17,311
Net income per share(5)...............................                                          0.28
Total assets(4).......................................                                     4,361,089
Debt..................................................                                       200,000
Stockholders' equity(4)...............................                                       809,939
Book value per share(6)...............................                                    $    13.28
Dividends per share(6)................................                                          0.10

                                               YEARS ENDED OR AS OF        THREE MONTHS ENDED
                                                   DECEMBER 31,            OR AS OF MARCH 31,
                                          ------------------------------   -------------------
                                            1998       1999       2000       2000       2001
                                          --------   --------   --------   --------   --------
                                                         (DOLLARS IN THOUSANDS)
SELECTED GAAP FINANCIAL RATIOS:
Loss and loss adjustment expense
  ratio.................................      76.7%      75.5%      73.9%      72.1%      69.8%
Underwriting expense ratio..............      33.8       35.9       36.9       36.5       33.4
                                          --------   --------   --------   --------   --------
Combined ratio..........................     110.5%     111.4%     110.8%     108.6%     103.2%
                                          ========   ========   ========   ========   ========
SELECTED STATUTORY COMBINED DATA(7):
Loss and loss adjustment expense
  ratio.................................      74.6%      86.7%      72.8%      72.3%      70.8%
Underwriting expense ratio..............      33.8       36.0       36.1       35.7       31.4
                                          --------   --------   --------   --------   --------
Combined ratio..........................     108.4%     122.7%     108.9%     108.0%     102.2%
                                          ========   ========   ========   ========   ========
Statutory surplus.......................  $381,564   $855,835   $853,008   $862,732   $863,162
Ratio of net premiums written to
  statutory surplus(8)..................     0.55x      0.64x      0.71x      0.57x      0.91x

---------------

(1) Based on 48,000,000 shares outstanding immediately prior to the completion of this offering and adjusted to reflect the relative number of weighted average shares actually outstanding for each period, resulting in 38,400,000 weighted average shares outstanding for the year ended December 31, 1998, 40,425,772 for the year ended December 31, 1999 and 48,000,000 for the year ended December 31, 2000 and the three months ended March 31, 2000 and 2001. In the Odyssey America financial statements included in this prospectus, items are based on the weighted average shares outstanding during the applicable period.

(2) Based on 48,000,000 shares outstanding immediately prior to the completion of this offering. In the Odyssey America financial statements included in this prospectus, items are based on the actual number of shares outstanding on the applicable date.

(3) "As adjusted" GAAP data reflects our financial information after giving effect to the cash payment of $233.6 million and the issuance of the $200 million term notes to certain Fairfax subsidiaries, and the sale by us of 17,142,857 shares of common stock pursuant to this offering at an initial public offering price of $18.00 per share, after deducting the estimated underwriting discounts, commissions, and offering expenses of $22.3 million payable by us and the award of 222,222 shares of common stock under our restricted share plan. Refer also to Note (B) to the unaudited pro forma financial statements included in this prospectus.

(4) Includes a tax benefit of approximately $22 million resulting from our no longer being a part of Fairfax's consolidated tax group upon completion of this offering. Refer to Note (C) to the unaudited pro forma financial statements included in this prospectus for additional information.

(5) Based on 61,198,412 diluted weighted average shares outstanding, reflecting the completion of this offering.

(6) Based on 60,976,190 shares of our common stock outstanding upon completion of this offering.

(7) ORC's and Hudson's full year results are included in the combined statutory results for 1998 through 2000. Odyssey America's full year results are included in the combined statutory results for 1999 and 2000.

(8) The ratios for the three months ended March 31, 2000 and 2001 have been annualized to be comparable to prior periods.

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. You should also refer to the other information in this prospectus, including our financial statements and accompanying notes appearing elsewhere in this prospectus.

                         RISKS RELATING TO OUR BUSINESS

WE OPERATE IN A HIGHLY COMPETITIVE ENVIRONMENT WHICH COULD MAKE IT MORE DIFFICULT FOR US TO ATTRACT AND RETAIN BUSINESS.

     The reinsurance industry is highly competitive. We compete, and will continue to compete, with major U.S. and non-U.S. reinsurers and certain underwriting syndicates and insurers, some of which have greater financial, marketing and management resources than we do. In addition, we may not be aware of other companies that may be planning to enter the reinsurance market or existing reinsurers that may be planning to raise additional capital. Moreover, Lloyd's of London, in contrast with prior practice, now allows its syndicates to accept capital from corporate investors, which may result in such syndicates becoming more competitive in our markets. Competition in the types of reinsurance business that we underwrite is based on many factors, including premiums charged and other terms and conditions offered, services provided, financial ratings assigned by independent rating agencies, speed of claims payment, reputation, perceived financial strength and the experience of the reinsurer in the line of reinsurance to be written. Increased competition could cause us and other reinsurance providers to charge lower premium rates and obtain less favorable policy terms, which could adversely affect our ability to generate revenue and grow our business.

     We also are aware that other financial institutions, such as banks, are now able to offer services similar to our own. In addition, we have recently seen the creation of alternative products from capital market participants that are intended to compete with reinsurance products. We are unable to predict the extent to which these new, proposed or potential initiatives may affect the demand for our products or the risks that may be available for us to consider underwriting.

     Although primary insurance presently represents a small portion of our business, the primary insurance business is also highly competitive. Primary insurers compete on the basis of factors including selling effort, product, price, service and financial strength. We seek primary insurance pricing that will result in adequate returns on the capital allocated to Hudson, our primary insurance business, and to some extent to our Newline syndicate. Our business plans for these business units could be adversely impacted by the loss of primary insurance business to competitors offering competitive insurance products at lower prices.

     This competition could affect our ability to attract and retain business.

OUR ACTUAL CLAIMS MAY EXCEED OUR CLAIM RESERVES CAUSING US TO INCUR LOSSES WE DID NOT ANTICIPATE.

     Our success is dependent upon our ability to assess accurately the risks associated with the businesses that we reinsure or insure. If we fail to accurately assess the risks we assume, we may fail to establish appropriate premium rates and our reserves may be inadequate to cover our losses, which could have a material adverse effect on our financial condition or reduce our net income.

     At March 31, 2001, we had net unpaid losses and loss adjustment expenses of approximately $1.6 billion. We incurred losses and loss adjustment expenses of $166.1 million, $383.9 million and $503.5 million for the years ended December 31, 1998, 1999 and 2000, respectively.

     Claim reserves represent estimates involving actuarial and statistical projections at a given point in time of our expectations of the ultimate settlement and administration costs of claims incurred. We utilize both proprietary and commercially available actuarial models as well as historical reinsurance industry loss development patterns to assist in the establishment of appropriate claim reserves. In contrast to casualty losses, which frequently can be determined only through lengthy and unpredictable litigation, non-casualty property losses tend to be reported promptly and usually are settled within a shorter period of time. Nevertheless, for both casualty and property losses, actual claims and claim expenses paid may deviate, perhaps substantially, from the reserve estimates reflected in our financial statements. In addition, because we, like other reinsurers, do not separately evaluate each of the individual risks assumed under reinsurance treaties, we are largely dependent on the original underwriting decisions made by ceding companies. We are subject to the risk that the ceding companies may not have adequately evaluated the risks to be reinsured and that the premiums ceded may not adequately compensate us for the risks we assume. If our claim reserves are determined to be inadequate, we will be required to increase claim reserves with a corresponding reduction in our net income in the period in which the deficiency is rectified. It is possible that claims in respect of events that have occurred could exceed our claim reserves and have a material adverse effect on our results of operations in a particular period or our financial condition.

     Even though most insurance contracts have policy limits, the nature of property and casualty insurance and reinsurance is that losses can exceed policy limits for a variety of reasons and could very significantly exceed the premiums received on the underlying policies.

UNPREDICTABLE CATASTROPHIC EVENTS COULD REDUCE OUR NET INCOME.

     Catastrophes can be caused by various events, including hurricanes, windstorms, earthquakes, hailstorms, explosions, severe winter weather and fires. The incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, windstorms and earthquakes may produce significant damage in large, heavily populated areas, and most of our past catastrophe-related claims have resulted from severe storms. Catastrophes can cause losses in a variety of property and casualty lines for which we provide reinsurance. Insurance companies are not permitted to reserve for a catastrophe until it has occurred. It is therefore possible that a catastrophic event or multiple catastrophic events could have a material adverse effect upon our net income and financial condition.

CONSOLIDATION IN THE INSURANCE INDUSTRY COULD LEAD TO LOWER MARGINS FOR US AND LESS DEMAND FOR OUR REINSURANCE PRODUCTS.

     Many insurance industry participants are consolidating to enhance their market power. These entities may try to use their market power to negotiate price reductions for our products and services. If competitive pressures compel us to reduce our prices, our operating margins would decrease. As the insurance industry consolidates, competition for customers will become more intense and the importance of acquiring and properly servicing each customer will become greater. We could incur greater expenses relating to customer acquisition and retention, further reducing our operating margins. In addition, insurance companies that merge may be able to spread their risks across a consolidated, larger capital base so that they require less reinsurance.

A CHANGE IN DEMAND FOR REINSURANCE COULD LEAD TO REDUCED PREMIUM RATES WHICH COULD REDUCE OUR NET INCOME.

     Historically, we have experienced fluctuations in operating results due to competition, frequency of occurrence or severity of catastrophic events, levels of capacity, general economic conditions and other factors. Demand for reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic conditions. In addition, the larger insurers created by the consolidation discussed above may require less reinsurance. The supply of reinsurance is related to prevailing prices and levels of surplus capacity that, in turn, may fluctuate in response to changes in rates of return being realized in the reinsurance industry. It is possible that premium rates or other terms and conditions of trade could vary in the future, that the present level of demand will not continue or that the present level of supply of reinsurance could increase as a result of capital provided by recent or future market entrants or by existing reinsurers.

IF WE ARE UNABLE TO MAINTAIN A FAVORABLE FINANCIAL STRENGTH RATING, IT MAY BE MORE DIFFICULT FOR US TO WRITE NEW BUSINESS.

     Third party rating agencies assess and rate the claims-paying ability of reinsurers and insurers based upon criteria established by the rating agencies. Periodically the rating agencies evaluate us to confirm that we continue to meet the criteria of the ratings previously assigned to us. The claims-paying ability ratings assigned by rating agencies to reinsurance or insurance companies represent independent opinions of financial strength and ability to meet policyholder obligations, and are not directed toward the protection of investors. Ratings by rating agencies are not ratings of securities or recommendations to buy, hold or sell any security and are not applicable to the securities being offered by this prospectus.

     Our operating subsidiaries hold an "A" rating from A.M. Best and a "BBB+" financial strength rating from Standard & Poor's Insurance Rating Services. Financial strength ratings are used by insurers and reinsurance and insurance intermediaries as an important means of assessing the financial strength and quality of reinsurers. In addition, the rating of a company purchasing reinsurance may be adversely affected by an unfavorable rating or the lack of a rating of its reinsurer. In July 2000, Standard & Poor's downgraded their ratings with respect to Odyssey America, ORC and Hudson from "A-" to "BBB+". As a result, we were removed from some of our major clients' lists of approved reinsurers, particularly with respect to classes of business in which it typically takes longer for claims to arise. We may not maintain our favorable financial strength ratings from the rating agencies. A downgrade or withdrawal of any rating could severely limit or prevent us from writing any new reinsurance or insurance policies.

IF WE ARE UNABLE TO REALIZE OUR INVESTMENT OBJECTIVES, OUR FINANCIAL CONDITION MAY BE ADVERSELY AFFECTED.

     Our operating results depend in part on the performance of our investment portfolio. The ability to achieve our investment objectives is affected by general economic conditions that are beyond our control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. General economic conditions, stock market conditions and many other factors can also adversely affect the equities markets and, consequently, the value of the equity securities we own. We may not be able to realize our investment objectives, which could reduce our net income significantly.

WE MAY BE ADVERSELY AFFECTED BY FOREIGN CURRENCY FLUCTUATIONS.

     Our functional currency is the U.S. dollar. A portion of our premiums are written in currencies other than the U.S. dollar and a portion of our loss reserves are also in foreign currencies. Moreover, we maintain a portion of our investments in currencies other than the U.S. dollar. We currently have a Japanese yen forward contract to hedge against the fall in the value of our yen denominated securities versus the U.S. dollar, but this contract may not completely protect us if the value of the yen decreases significantly. We may, from time to time, experience losses resulting from fluctuations in the values of the Japanese yen or other foreign currencies, which could adversely affect our operating results.

OUR ABILITY TO BORROW IS LIMITED BY FAIRFAX'S BANK CREDIT FACILITIES WHICH COULD HAVE AN ADVERSE EFFECT ON OUR FINANCIAL CONDITION.

     The current agreements governing Fairfax's bank credit facilities with its banks prevent any subsidiaries of Fairfax from borrowing money. Although Fairfax intends to seek a modification of these agreements as they pertain to us, our financial flexibility in the future will be limited by the terms of those agreements if Fairfax is unable to obtain such a waiver.

WE ARE A HOLDING COMPANY AND ARE DEPENDENT ON DIVIDENDS AND OTHER PAYMENTS FROM OUR OPERATING SUBSIDIARIES, WHICH ARE SUBJECT TO DIVIDEND RESTRICTIONS.

     We are a holding company whose principal source of funds is cash dividends and other permitted payments from our operating subsidiaries, principally Odyssey America. If our subsidiaries are unable to make payments to us, or are able to pay only limited amounts, we may be unable to pay dividends or make payments on our indebtedness. The payment of dividends by our operating subsidiaries is subject to restrictions set forth in the insurance laws and regulations of Connecticut, Delaware and the United Kingdom. See "Insurance Regulatory Matters -- Dividends."

OUR BUSINESS COULD BE ADVERSELY AFFECTED BY THE LOSS OF ONE OR MORE KEY
EMPLOYEES.

     We are substantially dependent on a small number of key employees, in particular Andrew Barnard, Michael Wacek and Roland Jackson. We believe that the experiences and reputations in the reinsurance industry of Messrs. Barnard, Wacek and Jackson are important factors in our ability to attract new business. We have entered into employment agreements with Messrs. Barnard, Wacek and Jackson. Our success has been, and will continue to be, dependent on our ability to retain the services of our existing key employees and to attract and retain additional qualified personnel in the future. The loss of the services of Mr. Barnard, Mr. Wacek or Mr. Jackson or any other key employee, or the inability to identify, hire and retain other highly qualified personnel in the future, could adversely affect the quality and profitability of our business operations. We do not currently maintain key employee insurance with respect to any of our employees.

OUR BUSINESS IS PRIMARILY DEPENDENT UPON A LIMITED NUMBER OF UNAFFILIATED REINSURANCE BROKERS AND THE LOSS OF BUSINESS PROVIDED BY THEM COULD ADVERSELY AFFECT OUR BUSINESS.

     We market our reinsurance products worldwide primarily through reinsurance brokers, as well as directly to our customers. Five brokerage firms accounted for 68%, 66% and 64% of our net premiums written for the years ended December 31, 1998, 1999 and 2000, respectively, in the Americas division. Loss of all or a substantial portion of the business provided by these brokers could have a material adverse effect on us.

OUR RELIANCE ON PAYMENTS THROUGH REINSURANCE BROKERS EXPOSES US TO CREDIT RISK.

     In accordance with industry practice, we frequently pay amounts owing in respect of claims under our policies to reinsurance brokers, for payment over to the ceding insurers. In the event that a broker fails to make such a payment, depending on the jurisdiction, we might remain liable to the ceding insurer for the deficiency. Conversely, in certain jurisdictions, when the ceding insurer pays premiums for such policies to reinsurance brokers for payment over to us, such premiums will be deemed to have been paid and the ceding insurer will no longer be liable to us for those amounts, whether or not we have actually received such premiums. Consequently, in connection with the settlement of reinsurance balances, we assume a degree of credit risk associated with brokers around the world.

OUR COMPUTER AND DATA PROCESSING SYSTEMS MAY FAIL OR BE PERCEIVED TO BE INSECURE, WHICH COULD ADVERSELY AFFECT OUR BUSINESS AND DAMAGE OUR CUSTOMER RELATIONSHIPS.

     Our business is highly dependent upon the successful and uninterrupted functioning of our computer and data processing systems. We rely on these systems to perform actuarial and other modelling functions necessary for writing business, as well as to process and make claims payments. We have a highly trained staff that is committed to the continual development and maintenance of these systems. However, the failure of these systems could interrupt our operations or materially impact our ability to rapidly evaluate and commit to new business opportunities. If sustained or repeated, a system failure could result in the loss of existing or potential business relationships, or compromise our ability to pay claims in a timely manner. This could result in a material adverse effect on our business results.

     Our insurance may not adequately compensate us for material losses that may occur due to disruptions in our service as a result of computer and data processing systems failure. We do not maintain redundant systems or facilities for all of our services.

     In addition, a security breach of our computer systems could damage our reputation or result in liability. We retain confidential information regarding our business dealings in our computer systems. We may be required to spend significant capital and other resources to protect against security breaches or to alleviate problems caused by such breaches. Any well-publicized compromise of security could deter people from conducting transactions that involve transmitting confidential information to our systems. Therefore, it is critical that these facilities and infrastructure remain secure and are perceived by the marketplace to be secure. Despite the implementation of security measures, this infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third parties or similar disruptive problems. In addition, we could be subject to liability if hackers were able to penetrate our network security or otherwise misappropriate confidential information.

WE MAY NOT BE ABLE TO ALLEVIATE RISK SUCCESSFULLY THROUGH RETROCESSIONAL ARRANGEMENTS AND WE ARE SUBJECT TO CREDIT RISKS WITH RESPECT TO OUR RETROCESSIONAIRES.

     We attempt to limit our risk of loss through retrocessional arrangements, including reinsurance agreements with other reinsurers, referred to as retrocessionaires. The availability and cost of retrocessional protection is subject to market conditions, which are beyond our control. As a result, we may not be able successfully to alleviate risk through retrocessional arrangements. In addition, we are subject to credit risk with respect to our retrocessions because the ceding of risk to retrocessionaires does not relieve us of our liability to the companies we reinsured.

     We purchase reinsurance coverage to insure against a portion of our risk on policies we write directly. We expect that limiting our insurance risks through reinsurance will continue to be important to us. Reinsurance does not affect our direct liability to our policyholders on the business we write. Although our current reinsurance program is primarily maintained with reinsurers rated "A" (Excellent) or better by A.M. Best, a reinsurer's insolvency or inability to make payments under the terms of its reinsurance agreements with us could have a material adverse effect on us. In addition, we cannot assure you that reinsurance will remain available to us to the same extent and on the same terms as are currently available.

OUR BUSINESS COULD BE ADVERSELY AFFECTED AS A RESULT OF POLITICAL, REGULATORY, ECONOMIC OR OTHER INFLUENCES IN THE INSURANCE INDUSTRY.

     The insurance industry is highly regulated and is subject to changing political, economic and regulatory influences. These factors affect the practices and operation of insurance and reinsurance organizations. Federal and state legislatures have periodically considered programs to reform or amend the U.S. insurance system at both the federal and state level. Recently, the insurance and reinsurance regulatory framework has been subject to increased scrutiny in many jurisdictions, including the United States and various states in the United States.

     Changes in current insurance regulation may include increased governmental involvement in the insurance industry or may otherwise change the business and economic environment in which insurance industry participants operate. In the United States, for example, the states of Hawaii and Florida have implemented arrangements whereby property insurance in catastrophe prone areas is provided through state-sponsored entities. The California Earthquake Authority, the first privately financed, publicly operated residential earthquake insurance pool, provides earthquake insurance to California homeowners.

     Such changes could cause us to make unplanned modifications of products or services, or may result in delays or cancellations of sales of products and services by insurers or reinsurers. Insurance industry participants may respond to changes by reducing their investments or postponing investment decisions, including investments in our products and services. We cannot predict the future impact of changing law or regulation on our operations; any changes could have a material adverse effect on us or the insurance industry in general.

              RISKS RELATED TO THIS OFFERING AND OUR COMMON STOCK

BECAUSE OUR CONTROLLING STOCKHOLDER INTENDS TO RETAIN CONTROL, YOU MAY BE UNABLE TO REALIZE A GAIN ON YOUR INVESTMENT IN OUR COMMON STOCK IN CONNECTION WITH AN ACQUISITION BID.

     Immediately upon completion of this offering, Fairfax, through its wholly-owned subsidiaries TIG and ORH Holdings, will own 74% of our outstanding common stock, or approximately 71% if the underwriters' over-allotment option is exercised in full. Consequently, Fairfax will be in a position to determine the outcome of corporate actions requiring stockholder approval, including:

     -  electing members of our board of directors;

     -  adopting amendments to our charter documents; and

     - approving a merger or consolidation, liquidation or sale of all or substantially all of our assets.

     In addition, Fairfax has provided us, and after completion of this offering will continue to provide us, with certain services. All of our directors, except for Mr. Barnard, also are directors or officers of Fairfax or certain of its subsidiaries. Conflicts of interest could arise between our company and Fairfax or one of its subsidiaries, and any conflict of interest may be resolved in a manner that does not favor us.

     Fairfax intends to retain control of us and cannot foresee any circumstances under which it would sell a sufficient number of shares of our common stock to cause it not to retain such control. In order to retain control, Fairfax may decide not to enter into a transaction in which our stockholders would receive consideration for their shares that is much higher than the cost of their investment in our common stock or the then current market price of our common stock. Any decision regarding the ownership of us that Fairfax may make at some future time will be in its absolute discretion.

INVESTORS WILL INCUR IMMEDIATE DILUTION AND MAY EXPERIENCE FURTHER DILUTION.

     The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of the outstanding common stock immediately after this offering. If you purchase common stock in this offering, based upon the issuance and sale of 17,142,857 shares of common stock at the initial public offering price of $18.00 per share, you will incur immediate dilution of approximately $4.41 in the net tangible book value per share of the common stock.

THERE HAS BEEN NO PRIOR PUBLIC MARKET FOR OUR COMMON STOCK, AND OUR STOCK PRICE MAY BE VOLATILE AND COULD DECLINE SIGNIFICANTLY.

     Prior to this offering, there has been no public market for our common stock and an active public market for our common stock may not develop or be sustained after this offering. The initial public offering price for the common stock has been determined by negotiations between our company and the underwriters, and may not be representative of the price that will prevail in the open market. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. In addition, the market price of our common stock could fluctuate significantly in response to various factors, including:

     -  actual or anticipated variations in our results of operations;

     - announcements of innovations, new services or products or significant price reductions by us or our competitors;

     -  the occurrence of major catastrophic events; and

     -  changes in financial estimates by securities analysts.

SIGNIFICANT FLUCTUATION IN THE MARKET PRICE OF OUR COMMON STOCK COULD RESULT IN SECURITIES CLASS ACTION CLAIMS AGAINST US.

     Significant price and value fluctuations have occurred with respect to the securities of insurance and insurance-related companies. Our common stock price is likely to be volatile in the future. In the past, following periods of downward volatility in the market price of a company's securities, class action litigation has often been pursued against such companies. If similar litigation were pursued against us, it could result in substantial costs and a diversion of our management's attention and resources.

PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW MAY IMPEDE ATTEMPTS TO REPLACE OR REMOVE OUR MANAGEMENT OR INHIBIT A TAKEOVER, WHICH COULD ADVERSELY AFFECT THE VALUE OF OUR COMMON STOCK.

     Our certificate of incorporation and bylaws, as well as Delaware corporate law, contain provisions that could delay or prevent changes in our management or a change of control that a stockholder might consider favorable and may prevent you from receiving a takeover premium for your shares. These provisions include, for example,

     - authorizing the issuance of preferred stock, the terms of which may be determined at the sole discretion of the board of directors;

     - establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at meetings; and

     - providing that special meetings of shareholders may be called only by our board of directors, the chairman of our board of directors, our president or our secretary.

     These provisions apply even if the offer may be considered beneficial by some of our stockholders. If a change in management or a change of control is delayed or prevented, the market price of our common stock could decline.

SUBSTANTIAL SALES OF OUR COMMON STOCK AFTER THIS OFFERING COULD RESULT IN A LOWER MARKET PRICE OF OUR COMMON STOCK.

     Sales of substantial amounts of our common stock in the public market after 180 days following this offering, or the perception that these sales will occur, could adversely affect the market price of our common stock. After completion of this offering, our 48,000,000 outstanding shares of common stock owned by TIG and ORH Holdings will be eligible for sale in the public market at various times after 180 days from the date of this prospectus, subject to volume limitations. We have entered into an agreement with TIG and ORH Holdings giving each of them the right, in certain circumstances, to demand that we file a registration statement to enable them to sell their common stock. Fairfax has stated that it does not intend to sell a sufficient number of shares of our common stock to cause it not to retain control of us.

                           FORWARD-LOOKING STATEMENTS

     Any written or oral statements made by us or on our behalf may include forward-looking statements that reflect our current views with respect to future events and financial performance. These forward-looking statements relate to, among other things, our plans and objectives for future operations. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other factors, which we describe in more detail elsewhere in this prospectus, include, but are not limited to:

     - the occurrence of catastrophic events with a frequency or severity exceeding our estimates;

     - a decrease in the level of demand for our reinsurance or insurance business, or increased competition in the industry;

     - the lowering or loss of one of our financial or claims-paying ratings, including those of our subsidiaries;

     -  risks associated with implementing our business strategies;

     -  uncertainties in our reserving process;

     -  failure of our reinsurers to honor their obligations;

     -  actions of our competitors, including industry consolidation;

     - increased competition from alternative sources of risk management products, such as the capital markets;

     -  loss of services of any of our key employees;

     - the passage of federal or state legislation subjecting our business to additional supervision or regulation, including additional tax regulation, in the United States or other jurisdictions in which we operate; and

     - changes in economic conditions, including interest rate conditions which could affect our investment portfolio.

     The words "believe," "anticipate," "project," "expect," "intend," "will likely result," "will seek to" or "will continue" and similar expressions identify forward-looking statements. We caution readers not to place undue reliance on these forward-looking statements, which speak only as of their dates. We have described some important factors that could cause our actual results to differ materially from our expectations in this prospectus, including in the section titled "Risk Factors." Except as otherwise required by federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

     We estimate that we will receive net proceeds from this offering of approximately $286.3 million, or $329.7 million if the underwriters' over-allotment option is exercised in full, at the initial public offering price of $18.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

     We intend to use $233.6 million of the net proceeds from this offering to make a cash payment to Fairfax subsidiaries as partial consideration for the common stock of Odyssey America. We intend to retain the remaining proceeds from this offering of approximately $52.7 million, or $96.1 million if the underwriters' over-allotment option is exercised in full, for general corporate purposes, which may include a capital contribution to the statutory surplus of Odyssey America, payment of our quarterly cash dividend or payments on the $200 million in term notes, due June 30, 2004 and bearing interest at a rate of 225 basis points over LIBOR, issued to TIG and ORH Holdings, our principal stockholders, as partial consideration for the purchase of the common stock of Odyssey America. Until we use the net proceeds from this offering, we intend to invest the net proceeds in U.S. Treasury and government agency obligations and high grade corporate debt securities.

                                DIVIDEND POLICY

     Our board of directors intends to establish an initial policy of declaring quarterly cash dividends on our common stock. It is expected that the quarterly cash dividend payment will be $0.025 per share, or $0.10 per share annually, with the initial dividend to be declared in the third quarter of 2001 and paid in the fourth quarter of 2001. The declaration and payment of dividends are subject to the discretion of our board of directors and depend on, among other things, our financial condition, general business conditions and legal restrictions regarding the payment of dividends by us and other factors which our board may in the future consider to be relevant.

     As a holding company with no direct operations, we rely on cash dividends and other permitted payments from our insurance subsidiaries to pay dividends to our stockholders. The amount payable without the prior approval of the applicable state insurance department is limited by state insurance law. See "Insurance Regulatory Matters -- Dividends." Based on these requirements, in the twelve month period ending March 31, 2002, our U.S. insurance subsidiaries will be able to pay to us approximately $85.3 million in dividends without prior regulatory approval.

                                 CAPITALIZATION

     The table below shows the actual capitalization of Odyssey America as of March 31, 2001. The "As Adjusted" column reflects the capitalization of OdysseyRe after giving effect to the issuance of our common stock, the cash payment of $233.6 million and the issuance of $200 million of term notes by us to wholly owned subsidiaries of Fairfax in exchange for the common stock of Odyssey America, the award of approximately 222,222 shares of our common stock under our restricted share plan and the sale by us of the 17,142,857 shares of common stock pursuant to this offering at the initial public offering price of $18.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us of $22.3 million. See "Use of Proceeds."

     This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of Odyssey America and related notes appearing elsewhere in this prospectus.

                                                               AS OF MARCH 31, 2001
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                              (DOLLARS IN THOUSANDS)
Debt........................................................  $     --    $  200,000
Stockholders' equity:
Preferred stock, none authorized, issued and outstanding
  (actual); $.01 par value, 200,000,000 shares authorized,
  none issued and outstanding (as adjusted).................        --            --
Common stock, $300 par value, 33,500 shares authorized,
  20,875 issued and outstanding (actual); $.01 par value,
  500,000,000 shares authorized, 65,142,857 shares issued
  and outstanding (as adjusted).............................     6,262           653
Additional paid-in capital..................................   914,438       798,761(1)
Unearned compensation.......................................        --        (4,000)(2)
Accumulated comprehensive loss net of deferred income
  taxes.....................................................    (6,701)       (6,701)
Retained earnings...........................................    73,940        73,940
                                                              --------    ----------
Total stockholders' equity..................................   987,939       862,653
                                                              --------    ----------
     Total capitalization...................................  $987,939    $1,062,653
                                                              ========    ==========
Ratio of total debt to total capitalization.................       0.0%         18.8%

---------------

(1) Includes a tax benefit of approximately $22 million resulting from our no longer being a part of Fairfax's consolidated tax group upon completion of this offering. Refer to Note (C) to the unaudited pro forma financial statements included in this prospectus for further details.

(2) Represents grants of shares of our common stock pursuant to our restricted share plan to be issued following the completion of this offering.

                                    DILUTION

     As of March 31, 2001, our actual net tangible book value was $1.0 billion, or $21.06 per share, based on 48,000,000 shares outstanding, of common stock. Net tangible book value represents the amount of our total tangible assets, including deferred acquisition costs and excluding goodwill, less our total liabilities excluding negative goodwill. After giving effect to the cash payment of $233.6 million and the issuance by us of $200 million of term notes to subsidiaries of Fairfax and the issuance and sale of the 17,142,857 shares of common stock offered by us at the initial public offering price of $18.00 per share, our adjusted net tangible book value as of March 31, 2001 would have been $885.6 million, or $13.59 per share, including a tax benefit of approximately $22 million resulting from no longer being a part of Fairfax's consolidated tax group upon completion of this offering. The adjusted net tangible book value after this offering assumes that the net proceeds from this offering to us, net of underwriting discounts and commissions and offering expenses, will be approximately $52.7 million. Based on the foregoing, there would be as at March 31, 2001 an immediate decrease in net tangible book value of $7.47 per share to existing stockholders and an immediate dilution of $4.41 per share to new investors. The following table illustrates this per share dilution:

Initial public offering price per share.....................    $  18.00
                                                                --------
     Net tangible book value per share at March 31, 2001
      before the cash payment and issuance of the term notes
      and application of the remaining net proceeds to us
      from this offering....................................       21.06
     Decrease per share due to issuance of shares of common
      stock in this offering................................       (5.54)
     Decrease per share attributable to the cash payment....       (3.59)
     Decrease per share attributable to the issuance of the
      term notes............................................       (3.07)
     Increase per share attributable to the purchase of
      common stock by new investors.........................        4.39
     Increase per share attributable to tax
      deconsolidation.......................................        0.34
                                                                --------
As adjusted net tangible book value per share after this
  offering..................................................       13.59
                                                                --------
Dilution per share to new investors.........................    $   4.41
                                                                ========

     New investors under this offering will purchase 17,142,857 shares of our common stock, or approximately 26% of our issued and outstanding common stock, at the initial public offering price of $18.00 per share for total consideration of $308.6 million, whereas our existing stockholders, namely TIG and ORH Holdings, transferred to us all of the issued and outstanding shares of Odyssey America in exchange for 48,000,000 shares of our common stock, a cash payment of $233.6 million and $200 million of term notes.

                       SELECTED HISTORICAL FINANCIAL DATA

     The following selected financial data should be read with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes that are included in this prospectus. GAAP financial information in the table reflects the results of operations and financial position of Odyssey America and ORC, from the dates the respective companies were acquired by Fairfax. Odyssey America's historical information will become our historical GAAP information immediately prior to the completion of this offering.

     The following GAAP statement of income and balance sheet data, relating to each of the years 1996 and 1997, has been derived from the unaudited financial statements of Odyssey America and, relating to each of the years 1998 through 2000, has been derived from the annual consolidated financial statements of Odyssey America audited by PricewaterhouseCoopers LLP, independent accountants. The GAAP statement of income data for the three months ended March 31, 2000 and 2001 and the GAAP balance sheet data as of March 31, 2001 were derived from Odyssey America's unaudited consolidated financial statements. Odyssey America's unaudited consolidated financial statements include all adjustments which in management's opinion are necessary for fair presentation of its financial position on such dates and the results of operations for those periods. Consolidated balance sheets as of December 31, 1999 and 2000 and March 31, 2001, and the related consolidated statements of operations and comprehensive income, of stockholders' equity and of cash flows for the three years ended December 31, 2000 and for the three months ended March 31, 2000 and 2001, and related notes, appear in this prospectus beginning at page F-1.

     The statutory data set forth below has been derived from statutory financial statements filed by our insurance subsidiaries with the relevant insurance departments. These statutory financial statements have been prepared in accordance with statutory accounting principles which differ from GAAP.

     We encourage you to read the consolidated financial statements included in this prospectus because they contain complete financial statements of Odyssey America for the periods presented. The results for the year ended December 31, 1999 reflect the results of Odyssey America from April 13, 1999, the date on which it was acquired by Fairfax. Results of operations for the three months ended March 31, 2001 are not necessarily indicative of the results that may be expected for the year ended December 31, 2001. As well, historical results of operations are not necessarily indicative of future results.

                                                                                                         THREE MONTHS ENDED
                                                        YEARS ENDED DECEMBER 31,                              MARCH 31,
                                     --------------------------------------------------------------    -----------------------
                                        1996         1997         1998         1999         2000          2000         2001
                                     ----------   ----------   ----------   ----------   ----------    ----------   ----------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
GAAP STATEMENT OF INCOME DATA:
Gross premiums written.............  $  118,726   $  218,452   $  271,975   $  654,518   $  862,166    $  191,389   $  251,791
Net premiums written...............     113,121      197,425      212,758      502,622      701,334       149,892      229,753
Net premiums earned................     115,677      210,038      216,566      508,408      681,831       150,073      187,387
Net investment income..............      39,358       61,406       62,839      121,169      126,593        33,984       29,325
Net realized investment gains
  (losses).........................      23,037       48,131       53,491        4,783       23,611        (1,670)       3,480
Other income, net..................       5,242        7,261        7,087       11,586        3,839           713        1,158
                                     ----------   ----------   ----------   ----------   ----------    ----------   ----------
  Total revenue....................     183,314      326,836      339,983      645,946      835,874       183,100      221,350
Losses and loss adjustment
  expenses.........................      87,496      145,388      166,052      383,883      503,464       108,216      130,770
Acquisition costs..................      26,324       53,377       53,696      136,731      198,570        43,404       48,163
Other underwriting expenses........      10,718       18,418       19,643       45,772       53,254        11,410       14,351
                                     ----------   ----------   ----------   ----------   ----------    ----------   ----------
  Total expenses...................     124,538      217,183      239,391      566,386      755,288       163,030      193,284
Income before income taxes.........      58,776      109,653      100,592       79,560       80,586        20,070       28,066
Income tax.........................      17,671       35,589       32,127       23,526       25,795         6,209        9,291
                                     ----------   ----------   ----------   ----------   ----------    ----------   ----------
Net income.........................  $   41,105   $   74,064   $   68,465   $   56,034   $   54,791    $   13,861   $   18,775
                                     ==========   ==========   ==========   ==========   ==========    ==========   ==========
Net income per share(1)............  $     1.07   $     1.93   $     1.78   $     1.39   $     1.14    $     0.29   $     0.39
                                     ==========   ==========   ==========   ==========   ==========    ==========   ==========

                                                                 AS OF DECEMBER 31,
                                           --------------------------------------------------------------    AS OF MARCH 31,
                                              1996         1997         1998         1999         2000            2001
                                           ----------   ----------   ----------   ----------   ----------    ---------------
                                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
GAAP BALANCE SHEET DATA (END OF PERIOD):
Total investments and cash...............  $1,102,032   $1,208,206   $1,172,679   $2,603,242   $2,641,615      $2,642,225
Total assets.............................   1,842,137    1,846,908    1,800,341    4,079,726    4,254,103       4,339,089
Unpaid losses and loss adjustment
  expenses...............................   1,309,856    1,238,250    1,176,292    2,569,895    2,566,396       2,571,692
Total stockholders' equity...............     288,858      375,963      384,791      806,336      957,875         987,939
Book value per share(2)..................  $     7.52   $     9.79   $    10.02   $    16.80   $    19.96      $    20.58
Dividends per share(2)...................          --           --         0.94         2.46         1.77              --

                                                                                                         THREE MONTHS ENDED
                                                   YEARS ENDED OR AS OF DECEMBER 31,                     OR AS OF MARCH 31,
                                     --------------------------------------------------------------    -----------------------
                                        1996         1997         1998         1999         2000          2000         2001
                                     ----------   ----------   ----------   ----------   ----------    ----------   ----------
SELECTED GAAP FINANCIAL RATIOS:
Losses and loss adjustment expenses
  ratio............................        75.6%        69.2%        76.7%        75.5%        73.9%         72.1%        69.8%
Underwriting expense ratio.........        32.0         34.2         33.8         35.9         36.9          36.5         33.4
                                     ----------   ----------   ----------   ----------   ----------    ----------   ----------
Combined ratio.....................       107.6%       103.4%       110.5%       111.4%       110.8%        108.6%       103.2%
                                     ==========   ==========   ==========   ==========   ==========    ==========   ==========
SELECTED STATUTORY COMBINED
  DATA:(3)
Losses and loss adjustment expenses
  ratio............................        75.7%        71.3%        74.6%        86.7%        72.8%         72.3%        70.8%
Underwriting expense ratio.........        36.1         35.9         33.8         36.0         36.1          35.7         31.4
                                     ----------   ----------   ----------   ----------   ----------    ----------   ----------
Combined ratio.....................       111.8%       107.2%       108.4%       122.7%       108.9%        108.0%       102.2%
                                     ==========   ==========   ==========   ==========   ==========    ==========   ==========
Statutory surplus..................  $  327,199   $  368,367   $  381,564   $  855,835   $  853,008    $  862,732   $  863,162
Ratio of net premiums written to
  statutory surplus(4).............        0.61x        0.53x        0.55x        0.64x        0.71x         0.57x        0.91x

---------------

(1) Based on 48,000,000 shares outstanding immediately prior to the completion of this offering, and adjusted to reflect the relative number of weighted average shares actually outstanding for each period, resulting in 38,400,000 weighted average shares outstanding for the years ended December 31, 1996, 1997 and 1998, 40,425,772 for the year ended December 31, 1999 and 48,000,000 for the year ended December 31, 2000 and the three months ended March 31, 2000 and 2001. In the Odyssey America financial statements included in this prospectus, items are based on the weighted average shares outstanding during the applicable period.

(2) Based on 48,000,000 shares outstanding at December 31, 1999 and 2000 and March 31, 2001 and 38,400,000 shares outstanding at December 31, 1996, 1997 and 1998. In the Odyssey America financial statements included in this prospectus, items are based on the number of shares outstanding on the applicable date.

(3) ORC's and Hudson's full year results are included in the combined statutory results for 1996 through 2000. Odyssey America's full year results are included in the combined statutory results for 1999 and 2000.

(4) The ratios for the three months ended March 31, 2000 and 2001 have been annualized to be comparable to prior periods.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the consolidated financial statements and accompanying notes, which appear elsewhere in this prospectus. It contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forwarding-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the heading "Risk Factors."

OVERVIEW

     OdysseyRe is a recently incorporated holding company with no assets, operations, revenues or cash flows. In connection with this offering, all of the outstanding shares of Odyssey America will be acquired by us from Fairfax subsidiaries for aggregate consideration of $233.6 million in cash, $200 million in term notes and 48,000,000 shares of our common stock. Accordingly, the financial statements of Odyssey America are included in this prospectus as they will become our historical financial information immediately prior to the completion of this offering.

     We are a leading U.S.-based underwriter of reinsurance, providing a full range of property and casualty products on a worldwide basis. Our operating subsidiaries offer a broad range of both treaty and facultative reinsurance to property and casualty insurers and reinsurers. Treaty reinsurance involves the reinsurance of a specific line or class of business for an insurance company pursuant to an agreement, or treaty. Facultative reinsurance means that we reinsure a specific policy as opposed to a line or class of business. In addition to our underwriting expertise in property and casualty reinsurance, we write specialty and non-traditional lines of reinsurance, including professional liability and marine and aerospace.

     On April 13, 1999 Fairfax purchased all of the common stock of Odyssey America and its subsidiaries. Our financial results for the year ended December 31, 1999 include results of Odyssey America from April 13, 1999, and consequently a comparison of these results to our results for other periods may not be particularly meaningful.

     For the years ended December 31, 1999 and 2000 and the three months ended March 31, 2001, our gross premiums written were $654.5 million, $862.2 million and $251.8 million, respectively, our net premiums written were $502.6 million, $701.3 million and $229.8 million, respectively, and our net income was $56.0 million, $54.8 million and $18.8 million, respectively. As of March 31, 2001, we had total assets of $4.3 billion and total stockholders' equity of $987.9 million.

     We operate our business through three divisions, the Americas, Newline Syndicate and EuroAsia divisions, which are based principally on geographic regions. We provide reinsurance and insurance either through brokerages or directly with cedants. The Americas division is comprised of four units, the United States, Canada, Latin America and the London Branch units. The Newline Syndicate division is comprised of our Lloyd's of London business. The EuroAsia division was formed in late 2000, and accordingly had no material written premiums in 2000. As part of the realignment of our business across geographic regions, business previously written by the London Branch unit is being written through the Newline Syndicate division, effective July 2000, and through the EuroAsia division, effective January 2001. The financial impact of the London Branch unit business written in prior periods will continue to be included in the Americas division. In addition, business previously written by CTR became available for renewal by the EuroAsia division beginning July 2000. In connection with the realignment, most of the underwriting and marketing staff of CTR was transferred to the EuroAsia division. Business renewed from the London Branch unit and CTR will be fully reflected in the EuroAsia division's results for 2001. In addition to renewal business transferred from the London Branch unit and renewal business of CTR, the EuroAsia division will include new business that it generates.

     The property and casualty reinsurance and insurance industries use the combined ratio as a measure of underwriting profitability. The GAAP combined ratio is the addition of losses and loss adjustment expenses (LAE) incurred as a percent of net premiums earned plus underwriting expenses, which includes acquisition costs and other underwriting expenses, as a percent of net premiums earned. The combined ratio reflects only underwriting results, and does not include income from investments. Underwriting profitability is subject to significant fluctuations due to competition, catastrophic events, economic and social conditions, foreign currency fluctuations and other factors. Our combined ratio for the three months ended March 31, 2001 was 103.2%, down from 108.6% for the three months ended March 31, 2000. Our combined ratio for the year ended December 31, 2000 was 110.8%, down from 111.4% for the year ended December 31, 1999. Our combined ratio for the year ended December 31, 1998 was 110.5%.

REVENUE

     We derive our revenue from two principal sources: premiums from reinsurance assumed and insurance, net of premiums ceded (net premiums written), and income from investments. Net premiums written become earned (net premiums earned) as they are credited to revenue over the terms of the underlying contracts or certificates in force. The relationship between net premiums written and net premiums earned will, therefore, vary depending generally on the volume and inception dates of the business assumed and ceded and the mix of such business between proportional and excess of loss reinsurance.

EXPENSES

     We determine our reserve for unpaid losses and loss adjustment expenses based on reports and individual case estimates received from ceding companies. We use generally accepted actuarial methodologies to determine a reserve for losses incurred but not reported (IBNR) on the basis of our historical experience and other estimates. We review the reserves continually and changes in estimates are reflected in the operating results of the period in which they become known. Accordingly, losses and loss adjustment expenses are charged to income in the calendar year they are incurred.

     Our reserves for losses and loss adjustment expenses are estimates of amounts needed to pay reported and unreported claims and related loss adjustment expenses. The estimates are based on assumptions related to the ultimate cost to settle these claims. Our reserves for losses and loss adjustment expenses are determined in accordance with sound actuarial practices. However, the inherent uncertainties of estimating reserves are greater for reinsurers than for primary insurers, due to the diversity of development patterns among different types of reinsurance contracts and the necessary reliance on ceding companies for information regarding reported claims. As a result, we cannot be sure that our ultimate liability will not exceed amounts we have reserved.

     Acquisition costs consist principally of commissions and brokerage expenses incurred on business written under reinsurance contracts or certificates and insurance policies. These costs are deferred and amortized over the period in which the related premiums are earned. Commission adjustments are accrued based on the underwriting profitability of the business produced. Deferred acquisition costs are limited to their estimated realizable value which considers anticipated losses and loss adjustment expenses and estimated remaining costs of servicing the contracts or certificates, all based on our historical experience.

     Other underwriting expenses consist of cost of operations associated with our underwriting activities. These expenses include compensation, rent, and all other general expenses allocated to our underwriting activity and exclude any investment or claims related expenses.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2001 COMPARED TO THREE MONTHS ENDED MARCH 31, 2000

     GROSS PREMIUMS WRITTEN. Gross premiums written for the three months ended March 31, 2001 increased by $60.4 million, or 31.6%, to $251.8 million from $191.4 million for the three months ended March 31, 2000. The increase in premium volume is attributable to increases in the Americas division of $19.0 million, or 11.8%, Newline Syndicate of $9.7 million, or 31.3%, and EuroAsia division of $31.7 million.

     The increase in the Americas division is attributable to increases in the United States unit of $12.6 million, or 8.9%, the Latin America unit of $1.2 million, or 16.2%, and the London Branch unit of $4.7 million, or 50.0%. The increase in the London Branch unit primarily reflects the impact of remaining premiums associated with proportional reinsurance contracts which began in the year 2000. Excluding amounts written through the London Branch, gross premiums written in the Americas division increased by $14.2 million or 9.5%.

     The increase in the Newline Syndicate division is mainly attributable to renewals of business previously written in the London Branch and more favorable pricing and terms, consistent with the improvement in Lloyds' market conditions.

     EuroAsia division's gross premiums written for the three months ended March 31, 2001 were $31.7 million, consisting of international reinsurance business primarily derived through CTR renewals. This division was not significantly active during the first quarter of 2000.

     CEDED PREMIUMS WRITTEN. Ceded premiums written for the three months ended March 31, 2001 decreased by $19.5 million, or 47.0%, to $22.0 million from $41.5 million for the three months ended March 31, 2000. The decrease in ceded premiums is primarily attributable to higher amounts of premiums retained under our reinsurance contracts and reductions in amounts ceded to our aggregate excess of loss contracts for prior underwriting years.

     NET PREMIUMS WRITTEN. Net premiums written for the three months ended March 31, 2001 increased by $79.9 million, or 53.2%, to $229.8 million from $149.9 million for the three months ended March 31, 2000. Net premiums written represents gross premiums written less ceded premiums written.

     NET PREMIUMS EARNED. Net premiums earned for the three months ended March 31, 2001 increased by $37.3 million, or 24.9%, to $187.4 million from $150.1 million for the three months ended March 31, 2000. The increase in unearned premium reserves in the first quarter 2001 is associated with an increase in net premiums written.

     NET INVESTMENT INCOME. Net investment income for the three months ended March 31, 2001 decreased by $4.7 million, or 13.8%, to $29.3 million from $34.0 million for the three months ended March 31, 2000.

     Net investment yield for the three month period on an annualized basis was 4.4% for 2001 compared to 4.8% for 2000.

     NET REALIZED INVESTMENT GAINS (LOSSES). Net realized investment gains for the three months ended March 31, 2001 were $3.5 million compared to net realized losses of $1.7 million for the three months ended March 31, 2000. The increase in realized gains was primarily from our fixed income securities, which generated a gain of $3.0 million in the first quarter of 2001. The realized loss in the first quarter 2000 was primarily from the sale of other long term invested assets during the quarter which generated a loss of $2.1 million.

     OTHER INCOME, NET. Other income, net is comprised of amortization of positive and negative goodwill and other income or expense items. The total of these items for the three months ended March 31, 2001 was $1.2 million compared to $0.7 million for the three months ended March 31, 2000.

     The major component of other income, net, consists of the amortization of negative goodwill associated with the purchase of ORC amortized over a ten-year period at $8.3 million per year, and $2.1 million for each of the three month periods ended March 31, 2001 and March 31, 2000, and the amortization of positive goodwill associated with the purchase of Odyssey America amortized over a ten-year period of $2.5 million per year and $0.6 million for each of the three month periods ended March 31, 2001 and March 31, 2000.

     LOSSES AND LOSS ADJUSTMENT EXPENSES. Losses and loss adjustment expenses for the three months ended March 31, 2001 were $130.8 million compared to $108.2 million for the three months ended March 31, 2000, an increase of $22.6 million, or 20.9%. The loss and LAE ratio for the three months ended March 31, 2001 was 69.8% compared to 72.1% for the three months ended March 31, 2000.

     The decrease in the loss and LAE ratio for the three months ended March 31, 2001, is the result of a slight decrease in the loss and LAE ratio for the Americas division, to 71.1% in 2001, from 72.0% in 2000, and a decrease in the loss and LAE ratio for the Newline Syndicate division to 60.1% in 2001 from 73.7% in 2000. The EuroAsia division loss ratio for the three months ended March 31, 2001 was 68.7%.

     The decrease in the loss and LAE ratio for the three months ended March 31, 2001 compared to the three months ended March 31, 2000 for the Newline Syndicate division is the result of overall improved loss development on the North American Treaty business, strong performance from the books transferred to the Newline Syndicate division from the London Branch and the discontinuance in 2000 of certain books of business.

     Losses and LAE incurred for the three months ended March 31, 2001 in respect of major catastrophes were $2.1 million, compared with no major catastrophes for the three months ended March 31, 2000.

     ACQUISITION COSTS. Acquisition costs for the three months ended March 31, 2001 were $48.2 million compared to $43.4 million for the three months ended March 31, 2000. The resulting acquisition ratio, acquisition expenses expressed as a percent of earned premium, was 25.7% for the three months ended March 31, 2001 compared to 28.9% for the three months ended March 31, 2000. The reduction in the acquisition expense ratio of 3.2% is attributable primarily to lower commission and brokerage costs across the portfolio.

     OTHER UNDERWRITING EXPENSES. Other underwriting expenses for the three months ended March 31, 2001 were $14.4 million compared to $11.4 million for the three months ended March 31, 2000. The other underwriting expense ratio, expressed as a percent of premiums earned, was 7.7% for the first quarter 2001, compared to 7.6% for the first quarter 2000.

     The increase in other underwriting expenses for the first quarter 2001 compared to the first quarter 2000 is largely attributable to costs associated with the establishment of our EuroAsia branches.

     COMBINED RATIO. Our combined ratio, which is the sum of the loss and loss adjustment ratio, the acquisition ratio and other underwriting expense ratio, decreased from 108.6% for the three months ended March 31, 2000 to 103.2% for the three months ended March 31, 2001. This was due to the reasons described above.

     FEDERAL AND FOREIGN INCOME TAX PROVISION. Federal and foreign income tax provision for the three months ended March 31, 2001 increased by $3.1 million to $9.3 million compared to $6.2 million for the three months ended March 31, 2000.

     The effective tax rate for the three months ended March 31, 2001 was 33.1% compared to 30.9% for the three months ended March 31, 2000. The increase in the effective tax rate was primarily due to the difference in the period to period change in the value of the discount amortization of our fixed income securities.

     NET INCOME. Net income for the three months ended March 31, 2001 increased by $4.9 million, or 35.5%, to $18.8 million from $13.9 million for the three months ended March 31, 2000.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

     GROSS PREMIUMS WRITTEN. Gross premiums written for the year ended December 31, 2000 increased by $207.7 million, or 31.7%, to $862.2 million from $654.5 million for the year ended December 31, 1999. The increase was due to the inclusion in 2000 of premiums written for the full year by Odyssey America compared to the inclusion in 1999 of premiums written from the date of April 13, 1999, the date it was acquired by Fairfax, to year end. The increase in premium volume is attributable to increases in the Americas division of $141.7 million, or 23.1%, and the Newline Syndicate division of $65.6 million, or 155%.

     The increase in premiums in the Americas division is comprised of the inclusion of $13.9 million Canadian branch business in 2000, an increase in the Latin American unit business of $24.2 million, which commenced full-time operations upon completing the start-up of its business in 1999, and an increase in primary insurance activities of $14.2 million. The remaining increase of $89.4 million in the Americas division is comprised of increases in its treaty business of $133.3 million, primarily specialty casualty, offset by decreases in its facultative casualty business of $44.0 million.

     The Newline Syndicate division's premium volume increase of $65.6 million is comprised of increases in marine and aerospace of $4.6 million and international casualty business of $4.8 million, both categories previously written by the London Branch, as well as major increases in North American casualty business of $30.4 million and financial lines of $20.6 million and $5.2 million in miscellaneous lines.

     CEDED PREMIUMS WRITTEN. Ceded premiums written for the year ended December 31, 2000 increased by $8.9 million, or 5.9%, to $160.8 million from $151.9 million for the year ended December 31, 1999. The increase in ceded premiums written was primarily due to the increased costs of our existing reinsurance program, and the increase in our gross volume.

     NET PREMIUMS WRITTEN. Net premiums written for the year ended December 31, 2000 increased by $198.7 million, or 39.5%, to $701.3 million from $502.6 million for the year ended December 31, 1999. Net premiums written represents gross premiums written less ceded premiums written.

     NET PREMIUMS EARNED. Net premiums earned for the year ended December 31, 2000 increased by $173.4 million, or 34.1%, to $681.8 million from $508.4 million for the year ended December 31, 1999. This increase was a result of the factors listed above, and reflects an increase in unearned premiums of $19.5 million for the year ended December 31, 2000, as compared to a decrease in unearned premiums of $5.8 million for the year ended December 31, 1999. This increase in unearned premiums is associated with the increase in net premiums written.

     NET INVESTMENT INCOME. Net investment income for the year ended December 31, 2000 increased by $5.4 million, or 4.5%, to $126.6 million from $121.2 million for the year ended December 31, 1999. Net investment yield was 5.0% in 1999 compared to 4.6% in 2000.

     The increase in investment income before expenses is principally from interest on our fixed income securities of $7.7 million, short term investments of $4.4 million, and increase in other invested assets of $6.3 million, offset by the decrease in dividends on our equity securities of $5.3 million.

     NET REALIZED INVESTMENT GAINS. Net realized investment gains for the year ended December 31, 2000 increased by $18.8 million to $23.6 million from $4.8 million for the year ended December 31, 1999. The increase in net realized gains in 2000 was primarily from our equity portfolio, which generated net gains of $37.3 million offset by net realized losses on fixed income securities and other investments. Included in net realized investments gains for the years ended December 31, 2000 and December 31, 1999 is $11.4 million and $2.1 million, respectively, of realized losses on the other than temporary write-down of certain fixed income and equity securities.

     During the fourth quarter of 2000, as of result of a downgrade of two fixed income securities, we decided to write down the value of such securities resulting in a realized loss of $11.4 million during 2000. During 1999, as a result of the fair value of two equity securities being significantly below cost for a continued period, the cost of such securities were written down to fair value resulting in a realized loss of $2.1 million during 1999.

     OTHER INCOME, NET. Other income, net is comprised of amortization of positive and negative goodwill and other income or expense items. The total of these items for the year ended December 31, 2000 was income of $3.8 million as compared to income of $11.6 million for the year ended December 31, 1999.

     The major component of other income, net, is the amortization of goodwill which consists of the negative goodwill associated with the purchase of ORC amortized over a ten-year period at $8.3 million per year, and the amortization of positive goodwill associated with the purchase of Odyssey America amortized over a ten-year period of $2.5 million in 2000, and $1.8 million in 1999, representing the period from the date of acquisition.

     The negative goodwill resulting from the acquisition of ORC was primarily related to ORC's competitive positioning in the reinsurance market. ORC's future as part of its former parent's group had been in doubt for several years prior to its acquisition by Fairfax. Its position in the market had declined significantly including a significant reduction in the business written. The negative goodwill reflects these factors and the significant investment of management time and systems changes required to strategically reposition ORC in the reinsurance market, the need to build a separate brand name and franchise value as OdysseyRe and the uncertainty of success in these efforts.

     LOSSES AND LOSS ADJUSTMENT EXPENSES. Losses and LAE for the year ended December 31, 2000 increased by $119.6 million, or 31.2%, to $503.5 million from $383.9 million for the year ended December 31, 1999. The loss and LAE ratio for the year ended December 31, 2000 was 73.9% compared to 75.5% for the year ended December 31, 1999.

     The decrease in the loss and LAE ratio in 2000, 73.9%, compared to 75.5% for 1999, is the result of a decrease in the loss and LAE ratio for the Americas division from 76.4% in 1999 to 72.6% in 2000, a decrease of 3.8 percentage points. This was offset by the increase in the loss and LAE ratio for the Newline Syndicate division of 83.7% in 2000 compared to 63.8% in 1999.

     The loss and LAE ratio for the year ended December 31, 2000 was impacted by incidental catastrophe losses of $6.9 million, contributing approximately 1.0% to the loss and LAE ratio. In addition, losses and LAE incurred were impacted by $7.3 million, or 1.1%, to the loss and LAE ratio associated with reserve strengthening on the discontinued book of business written by the Newline Syndicate division. Losses and LAE incurred for the year ended December 31, 1999 include $23.9 million for catastrophes, which contributed 4.7% to the loss and LAE ratio for the year ended December 31, 1999.

     ACQUISITION COSTS. Acquisition costs for the year ended December 31, 2000 increased by $61.8 million, or 45.2%, to $198.6 million from $136.7 million for the year ended December 31, 1999. The resulting acquisition ratio, acquisition expenses expressed as a percent of earned premium, was 29.1% for the year ended December 31, 2000 compared to 26.9% for the year ended December 31, 1999. The increase in acquisition costs in 2000 compared to 1999 reflects the inclusion of Odyssey America business for the full year of 2000 and increased volume activity for the Newline Syndicate division, as compared to the inclusion of Odyssey America business in 1999 since the date it was acquired. The increase in the acquisition ratio in 2000 compared to 1999 is the result of an increase in 2000 compared to 1999 in the amount of proportional treaty and facultative business with ceding commissions relative to the business without ceding commissions.

     OTHER UNDERWRITING EXPENSES. Other underwriting expenses for the year ended December 31, 2000 increased by $7.5 million, or 16.3%, to $53.3 million from $45.8 million for the year ended December 31, 1999. The other underwriting expense ratio, expressed as a percent of premiums earned, was 7.8% for 2000 compared to 9.0% for 1999.

     The increase in other underwriting expenses for 2000 compared to 1999 is attributable to the inclusion of Odyssey America for the full year of 2000 compared to the inclusion of Odyssey America in 1999 from its acquisition date of April 1999. The reduction in the expense ratio between 2000 and 1999 is primarily the result of the increase in net earned premium in 2000 compared to 1999.

     FEDERAL AND FOREIGN INCOME TAX PROVISION. Federal and foreign income tax provision for the year ended December 31, 2000 increased by $2.3 million, or 9.6%, to $25.8 million from $23.5 million for the year ended December 31, 1999.

     The effective tax rates for the years ended December 31, 2000 and 1999 were 32.0% and 29.6%, respectively. The increase in the effective tax rate was due to the decrease in the dividend received deduction and tax exempt income in 2000 compared to 1999.

     NET INCOME. Net income for the year ended December 31, 2000 decreased by $1.2 million, or 2.2%, to $54.8 million from $56.0 million for the year ended December 31, 1999.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

     GROSS PREMIUMS WRITTEN. Gross premiums written for the year ended December 31, 1999 increased by $382.5 million, or 140.7%, to $654.5 million from $272.0 million for the year ended December 31, 1998.

The increase was due to the inclusion of premiums written by Odyssey America of $351.9 million after April 13, 1999, the date on which Fairfax acquired it. The increase also reflects the inclusion of the results of Newline Syndicate for the year ended December 31, 1999.

     CEDED PREMIUMS WRITTEN. Ceded premiums written for the year ended December 31, 1999 increased by $92.7 million, or 156.5%, to $151.9 million from $59.2 million for the year ended December 31, 1998. The increase in ceded premiums written was primarily the result of the inclusion of Odyssey America in 1999, which had ceded premiums written of $104.8 million from its acquisition in April 1999. In addition, with the increase in gross exposure due to the acquisition of Odyssey America, including the Newline Syndicate, additional retrocessional protection was incorporated with the inclusion of Odyssey America.

     NET PREMIUMS WRITTEN. Net premiums written for the year ended December 31, 1999 increased by $289.9 million, or 136.2%, to $502.6 million from $212.8 million for the year ended December 31, 1998. Net premiums written is comprised of gross premiums written less ceded premiums written.

     NET PREMIUMS EARNED. Net premiums earned for the year ended December 31, 1999 increased by $291.8 million, or 134.8%, to $508.4 million from $216.6 million for the year ended December 31, 1998. The increase was due to the inclusion of Odyssey America's business, which had net premiums earned of $279.3 million from April 13, 1999.

     NET INVESTMENT INCOME. Net investment income for the year ended December 31, 1999 increased by $58.3 million, or 92.8%, to $121.2 million from $62.8 million for the year ended December 31, 1998.

     The increase in net investment income is due to the acquisition of Odyssey America in April 1999, which resulted in a larger invested asset base compared to 1998, which contributed $69.9 million to net investment income for 1999.

     NET REALIZED INVESTMENT GAINS. Net realized investment gains for the year ended December 31, 1999 decreased by $48.7 million, or 91.1%, to $4.8 million from $53.5 million for the year ended December 31, 1998. This decrease was principally due to less favorable market conditions for fixed income securities in 1999 compared to 1998. Included in net realized investment gains for the year ended December 31, 1999 is $2.1 million of realized losses on the other than temporary write-down of certain equity securities.

     OTHER INCOME, NET. Other income, net, is comprised of amortization of positive and negative goodwill and other income or expense items. The total of these items for the year ended December 31, 1999 was income of $11.6 million compared to income of $7.1 million for the year ended December 31, 1998.

     The major component of other income, net, is the amortization of goodwill, which consists of the negative goodwill associated with the purchase of ORC amortized over a ten-year period at $8.3 million per year, and the amortization of positive goodwill associated with the purchase of Odyssey America amortized over a ten-year period, which was a charge in 1999 of $1.8 million, representing the amortization from the date of acquisition.

     LOSSES AND LOSS ADJUSTMENT EXPENSES. Losses and LAE for the year ended December 31, 1999 increased by $217.8 million, or 131.2%, to $383.9 million, from $166.1 million for the year ended December 31, 1998. The loss and LAE ratio in 1999 was 75.5% compared to 76.7% in 1998. The increase in losses incurred is principally attributable to an increase in premium volume following our acquisition of Odyssey America in April 1999, which contributed $204.4 million of losses incurred in 1999.

     The decrease in the loss and LAE ratio in 1999, 75.5%, compared to 76.7% for 1998, is the result of the slight decrease in the loss and LAE ratio for the Americas division and the inclusion of the Newline Syndicate division with a loss and LAE ratio of 63.8%.

     Losses incurred for the year ended December 31, 1999 was impacted by catastrophe losses in the amount of $23.9 million which affected the loss ratio by 4.7%. Included in 1998 losses incurred is $11.7 million of catastrophe losses, primarily associated with Hurricane George, which affected the loss ratio for the year ended December 31, 1998 by 5.4%.

     ACQUISITION COSTS. Acquisition costs for the year ended December 31, 1999 increased by $83.0 million, or 154.6%, to $136.7 million from $53.7 million for the year ended December 31, 1998. The resulting acquisition ratio, acquisition expenses expressed as a percent of earned premium, was 26.9% in 1999 compared to 24.8% in 1998. The increase in acquisition costs in 1999 compared to 1998 reflects the inclusion of acquisition costs of $82.1 million for Odyssey America in 1999 and relates to the increased premium volume. The increase in the acquisition ratio is due to the increase in volume in 1999 on business with a generally higher acquisition cost compared to the business written in 1998.

     OTHER UNDERWRITING EXPENSES. Other underwriting expenses for the year ended December 31, 1999 increased by $26.1 million, or 133.0%, to $45.8 million from $19.6 million for the year ended December 31, 1998. The resulting other underwriting expense ratio, expense expressed as a percent of premiums earned, was 9.0% in 1999 compared to 9.1% in 1998. The increase in other underwriting expenses in 1999 is due to the inclusion of Odyssey America in 1999 of $25.0 million of underwriting expenses since its acquisition date in April 1999 compared to 1998.

     FEDERAL AND FOREIGN INCOME TAX PROVISION. Federal and foreign income tax provision for the year ended December 31, 1999 decreased by $8.6 million, or 26.8%, to $23.5 million from $32.1 million for the year ended December 31, 1998. The effective tax rates for the years ended December 31, 1999 and 1998 were 29.6% and 31.9%, respectively. The decrease in the effective tax rate was due to the increase in dividend received deduction and tax exempt income in 1999 compared to 1998.

     NET INCOME. Net income for the year ended December 31, 1999 decreased by $12.4 million, or 18.2%, to $56.0 million from $68.5 million for the year ended December 31, 1998.

LIQUIDITY

     We currently have no debt outstanding. In connection with the business of our Newline Syndicate division, we executed a letter of credit in favor of Lloyd's as is customary for those operating in the Lloyd's market. At March 31, 2001, the letter of credit was valued at L57.5 million, or $81.6 million, and was secured by a pledge of $95.6 million of our investment securities at statement value.

     Immediately prior to the completion of this offering, we will issue $200 million of three year term notes to subsidiaries of Fairfax. We will be required to make principal payments of $66.7 million on June 30 of each year beginning June 30, 2002. We will pay interest on the term notes at a rate of 225 basis points over the three month LIBOR. We will have the right to repay the notes at anytime without bonus or penalty. See "Certain Relationships and Related Transactions" for more information regarding the terms of the notes.

CASH FLOW

     Cash flows from operating activities resulted principally from premiums, collections on losses recoverable and investment income, net of paid losses, acquisition costs and underwriting expenses. Cash used in operations was $113.6 million in 2000 and $109.7 million in 1999. Cash flow from operations was negative $30.2 million and negative $40.6 million for the three months ended March 31, 2001 and 2000, respectively, primarily due to losses incurred by Odyssey America and its subsidiaries prior to our acquisition of them which became due for payment during the respective periods.

     Cash used in operations for underwriting activity increased in 2000 compared to 1999 principally for the payment of losses which exceeded premium collections in both 2000 and 1999. Net investment income was also lower in 2000 compared to 1999.

     Total cash proceeds for the three months ended March 31, 2001 were $75.8 million compared to $84.8 million for the three months ended March 31, 2000. Total cash proceeds in 2000 from sales of investments were $824.4 million compared to $1,372.5 million in 1999. Much of the activity in 1999 was due to the Company's investment strategy to restructure the overall portfolio after the acquisition of Odyssey America in 1999. Cash and cash equivalents were $154.5 million at December 31, 2000 and $134.3 million at December 31, 1999. Cash and cash equivalents were $200.1 million at March 31, 2001 compared to $178.6 million at March 31, 2000. Cash and short term investments are maintained for liquidity purposes and represented 13.3% and 7.9% at December 31, 2000 and at December 31, 1999, respectively, and 9.1% at March 31, 2001 of total financial statement investments and cash on such dates.

STOCKHOLDERS' EQUITY

     Stockholders' equity increased by $30.1 million, or 3.1%, to $987.9 million as of March 31, 2001 from $957.9 million as of December 31, 2000. The increase was attributable to net income of $18.8 million for the three months ended March 31, 2001, an increase of $21.3 million representing the change in unrealized appreciation, net of deferred income taxes, in our investment portfolio, offset by a $10.0 million decrease resulting from a higher unrealized loss on foreign exchange, net of deferred income taxes.

     Stockholders' equity increased by $151.5 million, or 18.8%, to $957.9 million as of December 31, 2000 from $806.3 million as of December 31, 1999. The increase was attributable to forgiveness of taxes due to our U.S. parent, Fairfax Inc., in conformity with our tax sharing agreement, resulting in a contribution to equity of $45.9 million, an increase of $135.9 million, principally representing the change in unrealized appreciation in our investment portfolio, net income of $54.8 million in 2000 and offset by dividend payments of $85.0 million in 2000.

MARKET SENSITIVE INSTRUMENTS

     We believe that we are principally exposed to four types of market risk related to our investment operations. These risks are interest rate risk, credit risk, equity price risk and foreign currency risk.

     The term market risk refers to the risk of loss arising from adverse changes in market rates and prices, such as interest rates, equity prices and foreign currency exchange rates.

     All market sensitive instruments discussed here relate to our investment assets which are classified as available for sale.

     As of March 31, 2001, our $2.6 billion investment portfolio was comprised of $2.2 billion of fixed income securities that are subject primarily to interest rate risk and credit risk.

INTEREST RATE RISK

     Our fixed income portfolio is exposed to interest rate risk. Fluctuations in interest rates have a direct impact on the market valuation of these securities. As interest rates rise, market values of fixed income portfolios fall and vice versa.

     The table below displays the potential impact of market value fluctuations on the fixed income portfolio as of December 31, 2000 and March 31, 2001 based on parallel 200 basis point shifts in interest rates up and down in 100 basis points increments. This analysis was performed on each security individually.

                                             AS OF DECEMBER 31, 2000                         AS OF MARCH 31, 2001
                                   -------------------------------------------    -------------------------------------------
                                   FAIR VALUE OF                                  FAIR VALUE OF
                                   FIXED INCOME    HYPOTHETICAL   HYPOTHETICAL    FIXED INCOME    HYPOTHETICAL   HYPOTHETICAL
PERCENT CHANGE IN INTEREST RATES     PORTFOLIO       $ CHANGE       % CHANGE        PORTFOLIO       $ CHANGE       % CHANGE
--------------------------------   -------------   ------------   ------------    -------------   ------------   ------------
                                                                     (DOLLARS IN MILLIONS)
200 basis point rise........         $1,889.9        $(229.3)         (10.8)%       $1,955.1        $(242.6)         (11.0)%
100 basis point rise........          1,998.9         (120.3)          (5.7)         2,064.4         (133.3)          (6.1)
Base Scenario...............          2,119.2             --             --          2,197.7             --             --
100 basis point decline.....          2,320.4          201.2            9.5          2,414.1          216.4            9.8
200 basis point decline.....          2,573.1          453.9           21.4          2,679.0          481.3           21.9

     The preceding table indicates an asymmetric market value response to equivalent basis point shifts, up and down in interest rates. This reflects significant exposure to fixed income securities containing a put feature. In total these securities represent approximately 47% and 49% of the fair market value of the total fixed income portfolio as of December 31, 2000 and March 31, 2001, respectively. The asymmetric market value response reflects our ability to put these bonds back to the issuer for early maturity in a rising interest rate environment (thereby limiting market value loss) but to hold these bonds to their much longer full maturity dates in a falling interest rate environment (thereby maximizing the full benefit of higher market values in that environment).

DISCLOSURE ABOUT LIMITATIONS OF INTEREST RATE SENSITIVITY ANALYSIS

     Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the existing level and composition of fixed income security assets, and should not be relied on as indicative of future results.

     Certain shortcomings are inherent in the method of analysis presented in the computation of the fair value of fixed rate instruments. Actual values may differ from those projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities, including non-parallel shifts in the term structure of interest rates and changing individual issuer credit spreads.

CREDIT RISK

     We have exposure to credit risk primarily as a holder of fixed income securities. We control this exposure by emphasizing investment grade credit quality in the fixed income securities we purchase.

     As of December 31, 2000 and March 31, 2001, 98.4% and 98.5%, respectively, of our fixed income portfolio consisted of securities rated investment grade, with 1.6% and 1.5%, respectively, rated below investment grade.

     We believe that this concentration in investment grade securities reduces our exposure to credit risk on these fixed income investments to an acceptable level.

EQUITY PRICE RISK

     As of December 31, 2000 and March 31, 2001, 5.2% and 6.3%, respectively of our investment portfolio, including cash and cash equivalents, was in common stocks (unaffiliated and affiliated). Marketable equity securities, which represented approximately 3.4% and 4.4%, respectively of our investment portfolio, including cash and cash equivalents, are exposed to equity price risk, defined as the potential for loss in market value owing to a decline in equity prices. A 10% decline in the price of each of these marketable equity securities would result in a total $8.9 million at December 31, 2000 and $11.5 million at March 31, 2001 decline in the fair value of the total investment portfolio.

FOREIGN CURRENCY RISK

     Through investment in securities denominated in foreign currencies, we are exposed to foreign (non-U.S.) currency risk. Foreign currency exchange rate risk is the potential for loss in market value owing to a decline in the U.S. dollar value of these investments due to a decline in the exchange rate of the foreign currency in which these assets are denominated. As of December 31, 2000, our total exposure to foreign denominated securities in U.S. dollar terms was approximately $169 million, or 6.4%, of our investment portfolio, including cash and cash equivalents. The primary foreign currency exposure was in Canadian dollar denominated securities, which represented 6.1% of our investment portfolio, including cash and cash equivalents. As of December 31, 2000, the potential impact of a 10% decline in each of the foreign exchange rates on the valuation of investment assets denominated in those respective foreign currencies would result in a total $17 million decline in the fair value of the total investment portfolio.

     Included above in securities denominated in foreign currencies are Japanese yen denominated securities which at December 31, 2000 had a U.S. dollar equivalent market value of $5 million. We previously entered into a Japanese yen forward sale contract to hedge against a fall in value of the yen denominated securities versus the U.S. dollar. The yen forward contract is for an amount of 650 million yen at a forward rate of 96.7 yen or a U.S. dollar equivalent amount of $7 million. We believe that any foreign currency fluctuation in its Japanese investments will not have a material effect on the financial statements.

ACCOUNTING STANDARDS

     In June 1998, the FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain instruments embedded in other contracts. It requires that all derivatives be recognized as either assets or liabilities on the balance sheet and measured at fair value. Gains or losses from changes in the derivative values are to be accounted for based on how the derivative was used and whether it qualifies for hedge accounting. The implementation of this standard does not have a material impact on our financial position, results of operations or cash flow. The statement is required for fiscal periods beginning after June 15, 2000.

                                    BUSINESS

OVERVIEW

     OdysseyRe is a leading U.S.-based underwriter of reinsurance, providing a full range of property and casualty products on a worldwide basis. We operate through a global network of branch offices enabling us to construct a balanced portfolio of risks with the potential for superior returns. We are among the top ten reinsurance companies in the United States and are the sixth largest broker market reinsurer in the United States based on statutory surplus of $853.0 million as of December 31, 2000, according to information published by the Reinsurance Association of America.

     We offer a variety of reinsurance products across numerous geographic regions and classes of business, which we believe provides us with greater stability in our financial results. Our global presence is established through our 12 offices, with principal locations in the United States, London, Paris, Singapore, Latin America and Toronto. Our business is organized across three operating divisions: the Americas, Newline Syndicate, which operates in the Lloyd's of London market, and EuroAsia divisions. The United States is our largest market, generating $677.6 million, or 78.6%, of our gross premiums written for the year ended December 31, 2000, with the remaining $184.6 million, or 21.4%, comprised of international business. For the year ended December 31, 2000, we generated total gross premiums written of $862.2 million.

     We principally provide treaty reinsurance to insurers and reinsurers on both a proportional and an excess of loss basis. For the year ended December 31, 2000, our gross premiums written in our treaty reinsurance business, including amounts written through Lloyd's, were comprised of $429.5 million, or 58.2%, in proportional business, with the remaining $307.9 million, or 41.8%, representing excess of loss business. In the case of proportional coverage, this means we share in the underlying premiums and losses with our customers based on specified participation levels. In the case of excess of loss coverage, we provide protection to our customers under their policies when the losses exceed a specified amount. Our broad reinsurance product portfolio includes specialty casualty lines (such as professional liability, directors' and officers' liability, excess and surplus, and accident and health), general casualty lines (such as general liability and auto liability) and commercial and personal property lines, which include property catastrophe and homeowners' coverage. For the year ended December 31, 2000, we derived $609.0 million, or 70.6%, of our gross premiums written from casualty lines of business, $197.2 million, or 22.9%, from property lines of business and $56.0 million, or 6.5%, from other lines of business, primarily consisting of marine and aerospace, and surety.

     Our senior management team is led by Andrew A. Barnard, our President and Chief Executive Officer. Mr. Barnard has 23 years of experience in the reinsurance industry. Prior to joining OdysseyRe, Mr. Barnard was an Executive Vice President, the Chief Underwriting Officer and a director of Transatlantic Holdings, Inc., a reinsurance company with a long and successful track record, which is majority owned by American International Group, Inc. As an executive of Transatlantic Holdings, Mr. Barnard was instrumental in its expansion into international markets and was responsible for the design and implementation of its underwriting strategies and policies. Michael G. Wacek, our Executive Vice President, has 22 years of experience in the reinsurance industry, previously serving as Managing Director of St. Paul Reinsurance Company Ltd. Roland W. Jackson, our Chief Financial Officer, has 30 years of experience in the reinsurance industry, most recently holding the post of Senior Vice President of F&G Re, Inc., where he spent 14 years since its formation. We also employ a strong team of knowledgeable and experienced underwriting professionals with successful track records in the reinsurance business.

CORPORATE STRATEGY

     Our objective is to build shareholder value by achieving an average return on equity of 15% over the long term. Our return on average equity for each of the past five years beginning with 1996 was 15.9%, 22.3%, 18.0%, 9.4%, and 6.2%. The average of these percentages is 14.4%. The definition of return on average equity in each of the years is net income, stated as a percentage of the average of the beginning and ending stockholders' equity for the respective period. We intend to achieve our goal by focusing on underwriting profitability and by generating superior long-term investment returns. We intend to accomplish this by:

     ADHERING TO A STRICT UNDERWRITING PHILOSOPHY. We emphasize disciplined underwriting over premium growth, concentrating on carefully selecting the risks we reinsure and determining the appropriate price for such risks. We seek to achieve our principal objective of attracting and retaining high quality business by managing our diverse operations with strong elements of central control. We emphasize a disciplined and analytical underwriting process and we monitor financial performance based upon underwriting results. When necessary, we are willing to change pricing or terms upon renewal of existing contracts, sharply reduce or discontinue a product or line in our existing book of business or refuse to write business that we believe presents unacceptable pricing and terms.

     INVESTING OUR ASSETS ON A TOTAL RETURN BASIS. We expect that the expertise and experience of our investment advisors, Hamblin Watsa Investment Counsel Ltd., a subsidiary of Fairfax, will enable us, using a long-term value-oriented philosophy, to optimize the returns on our invested assets viewed on a total return basis. We intend to protect our capital from loss and generate capital gains by investing in debt and equity securities which we believe are selling at prices below their intrinsic value. As of March 31, 2001, 92.3% of our cash and invested assets were invested in cash and fixed income securities, with the balance of 7.7% invested in value-oriented equity securities.

     MAINTAINING OUR COMMITMENT TO FINANCIAL STRENGTH AND SECURITY. We have a strong balance sheet with $863.2 million of statutory surplus as of March 31, 2001. We will sustain financial stability through strict pricing and conservative loss reserving practices, maintaining prudent operating and financial leverage and investing our portfolio in high quality fixed income securities and value-oriented equity securities. We recognize the importance of our "A" (Excellent) A.M. Best rating to our brokers and customers and intend to manage our business to maintain this rating.

     EXPANDING OUR POSITION IN DOMESTIC AND INTERNATIONAL MARKETS. We believe that the OdysseyRe name is well known and respected in worldwide markets. We intend to build on this brand name recognition by maintaining a local presence in the markets which we serve. We continually strive to provide excellent service to our brokers and customers to build relationships over the long term. We maintain efficient operations in selected international markets and we intend to leverage those operations to more actively participate in those markets.

     PURSUING ATTRACTIVE LINES OF BUSINESS. We believe our ability to identify and react to changing market conditions provides us with a competitive advantage. Based on the experience and underwriting expertise of our management, we will seek to take advantage of opportunities to write new lines of business or expand existing classes of business, which may include the acquisition of books of business or other companies, based on market conditions and expected profitability. For example, we have recently expanded our business in accident and health and directors' and officers' liability insurance programs, which have shown improved pricing.

     DIVERSIFYING OUR ACCESS TO BUSINESS. Our ability to produce business through multiple channels, including reinsurance brokers, direct relationships with our reinsurance customers and our insurance subsidiaries, positions us to access diverse markets throughout the world. In addition, we look for opportunities to add value to clients through strategic investments related to our reinsurance business and the design of innovative product features.

     BENEFITTING FROM OUR RELATIONSHIP WITH FAIRFAX. We enjoy a strong relationship with Fairfax, our majority shareholder. We believe that we derive substantial benefit from this relationship through our access to superior investment management services, our access to reinsurance business placed by Fairfax and the opportunity to build upon Fairfax's trading relationships in the U.S. property and casualty market. We further believe that becoming an independent, publicly traded company will allow us to have greater flexibility and visibility, while retaining the benefits we derive from our relationship with Fairfax.

     CAPITALIZING ON BRANCH NETWORK WITH CENTRALIZED CONTROL. We operate principally through branch offices which enables us to conduct business globally while effectively deploying our capital base. Our divisions, for example, benefit from certain centralized functions, including underwriting strategy and administrative services, while preserving their flexibility to effectively service distinct markets and build relationships at the local level. This provides us with an underwriting platform which produces operating efficiencies and facilitates expansion in existing and new markets. We are also committed to further reducing operating expenses through the continued rationalization of our operations.

HISTORY

     OdysseyRe comprises the reinsurance business of Fairfax, a Canadian publicly traded financial services company principally engaged in property and casualty insurance and reinsurance, investment management and insurance claims management. Our business was formed through the combination of ORC (formerly Skandia America Reinsurance Corporation), acquired by Fairfax in May 1996, and Odyssey America (formerly TIG Reinsurance Company), acquired by Fairfax in April 1999. In addition, the international reinsurance business of CTR became available for renewal by us effective January 1, 2001 and is being underwritten through our Paris and Singapore offices. The CTR corporate entity, which retained its business relating to prior years, remains a subsidiary of Fairfax, although most of CTR's underwriting and marketing staff was transferred to us. CTR wrote approximately $126.0 million of gross premiums for the year ended December 31, 2000.

     These operations have been consolidated to create a single operating unit with a global reach. In this consolidation process, we have made significant changes to our management and operations, including:

     - naming Andrew A. Barnard, formerly an Executive Vice President and the Chief Underwriting Officer of Transatlantic Holdings, as the President and Chief Executive Officer of our consolidated operations;

     - adding experienced and talented underwriting and actuarial management to the organization;

     - implementing a more defined underwriting strategy with an analytical orientation, focusing on classes and regions of business we believe provides us with superior risk/return characteristics;

     - in response to difficult market conditions in the reinsurance industry prior to 2000, reducing premiums written where the pricing and terms did not meet our objectives;

     - consolidating and integrating duplicative branch offices and administrative functions to improve operating efficiencies and reduce expenses;

     - realigning our business across geographic regions which led to the formation of our three operating divisions, the Americas, Newline Syndicate and EuroAsia, as well as the consolidation of all of our business produced through the London Branch into the Newline Syndicate and EuroAsia divisions; and

     - continuing to develop our international operations, particularly in Europe, Asia and Latin America, which are an important part of our revenue and profitability.

INDUSTRY TRENDS

     Demand for reinsurance is significantly influenced by underwriting results of primary property and casualty insurance companies and prevailing general economic and insurance industry conditions, all of which affect liability retention levels of primary insurers and reinsurance premium rates and policy terms and conditions. The supply of insurance and reinsurance is related to the level of surplus available in the industry, underwriting profitability of the industry and the investment environment, which affects income and returns on investment assets.

     During the 1990s and into 2000, the insurance and reinsurance industry was characterized by excess capacity which resulted in highly competitive market conditions as evidenced by declining premium rates and, in many cases, less favorable policy terms. Recently, however, some market participants have reported significant price increases in the insurance and reinsurance markets during the second half of 2000 and into the 2001 renewal season due to several years of reduced profitability in the industry and the subsequent contraction of capacity. This has affected a wide range of classes of business and regions of the world, with a greater impact on some classes of business, such as workers' compensation and retrocessional reinsurance coverage. Retrocessional reinsurance is a form of insurance that indemnifies reinsurance companies from all or part of the loss they may incur under reinsurance contracts they have written. According to publicly available industry information and our experience in the current market, the pricing environment is improving globally. U.S. pricing of business renewing in late 2000 and early 2001 generally increased 15%-20%. International pricing of renewals generally increased 20%-50%, with some increases up to 200%; largely related to European property catastrophe risks, particularly in France. In the Lloyd's of London market, which writes business originating in the United States and internationally, prices have likewise increased 15%-20% in 2001, with certain lines of business such as personal automobile and medical malpractice increasing 30%-40%.

     During recent years, there has been considerable consolidation among the leading insurance and reinsurance brokerage firms as well as insurance and reinsurance companies. This could affect the demand for and distribution of reinsurance products in the future. There are also initiatives by capital market participants to produce alternative products that may compete with certain types of reinsurance, such as property catastrophe.

     Various industry observers expect the factors of supply and demand in the reinsurance industry to favor improving prices and terms on a worldwide basis. There has been widespread evidence of improved market conditions throughout the U.S., international and Lloyd's markets and we expect improved pricing generally to continue in the reinsurance and insurance markets for several years. We believe that OdysseyRe is favorably positioned to take advantage of improving conditions in these markets, which we expect will contribute to more favorable underwriting results in future periods.

RATINGS

     Our operating subsidiaries presently hold an "A" (Excellent) rating from A.M. Best and a "BBB+" financial strength rating from S&P. Ratings are used by insurers, reinsurers and reinsurance and insurance intermediaries as an important means of assessing the financial strength and quality of reinsurers. These ratings represent independent opinions of financial strength and ability to meet policyholder obligations and are not applicable to the securities being offered by this prospectus. While we believe that our current rating from S&P does not have a material impact on our business, we intend to pursue a higher rating from S&P in the future.

     "A" rated reinsurance or insurance companies are considered by A.M. Best to have a strong ability to meet their obligations to policyholders. "A" is the third highest designation of A.M. Best's sixteen rating levels. A reinsurer or insurer rated "BBB+" by S&P is believed to have "good" financial security characteristics, but is more likely to be affected by adverse business conditions than are insurers with higher ratings. "BBB+" is the fourth highest out of eight ratings categories by S&P.

CORPORATE STRUCTURE

     We were incorporated in Delaware on March 21, 2001 to serve as the holding company for the reinsurance-related subsidiaries of Fairfax. OdysseyRe currently does not have any assets, operations, revenues or cash flows. Following the completion of the acquisition of the common stock of Odyssey America in connection with this offering, we will have four principal subsidiaries, Odyssey America Reinsurance Corporation, Odyssey Reinsurance Corporation, Newline UK Holdings Limited and Hudson Insurance Company. The financial statements of Odyssey America are included in this prospectus as they will become our historical financial information immediately prior to the completion of the offering.

     Fairfax acquired ORC (formerly Skandia America Reinsurance Corporation) on May 31, 1996. Fairfax acquired Odyssey America (formerly TIG Reinsurance Company) on April 13, 1999. ORC became a wholly-owned subsidiary of Odyssey America in 1999. As a result of this corporate reorganization, ORC has substantially ceased writing new business but continues to maintain active licenses in 50 states. Our subsidiary, Newline Holdings UK Limited, was acquired by Fairfax on April 13, 1999. Newline is a holding company with several wholly-owned operating subsidiaries, including Newline Underwriting Management Ltd. through which we own and manage Lloyd's Syndicate 1218, established in 1997 by Odyssey America. Hudson Insurance Company, acquired by Fairfax on May 31, 1996 as part of the acquisition of ORC, is a wholly-owned subsidiary of ORC and is principally engaged in the business of primary property and casualty insurance.

     In connection with the completion of this offering, TIG and ORH Holdings, both wholly owned subsidiaries of Fairfax, will transfer all of the outstanding shares of Odyssey America to us in exchange for (1) 48,000,000 shares of our common stock, (2) a cash payment by us to TIG and ORH Holdings of $233.6 million and (3) $200 million of term notes issued by us to TIG and ORH Holdings.

LINES OF BUSINESS

     Reinsurance is an arrangement in which the reinsurer agrees to indemnify an insurance or reinsurance company, the ceding company, against all or a portion of the risks underwritten by the ceding company under one or more insurance or reinsurance contracts. Reinsurance can provide a ceding company with several benefits, including a reduction in net liability on individual risks, catastrophe protection from large or multiple losses and/or assistance in maintaining acceptable financial ratios. Reinsurance also provides a ceding company with additional underwriting capacity by permitting it to accept larger risks and write more business without a concurrent increase in capital and surplus. Reinsurance, however, does not discharge the ceding company from its liability to policyholders. Rather, reinsurance serves to indemnify a ceding company for losses payable by the ceding company to its policyholders.

     There are two basic types of reinsurance arrangements: treaty and facultative reinsurance. In treaty reinsurance, the ceding company is obligated to cede and the reinsurer is obligated to assume a specified portion of a type or category of risks insured by the ceding company. Treaty reinsurers do not separately evaluate each of the individual risks assumed under their treaties and are largely dependent on the individual underwriting decisions made by the ceding company. Accordingly, reinsurers will carefully evaluate the ceding company's risk management and underwriting practices in deciding whether to provide treaty reinsurance and in appropriately pricing the treaty. Treaty reinsurance accounted for 85.5% of our gross premiums written for the year ended December 31, 2000.

     In facultative reinsurance, the ceding company cedes and the reinsurer assumes all or part of the risk under a single insurance contract. Facultative reinsurance is negotiated separately for each insurance or reinsurance contract that is reinsured. Facultative reinsurance normally is purchased by ceding companies for individual risks not covered by their reinsurance treaties, for amounts in excess of the dollar limits of their reinsurance treaties or for unusual risks. Underwriting expenses and, in particular, personnel costs, are higher on facultative business because each risk is individually underwritten and administered. The ability to separately evaluate each risk reinsured, however, increases the probability that the reinsurer can price the contract to more accurately reflect the risks involved. Facultative reinsurance accounted for 6.9% of our gross premiums written for the year ended December 31, 2000.

     An additional form of facultative reinsurance is known as "automatic facultative" reinsurance, or "program facultative" reinsurance, which has elements of both treaty reinsurance and facultative reinsurance. In these automatic facilities, risks within a class of business are stratified into groups based on similar risk characteristics. Risks falling within these defined categories are automatically ceded with pricing and terms commensurate with their pre-defined risk characteristics. In this way, a reinsurer can more accurately price the levels of risk within a class of business than with treaty reinsurance, although with less precision than facultative reinsurance which evaluates each individual risk. Approximately 39.3% of our facultative business is automatic facultative in nature, all of which is conducted in the United States.

     Both treaty and facultative reinsurance can be written on either a proportional, also known as pro rata, basis or on an excess of loss basis. With respect to proportional reinsurance, the ceding company and the reinsurer share the premiums as well as the losses and expenses in an agreed proportion. In the case of reinsurance written on an excess of loss basis, the reinsurer indemnifies the ceding company against all or a specified portion of losses and expenses in excess of a specified dollar amount, known as the ceding company's retention or reinsurer's attachment point. For the year ended December 31, 2000, our gross premiums written in our reinsurance business, including amounts written through Lloyd's, were 58.1% comprised of proportional business, with the remaining 41.9% representing excess of loss business.

     Excess of loss reinsurance is often written in layers. A reinsurer accepts the risk just above the ceding company's retention up to a specified amount, at which point that reinsurer or another reinsurer accepts the excess liability up to an additional specified amount or such liability reverts to the ceding company. The reinsurer taking on the risk just above the ceding company's retention layer is said to write working layer or low layer excess of loss reinsurance. A loss that reaches just beyond the ceding company's retention will create a loss for the lower layer reinsurer, but not for the reinsurers on the higher layers. Loss activity in lower layer reinsurance tends to be more predictable than in higher layers.

     Premiums payable by the ceding company to a reinsurer for excess of loss reinsurance are not directly proportional to the premiums that the ceding company receives because the reinsurer does not assume a proportionate risk. In contrast, premiums that the ceding company pays to the reinsurer for proportional reinsurance are proportional to the premiums that the ceding company receives, consistent with the proportional sharing of risk. In addition, in proportional reinsurance the reinsurer generally pays the ceding company a ceding commission. The ceding commission generally is based on the ceding company's cost of acquiring the business being reinsured (commissions, premium taxes, assessments and miscellaneous administrative expense) and also may include a profit factor for producing the business.

     Reinsurance may be written for insurance or reinsurance contracts covering casualty risks or property risks. In general, casualty insurance protects against financial loss arising out of an insured's obligation for loss or damage to a third party's property or person. Property insurance protects an insured against a financial loss arising out of the loss of property or its use caused by an insured peril or event. Property catastrophe coverage is generally "all risk" in nature and written on an excess of loss basis, with exposure to losses from earthquake, hurricanes and other natural or manmade catastrophes such as storms, floods, fire or tornados. There tends to be a greater delay in the reporting and settlement of casualty reinsurance claims as compared to property claims due to the nature of the underlying coverage and the greater potential for litigation involving casualty risks.

     With respect to casualty business written on an excess of loss basis, we generally target the lower layer, or working layer, of reinsurance coverage. While this layer tends to be more predictable than the higher layers, writing this business requires a greater degree of technical analysis and actuarial resources. We believe that our highly trained actuarial staff, using sophisticated modeling tools, enables us to selectively identify and appropriately price working layer excess of loss business.

     The following table sets forth our gross premiums written by type of business for the two-year period ended December 31, 2000 and the three month periods ended March 31, 2000 and 2001. Financial information in the table for the year ended December 31, 1999 reflects the results of Odyssey America from April 13, 1999, the date on which it was acquired by Fairfax.

                                  YEARS ENDED DECEMBER 31,        THREE MONTHS ENDED MARCH 31,
                               -------------------------------   -------------------------------
                                    1999             2000             2000             2001
                               --------------   --------------   --------------   --------------
                                 $        %       $        %       $        %       $        %
                               ------   -----   ------   -----   ------   -----   ------   -----
                                                     (DOLLARS IN MILLIONS)
Property excess of loss......  $ 64.5     9.9%  $ 69.6     8.1%  $  8.9     4.7%  $ 25.9    10.3%
Proportional property........    74.7    11.4    102.3    11.9     19.2    10.0     46.7    18.5
Casualty excess of loss......   155.8    23.8    195.5    22.7     52.8    27.6     38.8    15.4
Proportional casualty........   161.1    24.6    247.4    28.7     50.7    26.5     63.0    25.0
Miscellaneous lines..........    45.9     7.0     51.6     6.0      9.9     5.2     12.3     4.9
                               ------   -----   ------   -----   ------   -----   ------   -----
  TREATY REINSURANCE(1)......   502.0    76.7    666.6    77.4    141.5    74.0    186.7    74.1
Newline Syndicate
  (Lloyd's)..................    42.2     6.4    107.8    12.5     31.0    16.2     40.7    16.2
Facultative reinsurance(1)...    96.0    14.7     59.5     6.8     15.2     7.9     14.5     5.8
Primary insurance
  (Hudson)(1)................    14.3     2.2     28.5     3.3      3.7     1.9      9.9     3.9
                               ------   -----   ------   -----   ------   -----   ------   -----
  TOTAL......................  $654.5   100.0%  $862.2   100.0%  $191.4   100.0%  $251.8   100.0%
                               ======   =====   ======   =====   ======   =====   ======   =====

---------------

(1) Does not include treaty, facultative or primary business, as applicable, written through, and included in, the Newline Syndicate division (Lloyd's).

     Treaty casualty business accounted for approximately $509.5 million, or 59.1%, of our gross premiums written for the year ended December 31, 2000, of which 58.2% was written on a proportional basis and 41.8% was written on an excess of loss basis. Our treaty casualty portfolio principally consists of specialty casualty products, including professional liability, directors' and officers' liability, excess and surplus lines, workers' compensation and accident and health, as well as general casualty products, including general liability and auto liability. Treaty property business represented approximately $172.1 million, or 20.0%, of our gross premiums written for the year ended December 31, 2000, primarily consisting of commercial property and homeowners' coverage, of which 59.6% was written on a proportional basis and 40.4% was written on an excess of loss basis. Miscellaneous reinsurance lines, accounting for 6.4% of our gross premiums written in 2000, were primarily comprised of marine and aerospace, and surety lines.

     Through our Newline Syndicate division, we participate in the Lloyd's of London market, writing reinsurance and insurance products worldwide through the brokerage channel. We believe that we derive substantial benefits from our Lloyd's membership, including strong brand recognition, extensive broker and direct distribution channels and worldwide licensing, including the ability to write primary business on an excess and surplus basis in the United States. The Newline Syndicate division writes predominantly treaty business across various classes of business including specialty casualty, marine and aerospace and financial lines.

     Facultative reinsurance accounted for $59.5 million, or 6.9%, of our gross premiums written for the year ended December 31, 2000, with approximately 81.8% derived from the United States and 18.2% principally from Latin America. With respect to facultative business in the United States, we write only casualty reinsurance, including general liability, umbrella liability, directors' and officers' liability, professional liability and commercial auto lines. With respect to facultative business in Latin America, we write only property reinsurance.

     We write property catastrophe excess of loss reinsurance, covering loss or damage from unpredictable events such as hurricanes, windstorms, hailstorms, freezes or floods, which provides aggregate exposure limits and requires cedants to incur losses in specified amounts before our obligation to pay is triggered. Approximately $69.6 million, or 8.0%, of our gross premiums written for the year ended December 31, 2000 was derived from property catastrophe excess of loss reinsurance, written primarily in North America. We also write property business which is catastrophe exposed on a proportional basis in North America and Latin America. In addition, the CTR property business being renewed through the EuroAsia division is largely property catastrophe exposed and is written primarily in Europe, Japan, the Pacific Rim and the Middle East.

     In addition to reinsurance, we also provide some traditional insurance products, primarily consisting of homeowners' insurance. Primary insurance, including amounts written through the Newline Syndicate division, accounted for 7.6% of our gross premiums written for the year ended December 31, 2000.

     We provide retrocessional reinsurance in amounts which we do not believe are material. In response to improved pricing, particularly in retrocessional lines, we have identified retrocessional business as a growth opportunity and we intend to increase our presence in this area. However, we do not expect retrocessional business in 2001 to substantially impact our business mix.

     As a general matter, we target specific classes of business depending on the market conditions prevailing at any given point in time. We actively seek to grow our participation in classes experiencing improvements, and shrink in those classes suffering from intense competition or poor fundamentals. Consequently, the classes of business for which we provide reinsurance are diverse in nature and the product mix within our reinsurance and insurance portfolio may change over time. From time to time, we may consider opportunistic expansion or entry into new classes of business or ventures, either through organic growth or the acquisition of other companies or books of business.

     We are not materially dependent on any single customer, line of business or geographical area. We do not believe that the reduction of business assumed from any one customer or small group of customers would have a meaningful impact on our future financial results due to our competitive position in the marketplace and the availability of other sources of business.

DIVISIONS

     Our business is organized across three operating divisions: the Americas, Newline Syndicate and EuroAsia divisions. Prior to the realignment of our business across geographic regions in late 2000, the Americas division included business written through the London Branch unit which will be written through Newline Syndicate and EuroAsia in future years. However, the business associated with underwriting years 2000 and prior written by the London Branch will continue to appear as part of the Americas division. The table below illustrates our gross premiums written by division for the two-year period ended December 31, 2000 and the three month periods ended March 31, 2000 and 2001.

                                                YEARS ENDED DECEMBER 31,        THREE MONTHS ENDED MARCH 31,
                                             -------------------------------   -------------------------------
                                                  1999             2000             2000             2001
                                             --------------   --------------   --------------   --------------
                                               $        %       $        %       $        %       $        %
                                             ------   -----   ------   -----   ------   -----   ------   -----
                                                                   (DOLLARS IN MILLIONS)
Americas (excluding London Branch).........  $521.6    79.7%  $671.2    77.9%  $151.0    78.9%  $165.3    65.7%
London Branch (written through Americas)...    90.7    13.9     82.8     9.6      9.4     4.9     14.1     5.6
Newline Syndicate..........................    42.2     6.4    107.8    12.5     31.0    16.2     40.7    16.1
EuroAsia...................................      --      --      0.4      --       --      --     31.7    12.6
                                             ------   -----   ------   -----   ------   -----   ------   -----
  TOTAL....................................  $654.5   100.0%  $862.2   100.0%  $191.4   100.0%  $251.8   100.0%
                                             ======   =====   ======   =====   ======   =====   ======   =====

AMERICAS DIVISION

     The Americas is our largest division, accounting for $754.0 million, or 87.5%, of our gross premiums written for the year ended December 31, 2000. The Americas division writes treaty, both casualty and property, and facultative casualty reinsurance in the United States and Canada and treaty property and facultative property reinsurance in South America, as well as, to a limited extent, primary business in the United States through Hudson, our insurance subsidiary. Michael G. Wacek is the President of the Americas division, with 22 years of experience in the reinsurance industry. The Americas division operates through six offices located in Stamford, New York City, Mexico City, Miami, Santiago and Toronto and currently maintains a staff of 230 employees. The operations of the Americas division seek to target small to medium sized regional and specialty ceding companies, as well as various specialized departments of major insurance companies.

     The Americas division is organized into four units: the United States, Canada, Latin America and London Branch units. As part of the realignment of our business across geographic regions, business previously written within the Americas division by the London Branch unit is being written through the Newline Syndicate and EuroAsia divisions. Specifically, we (1) transferred management responsibility for the marine and aerospace and international casualty books of business from the London Branch unit to the Newline Syndicate division in July 2000, representing $60.4 million of the London Branch unit's gross premiums written for the year ended December 31, 2000 and (2) transferred management responsibility for certain property business from the London Branch unit to the EuroAsia division in January 2001, representing $22.4 million of the London Branch unit's gross premiums written for the year ended December 31, 2000. The financial impact of business written in the London Branch in prior periods will continue to be included in the Americas division.

     The following table shows our gross premiums written by each of the four major units within the Americas division for the two year period ended December 31, 2000 and the three month periods ended March 31, 2000 and 2001.

                                                YEARS ENDED DECEMBER 31,        THREE MONTHS ENDED MARCH 31,
                                             -------------------------------   -------------------------------
                                                  1999             2000             2000             2001
                                             --------------   --------------   --------------   --------------
                                               $        %       $        %       $        %       $        %
                                             ------   -----   ------   -----   ------   -----   ------   -----
                                                                   (DOLLARS IN MILLIONS)
United States(1)...........................  $505.2    82.5%  $616.7    81.8%  $141.2    88.0%  $153.8    85.7%
Latin America..............................    16.4     2.7     40.6     5.4      7.4     4.6      8.6     4.8
Canada.....................................      --      --     13.9     1.8      2.4     1.5      2.9     1.6
                                             ------   -----   ------   -----   ------   -----   ------   -----
  SUBTOTAL.................................   521.6    85.2    671.2    89.0    151.0    94.1    165.3    92.1
London Branch(2)...........................    90.7    14.8     82.8    11.0      9.4     5.9     14.1     7.9
                                             ------   -----   ------   -----   ------   -----   ------   -----
  TOTAL....................................  $612.3   100.0%  $754.0   100.0%  $160.4   100.0%  $179.4   100.0%
                                             ======   =====   ======   =====   ======   =====   ======   =====

---------------
(1) Includes $14.3 million, $28.5 million, $3.7 million and $9.9 million of insurance premiums written by Hudson for the years ended December 31, 1999 and 2000 and the three months ended March 31, 2000 and 2001, respectively.

(2) As part of the realignment of our business across geographic regions, gross premiums previously written by the London Branch unit are being written through the Newline Syndicate and EuroAsia divisions in 2001 and future years.

     The United States unit primarily provides treaty casualty business. In addition to our specialty casualty and general casualty reinsurance lines, we also write commercial and personal property as well as marine and aerospace, accident and health and surety lines. Facultative casualty is also written in the United States unit, mainly for general liability, umbrella liability, directors' and officers' liability, professional liability and commercial auto. The United States unit operates out of offices in Stamford and New York City. The Latin America unit writes primarily treaty property and facultative property business throughout the region, predominantly commercial property in nature, and also writes auto and marine lines. The Latin America unit has its principal office in Mexico City with satellite offices in Miami and Santiago. Canada writes primarily property, crop hail and auto liability coverage, operating out of one office in Toronto.

     Gross premiums written by type of business for the Americas division, including the London Branch, are illustrated in the following table for the two year period ended December 31, 2000 and the three month periods ended March 31, 2000 and 2001.

                                                YEARS ENDED DECEMBER 31,        THREE MONTHS ENDED MARCH 31,
                                             -------------------------------   -------------------------------
                                                  1999             2000             2000             2001
                                             --------------   --------------   --------------   --------------
                                               $        %       $        %       $        %       $        %
                                             ------   -----   ------   -----   ------   -----   ------   -----
                                                                   (DOLLARS IN MILLIONS)
Property excess of loss....................  $ 64.5    10.5%  $ 69.6     9.2%  $  8.9     5.5%  $ 17.3     9.6%
Proportional property......................    74.7    12.2    102.3    13.6     19.2    12.0     35.6    19.9
Casualty excess of loss....................   155.8    25.5    195.5    25.9     52.8    32.9     36.8    20.5
Proportional casualty......................   161.1    26.3    247.4    32.8     50.7    31.6     59.7    33.3
Miscellaneous lines........................    45.9     7.5     51.4     6.9      9.9     6.2      8.9     5.0
                                             ------   -----   ------   -----   ------   -----   ------   -----
  TREATY REINSURANCE.......................   502.0    82.0    666.2    88.4    141.5    88.2    158.3    88.3
Facultative reinsurance....................    96.0    15.7     59.3     7.9     15.2     9.5     11.2     6.2
Primary insurance..........................    14.3     2.3     28.5     3.7      3.7     2.3      9.9     5.5
                                             ------   -----   ------   -----   ------   -----   ------   -----
  TOTAL....................................  $612.3   100.0%  $754.0   100.0%  $160.4   100.0%  $179.4   100.0%
                                             ======   =====   ======   =====   ======   =====   ======   =====

NEWLINE SYNDICATE DIVISION

     The Newline Syndicate division writes reinsurance and insurance business worldwide through brokers, generating $107.8 million, or 12.5%, of our gross premiums written for the year ended December 31, 2000. The Newline Syndicate division is comprised of our Lloyd's of London business, in which we participate through our 100% ownership of Newline Underwriting Management Ltd., which in turn owns and manages Syndicate 1218. David J. Newman, the President of the Newline Syndicate division, has over 20 years of experience as a senior executive and director of several respected reinsurers in the London market. Supporting Mr. Newman is a management team with an average of 20 years of experience in the reinsurance market. Operating out of its offices in London, this division has 53 employees, including 21 underwriters. We believe that we derive substantial benefits from our Lloyd's membership, including strong brand recognition, extensive broker and direct distribution channels and worldwide licensing, including the ability to write primary business on an excess and surplus basis in the United States.

     The Lloyd's market, in existence for more than 300 years, has undergone significant changes. Capital at Lloyd's was historically provided by individual investors or "names" who subscribed annually to provide "capacity" or capital to one or more "syndicates." These syndicates were an amalgamation of individuals participating in the syndicate, as opposed to legal entities, and were managed by "managing agents" who controlled all business decisions.

     "Corporate" capital providers were permitted by Lloyd's to enter the market in 1993 following several years of difficult market conditions and a need for new capital. This source of capital has steadily grown and represented approximately 80% of total underwriting capacity in 2000. Corporate capital providers often provide a majority or all of a syndicate's capacity and also often own or control the syndicate's managing agent, a structure generally referred to as an integrated Lloyd's vehicle which permits the capital provider to exert greater influence on, and demand greater accountability for, underwriting results. The Lloyd's market ranks as the world's fifth largest insurer of commercial risks and sixth largest global reinsurer according to a special report published by A.M. Best in 2000.

     The Newline Syndicate division operates four major units: the North American Casualty, Marine and Aerospace, International Casualty and Financial Lines units. Business represented by the International Casualty and Marine and Aerospace units was transferred from the London Branch unit of the Americas division into the Newline Syndicate division in July 2000 as a result of the realignment of our business across geographic regions. In addition to the $9.4 million of business previously written within the London Branch unit and renewed by the Newline Syndicate division in 2000, there is an additional $60.4 million of business available for renewal by the Newline Syndicate division, which will be fully reflected in the Newline Syndicate division's results for 2001.

     For the three months ended March 31, 2001, we wrote $8.0 million of Marine and Aerospace business and $6.5 million of International Casualty business through the Newline Syndicate division, representing renewals of a portion of the business previously written through the London Branch of the Americas division.

     The following table illustrates gross premiums written by business unit for the Newline Syndicate division for the two year period ended December 31, 2000 and the three month periods ended March 31, 2000 and 2001.

                                               YEARS ENDED DECEMBER 31,      THREE MONTHS ENDED MARCH 31,
                                            ------------------------------   -----------------------------
                                                1999             2000            2000            2001
                                            -------------   --------------   -------------   -------------
                                              $       %       $        %       $       %       $       %
                                            -----   -----   ------   -----   -----   -----   -----   -----
                                                                (DOLLARS IN MILLIONS)
North American Casualty..................   $ 9.3    22.0%  $ 39.7    36.8%  $17.0    54.8%  $ 9.0    22.3%
Marine and Aerospace.....................      --      --      4.6     4.3      --      --     8.0    19.5
International Casualty...................      --      --      4.8     4.4      --      --     6.5    15.9
Discontinued Lines.......................    16.8    39.7     21.9    20.4     4.3    13.9      --      --
                                            -----   -----   ------   -----   -----   -----   -----   -----
  TOTAL REINSURANCE......................    26.1    61.7     71.0    65.9    21.3    68.7    23.5    57.7
Financial Lines..........................    16.2    38.3     36.8    34.1     9.7    31.3    17.2    42.3
                                            -----   -----   ------   -----   -----   -----   -----   -----
  TOTAL SYNDICATE........................   $42.3   100.0%  $107.8   100.0%  $31.0   100.0%  $40.7   100.0%
                                            =====   =====   ======   =====   =====   =====   =====   =====

     The North American Casualty unit writes predominantly specialty casualty treaty business for North American domiciled clients on both a proportional and excess of loss basis. The principal classes written by this unit are medical malpractice, professional liability, directors' and officers' liability and, to a lesser extent, automobile and general liability business.

     The Marine and Aerospace unit writes predominantly treaty business, including primary satellite proportional and excess of loss business and general aviation and marine excess of loss business. Although the Marine and Aerospace unit was placed into the Newline Syndicate division in July 2000, only $4.6 million of gross premiums written were written into the Newline Syndicate division during 2000 due to the majority of renewals occurring on January 1, 2001. Accordingly, business renewed within the Marine and Aerospace unit from the London Branch unit of the Americas, together with any new business written, will be fully reflected in the Marine and Aerospace unit's results in 2001.

     The International Casualty unit writes predominantly treaty business, covering automobile liability, financial lines and other lines on both a proportional and excess of loss basis. This unit was placed into the Newline Syndicate division in July 2000. Consequently, only $4.8 million of gross premiums written were written into the Newline Syndicate division during 2000, with the majority of business written into the London Branch unit of the Americas division prior to the realignment.

     Discontinued Lines represents business relating to the North American Binding Authority. As a result of strategic refocusing of our underwriting activities, this business was discontinued during the second half of 2000. We expect the discontinuation of this business to have a favorable impact on our loss and combined ratios.

     The Financial Lines unit writes specialty insurance and facultative reinsurance worldwide, including crime, professional liability, directors' and officers' liability and employers and public liability. The majority of this business is located outside of the United States.

EUROASIA DIVISION

     The EuroAsia division was formed in 2000 as part of the realignment of our business across geographic regions. Lucien Pietropoli, who was General Manager of CTR's Singapore branch office and has over 30 years of experience in the European and Asian markets, is the President of the EuroAsia division. EuroAsia operates out of six offices, with principal offices in Paris and Singapore and satellite offices in Cologne, Stockholm, London and Tokyo. The EuroAsia division currently employs a total of 57 people, including 32 underwriters who have an average of 14 years of experience in the reinsurance and insurance industry. The EuroAsia division is comprised of (1) property business previously written in the London Branch unit of the Americas, for which management responsibility was transferred to the EuroAsia division effective January 1, 2001, (2) renewal business previously written through CTR and (3) new business produced by the division.

     For the year ended December 31, 2000, the London Branch unit of the Americas division had gross premiums written of $82.8 million, of which approximately $22.4 million represented the property business available for renewal by the EuroAsia division in 2001. CTR wrote $126.0 million in gross premiums written for the year ended December 31, 2000, all of which became available for renewal by the EuroAsia division in 2001. The underwriting and marketing staff of CTR was transferred to the EuroAsia division. Business renewed from the London Branch unit of the Americas division and CTR will be fully reflected in the EuroAsia division's results in 2001. For the three months ended March 31, 2001, EuroAsia generated $31.7 million of gross premiums written, representing renewals of the CTR business and the property business previously written through the London Branch of the Americas division.

     The property business previously written in the London Branch unit of the Americas division was all written on a treaty basis. The CTR business was primarily written on a treaty basis, with supporting lines written on a facultative basis. The CTR business is primarily comprised of property reinsurance, followed by liability, marine and aerospace, credit and bond and accident and health coverages. Premiums related to the CTR business are geographically dispersed, mainly throughout the European Union, followed by Japan, Eastern Europe, the Pacific Rim and the Middle East.

UNDERWRITING

     Our primary underwriting goal is to construct a diversified portfolio of reinsurance and insurance contracts consistent with our disciplined underwriting philosophy. We seek to ensure that each contract we accept offers superior risk/return characteristics.

     While the underwriting process is conducted at the local level through the Americas, Newline Syndicate and EuroAsia divisions, we manage these divisions in a coordinated fashion with centralized control.

Management monitors and evaluates the financial performance of these divisions based upon their underwriting results. Worldwide underwriting guidelines have been established for these divisions, governing such matters as:

     -  the types of business accepted;

     -  limits of authority;

     -  underwriting restrictions;

     -  coordination among branches and the head office; and

     -  underwriting philosophy.

     Conformity with underwriting guidelines is continually monitored and reviewed on-site at least annually by senior management and underwriting decisions in excess of certain authority limits require senior management approval. Prior notice to Mr. Barnard, our President and Chief Executive Officer, is required for any quote in the Americas division expected to generate $5,000,000 or more of annual premiums. For quotes from the Newline and EuroAsia divisions, prior notice to Mr. Barnard is required for any quote expected to generate $2,500,000 of annual premium. The President of the Americas division must approve any quote for indemnity coverage which has an exposure limit greater than $5,000,000. The President of Newline must approve any quote for indemnity coverage which has an exposure limit greater than L2,000,000, or annual premium greater than L250,000 with respect to new business or annual premium greater than L500,000 with respect to existing business. The President of the EuroAsia division must approve any quote with annual premiums in excess of $1,000,000 or an exposure limit of $5,000,000. Mr. Barnard's approval is required to bind exposure limits which are $10,000,000 or greater for any lines of business.

     We currently employ 99 underwriters who have an average of 22 years of experience in the insurance and reinsurance industry, including 40 senior underwriters with an average of 19 years of experience. Our underwriting process emphasizes close collaboration among our underwriters, actuaries and claims staff. All treaties are reviewed for compliance with our general technical underwriting standards which we seek to consistently apply throughout all divisions. Our property underwriting relies extensively on sophisticated modeling. Our actuaries tailor their quantitative analyses to account for the specific exposures and experience related to the specific treaty and the risks covered by the treaty. We also rely on damageability factors developed by international industry participants Munich Re and Swiss Re. We frequently conduct underwriting audits of prospective ceding companies before entering into major treaties. Reinsurers, including us, do not evaluate each of the individual risks assumed under their treaties and therefore rely on the original underwriting decisions made by the ceding company.

     We offer brokers full service with large capacity for virtually all classes of casualty and property risks. For U.S. and Lloyd's casualty business generally, we seek to lead treaty arrangements, which means that we quote price, terms and conditions on behalf of other participating reinsurers and offer to write a larger percentage of the treaty. We generally exert significant influence over pricing, terms and conditions in contracts where we provide at least a 10% share. With respect to our treaty business in the United States, treaties on which we wrote at least a 10% share represented a majority of our premiums that were in force as of January 2001. Our average share on these contracts was approximately 20% of the treaty amount. In those instances where we do not act as lead reinsurer, we nonetheless systematically apply the same rigorous technical analysis and we may still suggest changes to any aspect of the treaty if appropriate. Additionally, we always reserve the right to reject any treaty business based on our final assessment of all relevant information regardless of whether we lead a treaty or not. Such information includes type and level of risk assumed, actuarial and underwriting judgment with respect to rate adequacy, various treaty terms, prior and anticipated loss experience on the treaty, prior business experience with the ceding company, overall financial position, operating results, A.M. Best's and/or S&P ratings of the ceding company and social, legal, environmental and general economic conditions affecting the risks assumed or the ceding company.

RETENTION LEVELS AND RETROCESSION ARRANGEMENTS

     Reinsurers typically purchase reinsurance to cover their own risk exposure. Reinsurance of a reinsurer's business is called a retrocession. Reinsurance companies cede risks under retrocessional agreements to other reinsurers, known as retrocessionaires, for reasons similar to those that cause primary insurers to purchase reinsurance, including reducing net liability on individual risks, protecting against catastrophic losses, stabilizing financial ratios and obtaining additional underwriting capacity.

     Under our current underwriting guidelines for treaties, we impose maximum retentions on a per risk basis. We believe that the levels of gross capacity per property risk that we have put in place are sufficient to achieve our objective of attracting business in the international markets. The following table illustrates the current maximum net retention, maximum retrocession and gross capacity generally applicable under our underwriting guidelines.

                                                   MAXIMUM NET      MAXIMUM        GROSS
                                                    RETENTION     RETROCESSION    CAPACITY
                                                   -----------    ------------    --------
                                                            (DOLLARS IN MILLIONS)
TREATY
  Property.......................................     $10.0           $ --         $10.0
  Casualty.......................................       5.0             --           5.0
FACULTATIVE
  Casualty.......................................       1.5            3.5           5.0
  Property -- Latin America......................       2.0            8.0          10.0
  Property -- EuroAsia...........................       0.5            9.5          10.0

     We also purchase property catastrophe excess of loss retrocessional protection that limits our net loss exposure to any one event to $10 million, subject to the aggregate limits of such protection.

MARKETING AND DISTRIBUTION

     We provide reinsurance capacity in the U.S. market primarily through brokers and in international markets through brokers and directly to insurers and reinsurers.

     We believe the willingness of a primary insurer or reinsurer to use a specific reinsurer is not solely based on pricing. Other factors influencing the decision of a primary insurer or reinsurer include their perception of the financial security of the reinsurer, claims paying ability rating, ability to design customized products, the quality of a reinsurer's service and its commitment to provide reinsurance capacity. We believe that we have developed a reputation with our clients for prompt responses on underwriting submissions and timely claims payments. Additionally, we believe our level of capital and surplus demonstrates our strong financial position and our intent to continue providing reinsurance capacity.

     The reinsurance broker market consists of several substantial national and international brokers and a number of smaller specialized brokers. Brokers do not have the authority to bind us with respect to reinsurance agreements, nor do we commit in advance to accept any portion of the business that brokers submit to us. Brokerage fees generally are paid by reinsurers and included as an underwriting expense in the financial statements. Our five largest brokers accounted for an aggregate of approximately 64.1% of our gross premiums written in 2000.

     Direct distribution remains an important channel for us, particularly in the overseas markets served by the Latin America unit of the Americas division and the EuroAsia division. Direct placement of reinsurance enables us to access clients who prefer to place their reinsurance directly with their reinsurers based upon the reinsurer's in-depth understanding of the ceding company's needs. Our primary insurance business generated through Hudson is written principally through general agency relationships, while our primary Lloyd's market business is written through agency and direct distribution channels.

CLAIMS

     Claims are managed by our professional claims staff whose responsibilities include the review of initial loss reports, creation of claim files, determination of whether further investigation is required, establishment and adjustment of case reserves and payment of claims. Our claims staff recognizes that fair interpretation of our reinsurance agreements and timely payment of covered claims is a valuable service to our clients and enhances the reputation of the company. In addition to claims assessment, processing and payment, our claims staff conducts comprehensive claims audits of both specific claims and overall claims procedures at the offices of selected ceding companies, which we believe benefits all parties to the reinsurance arrangement. Claims audits are conducted in the ordinary course of business. In certain instances, a claims audit may be performed prior to assuming reinsurance business.

RESERVES FOR UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

     Significant periods of time may elapse between the occurrence of an insured loss, the reporting of the loss by the insured to the ceding company, the reporting of the loss by the ceding company to the reinsurer, the ceding company's payment of that loss and subsequent payments to the ceding company by the reinsurer. To recognize liabilities for unpaid losses and loss adjustment expenses, insurers and reinsurers establish reserves, which are balance sheet liabilities representing estimates of future amounts needed to pay claims and related expenses with respect to insured events which have occurred on or before the balance sheet date, including events which have not been reported to the ceding company.

     Upon receipt of a notice of claim from the ceding company, we establish our own case reserve for the estimated amount of the ultimate settlement, if any. Case reserves usually are based upon the amount of reserves recommended by the ceding company and may be supplemented by additional amounts as deemed necessary by our claims staff. In certain instances, we establish case reserves even when the ceding company does not report any liability to the reinsurer.

     We also establish reserves to provide for incurred but unreported claims and the estimated expenses of settling claims, including legal and other fees, and the general expenses of administering the claims adjustment process, known as loss adjustment expenses. We calculate incurred but not reported and loss adjustment expense reserves by using generally accepted actuarial reserving techniques to project the ultimate liability for losses and loss adjustment expenses. We periodically revise such reserves to adjust for changes in the expected loss development pattern over time. Although we have an in-house actuarial staff that periodically reviews our loss reserves, we retain independent actuaries to review and opine as to the adequacy of our loss reserves.

     Losses and loss adjustment expenses, net of related reinsurance recoverable, are charged to income as incurred. Unpaid losses and loss adjustment expenses represent the accumulation of case reserves and incurred but not reported. Provisions for inflation and "social inflation" (e.g., awards by judges and juries which progressively increase in size at a rate exceeding that of general inflation) are implicitly considered in the overall reserve setting process as an element of the numerous judgments which are made as to expected trends in average claim severity. Legislative changes may also affect our liabilities, and evaluation of the impact of such changes is made in the reserve setting process.

     The methods of determining estimates for reported and unreported losses and establishing resulting reserves and related reinsurance recoverable are continually reviewed and updated, and adjustments resulting from this review are reflected in income currently. The process relies upon the basic assumption that past experience, adjusted for the effect of current developments and likely trends, is an appropriate basis for predicting future events. However, estimation of loss reserves is a difficult process, especially in view of changes in the legal environment which impact the development of loss reserves and therefore quantitative techniques frequently have to be supplemented by subjective considerations and managerial judgment. In addition, trends that have affected development of liabilities in the past may not necessarily occur or affect liability development to the same degree in the future.

     While the reserving process is difficult and subjective for the ceding companies, the inherent uncertainties of estimating such reserves are even greater for the reinsurer, due primarily to the longer-term nature of most reinsurance business, the diversity of development patterns among different types of reinsurance treaties or facultative contracts, the necessary reliance on the ceding companies for information regarding reported claims and differing reserving practices among ceding companies. As a result, actual losses and loss adjustment expenses may deviate, perhaps substantially, from estimates of reserves reflected in Odyssey America's consolidated financial statements.

     During the loss settlement period, which can be many years in duration, additional facts regarding individual claims and trends usually become known. As these become apparent, it usually becomes necessary to refine and adjust the reserves upward or downward and even then the ultimate net liability may be less than or greater than the revised estimates. We use tabular reserving for workers' compensation liabilities that are considered fixed and determinable and discount such reserves using an interest rate of 3.5% and standard mortality assumptions. The amount of loss reserve discount as of December 31, 2000 is $37.9 million.

     Included in our reserves are amounts related to environmental impairment and asbestos-related illnesses, which, net of related reinsurance recoverable, totaled approximately $62 million as of December 31, 1999 and 2000. The majority of our environmental and asbestos-related liabilities arise from contracts entered into before 1984 and underwritten as standard general liability coverages where the environmental or asbestos-related liabilities were neither clearly defined nor specifically excluded. Significant uncertainty exists as to the ultimate settlement of these liabilities since, among other things, there are inconsistent court resolutions with respect to underlying policy intent and coverage and uncertainties as to the allocation of responsibility for resultant damages.

     Our survival ratio for environmental and asbestos related liabilities as of December 31, 2000 is 12 years, reflecting full utilization of remaining indemnifications. The survival ratio represents the environmental impairment and asbestos related illness reserves, gross of reinsurance, on December 31, 2000 plus remaining indemnifications divided by the average paid environmental and asbestos claims, gross of reinsurance, for the last three years. Our survival ratio is nine years prior to the reflection of remaining indemnifications. Refer to note 14 of Odyssey America's consolidated financial statements included in this prospectus. Our survival ratio compares favorably with A.M. Best's three-year average survival ratio of 7.8 years for the U.S. property and casualty insurance industry, as published in Best's Viewpoint, dated October 26, 2000.

     The "Ten Year Analysis of Consolidated Net Loss and Loss Adjustment Expense Reserve Development" which follows presents the development of balance sheet loss and loss adjustment expense reserves for calendar years 1990 through 2000. The upper half of the table shows the cumulative amounts paid during successive years related to the opening reserve. For example, with respect to the net loss and loss adjustment expense reserve of $1,479 million as of December 31, 1991, by the end of 2000, $1,097 million had actually been paid in settlement of those reserves. In addition, as reflected in the lower section of the table, the original reserve of $1,479 million was re-estimated to be $1,434 million as of December 31, 2000. This change from the original estimate would normally result from a combination of a number of factors, including losses being settled for different amounts than originally estimated. The original estimates will also be increased or decreased as more information becomes known about the individual claims and overall claim frequency and severity patterns. The net deficiency or redundancy depicted in the table, for any particular calendar year, shows the aggregate change in estimates over the period of years subsequent to the calendar year reflected at the top of the respective columns. For example, the net redundancy of $36 million as of December 31, 2000 related to December 31, 1994 net loss and loss adjustment expense reserves of $1,906 million, represents the cumulative amount by which net reserves for 1994 have developed favorably from 1995 through 2000.

     Each amount other than the original reserves in the table below includes the effects of all changes in amounts for prior periods. For example, if a loss settled in 1993 for $150,000 was first reserved in 1990 at $100,000 and remained unchanged until settlement, the $50,000 deficiency (actual loss minus original estimate) would be included in the cumulative net deficiency in each of the years in the period 1990 through 1992 shown in the following table. Conditions and trends that have affected development of liability in the past may not necessarily occur in the future. Accordingly, it may not be appropriate to extrapolate future development based on this table.

     The Cumulative Redundancy/(Deficiency) values for 1996 and 1998 are impacted by significant loss reserve adjustments for Odyssey America. A reserve adjustment on 1996 and prior Odyssey America outstanding losses recognizing reserve inadequacies prior to its purchase by Fairfax accounts for approximately $69 million of the reported approximately $82 million cumulative deficiency for 1996. A reserve adjustment on 1998 and prior Odyssey America outstanding losses recognizing reserve inadequacies prior to its purchase by Fairfax accounts for approximately $34 million of the reported approximately $55 million cumulative deficiency for 1998.

     As discussed in note 4 to Odyssey America's consolidated financial statements included in this prospectus, the Cumulative Redundancy/(Deficiency) values for 1995 through 1999 are also impacted by a stop loss agreement involving ORC loss reserves as of December 31, 1995. Without this stop loss agreement, the Cumulative Redundancy/(Deficiency) values for 1995 through 1999 would have been cumulative deficiencies of $76 million, $152 million, $52 million, $89 million, and $31 million, respectively. Under the stop loss agreement, ORC retroceded and ORC Re Limited, a Fairfax subsidiary, agreed to reinsure 100 percent of ORC's net incurred losses plus cumulative net incurred uncollectable reinsurance recoverables, for accident years 1995 and prior, in excess of approximately $929 million, subject to a cumulative aggregate limit of $175 million.

     The Gross Cumulative Redundancy/(Deficiency) for 1996 and 1998 was impacted by the two events noted in the above paragraph. The gross reserve adjustment on 1996 and prior Odyssey America outstanding losses accounts for approximately $140 million of the approximately $250 million gross cumulative deficiency as of year end 2000. The gross reserve adjustment on 1998 and prior Odyssey America outstanding losses accounts for approximately $156 million of the approximately $267 million gross cumulative deficiency as of year end 2000. Additionally, environmental and asbestos loss emergence accounts for a substantial amount of the remainder of the Gross Cumulative Deficiencies for years 1996 through 1999. All of this environmental and asbestos emergence has been ceded to retrocessional and indemnification protections.

     A table presenting a reconciliation of beginning and ending reserve balances for the calendar years 1998, 1999 and 2000 is provided in note 13 to Odyssey America's consolidated financial statements.

   TEN YEAR ANALYSIS OF CONSOLIDATED LOSS AND LOSS ADJUSTMENT EXPENSE RESERVE
                                  DEVELOPMENT
           PRESENTED NET OF REINSURANCE WITH SUPPLEMENTAL GROSS DATA

                                                                     YEARS ENDED DECEMBER 31,
                                 ------------------------------------------------------------------------------------------------
                                  1990     1991     1992     1993     1994     1995     1996     1997     1998     1999     2000
                                 ------   ------   ------   ------   ------   ------   ------   ------   ------   ------   ------
                                                                      (DOLLARS IN MILLIONS)
Reserves for unpaid loss and
  LAE..........................   1,224    1,479    1,746    1,844    1,906    1,987    1,992    2,134    1,988    1,831    1,667
Paid (cumulative) as of:
  One year later...............     265      330      325      352      367      476      457      546      594      609
  Two years later..............     529      532      597      636      723      780      837      994    1,055
  Three years later............     664      707      805      892      925    1,007    1,142    1,342
  Four years later.............     769      824      991    1,020    1,098    1,208    1,349
  Five years later.............     850      943    1,073    1,141    1,235    1,322
  Six years later..............     919      997    1,168    1,221    1,296
  Seven years later............     957    1,068    1,208    1,264
  Eight years later............   1,004    1,097    1,228
  Nine years later.............   1,022    1,097
  Ten years later..............   1,029
Liability re-estimated as of:
  One year later...............   1,246    1,484    1,767    1,858    1,912    2,001    2,107    2,113    2,034    1,846
  Two years later..............   1,244    1,477    1,772    1,850    1,924    2,074    2,121    2,151    2,043
  Three years later............   1,251    1,492    1,750    1,855    1,974    2,069    2,105    2,131
  Four years later.............   1,267    1,478    1,746    1,878    1,957    2,008    2,074
  Five years later.............   1,271    1,479    1,757    1,864    1,898    1,977
  Six years later..............   1,272    1,490    1,743    1,809    1,870
  Seven years later............   1,282    1,482    1,695    1,780
  Eight years later............   1,276    1,445    1,668
  Nine years later.............   1,254    1,434
  Ten years later..............   1,253
Cumulative
  redundancy/(deficiency)......  $  (29)  $   45   $   78   $   65   $   36   $   10   $  (82)  $    3   $  (55)  $  (15)  $   --
                                 ======   ======   ======   ======   ======   ======   ======   ======   ======   ======   ======
Gross liability -- end of
  year.........................                                                        $2,647   $2,894   $2,692   $2,570   $2,566
Reinsurance receivable.........                                                           655      760      705      739      899
                                                                                       ------   ------   ------   ------   ------
Net liability -- end of year...                                                         1,992    2,134    1,988    1,831    1,667
                                                                                       ------   ------   ------   ------   ------
Gross re-estimated liability at
  December 31, 2000............                                                         2,897    3,036    2,959    2,739
Re-estimated receivable at
  December 31, 2000............                                                           823      905      916      893
                                                                                       ------   ------   ------   ------
Net re-estimated liability at
  December 31, 2000............                                                         2,074    2,131    2,043    1,846
                                                                                       ------   ------   ------   ------
Gross cumulative
  redundancy/(deficiency)......                                                        $ (250)  $ (142)  $ (267)  $ (169)
                                                                                       ======   ======   ======   ======

INVESTMENTS

     As of March 31, 2001, we held cash and investments totaling $2.6 billion with a net unrealized gain of $1.3 million. Our overall strategy is to maximize the total return of the investment portfolio while prudently preserving invested capital for protection of policyholders and providing sufficient liquidity for the payment of claims and other policy obligations. Our investment policy provides the flexibility to implement this strategy.

     Our investment guidelines, which are approved by our board of directors, stress preservation of capital, market liquidity, diversification of risk and long-term, value-oriented style. All investments are to be made using the value approach by investing in securities which we believe are selling below their intrinsic value to protect capital from loss and generate above-average, long term total returns.

     With regard to equities, no attempt is made to forecast the economy or the stock market. Equities are selected on the basis of prices which are selling at a substantial discount to conservatively estimated intrinsic values. Downside protection is obtained by seeking a margin of safety in terms of a sound financial position.

     As regards fixed income, no attempt is made to forecast the economy or interest rates. Rather, fixed income securities are selected on the basis of yield spreads over Treasury bonds, subject to stringent credit analysis. Securities meeting these criteria may not be readily available, in which case Treasury bonds are emphasized. The fixed income portfolio currently has an average credit quality of "AA" as measured by S&P. Notwithstanding the foregoing, our investments are subject to market risks and fluctuations, as well as to risks inherent in particular securities.

     On the whole, the availability of equity securities meeting value-based criteria will dictate the portfolio's exposure to equities. Similarly, the availability of attractive yield spreads and strong credits will determine the level of exposure to corporate bonds.

     As part of our review and monitoring process, we regularly test the impact of a simultaneous substantial reduction in common stock, preferred stock, and bond prices on insurance regulatory capital to ensure that capital adequacy will be maintained at all times.

     Primarily because of the potential for large claims payments, our investment portfolio is structured to provide a high level of liquidity. The table below shows the aggregate amounts of investments available for sale, equity securities and cash and cash equivalents comprising our portfolio of invested assets:

                                                      AT DECEMBER 31,
                                                    --------------------    AT MARCH 31,
                                                      1999        2000          2001
                                                    --------    --------    ------------
                                                           (DOLLARS IN MILLIONS)
Investments available for sale, at fair value.....  $2,153.5    $2,152.6    $    2,234.1
Equity securities.................................     244.4       137.9           166.6
Cash and cash equivalents and short term
  investments.....................................     205.3       351.1           241.5
                                                    --------    --------    ------------
Total invested assets.............................  $2,603.2    $2,641.6    $    2,642.2
                                                    ========    ========    ============

     As of March 31, 2001, the fixed income portion of our invested asset portfolio had a dollar weighted average rating of "AA," an average duration of
5.8 years and an average yield to maturity of 5.9% before investment expenses.

     MARKET SENSITIVE INSTRUMENTS. Our investment portfolio includes investments which are subject to changes in market values with changes in interest rates. The aggregate hypothetical loss generated from an immediate adverse parallel shift in the treasury yield curve of 100 or 200 basis points would cause a decrease in total return of approximately 6.1% and 11.0%, respectively, which equates to a decrease in market value of approximately $133.3 million or $242.6 million, respectively, on a portfolio valued at $2,197.7 million at March 31, 2001. The foregoing reflects the use of an immediate time horizon, since this presents the worst-case scenario. Credit spreads are assumed to remain constant in these hypothetical examples.

     The following table summarizes the fair value of our investments (other than affiliated equity investments and "other invested assets") at the dates indicated.

                                                      AT DECEMBER 31,
                                                    --------------------    AT MARCH 31,
TYPE OF INVESTMENT                                    1999        2000          2001
------------------                                  --------    --------    ------------
                                                           (DOLLARS IN MILLIONS)
United States government and government agencies
  and authorities.................................  $1,266.1    $1,079.5      $1,134.7
States municipalities and political
  subdivisions....................................      31.8        12.5           3.7
Foreign governments...............................      11.2        41.6         116.8
Public utilities..................................     376.0       404.9         411.3
All other corporate...............................     436.7       580.7         531.2
                                                    --------    --------      --------
  TOTAL FIXED INCOME SECURITIES...................   2,121.8     2,119.2       2,197.7
Equity securities.................................     172.8        54.5          82.7
Short-term investments............................      71.0       196.6          41.4
Cash and cash equivalents.........................     134.3       154.5         200.1
                                                    --------    --------      --------
  TOTAL...........................................  $2,499.9    $2,524.8      $2,521.9
                                                    ========    ========      ========

     The following table summarizes the fair value by contractual maturities of our fixed maturity investment portfolio at the dates indicated.

                                                     AT DECEMBER 31,
                                                  ----------------------    AT MARCH 31,
                                                    1999          2000          2001
                                                  --------      --------    ------------
                                                          (DOLLARS IN MILLIONS)
Due in less than one year.......................  $   21.7      $   15.2      $   25.6
Due after one through five years................     113.6         362.1         336.5
Due after five through ten years................   1,431.6       1,562.5       1,652.1
Due after ten years.............................     554.9         179.4         183.5
                                                  --------      --------      --------
  TOTAL.........................................  $2,121.8      $2,119.2      $2,197.7
                                                  ========      ========      ========

     QUALITY OF DEBT SECURITIES IN PORTFOLIO. The following table summarizes the composition of the fair value of our fixed maturity investment portfolio at the dates indicated by rating as assigned by S&P or Moody's, using the higher of these ratings for any security where there is a split rating.

                                                       AT DECEMBER 31,
                                                       ----------------    AT MARCH 31,
RATING                                                 1999       2000         2001
------                                                 -----      -----    ------------
AAA/Aaa..............................................   63.7%      53.8%       56.4%
AA/Aa2...............................................    5.4        7.9         6.5
A/A2.................................................   12.7       18.0        15.6
BBB/Baa2.............................................   17.7       18.7        20.0
BB/Ba2...............................................    0.5        0.8         0.8
B/B2.................................................    0.0        0.8         0.7
CCC/Caa or lower, or not rated.......................    0.0        0.0         0.0
                                                       -----      -----       -----
  TOTAL..............................................  100.0%     100.0%      100.0%
                                                       =====      =====       =====

STRATEGIC RELATIONSHIPS WITH FAIRFAX

     We enjoy a strong relationship with Fairfax, our majority shareholder. We believe that becoming an independent publicly traded company will allow us to have greater flexibility and visibility and still retain the benefits we derive from our relationship with Fairfax. Among the advantages that we gain through our strategic relationship with Fairfax are the following:

     - Preferred access to provide reinsurance to Fairfax and its subsidiaries or affiliates. For example, based on an understanding with Fairfax, at our discretion we may assume at least 5% of the premium ceded by Fairfax. For the year ended December 31, 2000, we assumed $19.2 million of gross premiums written from Fairfax subsidiaries. In addition, we have the opportunity to write reinsurance for Fairfax affiliates, such as Zenith National Insurance Corp., in which Fairfax has a minority equity interest;

     - Visibility with our broker sources resulting in a higher number of submissions. The annual aggregate reinsurance purchased by Fairfax's affiliated companies is approximately $1 billion dollars. We believe this provides us with greater visibility in the U.S. and Canadian markets and further strengthens our relationships with brokers;

     - Ability to optimize the returns on our invested assets viewed on a total return basis. Our investments are managed by Hamblin Watsa, a subsidiary of Fairfax. We expect that the expertise and experience of Hamblin Watsa will enable us to achieve attractive investment returns, using a long-term value-oriented philosophy;

     - Expanded access to new business. Hub International Limited, which is 42% owned by Fairfax, provides us with access to business produced by a network of independent reinsurance brokerages and agencies. Hub is an insurance brokerage company which sells a broad range of commercial, personal and life insurance products through approximately 1,300 employees in over 100 offices in Canada and the United States; and

     - Opportunity to participate with Fairfax in accessing market opportunities. For example, we have assembled joint property catastrophe capacity from members of the Fairfax group of companies, enabling us to capitalize on the improving pricing environment, especially in international markets, and take a more influential role in writing this business than each of us can achieve independently. This currently is not a material part of our business.

     We believe there will be opportunities in the future to expand our business relationships with Fairfax and its affiliates.

COMPETITION

     The worldwide property and casualty reinsurance business is highly competitive and has been characterized by increasingly severe price competition in the last several years. Our competitors include independent reinsurance companies, subsidiaries or affiliates of established worldwide insurance companies, reinsurance departments of certain primary insurance companies and domestic and European underwriting syndicates. Some of these competitors have longer operating histories, larger customer bases and substantially greater underwriting, marketing, and administrative resources than us. Further, the reinsurance industry is undergoing a marked trend toward greater consolidation.

     U.S. insurance companies who are licensed to underwrite insurance are also licensed to underwrite reinsurance, making the commercial access into the reinsurance business relatively uncomplicated. In addition, Bermuda reinsurers who initially specialized in catastrophe reinsurance are now broadening their product offerings.

     Over the last several years capital markets participants, including exchanges and financial intermediaries, have developed financial products intended to compete with traditional reinsurance. We are unable to predict the extent to which new, proposed or potential initiatives may affect the demand for our products. Barriers to entry to the reinsurance industry for non-insurers are chiefly the time, capital, and talent necessary to attract, underwrite and manage the business.

     Competition in the industry is based predominantly on price, service and security. We believe we can compete favorably in each of these areas. Our advantages include a competitive expense ratio trend, detailed actuarial modeling, new product orientation, our business relationships with Fairfax companies, and a reputation for meeting our claims obligations swiftly.

EMPLOYEES

     As of March 31, 2001, we employed 340 persons on a full-time basis, 124 of whom were underwriting personnel, 89 of whom were finance and accounting personnel, 30 of whom were claims personnel, 19 of whom were actuarial personnel and 78 of whom were support and administrative personnel. None of our employees is represented by a labor union and we have never experienced a work stoppage. We believe our relationship with our employees is excellent.

FACILITIES

     Our principal office is located at 140 Broadway, 39th Floor, New York, New York. Odyssey America has entered into a lease agreement with respect to approximately 12,000 square feet of office space at the 140 Broadway location with a term ending September 30, 2010.

     The principal offices of Odyssey America and ORC are located in space leased by Odyssey America at 300 First Stamford Place, Stamford, Connecticut. The lease covers space totaling approximately 96,500 square feet at 300 First Stamford Place. The term of the lease ends September 30, 2007.

     ORC has entered into lease agreements with respect to approximately 57,000 square feet of office space in New York, Atlanta and Chicago with terms ending up to 2010. All of the premises leased by ORC have been sublet for the remainder of their respective lease terms.

     Odyssey America has entered into a lease agreement with respect to approximately 2,000 square feet of office space in San Francisco with a term ending in 2005. Odyssey America has entered into a lease agreement with respect to approximately 9,000 square feet of office space in London with a term ending in 2006. Odyssey America has also entered into a lease agreement for approximately 85 square meters of office space in Tokyo with a term ending in 2003.

LEGAL PROCEEDINGS

     In the normal course of business, we may become involved in various claims and legal proceedings. We are not currently aware of any pending or threatened material litigation.

                          INSURANCE REGULATORY MATTERS

     We are subject to regulation under the insurance statutes, including insurance holding company statutes, of various jurisdictions, including Connecticut, the domiciliary state of Odyssey America, Delaware, the domiciliary state of ORC and Hudson, and the United Kingdom, the domiciliary jurisdiction of our Newline Syndicate. Our Newline Syndicate is also subject to regulation by the Council of Lloyd's. In addition, we are subject to regulation by the insurance regulators of other states and foreign jurisdictions in which we or our operating subsidiaries do business.

REGULATION OF INSURERS AND REINSURERS

GENERAL

     The terms and conditions of reinsurance agreements with respect to rates or policy terms generally are not subject to regulation by any governmental authority. This contrasts with primary insurance policies and agreements issued by primary insurers such as Hudson, the rates and policy terms of which are generally regulated closely by state insurance departments. As a practical matter, however, the rates charged by primary insurers influence the rates that can be charged by reinsurers.

     We are subject primarily to regulation and supervision that relates to licensing requirements of reinsurers, the standards of solvency that reinsurers must meet and maintain, the nature of and limitations on investments, restrictions on the size of risks that may be reinsured, the amount of security deposits necessary to secure the faithful performance of a reinsurer's insurance obligations, methods of accounting, periodic examinations of the financial condition and affairs of reinsurers, the form and content of any financial statements that reinsurers must file with state insurance regulators and the level of minimal reserves necessary to cover unearned premiums, losses and other purposes. In general, these regulations are designed to protect ceding insurers and, ultimately, their policyholders, rather than stockholders. We believe that we and our subsidiaries are in material compliance with all applicable laws and regulations pertaining to our business and operations.

INSURANCE HOLDING COMPANY REGULATION

     State insurance holding company statutes provide a regulatory apparatus which is designed to protect the financial condition of domestic insurers operating within a holding company system. All holding company statutes require disclosure and, in some instances, prior approval of significant transactions between the domestic insurer and an affiliate. Such transactions typically include service arrangements, sales, purchases, exchanges, loans and extensions of credit, reinsurance agreements, and investments between an insurance company and its affiliates, in some cases involving certain aggregate percentages of a company's admitted assets or policyholders' surplus, or dividends that exceed certain percentages. State regulators also require prior notice or regulatory approval of acquisitions of control of an insurer or its holding company.

     Under the Connecticut and Delaware Insurance Codes and regulations, no person, corporation or other entity may acquire control of us or our operating subsidiaries unless such person, corporation or entity has obtained the prior approval of the Connecticut and Delaware Insurance Commissioners for the acquisition. For the purposes of the Connecticut and Delaware Insurance Codes, any person acquiring, directly or indirectly, 10% or more of the voting securities of an insurance company is presumed to have acquired "control" of that company. To obtain the approval of any acquisition of control, any prospective acquiror must file an application with the Connecticut and Delaware Insurance Commissioners. This application requires the acquiror to disclose its background, financial condition, the financial condition of its affiliates, the source and amount of funds by which it will effect the acquisition, the criteria used in determining the nature and amount of consideration to be paid for the acquisition, proposed changes in the management and operations of the insurance company and any other related matters.

     The United Kingdom Insurance Companies Act 1982 also requires prior approval by the Financial Services Authority of anyone proposing to become a controller of an insurance company or reinsurance company that carries on business in the United Kingdom but which is incorporated outside the United

Kingdom. In this case, any company or individual who is entitled to exercise or control the exercise of 15% or more of the voting power at any general meeting of the insurance company or reinsurance company or of a body corporate of which it is a subsidiary, is considered a "controller." A purchaser of 15% or more of the outstanding shares of our common stock will be a "controller" of Odyssey America which is authorized to carry on reinsurance business in the United Kingdom through the London Branch. Other than the Newline Syndicate division, no other insurance or reinsurance subsidiary of OdysseyRe is authorized to carry on business in the United Kingdom.

     Under the bylaws made by Lloyd's pursuant to the Lloyd's Act of 1982, the prior written approval of the Council of Lloyd's is required of anyone proposing to become a "controller" of any Lloyd's Managing Agency. Any company or individual that holds 10% or more of the shares in the managing agency company, or is entitled to exercise or control the exercise of 10% or more of the voting power at any general meeting of the Lloyd's Managing Agency or, in both cases, of another company of which the Lloyd's Managing Agency is a subsidiary, is considered a "controller." A purchaser of more than 10% of the outstanding shares in our common stock will be a "controller" of our United Kingdom Lloyd's Managing Agency subsidiary, Newline Underwriting Management Ltd.

     The requirements under the Connecticut and Delaware Insurance Codes and the United Kingdom Insurance Companies Act 1982 (and other applicable states and foreign jurisdictions), and the rules of the Council of Lloyd's, may deter, delay or prevent certain transactions affecting the control or ownership of our common stock, including transactions that could be advantageous to our stockholders.

DIVIDENDS

     Because our operations are conducted primarily at the subsidiary level, we are dependent upon dividends from our subsidiaries to meet our debt and other obligations and to pay dividends on our common stock in the future should our board of directors decide to do so. The payment of dividends to us by our operating subsidiaries is subject to limitations imposed by law in Connecticut, Delaware and the United Kingdom.

     Under the Connecticut and Delaware Insurance Codes, before a Connecticut or Delaware domiciled insurer, as the case may be, may pay any dividend it must have given notice within five days following the declaration thereof and 10 days prior to the payment thereof to the Connecticut or Delaware Insurance Commissioners, as the case may be. During this 10-day period, the Connecticut or Delaware Insurance Commissioner, as the case may be, may, by order, limit or disallow the payment of ordinary dividends if he finds the insurer to be presently or potentially in financial distress. Under Connecticut and Delaware Insurance Regulations, the Insurance Commissioner may issue an order suspending or limiting the declaration or payment of dividends by an insurer if he or she determines that the continued operation of the insurer may be hazardous to its policyholders. A Connecticut domiciled insurer may only pay dividends out of "earned surplus," defined as the insurer's "unassigned funds-surplus" reduced by 25% of unrealized appreciation in value or revaluation of assets or unrealized profits on investments, as defined in such insurer's annual statutory financial statement. A Delaware domiciled insurer may only pay cash dividends from the portion of its available and accumulated surplus funds derived from realized net operating profits and realized capital gains. Additionally, a Connecticut or Delaware domiciled insurer may not pay any "extraordinary" dividend or distribution until (i) 30 days after the Insurance Commissioner has received notice of a declaration of the dividend or distribution and has not within that period disapproved the payment or (ii) the Insurance Commissioner has approved the payment within the 30-day period. Under the Connecticut Insurance Code, an "extraordinary" dividend of a property and casualty insurer is a dividend, the amount of which, together with all other dividends and distributions made in the preceding 12 months, exceeds the greater of (i) 10% of the insurer's surplus with respect to policyholders as of the end of the prior calendar year or (ii) the insurer's net income for the prior calendar year (not including pro rata distributions of any class of the insurer's own securities). The Connecticut Insurance Department has stated that the preceding 12 month period ends the month prior to the month in which the insurer seeks to pay the dividend. Under the Delaware Insurance Code, an "extraordinary" dividend of a property and casualty insurer is a dividend the amount of which, together with all other dividends and distributions made in the preceding 12 months, exceeds the greater of (i) 10% of an insurer's surplus with respect to policyholders, as of the end of the prior calendar year or

(ii) the insurer's statutory net income, not including realized capital gains, for the prior calendar year. Under these definitions, the maximum amount that will be available for the payment of dividends by Odyssey America in the 12 month period ending March 31, 2002 without triggering the requirement for prior approval of regulatory authorities is approximately $85.3 million.

     U.K. law prohibits any U.K. company, including Newline, from declaring a dividend to its stockholders unless such company has "profits available for distribution." The determination of whether a company has profits available for distribution is based on a company's accumulated realized profits less its accumulated realized losses. While there are no statutory restrictions imposed by the United Kingdom insurance regulatory laws upon an insurer's ability to declare dividends, insurance regulators in the United Kingdom strictly control the maintenance of each insurance company's solvency margin within their jurisdiction and may restrict an insurer from declaring a dividend beyond a level which the regulators determine would adversely affect an insurer's solvency requirements. It is common practice in the United Kingdom to notify regulators in advance of any significant dividend payment.

CREDIT FOR REINSURANCE AND LICENSING

     A primary insurer ordinarily will enter into a reinsurance agreement only if it can obtain credit for the reinsurance ceded on its statutory financial statements. In general, credit for reinsurance is allowed in the following circumstances: (1) if the reinsurer is licensed in the state in which the primary insurer is domiciled or, in some instances, in certain states in which the primary insurer is licensed; (2) if the reinsurer is an "accredited" or otherwise approved reinsurer in the state in which the primary insurer is domiciled or, in some instances, in certain states in which the primary insurer is licensed; (3) in some instances, if the reinsurer (a) is domiciled in a state that is deemed to have substantially similar credit for reinsurance standards as the state in which the primary insurer is domiciled and (b) meets certain financial requirements; or (4) if none of the above apply, to the extent that the reinsurance obligations of the reinsurer are collateralized appropriately, typically through the posting of a letter of credit for the benefit of the primary insurer or the deposit of assets into a trust fund established for the benefit of the primary insurer. Therefore, as a result of the requirements relating to the provision of credit for reinsurance, we are indirectly subject to certain regulatory requirements imposed by jurisdictions in which ceding companies are licensed.

INVESTMENT LIMITATIONS

     State insurance laws contain rules governing the types and amounts of investments that are permissible for domiciled insurers. These rules are designed to ensure the safety and liquidity of an insurer's investment portfolio. Investments in excess of statutory guidelines do not constitute "admitted assets" (i.e., assets permitted by insurance laws to be included in a domestic insurer's statutory financial statements) unless special approval is obtained from the regulatory authority. Non-admitted assets are not considered for the purposes of various financial ratios and tests, including those governing solvency and the ability to write premiums. An insurer may hold an investment authorized under more than one provision of the insurance laws under the provision of its choice (except as otherwise expressly provided by law).

LIQUIDATION OF INSURERS

     The liquidation of insurance companies, including reinsurers, is generally conducted pursuant to state insurance law. In the event of the liquidation of one of our operating insurance subsidiaries, liquidation proceedings would be conducted by the insurance regulator of the state in which the subsidiary is domiciled, as the domestic receiver of its properties, assets and business. Liquidators located in other states (known as ancillary liquidators) in which we conduct business may have jurisdiction over assets or properties located in such states under certain circumstances. Under Connecticut and Delaware law, all creditors of our operating insurance subsidiaries, including but not limited to reinsureds under its reinsurance agreements, would be entitled to payment of their allowed claims in full from the assets of the operating subsidiaries before we, as a stockholder of our operating subsidiaries, would be entitled to receive any distribution.

     Some states have adopted and others are considering legislative proposals that would authorize the establishment of an interstate compact concerning various aspects of insurer insolvency proceedings, including interstate governance of receiverships and guaranty funds.

THE NATIONAL ASSOCIATION OF INSURANCE COMMISSIONERS (NAIC) AND ACCREDITATION

     The NAIC is an organization which assists state insurance supervisory officials in achieving insurance regulatory objectives, including the maintenance and improvement of state regulation. From time to time various regulatory and legislative changes have been proposed in the insurance industry, some of which could have an effect on reinsurers. The NAIC has instituted its Financial Regulatory Accreditation Standards Program (FRASP) in response to federal initiatives to regulate the business of insurance. FRASP provides a set of standards designed to establish effective state regulation of the financial condition of insurance companies. Under FRASP, a state must adopt certain laws and regulations, institute required regulatory practices and procedures, and have adequate personnel to enforce such items in order to become an "accredited" state. If a state is not accredited, accredited states are not able to accept certain financial examination reports of insurers prepared solely by the regulatory agency in such unaccredited state. The States of Connecticut and Delaware are accredited under FRASP.

RISK-BASED CAPITAL REQUIREMENTS

     In order to enhance the regulation of insurer solvency, the NAIC has adopted a formula and model law to implement risk-based capital requirements for property and casualty insurance companies. Connecticut and Delaware have adopted risk-based capital legislation for property and casualty insurance and reinsurance companies which is similar to the NAIC risk-based capital requirement. These risk-based capital requirements are designed to assess capital adequacy and to raise the level of protection that statutory surplus provides for policyholder obligations. The risk-based capital model for property and casualty insurance companies measures three major areas of risk facing property and casualty insurers: (1) underwriting, which encompasses the risk of adverse loss development and inadequate pricing; (2) declines in asset values arising from credit risk; and (3) declines in asset values arising from investment risks. Insurers having less statutory surplus than required by the risk-based capital calculation will be subject to varying degrees of company or regulatory action, depending on the level of capital inadequacy. The surplus levels (as calculated for statutory annual statement purposes) of our operating insurance companies are above the risk-based capital thresholds that would require either company or regulatory action.

CODIFICATION OF STATUTORY ACCOUNTING PRINCIPLES

     In March 1998, the NAIC adopted the Codification of Statutory Accounting Principles (Codification). The Codification is intended to standardize regulatory accounting and reporting for the insurance industry. The Codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in some areas. However, statutory accounting principles will continue to be established by individual state laws and permitted practices. Effective January 1, 2001, the states of Connecticut and Delaware have adopted the Codification.

LEGISLATIVE AND REGULATORY PROPOSALS

     From time to time various regulatory and legislative changes have been proposed in the insurance and reinsurance industry, some of which could have an effect on reinsurers. Among the proposals that have in the past been or are at present being considered are the possible introduction of federal regulation in addition to, or in lieu of, the current system of state regulation of insurers. In addition, there are a variety of proposals being considered by various state legislatures (some of which proposals have been enacted). We are unable to predict whether any of these laws and regulations will be adopted, the form in which any such laws and regulations would be adopted, or the effect, if any, these developments would have on our operations and financial conditions.

                                   MANAGEMENT

DIRECTOR AND EXECUTIVE OFFICERS

     Our directors and executive officers as of the date of this prospectus are as follows:

NAME                                        AGE    POSITIONS
----                                        ---    ---------
V. Prem Watsa.............................  50     Chairman of our Board of Directors
James F. Dowd.............................  59     Vice Chairman of our Board of Directors
Andrew A. Barnard.........................  45     President, Chief Executive Officer and Director
Michael G. Wacek..........................  45     Executive Vice President
Roland W. Jackson.........................  54     Executive Vice President and Chief Financial
                                                   Officer
Anthony J. Narciso, Jr....................  54     Senior Vice President and Controller
Donald L. Smith...........................  54     Senior Vice President, General Counsel and
                                                   Corporate Secretary
Winslow W. Bennett(1).....................  75     Director
Anthony F. Griffiths(1)...................  70     Director
Robbert Hartog(1).........................  82     Director
Paul B. Ingrey(1).........................  61     Director
Courtney Smith............................  53     Director

---------------
(1) Audit and Compensation Committee members.

     Each of our directors and officers described below has served with us since our incorporation in March 2001.

     V. PREM WATSA is the Chairman of our board of directors. Mr. Watsa has served as Chairman and Chief Executive Officer of Fairfax since 1985 and as Vice President of Hamblin Watsa Investment Counsel Ltd. since 1985. He formerly served as Vice President of GW Asset Management from 1983 to 1984 and Vice President of Confederation Life Investment Counsel from 1974 to 1983. Mr. Watsa is a resident of Toronto, Ontario, Canada.

     JAMES F. DOWD is Vice Chairman of our board of directors. Mr. Dowd has served as President and Chief Executive Officer of Fairfax Inc., and Chairman of Odyssey Re Group Ltd., both holding company subsidiaries of Fairfax since January 1998. Mr. Dowd served as President, Chairman of the Board and Chief Executive Officer of ORC from August 1995 to September 1996, Chairman of the Board and Chief Executive Officer of Willis Faber North America, Inc. from February 1993 to May 1995 and served in various executive positions including Chairman of the Board, President and Chief Executive Officer of Skandia America Corporation from November 1977 to October 1992. He is a member of the board of directors of Odyssey America, ORC and Hudson. Mr. Dowd has 29 years of experience in the insurance business. Mr. Dowd is a resident of New Canaan, Connecticut.

     ANDREW A. BARNARD is our President and Chief Executive Officer and also one of our directors. Mr. Barnard has served as President, Chief Executive Officer and director of Odyssey Re Group Ltd., since January, 1998, President and Chief Executive Officer of ORC from January 1998 to April 1999 and President and Chief Operating Officer of ORC from July 1996 to December 1997. He has served as a director of Odyssey America since April 1999 and of ORC and Hudson since July 1996. Mr. Barnard has 23 years of experience in the reinsurance business. Before joining us, Mr. Barnard served as Executive Vice President, Chief Underwriting Officer and a director of Transatlantic Holdings from 1989 to 1996, Vice President of Reliance Reinsurance from 1985 to 1989, and Assistant Vice President of Skandia Group from 1977 to 1985. Mr. Barnard is a resident of Ardsley, New York.

     MICHAEL G. WACEK is our Executive Vice President. Mr. Wacek has served as President and Chief Executive Officer of Odyssey America since February 1998 and President and Chief Executive Officer of ORC since April 1999. He has served as a director of Odyssey America since February 1998, and of ORC since April 1999. Mr. Wacek has 22 years of experience in the reinsurance business. Before joining us,

Mr. Wacek was employed by St. Paul Reinsurance Company Ltd., most recently as the Managing Director, from 1989 to 1998, prior to that by E.W. Blanch Company from 1984 to 1988, most recently as Senior Vice President, and at St. Paul Fire & Marine Insurance from 1978 to 1984, most recently as Assistant Actuary. Mr. Wacek is a resident of Greenwich, Connecticut.

     ROLAND W. JACKSON is our Executive Vice President and Chief Financial Officer. Mr. Jackson is also currently the President of CTR. Mr. Jackson has served as Executive Vice President and Chief Operating Officer of Odyssey America since June 1998. Mr. Jackson has 30 years of experience in the reinsurance and insurance business. Before joining us, Mr. Jackson served as Senior Vice President and Comptroller of F&G Re, Inc., a reinsurance company which is now wholly owned by the St. Paul Companies, Inc., from its formation in 1984 to 1998, and Vice President Finance, Planning & Control of Continental Corp. from 1977 to 1984. Mr. Jackson is a resident of Stamford, Connecticut.

     ANTHONY J. NARCISO, JR. is our Senior Vice President and Controller. Mr. Narciso has served as Senior Vice President and Chief Financial Officer of Odyssey America since April 1999, Senior Vice President and Chief Financial Officer of ORC since April 1999, and Senior Vice President and Controller of ORC from May 1993 to April 1999. Mr. Narciso has 30 years of experience in the insurance business. Before joining us, Mr. Narciso served as Assistant Vice President and Assistant Comptroller of The Continental Corporation from 1981 to 1982, Controller of Continental Reinsurance Corp. from 1977 to 1981, Secretary of Interemco Inc. from 1975 to 1977, and Chief Corporate Accountant of Midland Insurance Company from 1971 to 1975. Mr. Narciso is a resident of Kings Park, New York.

     DONALD L. SMITH is our Senior Vice President, General Counsel and Corporate Secretary. Mr. Smith has served as Senior Vice President, General Counsel and Corporate Secretary of Odyssey America and ORC since September 1999, Vice President, General Counsel and Corporate Secretary of ORC from April 1997 to September 1999, and Vice President and Assistant General Counsel of ORC from 1995 to April 1997. He has served as a director of Odyssey America since September 1999 and a director of ORC from April 1997. He has served as Vice President, General Counsel and Corporate Secretary of Hudson since April 1997. Before joining us, Mr. Smith was an attorney at Reid & Priest from 1984 to 1995. A graduate of The University of Chicago Law School, Mr. Smith is a member of the New York State Bar Association. Mr. Smith is a resident of New Canaan, Connecticut.

     WINSLOW W. BENNETT is a member of our board of directors. Mr. Bennett has been President of Winwood Holdings Ltd., a private investment company, for the past five years. He is a director of Fairfax and various of its operating subsidiaries. Mr. Bennett is a resident of Vancouver, British Columbia, Canada.

     ANTHONY F. GRIFFITHS is a member of our board of directors. Mr. Griffiths is currently an independent business consultant and corporate director. Mr. Griffiths became the Chairman of Mitel Corporation, a telecommunications company, in 1987 and also assumed the positions of President and Chief Executive Officer in addition to that of Chairman from 1991 to 1993. He is currently a director of various operating subsidiaries of Fairfax and of Alliance Atlantis Communications Inc., Leitch Technology Corporation, QLT Inc. and Russel Metals Inc. Mr. Griffiths is a resident of Toronto, Ontario, Canada.

     ROBBERT HARTOG is a member of our board of directors. Mr. Hartog has been President of Robhar Investments Ltd., a private investment company, for the past five years. He is a director of Fairfax and various of its operating subsidiaries and Russel Metals Inc. Mr. Hartog is a resident of Perkinsfield, Ontario, Canada.

     PAUL B. INGREY is a member of our board of directors and a director of Fairfax. Mr. Ingrey retired in January 1997 from F&G Re, a reinsurance company which is now wholly owned by the St. Paul Companies, Inc., which he helped found in 1983 and where he served as Chairman and Chief Executive Officer from January 1996 until his retirement. Prior to 1996, Mr. Ingrey served as President of F&G Re. Since his retirement he has acted as a corporate director. He is currently a director of E.W. Blanch Holdings, Inc. Mr. Ingrey is a resident of Palm Coast, Florida.

     COURTNEY SMITH is a member of our board of directors. Mr. Smith is currently President and Chief Executive Officer of TIG Insurance Company, has served as President and Chief Executive Officer of Coregis

Insurance Group from January 1993 to March 1999, and President, Property and Casualty Division of Industrial Indemnity from March 1979 to December 1992. He has 22 years of experience in the insurance business. Mr. Smith is a resident of Southlake, Texas.

AUDIT COMMITTEE

     Our board of directors has established an audit committee comprised of directors who are independent of our management and are free of any relationship that, in the opinion of the board of directors, would interfere with their exercise of independent judgment as committee members. The audit committee's primary responsibilities include: engaging independent accountants; appointing the chief internal auditor; approving independent audit fees; reviewing quarterly and annual financial statements, audit results and reports, including management comments and recommendations thereto; reviewing our system of controls and policies, including those covering conflicts of interest and business ethics; evaluating reports of actual or threatened litigation; considering significant changes in accounting practices; and examining improprieties or suspected improprieties, with the authority to retain outside counsel or experts. Our audit committee is composed of Messrs. Bennett, Griffiths, Hartog and Ingrey.

COMPENSATION COMMITTEE

     Our board of directors has established a compensation committee comprised of directors who are independent of our management and are free of any relationship that, in the opinion of the board of directors, would interfere with their exercise of independent judgment as committee members. The compensation committee's primary responsibilities include reviewing and making recommendations to our board of directors regarding our restricted share plan, stock option plan and long-term incentive plan and compensation to our officers. The compensation committee also establishes and reviews general policies relating to compensation and benefits of our employees. Our compensation committee is composed of Messrs. Bennett, Griffiths, Hartog and Ingrey.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     V. Prem Watsa, Chairman of our board of directors, is also the Chairman and Chief Executive Officer of Fairfax.

     Donald L. Smith, our Senior Vice President, General Counsel and Corporate Secretary, is a director of ORH Holdings, of which Andrew A. Barnard is President. Mr. Barnard is our President, Chief Executive Officer and a director. Mr. Smith is also a director of Odyssey America, ORC and Hudson, each of which Andrew A. Barnard is Chairman of the Board.

     Michael C. Wacek, one of our Executive Vice Presidents, is a director of Odyssey America, ORC and Hudson. Andrew A. Barnard is Chairman of the Board of each of these companies.

     Roland W. Jackson, our Executive Vice President and Chief Financial Officer, is a director of Odyssey America, ORC and Hudson. Andrew A. Barnard is Chairman of the Board of each of these companies.

     James F. Dowd, Vice Chairman of our board of directors, is a director of Odyssey America, ORC and Hudson, each of which Andrew A. Barnard is Chairman of the Board. Mr. Dowd is also a director of Odyssey Re Group Limited, of which Andrew A. Barnard is President and Chief Executive Officer.

COMPENSATION OF DIRECTORS

     Our four independent directors, Messrs. Bennett, Griffiths, Hartog and Ingrey, are compensated annually in the amount of $6,000, plus $500 per board meeting attended and their reasonable expenses of each attendance. In addition, Messrs. Bennett, Griffiths, Hartog and Ingrey serve on our audit and compensation committees and receive $500 per committee meeting attended if held separately from the board meeting.

EXECUTIVE COMPENSATION

     The following table sets forth compensation information for our Chief Executive Officer and the four other most highly compensated executive officers, referred to as our named executive officers, during the year ended December 31, 2000:

                           SUMMARY COMPENSATION TABLE

                                                                                LONG TERM
                                                 ANNUAL COMPENSATION           COMPENSATION
                                          ----------------------------------   ------------
                                                                OTHER ANNUAL    RESTRICTED     ALL OTHER
                                           SALARY     BONUS     COMPENSATION   STOCK AWARDS   COMPENSATION
NAME AND PRINCIPAL POSITION        YEAR     ($)        ($)         ($)(1)         ($)(2)         ($)(3)
---------------------------        ----   --------   --------   ------------   ------------   ------------
Andrew A. Barnard................  2000   $700,000   $500,000     $52,726(4)      --            $33,760(5)
  President and Chief Executive
    Officer
Michael G. Wacek.................  2000    441,346    300,000      --             --             35,128(6)
  Executive Vice President
Roland W. Jackson................  2000    318,750    137,500      --             --             31,647(7)
  Executive Vice President and
    Chief Financial Officer
Anthony J. Narciso, Jr...........  2000    205,000     75,000      --             --             16,866(8)
  Senior Vice President and
    Controller
Donald L. Smith..................  2000    179,961     35,000      30,000(9)      --              8,970(10)
  Senior Vice President, General
    Counsel and Corporate
    Secretary

---------------

(1) As required by regulation, perquisites and other personal benefits, securities or property are only included in the "Other Annual Compensation" column where items exceed the lesser of $50,000 or 10% of an executive officer's salary and bonus.
(2) Mr. Barnard holds 13,000 shares of restricted stock granted under the Fairfax Restricted Share Plan with a value of $1,977,759 as of the end of the 2000 fiscal year, of which 4,000 shares will become vested on September 1, 2001, 2,500 will become vested on June 22, 2003, 4,000 will become vested on September 1, 2006, and 2,500 will become vested on June 22, 2008. Mr. Wacek holds 6,750 shares of restricted Fairfax stock with a value of $1,026,913 as of the end of the 2000 fiscal year, of which 3,375 shares will become vested on March 26, 2004 and 3,375 will become vested on March 26, 2009. Mr. Jackson holds 1,765 shares of restricted Fairfax stock with a value of $268,518 as of the end of the 2000 fiscal year, of which 882.5 shares will become vested on April 1, 2004 and 882.5 will become vested on April 1, 2009. Mr. Narciso holds 589 shares of restricted Fairfax stock with a value of $89,608 as of the end of the 2000 fiscal year, of which 294.5 shares will become vested on October 1, 2004 and 294.5 will become vested on October 1, 2009. Mr. Smith holds 442 shares of restricted Fairfax stock with a value of $67,243 as of the end of the 2000 fiscal year, of which 221 will become vested on October 1, 2004 and 221 will become vested on October 1, 2009.
(3) Certain amounts presented in this column represent matching contributions under the Odyssey America Restated Profit Sharing Plan and the Odyssey America 401(k) Excess Plan. The following contributions were made during the 2000 fiscal year under the Profit Sharing Plan: Mr. Barnard received $5,667, Mr. Wacek received $5,995, Mr. Jackson received $6,042, Mr. Narciso received $5,667 and Mr. Smith received $6,800. In addition, the following amounts were received during the 2000 fiscal year under the Excess Plan: Mr. Barnard received $22,333, Mr. Wacek received $12,005, Mr. Jackson received $6,958 and Mr. Narciso received $2,533.
(4) Includes automobile lease in the amount of $32,796, parking and fuel allowance in the amount of $5,836, club membership in the amount of $13,440, and premiums with respect to an umbrella policy in the amount of $654.
(5) Includes premiums in the amount of $5,760 paid during the 2000 fiscal year with respect to term life insurance for the benefit of Mr. Barnard.
(6) Includes premiums in the amount of $3,888 paid during the 2000 fiscal year with respect to term life insurance for the benefit of Mr. Wacek, and a stock match made during the 2000 fiscal year under the Fairfax Employee Share Ownership Plan in the amount of $13,240.
(7) Includes premiums in the amount of $3,240 paid during the 2000 fiscal year with respect to term life insurance for the benefit of Mr. Jackson, and a stock match made during the 2000 fiscal year under the Fairfax Employee Share Ownership Plan in the amount of $15,407.
(8) Includes premiums in the amount of $2,516 paid during the 2000 fiscal year with respect to term life insurance and personal injury protection for the benefit of Mr. Narciso, and a stock match made during the 2000 fiscal year under the Fairfax Employee Share Ownership Plan in the amount of $6,150.
(9) Retention payment paid by Odyssey America.
(10) Includes premiums in the amount of $1,632 paid during the 2000 fiscal year with respect to term life insurance for the benefit of Mr. Smith, and a stock match made during the 2000 fiscal year under the Fairfax Employee Share Ownership Plan in the amount of $538.

EMPLOYMENT AGREEMENTS

     We have entered into an amended and restated employment agreement with Mr. Barnard, updating an employment agreement dated July 19, 1996 between Mr. Barnard and Fairfax. The agreement provides that Mr. Barnard will serve as our President and Chief Executive Officer until August 31, 2006. We have agreed that we or our operating subsidiaries will compensate Mr. Barnard with an annual base salary of $1 million; participation in the bonus pool, consisting of a designated portion of the underwriting profit in each underwriting year assuming certain pre-established performance criteria are satisfied; and if he remains an employee on August 31, 2006, ten years from his date of hire with Fairfax, a cash bonus of $6 million. Mr. Barnard may voluntarily terminate his employment by giving two years' notice. We may terminate the employment of Mr. Barnard for cause at any time by written notice, subject to a cure period. In the event Mr. Barnard is terminated without cause or he resigns following a constructive termination (including, without limitation, a change in control), he will be entitled to receive a lump sum payment in an amount equal to his base salary for the month in which his termination of employment occurs and an amount equal to $43,750 multiplied by the number of months otherwise remaining in the employment term. Mr. Barnard will also be entitled to receive any amounts he has accrued in the bonus pool, a pro-rated portion of the cash bonus from the bonus pool, and a pro-rated portion of the $6 million cash bonus. Additionally, Mr. Barnard is subject to a confidentiality covenant of unlimited duration.

     We have also entered into employment agreements with Messrs. Wacek and Jackson. The employment agreements with Messrs. Wacek and Jackson provide that those individuals will serve as our Executive Vice President, and Executive Vice President and Chief Financial Officer, respectively. The agreements have a two-year term and will automatically renew for additional twelve-month periods unless terminated by either party upon 60 days prior notice. We have agreed that we or our operating subsidiaries will compensate those individuals with an annual base salary of $450,000 and $375,000, respectively, and with a bonus from a bonus plan that will be established by us for our senior executives under which they will each be eligible to receive a target cash bonus of 100% of base salary, in the event certain pre-established performance criteria are satisfied. In the event either Messr. Wacek or Jackson is terminated without cause (including, without limitation, if we do not renew the employment agreement), or if either Messr. Wacek or Jackson resigns following a constructive termination, such executive will be entitled to receive his annual base salary, at the rate in effect on the date of such termination, for the greater of twelve months following his termination of employment or the remainder of the employment term, at such intervals as the same would have been paid had he remained employed. Messrs. Wacek and Jackson will also be entitled to receive any bonus that they are entitled to receive when the same would ordinarily be paid, which includes all amounts accrued under the bonus plan, and a pro-rated bonus for the year in which termination of employment occurred.

     In the event either Messr. Wacek or Jackson is terminated without cause (excluding, without limitation, if we do not renew the employment agreement), or if either resigns following a constructive termination and such executive has not attained five years of service with us, as determined in accordance with the terms and conditions of the Retirement Plan, he will be entitled to receive within thirty days of such termination a single sum cash payment of $253,188 and $371,934, respectively. In the event either Messr. Wacek or Jackson is terminated without cause (excluding, without limitation, if we do not renew the employment agreement), or if either resigns following a constructive termination and such executive has attained five years of service with us, as determined in accordance with the terms and conditions of the Retirement Plan, he will be entitled to receive a single sum cash payment that represents the pro-rated amount equal to the present value of the accrued benefit that he would have been entitled to receive under the Retirement Plan had he remained employed by us for the full fiscal year in which his termination of employment occurred and a tax gross-up for any income and employment taxes that would be due on such amounts. Additionally, Messrs. Wacek and Jackson are subject to confidentiality covenants of unlimited duration.

EQUITY-BASED AND OTHER COMPENSATION PLANS

RESTRICTED SHARE PLAN

     Our restricted share plan permits the compensation committee of our board of directors to grant restricted shares of our common stock to our employees and directors and to the employees and directors of our subsidiaries. The purpose of the plan is to promote our success, to enhance our value and to focus on creating stockholder value by linking the personal interests of employees to those of our stockholders.

     The number of shares of our common stock which may be granted under the plan is subject to the discretion of our board of directors, but shall, together with common stock underlying options awarded under our stock option plan, not exceed 10% of our issued and outstanding common stock as of the last business day of each calendar year, subject to adjustment based on the occurrence of specified events. Our compensation committee has the authority to determine the persons to whom restricted shares are granted, the times when such shares will be granted, the number of shares to be granted and the terms and conditions of each award, including, without limitation, those related to vesting and forfeiture, and the effect of a participant's termination of employment. Such restricted share awards will generally vest in two equal installments beginning on the fifth anniversary of the date of grant and on the tenth anniversary of the date of grant. Vesting, however, is contingent upon continuous employment. Unless otherwise determined by our compensation committee, upon a participant's termination of employment prior to reaching retirement age, otherwise than by reason of the participant's death or disability, all of the participant's restricted shares will be forfeited. The compensation committee has the discretion to accelerate the vesting of, or eliminate the restrictions and conditions applicable to, or determine the effect of a participant's termination of employment on, any outstanding restricted share.

     Our board of directors and our compensation committee have the right to amend, suspend or terminate this plan at any time, subject to stockholder approval, if required, but no amendment, suspension or termination may alter the rights of a participant under any awards previously granted without his or her consent.

NEW PLAN BENEFITS -- RESTRICTED SHARE PLAN. Our compensation committee has approved the initial grants of restricted shares under our restricted share plan (and, with respect to certain non-executive officer employees, of options under our stock option plan described below). We intend to issue these shares of restricted stock following the completion of the offering. The following table sets forth the dollar value and corresponding number of shares of our common stock underlying these grants to (i) each of our named executive officers, (ii) our executive officers as a group and (iii) all of our employees as a group other than our executive officers.

                             RESTRICTED SHARE PLAN

NAME AND POSITION                                      DOLLAR VALUE ($)   NUMBER OF SHARES(1)
-----------------                                      ----------------   -------------------
Andrew A. Barnard....................................     $1,000,000             55,556
  President and Chief Executive Officer
Michael G. Wacek.....................................        400,000             22,222
  Executive Vice President
Roland W. Jackson....................................        400,000             22,222
  Executive Vice President and Chief Financial
     Officer
Anthony J. Narciso, Jr...............................        200,000             11,111
  Senior Vice President and Controller
Donald L. Smith......................................        150,000              8,333
                                                          ----------            -------
  Senior Vice President, General Counsel and
     Corporate Secretary
     EXECUTIVE GROUP SUBTOTAL........................      2,150,000            119,444
Non-Executive Officer Employee Group.................      1,850,000(2)         102,778(2)
                                                          ----------            -------
     TOTAL...........................................     $4,000,000            222,222
                                                          ==========            =======

---------------
(1) Number of shares based on a price of $18.00 per share of our common stock.

(2) Includes grants of options to purchase shares of our common stock for our employees and directors, and the employees and directors of our subsidiaries, who are subject to the tax laws of a jurisdiction outside of the United States which would render participation in our restricted share plan disadvantageous for the participant or us.

     After the completion of this offering, we intend to permit our officers and employees to convert all or a portion of their restricted shares granted under the Fairfax Restricted Share Plan into restricted shares granted under our restricted share plan, using already outstanding shares of our stock to be purchased by us for such conversion.

U.S. FEDERAL INCOME TAX EFFECTS. The federal income tax consequences of awards of restricted shares are generally governed by Section 83 of the Code. Generally, a participant will not be taxed on an award of restricted shares until the award vests, unless the participant makes an election under Section 83(b) of the Code to be subject to taxation upon grant, rather than upon vesting. A Section 83(b) election must be made no later than 30 days following the date of grant. If the election is made, the participant will be subject to taxation on the fair market value of the shares on the date of grant.

     If a participant does not make a Section 83(b) election, the participant will be subject to taxation based on the full fair market value of the shares included in the award (including any additional shares purchased through dividend investment), plus any cash distributed in lieu of fractional shares, at the time of vesting. The amount recognized as income by a participant, whether in connection with a Section 83(b) election or at the time of vesting, will be subject to ordinary income tax at the rates in effect at that time and will also be subject to all applicable employment tax withholdings.

     A participant will have a tax basis in shares equal to the fair market value of the shares on the date first taxed (the date of grant, if a Section 83(b) election was made; otherwise, the date of vesting). Any gain or loss recognized by a participant will be either long term or short term, depending on the participant's holding period for the shares at the time of disposition.

STOCK OPTION PLAN

     Our stock option plan permits the compensation committee to grant incentive stock options and nonqualified stock options to purchase our common stock to our employees and directors, and the employees and directors of our subsidiaries, who are subject to the tax laws of a jurisdiction outside of the United States which would render participation in our restricted share plan disadvantageous for the participant or us. The number of shares of our common stock on which options may be granted under the plan is subject to the discretion of our board of directors, but shall, together with restricted shares awarded under our restricted share plan, not exceed 10% of our issued and outstanding common stock as of the last business day of each calendar year, subject to adjustment based on the occurrence of specified events. Our compensation committee has the authority to determine the persons to whom options will be granted, the times when such options will be granted, the number of options to be granted and the terms and conditions of each award, including, without limitation, those related to vesting, forfeiture and exercisability, and the effect of a participant's termination of employment. Such options will generally vest and become exercisable in two equal installments beginning on the fifth anniversary of the date of grant and on the tenth anniversary of the date of grant. Vesting, however, is contingent upon continuous employment. Unless otherwise determined by our compensation committee, upon a participant's termination of employment prior to reaching retirement age, otherwise than by reason of the participant's death or disability, all of the participant's vested and unvested stock options will be forfeited. The compensation committee will have the discretion to accelerate the vesting or exercisability of any outstanding option.

     Our board of directors and our compensation committee have the right to amend, suspend or terminate this plan at any time, subject to stockholder approval, if required, but no amendment, suspension or termination may alter the rights of a participant under any awards previously granted without his or her consent.

U.S. FEDERAL INCOME TAX EFFECTS. Certain of the federal income tax consequences to optionees and us concerning options granted under our stock option plan are generally set forth in the following summary. An optionee holding a nonqualified stock option will not recognize income at the time of grant of such option. When the optionee exercises the nonqualified stock option, the optionee will recognize ordinary compensation income equal to the difference, if any, between the option price paid and the fair market value, as of the date of option exercise, of the shares the optionee receives. The tax basis of such shares to the optionee will be equal to the option price paid plus the amount includible in the optionee's gross income, and the optionee's holding period for such shares will commence on the date on which the optionee recognized taxable income in respect of such shares. We will generally be entitled to a federal income tax deduction in respect of a nonqualified stock option in an amount equal to the ordinary compensation income recognized by the optionee.

     An optionee holding an incentive stock option which qualifies under Section 422 of the Code will not recognize income at the time of grant or exercise of the option. No federal income tax deduction will be allowable to us upon the grant or exercise of the incentive stock option. However, upon the exercise of an incentive stock option, any excess of the fair market price of the common stock over the option price constitutes a tax preference item which may have alternative minimum tax consequences for the optionee. If the optionee sells such shares more than one year after the date of transfer of such shares and more than two years after the date of grant of the incentive stock option, the optionee will normally recognize a long-term capital gain or loss equal to the difference, if any, between the sale prices of such shares and the option price. If the optionee does not hold such shares for the required period, when the optionee sells such shares, the optionee will recognize ordinary compensation income and possibly capital gain or loss and we will generally be entitled to a federal income tax deduction in the amount of such ordinary compensation income.

NEW PLAN BENEFITS UNDER THE STOCK OPTION PLAN. There have been no grants of options to our executive officers approved under our stock option plan. Grants to the non-executive officer employee group are included in the preceding Restricted Share Plan table.

LONG TERM INCENTIVE PLAN

     Our long term incentive plan permits the compensation committee to provide annual cash awards to certain employees upon the attainment of performance goals established by our compensation committee. Generally, employees at the assistant vice president level and above are eligible to participate in the plan. Performance goals may include, without limitation, any combination of financial, non-financial and individual performance goals. Prior to the beginning of each plan year, or within ninety days from the beginning of such plan year, our compensation committee will approve the performance goals for the plan year. We intend to utilize a combined ratio, which is a combination of an underwriting expense ratio and a claims/claims adjustment expense ratio as a financial performance measure under our long term incentive plan to determine the applicable performance goals. Vesting and payment of cash bonuses under this plan will be within three months from the end of the prior calendar year, except that vesting and payment of the incremental difference arising from outperforming the combined ratio target or similar target incentive award for such plan year will be deferred two years, and then paid as a lump sum. Upon a participant's termination of employment due to reaching retirement age, death or disability, such participant (or estate, if applicable) will be entitled to receive a pro-rated award under the plan based on the bonuses they would have been entitled to receive under the plan had they remained employed for the full year. Unless otherwise determined by our compensation committee, upon a participant's termination of employment prior to reaching retirement age, other than circumstances listed above, a participant's award will be forfeited.

     Our board of directors or the compensation committee has the right to amend, suspend or terminate this plan at any time, in such respects as our board of directors or the compensation committee may deem to be in our best interests, provided, however that such change does not reduce the right of a participant to a payment or distribution which the participant has already earned or is otherwise entitled.

EMPLOYEE SHARE PURCHASE PLAN

     Our employee share purchase plan provides all employees with 12 months of employment with an opportunity to purchase shares of our common stock through payroll deductions not exceeding 10% of the employee's base salary. We will make a contribution to the plan in respect of each participant in an amount equal to 30% of the participant's contribution and, if we achieve a return on average equity in any year of at least 15%, in an additional amount equal to 20% of the participant's contributions for that year. All shares purchased under this plan will be already outstanding shares of our stock.

     We do not intend this plan to qualify as an "employee stock purchase plan" under Section 423 of the Code.

     Our board of directors has the right to amend, modify, suspend or terminate this plan at any time, subject to stockholder approval, if required, but no amendment, suspension or termination may alter the rights of a participant with respect to any purchased shares without his or her consent.

U.S. FEDERAL INCOME TAX EFFECTS. Generally, a participant will be taxed on the date that the shares are allocated to his or her account. The participant will be subject to taxation based on the full fair market value of the shares (including any additional shares because of dividends) on the date the shares are allocated. The amount recognized as income by a participant will be subject to ordinary income tax at the rates in effect at that time and will also be subject to all applicable employment tax withholdings. A participant will have a tax basis in shares equal to the fair market value of the shares on the date first taxed. Any gain or loss recognized by a participant will be either long term or short term, depending on the participant's holding period for the shares at the time of disposition.

ONE MILLION DOLLAR COMPENSATION LIMIT

     The Revenue Reconciliation Act of 1993 limits the annual deduction a publicly held company may take for compensation paid to its chief executive officer or any of its four other highest compensated officers in excess of $1 million per year, excluding for this purpose compensation that is "performance-based" within the meaning of Section 162(m) of the Code. We intend that compensation realized upon the exercise of an option or payment of an award granted under our long term incentive plan, restricted share plan and stock option plan or upon the purchase of our shares under our employee share purchase plan be regarded as "performance-based" under Section 162(m) and that such compensation be deductible without regard to the limits imposed by Section 162(m) on compensation that is not "performance-based."

     Compensation realized upon the exercise of an option or payment of an award granted under our long term incentive plan, restricted share plan and stock option plan or upon the purchase of our shares under our employee share purchase plan will not qualify as performance-based except to the extent paid pursuant to grants made under the plan following the approval of the plan by our stockholders in accordance with Section 162(m)(4)(C) of the Code and the related Treasury Regulations, and except to the extent that other requirements are satisfied.

BENEFIT PLANS

     Our employees and the employees of Odyssey America, including executive officers, currently participate, and will continue to participate after the completion of this offering, in the Odyssey America benefit plans described below.

     The table below illustrates the approximate annual retirement benefits which would be payable at age 65 as a single life annuity with 10 years certain, based on the Average Final Compensation and years of credited service indicated, under the Odyssey America retirement plan and supplemental retirement plan to participants whose benefits are determined by the retirement plan formula and to participants in the supplemental retirement plan whose benefits are determined by reference to the predecessor plan formula, before any reduction for Social Security benefits.

     Participants who are eligible for retirement benefits under the predecessor plan will receive the higher benefit generated from the predecessor plan or the current pension plan. Additionally, as noted below, no additional benefits are accrued with respect to the years of service in excess of 30.

                      ESTIMATED ANNUAL RETIREMENT BENEFITS

                                                                                    PARTICIPANTS WHOSE
                              PARTICIPANTS WHOSE BENEFITS ARE DETERMINED BY     BENEFITS ARE DETERMINED BY
                                         RETIREMENT PLAN FORMULA                 PREDECESSOR PLAN FORMULA
                                       (YEARS OF CREDITED SERVICE)              (YEARS OF CREDITED SERVICE)
                             ------------------------------------------------   ---------------------------
FINAL AVERAGE COMPENSATION      15            20           25           30              15 OR MORE
--------------------------   ---------     --------     --------     --------   ---------------------------
$50,000....................  $ 14,250      $19,000      $23,750      $28,500             $ 30,000
100,000....................    28,500       38,000       47,500       57,000               60,000
150,000....................    42,750       57,000       71,250       85,500               90,000
200,000....................    57,000       76,000       95,000      114,000              120,000
250,000....................    71,250       95,000      118,750      142,500              150,000
300,000....................    85,500      114,000      142,500      171,000              180,000
350,000....................    99,750      133,000      166,250      199,500              210,000
400,000....................   114,000      152,000      190,000      228,000              240,000
450,000....................   128,250      171,000      213,750      256,500              270,000
500,000....................   142,500      190,000      237,500      285,000              300,000
550,000....................   156,750      209,000      261,250      313,500              330,000
600,000....................   171,000      228,000      285,000      342,000              360,000
650,000....................   185,250      247,000      308,750      370,500              390,000
700,000....................   199,500      266,000      332,500      399,000              420,000
750,000....................   213,750      285,000      356,250      427,500              450,000
800,000....................   228,000      304,000      380,000      456,000              480,000

RETIREMENT PLAN

     Odyssey America maintains a restated employees retirement plan, which is a defined benefit pension plan intended to qualify under Section 401(a) and
Section 501(a) of the Code. Our benefits are funded through employer contributions. Employees of Odyssey America are eligible to participate in the Retirement Plan when they have completed one year of service and attain age 21, and become 100% vested in their benefits under the Retirement Plan when they complete five years of service. The Retirement Plan provides a benefit upon retirement at the normal retirement age of 65 which, when expressed as a single life annuity with ten years certain, equals 1.9% of Average Final Compensation multiplied by the number of the participant's years of service up to a maximum of 30. Average Final Compensation is the participant's average monthly compensation (excluding overtime pay, commissions, bonuses or special pay) for the 60 highest consecutive calendar months in the last 120 months of participation in the Retirement Plan. A participant may elect to commence to receive benefits under the Retirement Plan when he attains age 55 and completes ten years of participation in the Retirement Plan. For each year that benefits commence prior to a participant attaining age 65, the age 65 benefit is reduced by 3%. Benefits under the Retirement Plan are normally payable in the form of a single life annuity with a ten year sum certain payment in the case of unmarried participants and in the form of an actuarially equivalent 50% joint and survivor annuity in the case of married participants. After retirement, benefits accrued prior to January 1, 2000 are increased in accordance with increases in the Consumer Price Index, but not by more than 4% in any calendar year. The Retirement Plan has no Social Security offset. Sections 401(a)(17) and 415 of the Code limit both the amount of a participant's compensation which may be taken into account for purposes of calculating Average Final Compensation and the amount of benefits which may be paid from the Retirement Plan. To the extent that a participant's Retirement Plan benefits are affected by such limitations, compensating benefits will be paid under the Supplemental Retirement Plan described below.

     Participants in the Retirement Plan are also eligible to participate in Odyssey America's Restated Supplemental Retirement Plan which generally provides the benefits that would have been payable under the Retirement Plan but for limitations on benefits and includable compensation imposed by Sections 401(a)(17) and 415 of the Code. The Supplemental Retirement Plan also provides employees who had been covered by a predecessor to the Retirement Plan with the benefits they would have accrued under such predecessor plan if such predecessor plan had remained in effect, but only to the extent that such benefits exceed those payable under the Retirement Plan. Such predecessor plan provided a benefit upon retirement at the normal retirement age of 65 which, when expressed as a single life annuity with a ten year sum certain payment ten years certain, is equal to 60% of a participant's Average Final Compensation, as defined above, less 50% of such participant's annual Social Security benefits. Under the predecessor plan, such age 65 benefit was reduced proportionately for less than 15 years of service at termination of employment or, if termination of employment occurred before age 65, in proportion to the participant's expected years of service at age 65 that were not completed. A participant could elect to commence to receive such benefit at the same times and on the same terms and conditions, including the same reduction factor for early commencement, as the benefit under the Retirement Plan. The Supplemental Retirement Plan is not tax qualified under the Code and a nonqualified plan, which is funded by means of a trust, the assets of which would be available to creditors of Odyssey America in the event of its insolvency.

     With respect to each of the individuals named in the Summary Compensation Table, currently the estimated credited full years of service under the Retirement Plan and the Supplemental Retirement Plan are as follows: Mr. Barnard, 4 years; Mr. Wacek, 3 years; Mr. Jackson, 2 years; Mr. Narciso, 18 years; and Mr. Smith, 5 years.

PROFIT SHARING PLANS

     Odyssey America's Restated Profit Sharing Plan is a defined contribution plan that is intended to qualify under Sections 401(a), 401(k) and 501(a) of the Code. Our employees and employees of Odyssey America and certain of its subsidiaries and affiliates are eligible to participate in the Profit Sharing Plan. Under the Profit Sharing Plan, each participant is eligible to enter into a written salary reduction agreement with us whereby the participant's salary will be reduced by a whole percentage from 1% to 10%, as elected by the participant, on a before-tax basis in accordance with the rules governing cash or deferred arrangements under Section 401(k) of the Code. The amount deferred by a participant is contributed to the trust fund for the Profit Sharing Plan and invested in accordance with the election of the participant from among investment funds established under the trust agreement. It is anticipated that after the completion of this offering a common stock fund will be added to the other investment funds available under the trust agreement. We make contributions to the Profit Sharing Plan trust fund equal to 66.67% of the participant's pre-tax contributions. Contributions by a participant in excess of 6% of base salary are not matched. We may, at our discretion, also make a supplemental profit sharing contribution to a participant's account. In addition, a participant may elect to make a contribution to the Profit Sharing Plan trust fund equal to a whole percentage of salary from 1% to 10%, as elected by the participant, on an after-tax basis. All employee contributions, whether on a before-tax or after-tax basis, are 100% vested at all times. Currently, a participant is 100% vested at all times in any supplemental profit sharing contribution by us and in all contributions to the participant's account made by us prior to January 1, 1990. With respect to matching contributions by us, the participant becomes 20% vested after two years of service with us, 40% after three years of service, 70% after four years of service, and 100% after five years of service. At the discretion of the participant, participants' accounts under the Profit Sharing Plan are distributed after termination of employment or remain in the plan segregated from active participant accounts. The Code imposes various limits on the amounts which can be contributed to the Profit Sharing Plan by or for any participant each year. During the year ended December 31, 2000, the following matching contributions were made on behalf of the individuals named in the Summary Compensation table: Mr. Barnard, $5,667; Mr. Wacek, $5,995; Mr. Jackson, $6,042; Mr. Narciso, $5,667; Mr. Smith, $6,800.

     To the extent that a participant's contributions and our matching contributions are affected by such Code limitations, compensating benefits are provided for eligible employees under the Odyssey America 401(k) Excess Plan.

     Participants in the Profit Sharing Plan who have annual compensation at or in excess of the annual compensation limitations imposed by the Code may participate in the Odyssey America Reinsurance Corporation 401(k) Excess Plan which provides benefits that would have been available to eligible employees under the Profit Sharing Plan but for the limitations imposed under the Code. Participant contributions to the

Profit Sharing Plan and the Excess Plan are limited to a combined maximum of 10% of base salary, and matching contribution to a maximum of 4% of base salary. During the year ended December 31, 2000, the following matching contributions were made to the Excess Plan on behalf of the individuals named in the Summary Compensation table: Mr. Barnard, $22,333; Mr. Wacek, $12,005; Mr. Jackson, $6,958; Mr. Narciso, $2,533; Mr. Smith, $0.

     The Excess Plan is not tax qualified under the Code and is funded by means of a trust, the assets of which would be available to creditors of Odyssey America in the event of its insolvency.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Fairfax and some of its affiliates have engaged in certain transactions, and are parties to certain arrangements, with us. Some of these transactions and arrangements are material and are expected to continue after the completion of this offering. All of our shares of common stock are owned by TIG and ORH Holdings, each a wholly owned subsidiary of Fairfax.

RECAPITALIZATION AND CORPORATE STRUCTURE

     In connection with the completion of this offering, we will make a payment to TIG and ORH Holdings consisting of $233.6 million in cash, 48,000,000 shares of our common stock (100% of our outstanding common stock) and $200 million in term notes, in consideration for all of the issued and outstanding common stock of Odyssey America.

     Upon the completion of this offering, public stockholders will own 17,142,857 shares, or 26% of our outstanding common stock (approximately 29% if the underwriters' over-allotment option is exercised in full), and TIG and ORH Holdings will collectively own 48,000,000 shares, or 74% of our outstanding common stock (approximately 71% if the underwriters' over-allotment option is exercised in full).

INVESTMENT AGREEMENTS

     Odyssey America, ORC, Newline Underwriting Management Ltd. (a subsidiary of Newline) and Hudson have entered into investment management agreements with Hamblin Watsa, authorizing Hamblin Watsa to manage an investment account on a continuous basis in accordance with our investment objectives. Under each of the agreements, the annual fee payable to Hamblin Watsa is 0.10% of the total assets managed, calculated at the end of each quarter based upon the average market value of the funds for the three preceding months. In addition, Hamblin Watsa receives an annual incentive fee relating to the management of our equity securities account equal (subject to an annual maximum) to 10% of every percentage point of return in the equities account achieved in the relevant year in excess of the Standard & Poor's 500 Index return plus 200 basis points, if the equities account has achieved such an excess on a cumulative basis from the inception of Hamblin Watsa's management.

     Odyssey America, ORC and Hudson have each entered into an investment administration agreement with Fairfax, pursuant to which Fairfax agrees to provide specified investment administration services in return for an annual fee of 0.10% of the total assets managed under the investment management agreements described above, calculated and payable quarterly.

     These agreements may be terminated by either party on 30 days' notice. For the year ended December 31, 2000, total fees of $5.1 million were paid by us for services under the investment management and investment administration agreements.

INTER-CORPORATE DEBT

     In conjunction with the completion of this offering, we will issue $200 million of three year term notes to subsidiaries of Fairfax. The notes will have a three year term with annual principal payments of $66.7 million due on June 30 of each year beginning June 30, 2002. The notes will pay interest quarterly at a rate of 225 basis points over the three month LIBOR. We will retain the right to repay the notes at any time without bonus or penalty. The term notes will contain certain covenants, which may include, among other things, restrictions on our ability to incur indebtedness and liens and restrictions on our ability to enter into a merger.

MANAGEMENT INDEBTEDNESS

     We intend to provide an interest-free loan of $1 million to our President and Chief Executive Officer, Andrew A. Barnard, payable on August 31, 2006, to purchase shares of our common stock in this offering. The loan will be secured by the shares of common stock Mr. Barnard purchases.

GUARANTEE OF CTR

     Odyssey America has agreed, as of July 14, 2000, to guarantee the performance of all of the insurance and reinsurance contract obligations, whether incurred before or after the agreement, of CTR, in the event CTR becomes insolvent and CTR is not otherwise indemnified under its guarantee agreement with a Fairfax affiliate. Odyssey America may terminate the guarantee on not less than three months notice prior to December 31 in any year, but will remain ultimately liable for contracts entered into by CTR before such termination. Odyssey America intends to terminate the guarantee effective December 31, 2001. This guarantee was entered into as part of the realignment of CTR's business to Odyssey America. Fairfax has agreed to indemnify Odyssey America for all obligations under this guarantee. We anticipate that CTR will meet all of its obligations in the normal course of business and we do not anticipate making any payments under this guarantee that would require us to utilize the indemnification from Fairfax.

FAIRFAX INSURANCE COVERAGE

     Fairfax has purchased an insurance policy from Lloyd's of London and various other insurance companies covering comprehensive crime insurance, insurance companies professional liability insurance, directors' and officers' liability and company reimbursement insurance, employment practices liability insurance and fiduciary liability insurance. Fairfax's coverage under the policy is subject to an overall aggregate limit of 250,000,000 Canadian dollars combined during the policy period which runs from May 31, 2000 to May 31, 2003, subject to various single loss limits, deductibles, retentions, and other exclusions, adjustments and limitations. The comprehensive crime insurance portion of the policy covers specified losses sustained by Fairfax and certain entities, including us, in which more than 50% of the outstanding voting shares are owned directly or indirectly by Fairfax, and other entities in which Fairfax maintains an ownership interest. The professional liability insurance, directors' and officers' liability and company reimbursement insurance, employment practices liability insurance and fiduciary liability insurance portion of the policy cover specified losses sustained by Fairfax and its subsidiaries, including us, and officers and directors of Fairfax and its subsidiaries, including us, in respect of claims first made during the policy period. Coverage includes directors and officers and company liability coverage, employment practices coverage, fiduciary liability coverage, and errors and omissions coverage.

ADMINISTRATIVE SERVICES AGREEMENTS

     Odyssey America has agreed, effective as of July 1, 2000, to provide through its Singapore branch any administrative and support services requested by the Singapore branch of CTR, including accounting, tax and auditing, data processing and technical support, purchasing, billing, personnel and general corporate and administrative support. CTR has agreed to pay Odyssey America the expenses incurred by it in providing the services plus a service fee of 10% of the allocable cost of such services. CTR may terminate the agreement upon 15 days' notice and Odyssey America, after July 1, 2001, may terminate the agreement upon three months' notice.

     CTR, has agreed, effective as of July 1, 2000, to provide any administrative and support services requested by the Paris branch of Odyssey America, including accounting, tax and auditing, data processing and technical support, purchasing, billing, personnel, and general corporate and administrative support. Odyssey America has agreed to pay CTR the expenses incurred by it in providing the services plus a service fee of 10% of the allocable cost of such services. Odyssey America may terminate the agreement upon 15 days' notice and CTR, after July 1, 2001, may terminate the agreement upon three months' notice.

     The impact of these agreements on our results is not material.

REGISTRATION RIGHTS

     Prior to the consummation of this offering, we will enter into a registration rights agreement with TIG and ORH Holdings. The registration rights agreement will include rights to require us to register the offer and sale of shares of our common stock held by TIG and ORH Holdings on up to three different occasions. Each of TIG and ORH Holdings may also require us to file registration statements on Form S-3 once we become eligible to use that form. The registration rights agreement also will include the right to require us to include our common stock held by TIG and ORH Holdings in up to three future registration statements that we file with the Securities and Exchange Commission. The agreement also will provide TIG and ORH Holdings with comparable rights to require us to qualify their shares of common stock for distribution, by prospectus or otherwise, in any province or territory of Canada in which we are a reporting issuer. We will also provide TIG and ORH Holdings with the right to participate in any securities offerings by us in order to maintain their percentage ownership. These rights are subject to various conditions and limitations.

     We will bear all expenses incurred in connection with these registrations, other than any underwriting discounts and commissions. Registration of shares of common stock upon the exercise of these registration rights would result in such shares becoming freely tradable without restriction under the Securities Act or Canadian securities laws.

TAX SHARING ARRANGEMENTS

     Odyssey America and its subsidiaries (Odyssey Group) have been, and until the completion of this offering will be, included in the consolidated federal income tax returns of Fairfax Inc., as well as the consolidated or combined state income or franchise tax returns of Fairfax Inc. Upon the completion of this offering, Odyssey Group will no longer be permitted to be included in Fairfax Inc.'s consolidated federal tax returns. Instead, OdysseyRe will file a federal income tax return on behalf of itself and Odyssey Group and it will pay federal income taxes on behalf of itself and Odyssey Group on a consolidated basis. Odyssey Group will continue to be liable for its share of taxes for periods Odyssey Group was included in the consolidated federal or state tax returns of Fairfax Inc. In addition, Odyssey Group will continue to be severally liable for the consolidated federal income tax liability of the group included in any federal consolidated return filed by Fairfax Inc. as the common parent. Prior to the completion of this offering, OdysseyRe, on behalf of itself and Odyssey Group, will enter into a tax allocation agreement with Fairfax Inc. to provide for the computation and payment of consolidated federal income tax liability and consolidated or combined state income or franchise tax liabilities for taxable periods in which Odyssey Group was included in the consolidated or combined federal or state tax return filed by Fairfax Inc. Under the tax allocation agreement, for periods in which Odyssey Group was included in the consolidated or combined federal or state tax returns filed by Fairfax Inc., Odyssey Group will be allocated its share of the group's tax liability generally determined as if Odyssey America and its subsidiaries each had filed federal and state tax returns on a separate company basis.

TAX SERVICES ARRANGEMENTS

     Each of Odyssey America, ORC, Hudson and us have entered into tax services agreements with Fairfax Inc. Under the agreements, we obtain tax consulting and compliance services from Fairfax. The fees under the agreements are payable quarterly and include a fixed base fee of $25,000 per quarter and a variable fee component that includes third party outside fees incurred on behalf of us. Upon mutual agreement by both parties, the quarterly base fee may be adjusted for changes in services provided or costs incurred. The agreements are automatically renewed beginning January 1, 2002, for successive one year terms unless terminated earlier as provided for under the agreements. The agreements may be terminated without cause by either party giving the other party 90 days' written notice. The fees payable under the agreements are approximately equivalent to Fairfax's cost in providing these services.

STOP LOSS AGREEMENT

     Under an agreement effective December 31, 1995, ORC and Hudson retroceded and ORC Re Limited, a Fairfax subsidiary, agreed to reinsure 100% of ORC's and Hudson's net incurred losses plus cumulative net incurred uncollectible reinsurance recoverables, calculated on a loss incurred basis, for accident years 1995 and prior, in excess of approximately $929 million, subject to a cumulative aggregate limit of $175 million. Fairfax has agreed to indemnify pursuant to an indemnification agreement dated March 22, 2001 ORC and Hudson for any failure by ORC Re Limited to fulfill its obligations under this agreement.

BLANKET ASSUMPTION ENDORSEMENT AGREEMENT

     ORC has agreed to allow Ranger Insurance Company, a subsidiary of Fairfax, to attach an assumption of liability endorsement to its policies where required. The agreement applies to endorsements issued from July 1, 1999 to the termination of the agreement. The agreement will terminate upon Ranger receiving an A.M. Best rating of A- or better, Ranger ceasing to be under the control of Fairfax, or either party giving the other party 30 days notice. Following termination of the agreement, ORC will remain liable for any losses occurring prior to the effective date of the termination, pursuant to the terms of the endorsements. Fairfax has agreed to indemnify ORC for any obligation under this agreement. We anticipate that Ranger will meet all of its obligations in the normal course of business, and we do not anticipate making any payments under this guarantee that would require ORC to utilize the indemnification from Fairfax.

LEASE

     The principal offices of Odyssey America and ORC are located in space leased by Odyssey America in Stamford, Connecticut. The lease covers space totaling approximately 96,500 square feet of office space at 300 First Stamford Place. The term of the lease ends September 30, 2007.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information with respect to the beneficial ownership of our capital stock immediately prior to the completion of this offering and as adjusted to reflect our sale of common stock in this offering by:

     - all those known by us to be beneficial owners of more than five percent of the outstanding shares of common stock;

     -  our named executive officers;

     -  each of our directors; and

     -  all executive officers and directors as a group.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person or group who has or shares voting or investment power with respect to such shares. Unless otherwise indicated, the persons named in this table have sole voting and investment control with respect to all shares beneficially owned.

                                                 SHARES BENEFICIALLY OWNED    SHARES BENEFICIALLY OWNED
                                                     PRIOR TO OFFERING             AFTER OFFERING
                                                 -------------------------    -------------------------
NAME                                                SHARES        PERCENT        SHARES        PERCENT
----                                             ------------    ---------    ------------    ---------
TIG Insurance Company(1).......................   38,400,000         80.0%     38,400,000            58.9%
ORH Holdings Inc.(1)...........................    9,600,000         20.0       9,600,000            14.7
                                                  ----------       -------     ----------       -------
  FAIRFAX SUBSIDIARIES SUBTOTAL................   48,000,000        100.0%     48,000,000            73.6%
Andrew A. Barnard..............................           --         --           111,112(2)(3)         *
  President and Chief Executive Officer
Michael G. Wacek...............................           --         --            22,222(2)          *
  Executive Vice President
Roland W. Jackson..............................           --         --            22,222(2)          *
  Executive Vice President and Chief Financial
     Officer
Anthony J. Narciso, Jr.........................           --         --            11,111(2)          *
  Senior Vice President and Controller
Donald L. Smith................................           --         --             8,333(2)          *
  Senior Vice President, General Counsel
     and Corporate Secretary
Directors......................................           --         --                --            --
                                                  ----------       -------     ----------       -------
  DIRECTORS AND EXECUTIVE GROUP SUBTOTAL.......           --         --           175,000             0.3%
  TOTAL........................................   48,000,000        100.0%     48,175,000            73.9%
                                                  ==========       =======     ==========       =======

---------------

* Represents less than 1 percent.

(1) TIG and ORH Holdings are wholly owned subsidiaries of Fairfax. The principal office address of TIG is 5205 North O'Connor Blvd. Irving, TX 75039 and of ORH Holdings is 300 First Stamford Place, Stamford, CT 06902. The Sixty Two Investment Company Limited, a company controlled by V. Prem Watsa, Chairman of our board of directors, owns subordinate and multiple voting shares representing 55.8% of the total votes attached to all classes of shares of Fairfax. Mr. Watsa himself beneficially owns and controls additional subordinate voting shares which, together with the shares owned by Sixty Two, represent 56.3% of the total votes attached to all classes of Fairfax's shares.

(2) Reflects the issue of restricted shares under our restricted share plan after the completion of this offering. See "Management -- Equity-Based and Other Compensation Plans -- Restrictive Share Plan."

(3) The shares beneficially owned by Andrew A. Barnard following the completion of this offering include approximately 55,556 shares assumed to be purchased in this offering using $1 million loaned by us on an interest free basis. See "Certain Relationships and Related Transactions -- Management Indebtedness."

                          DESCRIPTION OF CAPITAL STOCK

     Our amended and restated certificate of incorporation authorizes the issuance of up to 500,000,000 shares of common stock, par value $.01 per share, and 200,000,000 shares of preferred stock, the rights and preferences of which may be established from time to time by our board of directors. Immediately prior to the consummation of this offering, 48,000,000 shares of common stock and no shares of preferred stock will be outstanding.

COMMON STOCK

     Holders of record of common stock are entitled to one vote per share on all matters upon which stockholders have the right to vote. The rights attached to the shares of common stock do not provide for cumulative voting rights or preemptive rights. Therefore, holders of more than 50% of the shares of common stock are able to elect all our directors eligible for election each year. All issued and outstanding shares of our common stock are, and the common stock to be sold in this offering, when issued and paid for, will be, validly issued, fully paid and non-assessable. Holders of our common stock are entitled to such dividends as may be declared from time to time by our board of directors out of funds legally available for that purpose. We anticipate paying cash dividends in the fourth quarter of 2001. Upon dissolution, holders of our common stock are entitled to share pro rata in the assets of our company remaining after payment in full of all of our liabilities and obligations, including payment of the liquidation preference, if any, of any preferred stock then outstanding. There are no redemption or sinking fund provisions applicable to the common stock.

PREFERRED STOCK

     The board of directors is authorized, subject to Delaware law, without stockholder approval, from time to time to issue up to an aggregate of 200,000,000 shares of preferred stock in one or more series. The board of directors can fix the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. After the closing of this offering, no shares of preferred stock will be outstanding. We have no present plans to issue any shares of preferred stock.

REGISTRATION RIGHTS

     We have granted certain registration rights to TIG and ORH Holdings. For a discussion of these registration rights see "Certain Relationships and Related Transactions -- Registration Rights."

DELAWARE ANTI-TAKEOVER STATUTE AND CHARTER PROVISIONS

     Under Delaware law, we may not engage in a "business combination," which includes a merger or sale of more than 10% of our assets, with any "interested stockholder," namely, a stockholder who owns 15% or more of our outstanding voting stock, as well as affiliates and associates of any of these persons, for three years following the time that stockholder became an interested stockholder unless:

     - the transaction in which the stockholder became an interested stockholder is approved by our board of directors prior to the time the interested stockholder attained that status;

     - upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers; or

     - at or after the time the stockholder became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

     The authorization of undesignated preferred stock in our charter makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of us.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Our certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. In addition, the certificate of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. We believe that the provisions in our certificate of incorporation and bylaws are necessary to attract and retain qualified persons as directors and officers.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock in the United States is The Bank of New York and in Canada is CIBC Mellon Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, we will have outstanding an aggregate of 65,142,857 shares of our common stock. Subject to the lock-up agreements described below, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, unless these shares are purchased by our affiliates, or persons who directly or indirectly control, are controlled by or are under common control with us. Shares held by affiliates may generally only be sold in compliance with the limitations of Rule 144 of the Securities Act.

LOCK-UP AGREEMENTS

     We, and each of our officers and stockholders, have agreed, subject to limited exceptions, for a period of 180 days after the date of this prospectus, not to, without the prior written consent of Banc of America Securities LLC and CIBC World Markets Corp.:

     - directly or indirectly, sell, offer, contract or grant any option to sell (including without limitation any short sale), pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, or otherwise dispose of any shares of common stock or any securities exercisable or exchangeable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Securities Exchange Act); or

     - enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock.

     Either of the foregoing transfer restrictions will apply regardless of whether a covered transaction is to be settled by the delivery of common stock or such other securities, in cash or otherwise. In addition, during this 180-day period, we have also agreed not to file any registration statement for, and each of our officers and stockholders has agreed not to make any demand for, or exercise any right of, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Banc of America Securities LLC and CIBC World Markets Corp.

RULE 144

     In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of shares of our common stock then outstanding, which will equal approximately 651,429 shares immediately after this offering; or

     - the average weekly trading volume of our common stock on The New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 concerning that sale.

     Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about OdysseyRe.

RULE 144(k)

     Under Rule 144(k) as currently in effect, a person who has not been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, Rule 144(k) shares may be sold immediately upon the completion of this offering.

RULE 701

     In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchases shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares 90 days after the effective date of this prospectus in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

REGISTRATION RIGHTS

     After the completion of this offering, TIG and ORH Holdings, the holders of 48,000,000 shares of our common stock, will be entitled to registration rights. See "Certain Relationships and Related Transactions -- Registration Rights" for more information regarding these rights. Registration of these shares would result in such shares becoming freely tradable without restriction under the Securities Act and under Canadian securities laws. These sales could have a material adverse effect on the trading price of our common stock.

STOCK OPTIONS

     Shortly after this offering, we intend to file a registration statement on Form S-8 covering the shares of common stock reserved for issuance under our plans that will provide for awards of restricted shares and stock options.

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
                 FOR NON-UNITED STATES HOLDERS OF COMMON STOCK

GENERAL

     The following is a general discussion of the principal U.S. federal income and estate tax consequences of the ownership and disposition of our common stock that may be relevant to you if you are a non-U.S. holder. For purposes of this discussion, you are a non-U.S. holder if you are a beneficial owner of common stock that is any of the following for U.S. federal income tax purposes:

     -  a nonresident alien individual;

     -  a foreign corporation;

     - a foreign estate, the income of which is not subject to U.S. federal income taxation regardless of its source;

     - a trust that is not subject to the supervision of a court within the United States and the control of one or more U.S. persons;

     - a trust that does not have a valid election in effect under the applicable U.S. treasury regulations to be treated as a U.S. person;

     -  a foreign partnership.

     The discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular circumstances, and does not address any foreign, state or local tax consequences. Furthermore, this discussion is based on provisions of the Internal Revenue Code, Treasury regulations and administrative and judicial interpretations as of the date of this prospectus. All of these are subject to change, possibly with retroactive effect, or different interpretations. If you are considering buying our common stock you should consult your own tax advisor about current and possible future tax consequences of holding and disposing of our common stock in your particular situation.

DISTRIBUTIONS

     If distributions are paid on the shares of our common stock, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent these distributions exceed those earnings and profits, the distributions will constitute a return of capital that is applied against, and will reduce, your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock. Dividends that are not effectively connected with a U.S. trade or business by you will be subject to U.S. withholding tax at a 30% rate or, if a tax treaty applies, a lower rate specified by the treaty. For purposes of withholding, we will determine the amount of a distribution subject to withholding based on a reasonable estimate made by us of our accumulated and current earnings and profits. To receive a reduced treaty rate, you must furnish to us or our paying agent a duly completed Form W-8BEN, W-8IMY, or similar appropriate documentation, or substitute form certifying your qualification for the reduced rate.

     Dividends that are effectively connected with the conduct of a trade or business within the United States and, if a tax treaty applies, are attributable to a U.S. permanent establishment, are exempt from U.S. federal withholding tax, provided that you furnish to us or our paying agent a duly completed Form W-8ECI, or similar appropriate documentation, or substitute form certifying the exemption. However, dividends exempt from U.S. withholding because they are effectively connected or they are attributable to a U.S. permanent establishment are subject to U.S. federal income tax on a net income basis at the applicable graduated U.S. federal income tax rates. In addition, if you are a foreign corporation, under certain circumstances, you may be subject to an additional "branch profits tax" at a 30% rate or a lower rate specified by an applicable income tax treaty.

     You generally will be subject to U.S. backup withholding tax at a 31% rate under the backup withholding rules described below, rather than at a 30% rate or a reduced rate under an income tax treaty, as described above, unless you comply with Internal Revenue Service certification procedures or, in the case of payments made outside the United States with respect to an offshore account, documentary evidence procedures. Further, to claim the benefit of a reduced rate of withholding under a tax treaty for dividends, you must comply with modified Internal Revenue Service certification requirements. Special rules also apply to dividend payments made to foreign intermediaries, U.S. or foreign wholly owned entities that are disregarded for U.S. federal income tax purposes and entities that are treated as fiscally transparent in the United States, the applicable income tax treaty jurisdiction, or both.

     If you are eligible for a reduced rate of U.S. withholding tax under an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund along with the required information with the Internal Revenue Service.

GAIN ON DISPOSITION OF COMMON STOCK

     You generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless one of the following applies:

     - The gain is effectively connected with a trade or business conducted by you in the United States and, if a tax treaty applies, the gain is attributable to a U.S. permanent establishment, in which case you would be taxed on the net gain derived from the sale or other disposition under applicable graduated U.S. federal income tax rates. If you are a foreign corporation, you may be subject to an additional "branch profits tax" at a rate of 30% or a lower rate specified by an applicable income tax treaty.

     - You are an individual, hold our common stock as a capital asset and are present in the United States for 183 or more days in the taxable year of the sale or other disposition, and other conditions are met, in which case you will be subject to a flat 30% tax on the gain derived from the sale or other disposition, which may be offset by certain U.S. capital losses (even though you are not considered to be a resident of the United States).

     - We are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period during which you held the common stock in which case you will be taxed on the gain from the sale pursuant to the effectively connected rules above. We believe that we never have been, are not currently and do not anticipate becoming a U.S. real property holding corporation for U.S. federal income tax purposes. If we were to become a U.S. real property holding corporation, you still would not be subject to U.S. tax if the shares of our common stock are considered to be "regularly traded on an established securities market" and the you do not own, actually or constructively, at any time during the shorter of the periods described above, more than five percent of our common stock.

     Special rules may apply to certain non-U.S. holders such as "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies" and corporations that accumulate earnings to avoid U.S. federal income tax, that are subject to special tax treatment under the Internal Revenue Code. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

FEDERAL ESTATE TAX

     If you are an individual who is not a citizen or resident, as defined for U.S. estate tax purposes, of the United States at the time of death, the shares of common stock held by you will be included in your gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     Under U.S. Treasury regulations, we must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable income tax treaty. Pursuant to an applicable tax treaty, that information may also be made available to the tax authorities in the country in which the non-U.S. holder resides.

     U.S. federal backup withholding generally is a withholding tax imposed at the rate of 31% on specified payments to persons that fail to furnish required information under the U.S. information reporting requirements. See the discussion under "-- Distributions" above for rules regarding backup withholding on dividends paid to non-U.S. holders.

     As a general matter, information reporting and backup withholding will not apply to a payment by or through a foreign office of a foreign broker of the proceeds of a sale of our common stock effected outside the U.S. However, information reporting requirements, but not backup withholding, will apply to a payment by or through a foreign office of a broker of the proceeds of a sale of our common stock effected outside the U.S. if that broker:

     -  is a U.S. person;

     - is a foreign person that derives 50% or more of its gross income for specified periods from the conduct of a trade or business in the U.S.;

     - is a "controlled foreign corporation" as defined in the Internal Revenue Code; or

     -  is a foreign partnership with certain specified U.S. connections.

     Information reporting requirements will not apply in the above cases if the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or the beneficial owner otherwise establishes an exemption.

     Payment by or through a U.S. office of a broker of the proceeds of a sale of our common stock is subject to both backup withholding and information reporting unless the holder certifies to the payor in the manner required as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption.

     Amounts withheld under the backup withholding rules do not constitute a separate U.S. federal income tax. Rather, any amounts withheld under the backup withholding rules will be refunded or allowed as a credit against the holder's U.S. federal income tax liability, if any, provided the required information or appropriate claim for refund is filed with the Internal Revenue Service.

     THE FOREGOING DISCUSSION IS A SUMMARY OF THE PRINCIPAL TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF OUR COMMON STOCK BY NON-U.S. HOLDERS FOR U.S. FEDERAL INCOME AND ESTATE TAX PURPOSES. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF OWNERSHIP AND DISPOSITION OR OUR COMMON STOCK, INCLUDING THE EFFECT OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.

                                  UNDERWRITING

     Subject to the terms and conditions of an underwriting agreement among OdysseyRe and each of the underwriters named below, dated the date of this prospectus, each of the underwriters named below, who are represented by Banc of America Securities LLC and CIBC World Markets Corp., have severally agreed to purchase and OdysseyRe has agreed to sell the respective number of shares of common stock shown opposite its name below.

                                                                NUMBER
UNDERWRITERS                                                  OF SHARES
------------                                                  ----------
Banc of America Securities LLC..............................   5,100,000
CIBC World Markets Corp.....................................   5,100,000
Bear, Stearns & Co. Inc.....................................   2,185,714
J.P. Morgan Securities Inc..................................   2,185,714
Morgan Stanley & Co. Incorporated...........................     395,556
UBS Warburg LLC.............................................     395,556
BMO Nesbitt Burns Corp......................................     197,813
Cochran, Caronia & Co. Inc..................................     197,813
Ferris, Baker Watts, Inc....................................     197,813
Fox-Pitt, Kelton Inc........................................     197,813
Janney Montgomery Scott LLC.................................     197,813
Keefe, Bruyette & Woods, Inc................................     197,813
Legg Mason Wood Walker, Incorporated........................     197,813
RBC Dominion Securities Corporation.........................     197,813
Scotia Capital (USA) Inc....................................     197,813
                                                              ----------
Total.......................................................  17,142,857
                                                              ==========

     The underwriting agreement provides that the obligations of the several underwriters to purchase shares of common stock offered in this offering are subject to approval of certain legal matters and to specified conditions precedent. The conditions contained in the underwriting agreement include, among other things, the requirement that the representations and warranties made by us to the underwriters are true, that there is no material change in the financial markets and that we deliver to the underwriters customary closing documents. The underwriters are committed to purchase all of the shares, other than those shares covered by the over-allotment option described below, if any are purchased.

     The underwriters propose to initially offer some of the shares of common stock directly to the public at the public offering price on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not in excess of $0.64 per share. The underwriters may allow, and these dealers may re-allow, a concession not in excess of $0.10 per share on sales to other dealers. After the initial offering of the shares to the public, the representatives of the underwriters may change the public offering price and such concessions. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The following table shows the underwriting fees to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of our common stock.

                                                                  NO           FULL
                                                               EXERCISE      EXERCISE
                                                              ----------    ----------
Per share...................................................      $1.125        $1.125
Total.......................................................  19,285,714    22,178,572

     We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $3.0 million.

     We have granted to the underwriters an option, exercisable for 30 days after the date of the underwriting agreement, to purchase up to 2,571,429 additional shares of common stock at the initial public offering price less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise this option, each underwriter will become obligated, subject to various conditions, to purchase a number of additional shares proportionate to such underwriter's initial public commitment.

     This offering is being made concurrently in the United States, in all of the provinces of Canada and internationally. The shares of common stock will be offered in the United States through the underwriters either directly or through their respective U.S. broker-dealer affiliates or agents. The shares of common stock will be offered in all of the provinces of Canada through the underwriters either directly or through their respective affiliated Canadian registrants in such provinces as each is duly registered to do so.

     The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

     We have agreed to indemnify the underwriters against various civil liabilities, including liabilities under the Securities Act and Canadian provincial securities legislation, or to contribute the payments that the underwriters may be required to make in respect of these liabilities.

     We and each of our officers and stockholders have agreed, subject to limited exceptions, for a period of 180 days after the date of this prospectus, not to, without the prior written consent of Banc of America Securities LLC and CIBC World Markets Corp.:

     - directly or indirectly, sell, offer, contract or grant any option to sell (including without limitation any short sale), pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, or otherwise dispose of any shares of common stock or any securities exercisable or exchangeable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Securities Exchange Act); or

     - enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock.

     Either of the foregoing transfer restrictions will apply regardless of whether a covered transaction is to be settled by the delivery of common stock or such other securities, in cash or otherwise. In addition, during this 180-day period, we have also agreed not to file any registration statement for, and each of our officers and stockholders has agreed not to make any demand for, or exercise any right of, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or the filing of a prospectus with any Canadian securities regulatory authority without the prior written consent of Banc of America Securities LLC and CIBC World Markets Corp.

     Prior to this offering, there has been no established trading market for our common stock. The initial public offering price for the shares of common stock offered by this prospectus will be determined by negotiations among us and the representatives of the underwriters. The factors to be considered in determining the initial public offering price include:

     -  the history of and the prospects for the industry in which we compete;

     -  our past and present operations;

     -  our historical results of operations;

     -  our prospects for future earnings;

     - the recent market prices of securities of generally comparable companies; and

     - the general condition of the securities markets at the time of the offering.

     Our common stock has been approved for listing on the New York Stock Exchange, subject to notice of issuance. In order to meet one of the requirements for listing our common stock on the New York Stock Exchange, Banc of America Securities LLC has undertaken to sell 100 or more shares of our common stock to a minimum of 2,000 beneficial holders.

     Other than in the United States and Canada, no action has been taken by us or the underwriters that would permit a public offering of the shares of common stock included in this offering in any jurisdiction that requires action for that purpose. The shares included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any of these shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. We advise persons who receive this prospectus to inform themselves about and to observe any restrictions relating to the offering of the common stock and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of our common stock included in this offering in any jurisdiction where such an offer or a solicitation would not be permitted or legal.

     A prospectus in electronic form may be made available on the web sites maintained by one or more of the underwriters participating in this offering. Other than the prospectus in electronic format, the information on any such web site, or accessible through any such web site, is not part of the prospectus.

     At our request, the underwriters have reserved less than 1.0% of our common stock for sale at the initial public offering price of $18.00 per share to our President and Chief Executive Officer, Andrew A. Barnard, who has expressed an interest in purchasing shares of our common stock. The number of shares available to the general public will be reduced to the extent Mr. Barnard purchases the reserved shares. See "Certain Relationships and Related Transactions -- Management Indebtedness."

     In connection with this offering, some underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot this offering, creating a syndicate short position. The underwriters may bid for and purchase shares of our common stock in the open market to cover syndicate short positions or to stabilize the price of the common stock. The underwriting syndicate may reclaim selling concessions if the syndicate repurchases previously distributed common stock in syndicate covering transactions, in stabilization transactions or in some other way or if Banc of America Securities LLC receives a report that indicates clients of such syndicate members have "flipped" the common stock. These activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

     Banc of America Securities LLC and its affiliates and CIBC World Markets Corp. and its affiliates have provided various banking services for us and our affiliates for which services they have received customary fees.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of the common stock to be sold in this offering and other legal matters related to this offering will be passed upon for us by Shearman & Sterling, Toronto, Ontario and New York, New York. Legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett, New York, New York.

                                    EXPERTS

     The consolidated financial statements of Odyssey America as of December 31, 2000 and 1999 and of each of the three years in the period ended December 31, 2000 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of TIG Reinsurance Company (renamed Odyssey America Reinsurance Corporation) and its subsidiaries at December 31, 1998 and for the year then ended, included in this prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act, and the rules and regulations promulgated thereunder, with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits thereto. Statements contained in this prospectus as to the contents of any contract or other document that is filed as an exhibit to the registration statement are not necessarily complete and each such statement is qualified in all respects by reference to the full text of such contract or document.

     You may read and copy all or any portion of the registration statement and the exhibits at the Securities and Exchange Commission's public reference room at 450 Fifth Street N.W., Washington, D.C. 20549, and at the regional offices of the Securities and Exchange Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents, upon payment of a duplication fee, by writing to the Securities and Exchange Commission. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Securities and Exchange Commission's public reference rooms. Also, the Securities and Exchange Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

     As a result of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy and information statements and other information with the Securities and Exchange Commission. These periodic reports, proxy, and information statements and other information will be available for inspection and copying at the public reference facilities, regional offices and Securities and Exchange Commission's Web site referred to above.

                      GLOSSARY OF SELECTED INSURANCE TERMS

Automobile liability
insurance                    Insurance which is primarily concerned with the
                             losses related to bodily injury or property damage caused by an automobile and the legal liability imposed on the insured resulting therefrom.

Broker One who negotiates contracts of insurance or reinsurance, receiving a commission for placement and other services rendered, between (1) a policy holder and a primary insurer, on behalf of the insured party, (2) a primary insurer and reinsurer, on behalf of the primary insurer, or (3) a reinsurer and a retrocessionaire, on behalf of the reinsurer.

Casualty insurance           Insurance which is primarily concerned with the
                             losses caused by injuries to third persons (in other words, persons other than the policyholder) and the legal liability imposed on the insured resulting therefrom.

Catastrophe excess of loss
  reinsurance                A form of excess of loss reinsurance that, subject
                             to a specified limit, indemnifies the ceding company for the amount of loss in excess of a specified retention with respect to an accumulation of losses resulting from a "catastrophe cover."

Cede; cedant; ceding
company When a party reinsures its liability with another, it "cedes" business and is referred to as the "cedant" or "ceding company."

Claim expenses               The expenses of settling claims, including legal
                             and other fees and the portion of general expenses allocated to claim settlement costs.

Claim reserves               Liabilities established by insurers and reinsurers
                             to reflect the estimated cost of claims payments and the related expenses that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance it has written.
                             Reserves are established for losses and for claim adjustment expenses.

Combined ratio               A combination of the underwriting expense ratio and
                             the claims/claims adjustment expense ratio, determined in accordance with either statutory accounting principles (SAP) or GAAP. The underwriting expense ratio measures the ratio of underwriting expenses to net premiums written, if determined in accordance with SAP, or the ratio of underwriting expenses (adjusted by deferred policy acquisition costs) to earned premiums if determined in accordance with GAAP. The claims/claims adjustment expense ratio measures the ratio of claims and claims adjustment expenses to earned premiums, determined in accordance with either SAP or GAAP. A combined ratio below 100% generally indicates profitable underwriting prior to the consideration of investment income. A combined ratio over 100% generally indicates unprofitable underwriting prior to the consideration of investment income.

Excess of loss reinsurance   A generic term describing reinsurance that
                             indemnifies the reinsured against all or a specified portion of losses on underlying insurance policies in excess of a specified amount, which is called a "level" or "retention." Also known as non-proportional reinsurance. Excess of loss reinsurance is written in layers. A reinsurer or group of reinsurers accepts a band of coverage up to a specified amount. The total coverage purchased by the cedant is referred to as a "program" and will typically be placed with predetermined reinsurers in pre-negotiated layers. Any liability exceeding the outer limit of the program reverts to the ceding company, which also bears the credit risk of a reinsurer's insolvency.

Excess and surplus lines
insurance                    Insurance risks or coverage needs which are usually
                             specialized or unique and which are generally unavailable in standard insurance markets. Excess and surplus lines insurance companies are generally subject to less regulation under the insurance laws of most U.S. states.

Facultative reinsurance      A generic term describing reinsurance where the
                             reinsurer assumes all or a portion of the risk under a single contract. Each risk is separately evaluated and each contract is separately negotiated by the reinsurer.

General liability insurance  Insurance which is primarily concerned with losses caused by negligent acts and/or omissions resulting in bodily injury and/or property damage on the premises of a business, injury resulting from the use of a product manufactured or distributed by a business, or injury occurring in the general operation of a business.

Gross premiums written       Total premiums for insurance written and assumed
                             reinsurance during a given period.

Incurred but not reported
(IBNR) Reserves for estimated losses that have been incurred by insureds and reinsureds but not yet reported to the insurer or reinsurer including unknown future developments on losses which are known to the insurer or reinsurer.

Layer The interval between the retention or attachment point and the maximum limit of indemnity for which a reinsurer is responsible.

London Market                An underwriting center, comprised of Lloyd's and
                             other competing U.K. insurance and reinsurance companies, which offers parties from all over the world (including the U.K.) insurance and reinsurance cover for risks which by their nature seek cover in international markets.

Net premiums written         Gross premiums written for a given period less
                             premiums ceded to reinsurers and retrocessionaires during such period.

Proportional reinsurance     A generic term describing all forms of reinsurance
                             in which the reinsurer shares a proportional part of the original premiums and losses of the reinsured. (Also known as pro rata reinsurance, quota share reinsurance or participating reinsurance.) In proportional reinsurance the reinsurer generally pays the ceding company a ceding commission. The ceding commission generally is based on the ceding company's cost of acquiring the business being reinsured (including commissions, premium taxes, assessments and miscellaneous administrative expense) and also may include a profit factor.

Reinsurance                  An arrangement in which an insurance company, the
                             reinsurer, agrees to indemnify another insurance or reinsurance company, the ceding company, against all or a portion of the insurance or reinsurance risks underwritten by the ceding company under one or more policies. Reinsurance can provide a ceding company with several benefits, including a reduction in net liability on individual risks and catastrophe protection from large or multiple losses. Reinsurance also provides a ceding company with additional underwriting capacity by permitting it to accept larger risks and write more business than would be possible without a concomitant increase in capital and surplus, and facilitates the maintenance of acceptable financial ratios by the ceding company.

                             Reinsurance does not legally discharge the primary insurer from its liability with respect to its obligations to the insured.

Reinsurance intermediary     The reinsurance broker for a primary company. This
                             broker is paid commissions by the reinsurance company, just as an agent is paid commissions by an insurance company for selling its policies.

Retention                    The amount or portion of risk that an insurer
                             retains for its own account. Losses in excess of the retention level up to the outer limit of the program, if any, are paid by the reinsurer. In proportional treaties, the retention may be a percentage of the original policy's limit. In excess of loss business, the retention is a dollar amount of loss, a loss ratio or a percentage.

Retrocessional reinsurance;
  retrocessionaire           A transaction whereby a reinsurer cedes to another
                             reinsurer, the retrocessionaire, all or part of the reinsurance that the first reinsurer has assumed.
                             Retrocessional reinsurance does not legally discharge the ceding reinsurer from its liability with respect to its obligations to the reinsured.
                             Reinsurance companies cede risks to
                             retrocessionaires for reasons similar to those that cause primary insurers to purchase reinsurance: to reduce net liability on individual risks, to protect against catastrophic losses, to stabilize financial ratios and to obtain additional underwriting capacity.

Risk excess of loss
reinsurance                  A form of excess of loss reinsurance that covers a
                             loss of the reinsured on a single "risk" in excess of its retention level of the type reinsured, rather than to aggregate losses for all covered risks, as does catastrophe excess of loss reinsurance. A "risk" in this context might mean the insurance coverage on one building or a group of buildings or the insurance coverage under a single policy, which the reinsured treats as a single risk.

Statutory accounting
principles (SAP)             Recording transactions and preparing financial
                             statements in accordance with the rules and procedures prescribed or permitted by the United
                             States state insurance regulatory authorities including the NAIC, which in general reflect a liquidating, rather than going concern, concept of accounting.

Treaty reinsurance           The reinsurance of a specified type or category of
                             risks defined in a reinsurance agreement (a
                             "treaty") between a primary insurer or other reinsured and a reinsurer. Typically, in treaty reinsurance, the primary insurer or reinsured is obligated to offer and the reinsurer is obligated to accept a specified portion of all such type or category of risks originally written by the primary insurer or reinsured.

Total managed catastrophe
  premiums We use this term to refer to the total catastrophe reinsurance premiums written on a gross basis by our wholly-owned subsidiaries.

Umbrella coverage            Insurance protection for all classes of business,
                             including automobile, fire, general liability, homeowners, multiple peril, burglary, and glass, combining the contracts for these classes of business into one insurance contract.

Underwriting                 The insurer's or reinsurer's process of reviewing
                             applications submitted for insurance coverage, deciding whether to accept all or part of the coverage requested and determining the applicable premiums.

Underwriting capacity        The maximum amount that an insurance company can
                             underwrite. The limit is generally determined by the company's retained earnings and investment capital. Reinsurance serves to increase a company's underwriting capacity by reducing its exposure from particular risks.

Underwriting expenses        The aggregate of policy acquisition costs,
                             including commissions, and the portion of administrative, general and other expenses attributable to underwriting operations.

                 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS(1)

DOCUMENTS                                                     PAGE
---------                                                     ----
ODYSSEY RE HOLDINGS CORP.:
  Unaudited Pro Forma Combined Consolidated Financial
     Information............................................   F-3
  Unaudited Pro Forma Combined Consolidated Statements of
     Operations for the Three Months Ended March 31, 2001...   F-4
  Unaudited Pro Forma Combined Statements of Operations for
     the Year Ended December 31, 2000.......................   F-5
  Unaudited Pro Forma Combined Consolidated Balance Sheets
     as of March 31, 2001...................................   F-6
  Notes to Unaudited Pro Forma Combined Consolidated
     Financial Statements...................................   F-7
ODYSSEY AMERICA REINSURANCE CORPORATION:
REPORT OF PRICEWATERHOUSECOOPERS LLP........................   F-8
  Consolidated Balance Sheets as of December 31, 1999 and
     December 31, 2000......................................   F-9
  Consolidated Statements of Operations and Comprehensive
     Income for the Years Ended
     December 31, 1998, 1999 and 2000.......................  F-10
  Consolidated Statements of Stockholders' Equity for the
     Years Ended
     December 31, 1998, 1999 and 2000.......................  F-11
  Consolidated Statements of Cash Flows for the Years Ended
     December 31, 1998, 1999 and 2000.......................  F-12
  Notes to Consolidated Financial Statements................  F-13
  Unaudited Consolidated Balance Sheet as of March 31,
     2001...................................................  F-39
  Unaudited Consolidated Statements of Operations and
     Comprehensive Income for the
     Three Months Ended March 31, 2000 and 2001.............  F-40
  Unaudited Consolidated Statements of Stockholders' Equity
     for the Three Months
     Ended March 31, 2000 and 2001..........................  F-41
  Unaudited Consolidated Statements of Cash Flows for the
     Three Months Ended
     March 31, 2000 and 2001................................  F-42
  Notes to Unaudited Consolidated Financial Statements......  F-43
TIG REINSURANCE COMPANY:
REPORT OF ERNST & YOUNG LLP.................................  F-50
  Consolidated Balance Sheet at December 31, 1998...........  F-51
  Consolidated Statement of Income for the Year Ended
     December 31, 1998......................................  F-52
  Consolidated Statement of Comprehensive Income for the
     Year Ended December 31, 1998...........................  F-53
  Consolidated Statement of Changes in Shareholder's Equity
     for the Year Ended
     December 31, 1998......................................  F-54
  Consolidated Statement of Cash Flows for the Year Ended
     December 31, 1998......................................  F-55
  Notes to Consolidated Financial Statements................  F-56

DOCUMENTS                                                     PAGE
---------                                                     ----
TIG REINSURANCE COMPANY UNAUDITED CONSOLIDATED FINANCIAL
  STATEMENTS FOR THE PERIOD ENDED APRIL 13, 1999:
  Unaudited Consolidated Balance Sheet at April 13, 1999....  F-69
  Unaudited Consolidated Statement of Operations for the
     period ending April 13, 1999...........................  F-70
  Unaudited Consolidated Statement of Comprehensive Loss for
     period ending April 13, 1999...........................  F-71
  Unaudited Consolidated Statement of Shareholder's Equity
     for the period ending April 13, 1999...................  F-72
  Unaudited Consolidated Statement of Cash Flow for the
     period ending April 13, 1999...........................  F-73
  Notes to Unaudited Consolidated Financial Statements......  F-74

---------------

(1) OdysseyRe is a newly formed holding company with no assets, operations, revenues or cash flows. In connection with this offering, all of the outstanding shares of Odyssey America will be acquired by OdysseyRe. The unaudited pro forma financial statements of OdysseyRe give retroactive effect to the acquisition of Odyssey America. The audited and unaudited financial statements of Odyssey America are included as they will become the historical financial information of OdysseyRe in connection with this offering. The audited and unaudited financial statements of TIG Reinsurance Company for the periods prior to the acquisition by Fairfax are also included.

                   ODYSSEY RE HOLDINGS CORP. AND SUBSIDIARIES

        UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION

     Odyssey Re Holdings Corp. ("OdysseyRe") was incorporated on March 21, 2001 to serve as the holding company for Odyssey America Reinsurance Corporation ("Odyssey America") and its operating subsidiaries. In connection with the completion of the offering described below, TIG Insurance Company ("TIG") and ORH Holdings Inc. ("ORH Holdings"), both wholly-owned subsidiaries of Fairfax Financial Holdings Ltd. ("Fairfax"), will transfer all of the outstanding shares of Odyssey America to OdysseyRe in exchange for (1) 48,000,000 shares of OdysseyRe's common stock, (2) a cash payment by OdysseyRe to TIG and ORH Holdings of $233.6 million and (3) $200 million of term notes issued by OdysseyRe to TIG and ORH Holdings.

     OdysseyRe is offering 17,142,857 shares of common stock to the public at the initial public offering price of $18.00 per share. The total number of shares outstanding after the offering will be 65,142,857. The net proceeds from this offering is $286.3 million. OdysseyRe intends to use $233.6 million of the net proceeds from this offering to make a cash payment to Fairfax subsidiaries as partial consideration for the common stock of Odyssey America. OdysseyRe intends to retain the remaining net proceeds from this offering of approximately $52.7 million for general corporate purposes, which may include a capital contribution to the statutory surplus of Odyssey America, payment of our quarterly cash dividend or payments on the $200 million in term notes issued to TIG and ORH Holdings as partial consideration for the purchase of the common stock of Odyssey America.

     The following unaudited pro forma combined consolidated balance sheet as of March 31, 2001 is based on the historical consolidated financial statements of Odyssey America and adjusted to give effect to the acquisition of Odyssey America, the issuance of common stock to the public, the issuance of term notes, the tax benefit resulting from OdysseyRe no longer being part of Fairfax's U.S. consolidated tax group and the award of approximately 222,222 common shares under the OdysseyRe Restricted Share Plan, as if the transactions occurred on March 31, 2001. The acquisition of Odyssey America is accounted for at historical cost in a manner similar to that in pooling of interests accounting. The unaudited pro forma combined consolidated statements of operations for the year ended December 31, 2000 and the three months ended March 31, 2001 reflect the transactions as if they occurred on January 1, 2000 and January 1, 2001, respectively. These pro forma financial statements should be read in conjunction with Odyssey America's historical consolidated financial statements, the related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus.

     The pro forma adjustments are based upon preliminary estimates, information currently available and a number of assumptions that management believes are reasonable under the circumstances. OdysseyRe's actual consolidated financial statements will reflect the effects of the transactions on and after the effective time of this offering rather than the dates indicated above. The unaudited pro forma combined consolidated financial statements do not purport to represent what the combined consolidated results of operations or financial condition actually would have been had the transactions occurred on the assumed dates, nor do they purport to project the combined consolidated results of operations and financial position for any future period.

                   ODYSSEY RE HOLDINGS CORP. AND SUBSIDIARIES

     UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS(1)
                       THREE MONTHS ENDED MARCH 31, 2001
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                           ODYSSEY                     PRO FORMA
                                           AMERICA      ODYSSEYRE     ADJUSTMENTS     PRO FORMA
                                         -----------    ----------    -----------    -----------
REVENUE
Gross premiums written.................  $   251,791    $       --    $        --    $   251,791
Ceded premiums written.................       22,038            --             --         22,038
                                         -----------    ----------    -----------    -----------
  Net premiums written.................      229,753            --             --        229,753
Increase in unearned premiums..........      (42,366)           --             --        (42,366)
                                         -----------    ----------    -----------    -----------
  Net premiums earned..................      187,387            --             --        187,387
Net investment income..................       29,325            --             --         29,325
Net realized investment gains..........        3,480            --             --          3,480
Other income, net......................        1,158            --             --          1,158
                                         -----------    ----------    -----------    -----------
  Total revenue........................      221,350            --             --        221,350
                                         -----------    ----------    -----------    -----------
EXPENSES
Losses and loss adjustment expenses....      130,770            --             --        130,770
Acquisition costs......................       48,163            --             --         48,163
Other underwriting expenses............       14,351            --            100(F)      14,451
Interest expense.......................           --            --          2,153(D)       2,153
                                         -----------    ----------    -----------    -----------
  Total expenses.......................      193,284            --          2,253        195,537
                                         -----------    ----------    -----------    -----------
  Income before income taxes...........       28,066            --         (2,253)        25,813
                                         -----------    ----------    -----------    -----------
Federal and foreign income tax
  provision (benefit):
  Current..............................        6,160            --           (789)(G)       5,371
  Deferred.............................        3,131            --             --          3,131
                                         -----------    ----------    -----------    -----------
  Total federal and foreign income tax
     provision (benefit)...............        9,291            --           (789)         8,502
                                         -----------    ----------    -----------    -----------
NET INCOME.............................  $    18,775    $       --    $    (1,464)   $    17,311
                                         ===========    ==========    ===========    ===========
BASIC
Average shares outstanding.............   48,000,000            --     12,976,190     60,976,190
Earnings per share.....................  $      0.39    $       --    $     (0.11)   $      0.28
DILUTED
Average shares outstanding.............   48,000,000            --     13,198,412     61,198,412
Earnings per share.....................  $      0.39    $       --    $     (0.11)   $      0.28

---------------

(1) This statement of operations assumes that the business combination was consummated on January 1, 2001.

                            See accompanying notes.

                   ODYSSEY RE HOLDINGS CORP. AND SUBSIDIARIES

     UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS(1)
                          YEAR ENDED DECEMBER 31, 2000
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                          ODYSSEY                      PRO FORMA
                                          AMERICA       ODYSSEYRE     ADJUSTMENTS     PRO FORMA
                                        -----------    -----------    -----------    -----------
REVENUE
Gross premiums written................  $   862,166    $        --    $        --    $   862,166
Ceded premiums written................      160,832             --             --        160,832
                                        -----------    -----------    -----------    -----------
  Net premiums written................      701,334             --             --        701,334
Increase in unearned premiums.........      (19,503)            --             --        (19,503)
                                        -----------    -----------    -----------    -----------
  Net premiums earned.................      681,831             --             --        681,831
Net investment income.................      126,593             --             --        126,593
Net realized investment gains.........       23,611             --             --         23,611
Other income, net.....................        3,839             --             --          3,839
                                        -----------    -----------    -----------    -----------
  Total revenue.......................      835,874             --             --        835,874
                                        -----------    -----------    -----------    -----------
EXPENSES
Losses and loss adjustment expenses...      503,464             --             --        503,464
Acquisition costs.....................      198,570             --             --        198,570
Other underwriting expenses...........       53,254             --            400(F)      53,654
Interest expense......................           --             --          8,612(D)       8,612
                                        -----------    -----------    -----------    -----------
  Total expenses......................      755,288             --          9,012        764,300
                                        -----------    -----------    -----------    -----------
  Income before income taxes..........       80,586             --         (9,012)        71,574
                                        -----------    -----------    -----------    -----------
Federal and foreign income tax
  provision (benefit):
  Current.............................       22,587             --         (3,156)(G)      19,431
  Deferred............................        3,208             --             --          3,208
                                        -----------    -----------    -----------    -----------
  Total federal and foreign income tax
     provision (benefit)..............       25,795             --         (3,156)        22,639
                                        -----------    -----------    -----------    -----------
NET INCOME............................  $    54,791    $        --    $    (5,856)   $    48,935
                                        ===========    ===========    ===========    ===========
BASIC
Average shares outstanding............   48,000,000             --     12,976,190     60,976,190
Earnings per share....................  $      1.14    $        --    $     (0.45)   $      0.80
DILUTED
Average shares outstanding............   48,000,000             --     13,198,412     61,198,412
Earnings per share....................  $      1.14    $        --    $     (0.45)   $      0.80

---------------

(1) This statement of operations assumes that the business combination was consummated on January 1, 2000.

                            See accompanying notes.

                    ODYSSEY HOLDINGS CORP. AND SUBSIDIARIES
          UNAUDITED PRO FORMA COMBINED CONSOLIDATED BALANCE SHEETS(1)
                                 MARCH 31, 2001

                                              ODYSSEY                  PRO FORMA
                                              AMERICA     ODYSSEYRE   ADJUSTMENTS        PRO FORMA
                                             ----------   ---------   -----------        ----------
ASSETS
Investments:
  Fixed income securities at fair value....  $2,197,712      $--       $      --         $2,197,712
  Equity securities:
     Common stocks, unaffiliated, at fair
       value...............................      82,702      --               --             82,702
     Common stocks, affiliated, at
       equity..............................      83,890      --               --             83,890
  Short-term investments, at cost which
     approximates fair value...............      41,377      --               --             41,377
  Other invested assets....................      36,462      --               --             36,462
                                             ----------      --        ---------         ----------
       Total investments...................   2,442,143      --               --          2,442,143
Cash and cash equivalents..................     200,082                  233,571(B)         200,082
                                                                        (233,571)(A)
Investment income due and accrued..........      38,536      --               --             38,536
Reinsurance balances receivable............     312,668      --               --            312,668
Reinsurance recoverable on loss payments...      40,768      --               --             40,768
Reinsurance recoverable on unpaid losses...     931,660      --               --            931,660
Prepaid reinsurance premiums...............      51,335      --               --             51,335
Funds held by ceding insurers..............      51,857      --               --             51,857
Deferred acquisition costs.................      75,961      --               --             75,961
Current federal and foreign income taxes...         629      --               --                629
Deferred federal and foreign income
  taxes....................................     162,878      --           22,000(C)         184,878
Other assets...............................      30,572      --               --             30,572
                                             ----------      --        ---------         ----------
       Total assets........................  $4,339,089      $--       $  22,000         $4,361,089
                                             ==========      ==        =========         ==========
LIABILITIES
Unpaid losses and loss adjustment
  expenses.................................  $2,571,692      $--       $      --         $2,571,692
Unearned premiums..........................     311,468      --               --            311,468
Term notes due 2004........................          --      --          200,000(A)         200,000
Reinsurance balances payable...............      58,757      --               --             58,757
Funds held under reinsurance contracts.....     311,589      --               --            311,589
Other liabilities..........................      97,644      --               --             97,644
                                             ----------      --        ---------         ----------
       Total liabilities...................   3,351,150      --          200,000          3,551,150
                                             ----------      --        ---------         ----------
STOCKHOLDERS' EQUITY
Common stock...............................       6,262      --                2(F)             612
                                                                             130(B)
                                                                             480(A)
                                                                          (6,262)(E)
Additional paid-in capital.................     914,438      --          233,441(B)         746,088
                                                                         553,888(A)
                                                                           3,998(F)
                                                                        (981,677)(E)
                                                                          22,000(C)
Unearned compensation......................          --      --           (4,000)(F)         (4,000)
Accumulated other comprehensive loss, net
  of deferred income taxes.................      (6,701)     --               --             (6,701)
Retained earnings..........................      73,940      --               --             73,940
                                             ----------      --        ---------         ----------
       Total stockholders' equity..........     987,939      --         (178,000)           809,939
                                             ----------      --        ---------         ----------
       Total liabilities and stockholders'
          equity...........................  $4,339,089      $--       $  22,000         $4,361,089
                                             ==========      ==        =========         ==========

---------------

(1) This balance sheet assumes that the business combination was consummated on March 31, 2001.

                            See accompanying notes.

                   ODYSSEY RE HOLDINGS CORP. AND SUBSIDIARIES
                          NOTES TO UNAUDITED PRO FORMA
                   COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(A) Acquisition of Odyssey America at historical cost of $987.9 million comprised of cash of $233.6 million, $200 million of term notes and 48,000,000 ($0.01 par value) common shares of OdysseyRe and $553.9 million of additional paid in capital.

(B) The total estimated proceeds from this offering will be $308.6 million (17,142,857 common shares at $18.00 per share). Expenses associated with this offering, which will be paid out of the proceeds, are estimated to be $22.3 million. Net proceeds are $286.3 million. The accompanying unaudited pro forma financial statements reflect partial proceeds of $233.6 million, which represents the portion of the proceeds which will be used to acquire Odyssey America (See Note (A)).

(C) Odyssey America is part of the Fairfax Inc. U.S. consolidated tax return. For financial statement purposes, taxes were computed at Odyssey America on a separate company basis. Accordingly, for financial statement purposes, net operating loss (NOL) carryovers and alternative minimum tax (AMT) credit carryovers are also determined and maintained on a separate company basis. Deconsolidation of Odyssey America from the Fairfax Inc. U.S. consolidated tax group will occur upon completion of the offering when ownership in Odyssey America by Fairfax Inc. drops below 80%. Under Federal tax rules, at the point of deconsolidation Odyssey America will be allocated a $106 million net operating loss carryover resulting in a tax benefit of $37 million and a $15 million AMT credit carryover to take with it into its new consolidated group that has Odyssey Re Holdings Corp. as the parent company. Accordingly, upon deconsolidation the deferred tax asset recorded by Odyssey America in its financial statements will change to reflect the revised net operating loss and AMT credit carryovers. The net impact on the deferred tax asset is an increase of $22 million, which will be recorded as additional paid in capital on the date of the completion of the offering.

(D) Interest on the term notes issued in connection with the acquisition of Odyssey America, which pay interest at a rate of 225 basis points over the three month LIBOR. The three month LIBOR rate of 4.08% at the close of May 22, 2001 was used to calculate the interest reflected in the pro forma income statement.

(E) Upon elimination of OdysseyRe's investment in Odyssey America's common stock and additional paid in capital.

(F) Upon completion of the initial public offering, OdysseyRe will award approximately 222,222 restricted common shares, par value $.01, of OdysseyRe under the OdysseyRe Restricted Share Plan at a total value of $4 million, which vests over a 10 year period.

(G) Current tax benefit of 35% of the above adjustments.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Odyssey America Reinsurance Corporation and Subsidiaries:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Odyssey America Reinsurance Corporation and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
March 23, 2001
     except for Note 16 as to which
     the date is March 30, 2001

            ODYSSEY AMERICA REINSURANCE CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                  DECEMBER 31,
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                 1999          2000
                                                              ----------    ----------
ASSETS
Investments:
  Fixed income securities, at fair value (amortized cost
     $2,349,867 and $2,155,361, respectively)...............  $2,121,782    $2,119,226
  Equity securities:
     Common stocks, unaffiliated, at fair value (cost
      $183,993 and $49,558, respectively)...................     172,848        54,527
     Common stocks, affiliated, at equity (cost $73,202 and
      $81,831, respectively)................................      71,577        83,338
  Short-term investments, at cost which approximates fair
     value..................................................      70,999       196,562
  Other invested assets (cost $33,697 and $35,309,
     respectively)..........................................      31,706        33,435
                                                              ----------    ----------
     Total investments......................................   2,468,912     2,487,088
Cash and cash equivalents...................................     134,330       154,527
Investment income due and accrued...........................      26,326        28,436
Reinsurance balances receivable.............................     277,737       287,587
Reinsurance recoverable on loss payments....................      16,522        40,973
Reinsurance recoverable on unpaid losses....................     738,368       899,629
Prepaid reinsurance premiums................................      28,054        31,488
Funds held by ceding insurers...............................      43,738        46,324
Deferred acquisition costs..................................      56,681        59,948
Current federal and foreign income taxes....................      44,957        12,999
Deferred federal and foreign income taxes...................     202,840       173,619
Other assets................................................      41,261        31,485
                                                              ----------    ----------
     Total assets...........................................  $4,079,726    $4,254,103
                                                              ==========    ==========
LIABILITIES
Unpaid losses and loss adjustment expenses..................  $2,569,895    $2,566,396
Unearned premiums...........................................     225,153       251,031
Reinsurance balances payable................................      77,872        61,520
Funds held under reinsurance contracts......................     305,818       319,249
Other liabilities...........................................      94,652        98,032
                                                              ----------    ----------
     Total liabilities......................................   3,273,390     3,296,228
                                                              ----------    ----------
STOCKHOLDERS' EQUITY
Common stock, $300 par value; 33,500 shares authorized;
  20,875 issued and outstanding.............................       6,262         6,262
Additional paid-in capital..................................     868,568       914,438
Accumulated other comprehensive loss, net of deferred income
  taxes.....................................................    (153,868)      (17,990)
Retained earnings...........................................      85,374        55,165
                                                              ----------    ----------
     Total stockholders' equity.............................     806,336       957,875
                                                              ----------    ----------
     Total liabilities and stockholders' equity.............  $4,079,726    $4,254,103
                                                              ==========    ==========

                             See accompanying notes

            ODYSSEY AMERICA REINSURANCE CORPORATION AND SUBSIDIARIES
         CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
                            YEARS ENDED DECEMBER 31,
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                               1998        1999         2000
                                                             --------    ---------    --------
REVENUE
Gross premiums written...................................    $271,975    $ 654,518    $862,166
Ceded premiums written...................................      59,217      151,896     160,832
                                                             --------    ---------    --------
  Net premiums written...................................     212,758      502,622     701,334
Decrease (increase) in unearned premiums.................       3,808        5,786     (19,503)
                                                             --------    ---------    --------
  Net premiums earned....................................     216,566      508,408     681,831
Net investment income....................................      62,839      121,169     126,593
Net realized investment gains............................      53,491        4,783      23,611
Other income, net........................................       7,087       11,586       3,839
                                                             --------    ---------    --------
  Total revenue..........................................     339,983      645,946     835,874
                                                             --------    ---------    --------
EXPENSES
Losses and loss adjustment expenses......................     166,052      383,883     503,464
Acquisition costs........................................      53,696      136,731     198,570
Other underwriting expenses..............................      19,643       45,772      53,254
                                                             --------    ---------    --------
  Total expenses.........................................     239,391      566,386     755,288
                                                             --------    ---------    --------
  Income before income taxes.............................     100,592       79,560      80,586
                                                             --------    ---------    --------
Federal and foreign income tax provision (benefit):
  Current................................................      31,743       (2,883)     22,587
  Deferred...............................................         384       26,409       3,208
                                                             --------    ---------    --------
  Total federal and foreign income tax provision.........      32,127       23,526      25,795
                                                             --------    ---------    --------
NET INCOME...............................................    $ 68,465    $  56,034    $ 54,791
                                                             ========    =========    ========
Average shares outstanding...............................      16,700       17,581      20,875
                                                             ========    =========    ========
Basic earnings per share.................................    $  4,100    $   3,187    $  2,625
                                                             ========    =========    ========
COMPREHENSIVE INCOME
Net income...............................................    $ 68,465    $  56,034    $ 54,791
Other comprehensive (loss) income, net of tax............     (23,637)    (163,097)    135,878
                                                             --------    ---------    --------
Comprehensive income (loss)..............................    $ 44,828    $(107,063)   $190,669
                                                             ========    =========    ========

                             See accompanying notes

            ODYSSEY AMERICA REINSURANCE CORPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                            YEARS ENDED DECEMBER 31,
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                              1998        1999         2000
                                                            --------    ---------    ---------
COMMON STOCK
Balance, beginning of year..............................    $  5,010    $   5,010    $   6,262
Issuance of shares......................................          --        1,252           --
                                                            --------    ---------    ---------
Balance, end of year....................................       5,010        6,262        6,262
                                                            --------    ---------    ---------
ADDITIONAL PAID-IN CAPITAL
Balance, beginning of year..............................     222,912      222,912      868,568
Acquisition of Odyssey America..........................          --      645,656           --
Capital contribution....................................          --           --       45,870
                                                            --------    ---------    ---------
Balance, end of year....................................     222,912      868,568      914,438
                                                            --------    ---------    ---------
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), NET OF
DEFERRED INCOME TAXES
Balance, beginning of year..............................      32,866        9,229     (153,868)
Net (decrease) increase during the year.................     (23,637)    (163,097)     135,878
                                                            --------    ---------    ---------
Balance, end of year....................................       9,229     (153,868)     (17,990)
                                                            --------    ---------    ---------
RETAINED EARNINGS
Balance, beginning of year..............................     115,175      147,640       85,374
Net income..............................................      68,465       56,034       54,791
Dividends...............................................     (36,000)    (118,300)     (85,000)
                                                            --------    ---------    ---------
Balance, end of year....................................     147,640       85,374       55,165
                                                            --------    ---------    ---------
TOTAL STOCKHOLDERS' EQUITY..............................    $384,791    $ 806,336    $ 957,875
                                                            ========    =========    =========
COMMON SHARES (SHARES OUTSTANDING)
Balance, beginning of year..............................      16,700       16,700       20,875
Issued during period....................................          --        4,175           --
                                                            --------    ---------    ---------
Balance, end of year....................................      16,700       20,875       20,875
                                                            ========    =========    =========

                             See accompanying notes

            ODYSSEY AMERICA REINSURANCE CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            YEARS ENDED DECEMBER 31,
                                 (IN THOUSANDS)

                                                           1998           1999          2000
                                                        -----------    -----------    ---------
OPERATING ACTIVITIES
Net income............................................  $    68,465    $    56,034    $  54,791
Adjustments to reconcile net income to net cash used
  in operating activities:
  Reinsurance balances and funds held, net............           29         37,215      (39,808)
  Unearned premiums...................................       (3,808)          (871)      22,444
  Unpaid losses and loss adjustment expenses..........      (24,031)      (228,936)    (164,760)
  Federal and foreign income taxes....................        5,517         16,914       35,166
  Other assets and liabilities, net...................       (2,075)        26,700       11,259
  Deferred acquisition costs..........................        1,701         (2,146)      (3,267)
  Net realized investment gains.......................      (53,491)        (4,783)     (23,611)
  Bond premium amortization, net......................          324         (9,797)      (5,767)
                                                        -----------    -----------    ---------
     Net cash used in operating activities............       (7,369)      (109,670)    (113,553)
                                                        -----------    -----------    ---------
INVESTING ACTIVITIES
Maturities of fixed income securities.................       12,446         42,016       23,885
Sales of fixed income securities......................    1,198,361      1,354,852      645,946
Purchases of fixed income securities..................   (1,226,142)      (997,847)    (482,599)
Sales of equity securities............................       47,222         17,624      178,489
Purchases of equity securities........................      (23,324)      (148,849)     (17,681)
Purchases of other invested assets....................       (4,301)            --       (3,727)
Decrease (increase) in short-term investments.........        5,788         23,933     (125,563)
Odyssey America cash and cash equivalents acquired....           --         13,927           --
                                                        -----------    -----------    ---------
     Net cash provided by investing activities........       10,050        305,656      218,750
                                                        -----------    -----------    ---------
FINANCING ACTIVITIES
Dividends to parents..................................      (36,000)      (118,300)     (85,000)
                                                        -----------    -----------    ---------
     Net cash used in financing activities............      (36,000)      (118,300)     (85,000)
                                                        -----------    -----------    ---------
(Decrease) increase in cash and cash equivalents......      (33,319)        77,686       20,197
Cash and cash equivalents, beginning of year..........       89,963         56,644      134,330
                                                        -----------    -----------    ---------
     Cash and cash equivalents, end of year...........  $    56,644    $   134,330    $ 154,527
                                                        ===========    ===========    =========
Supplemental disclosures:
Capital contribution..................................  $        --    $        --    $  45,870
                                                        ===========    ===========    =========

     On April 13, 1999, Fairfax purchased all of the capital stock of Odyssey America. In conjunction with the acquisition, the fair value of assets acquired was $2.7 billion and liabilities was $2.0 billion. This acquisition had no effect on the cash flow of the Company, refer to note 2 of the notes to the consolidated financial statements.

                             See accompanying notes

            ODYSSEY AMERICA REINSURANCE CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   ORGANIZATION AND BASIS OF PRESENTATION

     Odyssey America Reinsurance Corporation (the "Company" or "Odyssey America") is a Connecticut domiciled reinsurance company. The Company is 80% owned by TIG Insurance Company ("TIG Insurance"), a California domiciled insurance company, and 20% owned by ORH Holdings Inc. ("Holdings"), a Delaware holding company. TIG Insurance owns 97.5% of Holdings. TIG Insurance and Holdings are both wholly owned by Fairfax Financial Holdings Limited ("Fairfax"), a Canadian financial services holding company, which is publicly traded on The Toronto Stock Exchange. The Company is principally engaged in the business of property and casualty reinsurance.

     The consolidated financial statements, which include all of the costs of doing business (See Note 5 -- Related Party Transactions) are prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly owned subsidiaries, Odyssey Reinsurance Corporation ("ORC"), TIG Re UK Holdings Corporation ("UK Holdings"), a holding company for a Lloyd's of London ("Lloyd's") Syndicate, Newline Underwriting Management Limited ("Newline") and Hudson Insurance Company ("Hudson").

     The consolidated financial statements include the results of operations and financial position of the subsidiaries from the date of acquisition by Fairfax and reflect the capitalization of the Company retroactive to the beginning of the earliest period presented. Refer to Note 2(j) for a discussion of the acquisition of ORC and Note 2(l) for OARC.

     As discussed in Note 16, in March 2001 Fairfax authorized the sale of an estimated 26% of the common stock of OdysseyRe Holdings Corp. ("OdysseyRe"), a newly formed holding company, to the public in an initial public offering. Concurrent with the offering, OdysseyRe will acquire the Company and its subsidiaries for an expected cash payment of $233.6 million, a term note of $200 million and 48,000,000 shares of OdysseyRe common stock. That acquisition will be accounted for at historical cost in a manner similar to a pooling of interests. As a result, the accompanying historical financial statements of the Company will become the historical financial statements of OdysseyRe. All intercompany accounts and transactions are eliminated in consolidation. The consolidated financial statements are expressed in United States dollars.

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions, which could differ from actual results, that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Significant accounting policies followed by the Company are summarized below:

     (a) All of the Company's fixed income securities, which include bonds and notes, and equity securities, which include common stocks, are categorized as "available for sale", and are recorded at their fair value based on quoted market prices. Unrealized appreciation or depreciation of the Company's fixed income and equity securities, net of applicable deferred income taxes, is included in other comprehensive income. Unrealized losses which are deemed other than temporary are charged to operations. Short-term investments are carried at cost, which approximates fair value.

     Realized investment gains or losses are determined on the basis of average cost. Investment income is recorded as earned.

     Other invested assets include limited partnerships and are accounted for under the equity method for investments in which the Company owns greater than 3%; otherwise the cost method is used. Other invested assets also include benefit plan trust accounts which are carried at fair value.

            ODYSSEY AMERICA REINSURANCE CORPORATION AND SUBSIDIARIES

     Common stocks of affiliates are accounted for under the equity method.

     (b) Premiums are earned (net of reinsurance ceded) over the terms (typically one year) of the related insurance policies and reinsurance contracts or certificates. Unearned premium reserves are established for the unexpired portion of insurance policies and reinsurance contracts or certificates. Such unearned premium reserves are computed by pro rata methods based on statistical data or reports received from ceding companies. Premium estimates are based on statistical and other data with subsequent adjustments recorded in the period they become known. Premium adjustments on deposit contracts and audit premiums are accrued on an estimated basis throughout the contract or policy term. Prepaid reinsurance premiums are reported as assets.

     (c) Acquisition costs (net of acquisition costs ceded), consisting principally of commissions and brokerage expenses incurred on business written under insurance policies and reinsurance contracts or certificates, which are serviced by ceding companies, are deferred and amortized over the period in which the related premiums are earned. Commission adjustments are accrued based on premiums and losses recorded by the Company. Deferred acquisition costs are limited to their estimated realizable value which considers anticipated losses and loss adjustment expenses and estimated remaining costs of servicing the contracts or certificates, all based on historical experience. Realizability is determined without consideration of investment income.

     (d) The net assets acquired in excess of purchase price (ORC) and the purchase price in excess of net assets acquired (Odyssey America) are each amortized on a straight line basis over 10 years.

     (e) The reserve for unpaid losses and loss adjustment expenses is based on reports and individual case estimates received from ceding companies. Generally accepted actuarial methodologies are utilized to determine a reserve for losses incurred but not reported on the basis of historical experience and other estimates. The reserves are reviewed continually during the year and changes in estimates are reflected in operating results currently. Accordingly, losses and loss adjustment expenses are charged to income as incurred. Reinsurance recoverables on unpaid losses and loss adjustment expenses are reported as assets. The Company discounts its workers' compensation loss and loss adjustment expense reserves on a tabular basis.

     The reserves for losses and loss adjustment expenses are estimates of amounts needed to pay reported and unreported claims and related loss adjustment expenses. The estimates are based on assumptions related to the ultimate cost to settle such claims. The Company's reserves for losses and loss adjustment expenses are determined in accordance with sound actuarial practices and management believes that such reserves are adequate. The inherent uncertainties of estimating reserves are greater for reinsurers than for primary insurers, due to the diversity of development patterns among different types of reinsurance contracts and the necessary reliance on ceding companies for information regarding reported claims. As a result, there can be no assurance that the ultimate liability will not exceed amounts reserved with a resulting adverse effect on the Company.

     (f) The Company, and its United States subsidiaries, are included in the federal income tax return as part of a consolidated tax group with Fairfax Inc. and its other eligible subsidiaries. The federal income tax provision is allocated to each of the companies in the consolidated group, pursuant to a written agreement, on the basis of each company's separate return taxable income.

     Deferred federal income taxes are provided for temporary differences between the financial statement and tax bases assets and liabilities. Such differences relate principally to deferred acquisition costs, unearned premiums and unpaid losses and loss adjustment expenses.

     (g) The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

            ODYSSEY AMERICA REINSURANCE CORPORATION AND SUBSIDIARIES

     (h) The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivatives Instruments and Hedging Activities. This statement establishes accounting and reporting standards for derivative instruments, including certain instruments embedded in other contracts. It requires that all derivatives be recognized as either assets or liabilities in the balance sheet and measured at fair value. Gains or losses from changes in the derivative values are to be accounted for based on how the derivative was used and whether it qualifies for hedge accounting.

     The statement is effective for fiscal years beginning after June 15, 2000. The Company will adopt this standard effective January 1, 2001. The implementation of this standard does not have a material effect on the financial position or results of operations or cash flow of the Company.

     (i) The Company has identified its operating segments to reflect the way that management monitors and evaluates the Company's financial performance. The Company operates in three segments: Americas, EuroAsia and Newline. The presentation of segments for 1998, 1999 and 2000 is reflected in Note 15.

     (j) On May 31, 1996, Fairfax acquired all of the common stock of ORC (formerly Skandia America Reinsurance Corporation) and its wholly owned subsidiaries for $227.9 million. The acquisition was accounted for as a purchase, and on May 31, 1996, ORC had $2,168.9 million of assets and $1,857.4 million of liabilities resulting in net assets acquired in excess of purchase price (negative goodwill) of $83.5 million at the date of acquisition. Included in other liabilities in the consolidated balance sheets is the unamortized balance of net assets acquired in excess of purchase price of $53.6 million and $45.2 million at December 31, 1999 and 2000, respectively, related to this acquisition. Amortization of net assets acquired in excess of purchase price of $8.3 million is included in other income, net for the years ended December 31, 1998, 1999 and 2000.

     The Company recorded the following purchase price adjustments, gross of tax, at the date of acquisition related to ORC. A liability of $19.6 million related to unfavorable lease costs (the lease rental cost was unfavorable compared to the cost of comparable office space at the time of the acquisition) and $2.3 million of restructuring costs. In addition, ORC wrote-off $5.9 million of furniture and fixtures and leasehold improvements at purchase date against the negative goodwill. There were no other significant non-current assets at the acquisition date. A deferred tax asset related to these adjustments of $9.7 million was recorded in the balance sheet at the date of purchase.

     (k) The Company translates the financial statements of Newline to United States dollars by translating balance sheet accounts at the balance sheet date exchange rate and income statement accounts at the average exchange rate for the year. Translation gains or losses are recorded, net of deferred income taxes, as a component of comprehensive income.

     (l) On April 13, 1999, Fairfax acquired all of the common stock of Odyssey America (formerly TIG Reinsurance Company) and its wholly owned subsidiaries, UK Holdings and Newline for $646.9 million. This acquisition was accounted for as a purchase. The purchase price has been allocated to assets acquired ($2,640.9 million) and liabilities assumed ($2,019.2 million) based on estimated fair market value at the date of acquisition with the balance of $25.2 million recorded as goodwill which is being amortized over 10 years on a straight-line basis. Purchase price in excess of net assets acquired of $23.4 million and $20.9 million at December 31, 1999 and 2000, respectively, is reflected in other assets in the consolidated balance sheets. Amortization of purchase price in excess of net assets acquired of $1.8 million and $2.5 million for the years ended December 31, 1999 and 2000, respectively, is included in other income, net in the consolidated statements of operations. The operating results of Odyssey America, UK Holdings and Newline have been included in the consolidated statements of operations from the date of acquisition.

            ODYSSEY AMERICA REINSURANCE CORPORATION AND SUBSIDIARIES

     The table below reflects unaudited pro forma combined results of the company and Odyssey America as if the acquisition had taken place at the beginning of 1999:

                                                               (UNAUDITED)
                                                                  1999
                                                              -------------
                                                              (IN MILLIONS)
Revenue.....................................................     $772.6
Net earnings................................................       26.7

     Pro forma earnings per average share is $1,519 per share. In management's opinion, these unaudited pro forma amounts are not necessarily indicative of what the actual combined results of operations might have been if the acquisitions had been effective at the beginning of 1999.

     (m) Basic earnings per share are calculated by dividing net income by the weighted average number of common shares outstanding.

     (n) Payments of claims made by the Company as a reinsurer to the broker due to a reinsured company are recorded on the Company's books as a paid loss at the time the cash is disbursed. The payment is treated as a paid claim to the reinsured. Premiums due the Company from the reinsured are recorded as receivables from the reinsured until the cash is received by the Company either directly from the reinsured or from the broker.

     (o) Funds held under reinsurance treaties is an account used to record a liability from a deposit from a reinsurer or withholding of a portion of the premiums due as a guarantee that a reinsurer will meet its loss and other obligations. Interest generally accrues on withheld funds in accordance with contract terms.

            ODYSSEY AMERICA REINSURANCE CORPORATION AND SUBSIDIARIES

3.   INVESTMENTS

     The composition of the investment portfolio, which is carried at fair value, as of December 31, 1999 follows (in thousands):

                                             COST OR         GROSS           GROSS
                                            AMORTIZED      UNREALIZED      UNREALIZED        FAIR
                                               COST       APPRECIATION    DEPRECIATION      VALUE
                                            ----------    ------------    ------------    ----------
Fixed income securities:
Bonds
  United States government and government
     agencies and authorities.............  $1,414,706      $   570         $149,189      $1,266,087
  States, municipalities and political
     subdivisions.........................      33,059           10            1,227          31,842
  Foreign governments.....................      11,867           13              691          11,189
  Public utilities........................     409,314           --           33,357         375,957
  All other corporate.....................     480,921          328           44,542         436,707
                                            ----------      -------         --------      ----------
     Total fixed income securities........   2,349,867          921          229,006       2,121,782
                                            ----------      -------         --------      ----------
Equity securities:
Common stocks
  Banks, trusts and insurance companies...     141,034        4,732           24,242         121,524
  Industrial, miscellaneous and all
     other................................      42,959        9,938            1,573          51,324
                                            ----------      -------         --------      ----------
     Total common stocks, unaffiliated....     183,993       14,670           25,815         172,848
                                            ----------      -------         --------      ----------
Short-term investments:
  United States government................      49,873           --               --          49,873
  All other...............................      21,126           --               --          21,126
                                            ----------      -------         --------      ----------
     Total short-term investments.........      70,999           --               --          70,999
                                            ----------      -------         --------      ----------
     Total investments....................  $2,604,859      $15,591         $254,821      $2,365,629
                                            ==========      =======         ========      ==========

            ODYSSEY AMERICA REINSURANCE CORPORATION AND SUBSIDIARIES

     The composition of the investment portfolio, which is carried at fair value, as of December 31, 2000 follows (in thousands):

                                             COST OR         GROSS           GROSS
                                            AMORTIZED      UNREALIZED      UNREALIZED        FAIR
                                               COST       APPRECIATION    DEPRECIATION      VALUE
                                            ----------    ------------    ------------    ----------
Fixed income securities:
Bonds
  United States government and government
     agencies and authorities.............  $1,078,581      $11,076         $10,156       $1,079,501
  States, municipalities and political
     subdivisions.........................      12,484          178             200           12,462
  Foreign governments.....................      40,774        1,078             229           41,623
  Public utilities........................     419,724           97          14,911          404,910
  All other corporate.....................     603,798        3,994          27,062          580,730
                                            ----------      -------         -------       ----------
     Total fixed income securities........   2,155,361       16,423          52,558        2,119,226
                                            ----------      -------         -------       ----------
Equity securities:
Common stocks
  Banks, trusts and insurance companies...      35,415        6,483           1,665           40,233
  Industrial, miscellaneous and all
     other................................      14,143        2,935           2,784           14,294
                                            ----------      -------         -------       ----------
     Total common stocks, unaffiliated....      49,558        9,418           4,449           54,527
                                            ----------      -------         -------       ----------
Short-term investments:
  United States government................     161,299           --              --          161,299
  All other...............................      35,263           --              --           35,263
                                            ----------      -------         -------       ----------
     Total short-term investments.........     196,562           --              --          196,562
                                            ----------      -------         -------       ----------
     Total investments....................  $2,401,481      $25,841         $57,007       $2,370,315
                                            ==========      =======         =======       ==========

     The fair value of fixed income and equity securities are based on the quoted market prices of the investments as of the close of business on December 31 of the respective years.

     The amortized cost and fair value (both in thousands) of fixed income securities as of December 31, 2000, by contractual maturity, are shown below. Actual maturities may differ from maturities shown below due to the existence of call features or put features. In the case of securities that are subject to early call by the issuer, the actual maturity will be shorter than the contractual maturity used below if the issuer exercises its call feature. Total securities subject to call represent 3% of total fair value. In the case of securities containing put features, the actual maturity shown below will be longer than the put date maturity used below if the investor elects not to exercise its put feature but to hold the security to its final maturity date. Total securities containing the put feature represent 47% of total fair value (in thousands).

                                                              AMORTIZED        FAIR
                                                                 COST         VALUE
                                                              ----------    ----------
Due in one year or less.....................................  $   15,480    $   15,198
Due after one year through five years.......................     361,974       362,109
Due after five years through ten years......................   1,578,407     1,562,541
Due after ten years.........................................     199,500       179,378
                                                              ----------    ----------
  Total fixed income........................................  $2,155,361    $2,119,226
                                                              ==========    ==========

            ODYSSEY AMERICA REINSURANCE CORPORATION AND SUBSIDIARIES

     The components of net investment income for the years ended December 31, 1998, 1999 and 2000 follows (in thousands):

                                                               1998        1999        2000
                                                              -------    --------    --------
Interest on fixed income securities.........................  $65,799    $124,012    $131,687
Dividends on equity securities..............................    1,279      10,167       4,839
Interest on short-term investments..........................    3,925       7,096      11,530
Other.......................................................   (1,278)      1,143       7,416
                                                              -------    --------    --------
  Gross investment income...................................   69,725     142,418     155,472
Investment expenses.........................................    4,954       4,334       5,963
Interest on funds held under reinsurance contracts..........    1,932      16,915      22,916
                                                              -------    --------    --------
  Net investment income.....................................  $62,839    $121,169    $126,593
                                                              =======    ========    ========

     The proceeds from the sales of investments were $1.2 billion, $1.4 billion and $0.8 billion for the years ended December 31, 1998, 1999 and 2000.

     The components of gross and net realized investment gains (losses) for the years ended December 31, 1998, 1999 and 2000 follows (in thousands):

                                                               1998        1999        2000
                                                              -------    --------    --------
Fixed income securities:
  Gains.....................................................  $49,362    $ 14,036    $  4,799
  Losses....................................................      632      16,402      16,525
                                                              -------    --------    --------
     Net....................................................   48,730      (2,366)    (11,726)
                                                              -------    --------    --------
Equity securities:
  Gains.....................................................    8,061      11,387      38,069
  Losses....................................................    4,046       3,083         724
                                                              -------    --------    --------
     Net....................................................    4,015       8,304      37,345
                                                              -------    --------    --------
Other securities:
  Gains.....................................................      746         881         282
  Losses....................................................       --       2,036       2,290
                                                              -------    --------    --------
     Net....................................................      746      (1,155)     (2,008)
                                                              -------    --------    --------
Total realized gains (losses):
  Gains.....................................................   58,169      26,304      43,150
  Losses....................................................    4,678      21,521      19,539
                                                              -------    --------    --------
     Net....................................................  $53,491    $  4,783    $ 23,611
                                                              =======    ========    ========

     Included in gross losses for the years ended December 31, 1999 and 2000, is $2.1 million and $11.4 million, respectively, related to realized losses on the other than temporary write-down of certain fixed income and equity securities.

            ODYSSEY AMERICA REINSURANCE CORPORATION AND SUBSIDIARIES

     Changes in unrealized net appreciation (depreciation) on investments, and the related tax effect, for the years ended December 31, 1998, 1999 and 2000 follows (in thousands):

                                                               1998        1999         2000
                                                             --------    ---------    --------
Fixed income securities....................................  $(26,485)   $(242,976)   $191,950
Equity securities..........................................   (14,960)     (14,677)     16,113
Other invested assets......................................        12         (267)        241
                                                             --------    ---------    --------
  Subtotal.................................................   (41,433)    (257,920)    208,304
Provision (benefit) for deferred income taxes..............    14,502       90,272     (72,906)
                                                             --------    ---------    --------
  Net change in unrealized net appreciation (depreciation)
     of investments reflected in stockholders' equity......  $(26,931)   $(167,648)   $135,398
                                                             ========    =========    ========

     Fixed income securities carried at $195.7 million as of December 31, 2000 were on deposit with various state regulatory authorities to comply with insurance laws.

     During October 1997, the Company purchased a Japanese yen forward sale contract for an amount of 650 million Japanese yen at a forward rate of 96.7 yen to provide a hedge against investments the Company owns in Japanese yen. The U.S. dollar notional value is $6.7 million and the discount is $1.4 million. The fair value of the contract of $0.5 million at December 31, 2000, is based on the difference between the actual exchange rate on the date of valuation and the discounted notional value of the contract, adjusted for the amortization of the discount on a straight-line basis over the term of the contract. The Company believes that any fluctuations in its Japanese investments will not have a material effect on the financial statements. The Company does not anticipate a significant difference in the valuation of this contract as a result of the implementation of SFAS No. 133.

     Common stocks, affiliated as of December 31, 2000, include the Company's investments in TRG Holding Corporation (27.5% owned by Fairfax and its affiliates, including 13.0% owned by the Company), The Hub Group Limited (41.7% owned by Fairfax and its affiliates, including 22.6% owned by the Company) and Zenith National Insurance Corporation (39.0% owned by Fairfax and its affiliates, including 1.3% owned by the Company).

4.   RETROCESSIONS

     The Company utilizes retrocessional agreements principally to increase aggregate premium capacity, to reduce and spread the risk of loss on insurance and reinsurance underwritten and to limit its exposure with respect to multiple claims arising from a single occurrence. There is a contingent liability with respect to reinsurance which would become an ultimate liability of the Company in the event that such reinsuring companies are unable, at some later date, to meet their obligations under the reinsurance agreements in force. Reinsurance recoverables are recorded as assets, based on the Company's evaluation of the retrocessionaires' ability to meet their obligations under the retrocession agreement. Premiums written and earned are stated net of reinsurance ceded in the consolidated statement of operations. Direct, assumed, ceded and net amounts (in thousands and inclusive of amounts in Note 5) for these items follows:

                                                                      1998
                                                   -------------------------------------------
                                                   DIRECT     ASSUMED      CEDED        NET
                                                   -------    --------    --------    --------
Premiums written.................................  $ 5,934    $266,041    $ 59,217    $212,758
Premiums earned..................................    3,519     262,001      48,954     216,566

            ODYSSEY AMERICA REINSURANCE CORPORATION AND SUBSIDIARIES

                                                                      1999
                                                   -------------------------------------------
                                                   DIRECT     ASSUMED      CEDED        NET
                                                   -------    --------    --------    --------
Premiums written.................................  $28,398    $626,120    $151,896    $502,622
Premiums earned..................................   33,725     639,693     165,010     508,408

                                                                      2000
                                                   -------------------------------------------
                                                   DIRECT     ASSUMED      CEDED        NET
                                                   -------    --------    --------    --------
Premiums written.................................  $78,223    $783,943    $160,832    $701,334
Premiums earned..................................   64,744     771,409     154,322     681,831

     The Company has established a reserve for potentially uncollectible reinsurance recoverables. The reserve is based upon an evaluation of each retrocessionaire and estimates related to collectibility of individual balances. The reserve as of December 31, 1999 and 2000 was $29.9 million, and has been netted against reinsurance recoverable on loss payments.

     The Company markets its reinsurance products worldwide primarily through reinsurance brokers as well as directly to its customers. Five reinsurance brokerage firms accounted for 68%, 66% and 64% of net premiums written for the years ended December 31, 1998, 1999, and 2000, respectively, in the Americas division. Loss of all or a substantial portion of the business provided by these brokers could have a material adverse effect on us.

     ORC is the beneficiary of a stop loss reinsurance agreement with ORC Ltd., a wholly owned subsidiary of Fairfax (the "1995 Stop Loss Agreement"). Pursuant to the agreement, ORC ceded premium of $60.5 million for an aggregate limit of $175 million in excess of its December 31, 1995 reserves for unpaid losses and allocated loss adjustment expenses and potentially uncollectible reinsurance recoverables. ORC Ltd. has agreed to settle amounts ceded under the contract in excess of the premiums paid on an incurred basis. Ceded losses and loss adjustment expenses incurred for the years ended December 31, 1998, 1999, and 2000 of $21.3 million, $17.6 million and $16.0 million respectively, related to the stop loss agreement are included in the accompanying statements of operations and Note 5. Reinsurance recoverable on unpaid losses related to this agreement of $70.0 million and $86.0 million as of December 31, 1999 and 2000, respectively, are reflected in the accompanying balance sheets.

     Odyssey America has purchased whole account stop loss retrocessional protection related to its 1994 and 1996 through 2000 results on an underwriting year basis. The contracts provide loss recovery in excess of a contractual ratio of incurred losses and acquisition costs as a percentage of earned.

     The Company has unsecured reinsurance recoverables from Equitas for losses paid, or unpaid, including IBNR, loss adjustment expenses and unearned premium, in excess of 5% of stockholders' equity for the years ended December 31, 1999 and 2000 in the amount of $45.5 million and $50.0 million, respectively.

            ODYSSEY AMERICA REINSURANCE CORPORATION AND SUBSIDIARIES

5.   RELATED PARTY TRANSACTIONS

     The Company and its subsidiaries have entered into various reinsurance arrangements with their affiliates. The approximate amounts included in (deducted from) income, expense, assets and liabilities in the accompanying consolidated financial statements, with respect to reinsurance assumed and ceded follows (in thousands):

                                                               1998        1999        2000
                                                              -------    --------    --------
Assumed:
Premiums written............................................  $ 7,439    $ 17,457    $ 19,223
Premiums earned.............................................    7,327      25,411      23,682
Losses and loss adjustment expenses (benefits)..............   16,740      29,772      (8,202)
Acquisition costs...........................................      788       6,031       7,082
Reinsurance balances receivable.............................    1,366       4,350       1,043
Unpaid losses and loss adjustment expenses..................   12,514     260,938     201,164
Unearned premiums...........................................      332       4,965       7,392
Ceded:
Premiums written............................................   13,086       6,535       5,786
Premiums earned.............................................    5,226      11,278      10,584
Losses and loss adjustment expenses.........................    3,620      24,677      24,323
Acquisition costs...........................................    3,973       1,905       1,447
Reinsurance balances payable................................    6,843       4,877       1,051
Reinsurance recoverable on loss payments....................      233       7,881       2,672
Reinsurance recoverable on unpaid losses....................    4,225      80,822     100,283
Prepaid reinsurance premiums................................       --       4,439         124

     Investment management agreements have been entered into between the Company and its subsidiaries and Hamblin Watsa Investment Counsel, Ltd., Inc. ("Hamblin Watsa"), a wholly owned subsidiary of Fairfax. Pursuant to the agreements, basic and incentive fees, based upon total invested assets, are paid to Hamblin Watsa. For the years ended December 31, 1998, 1999 and 2000, $1.2 million, $2.3 million and $2.3 million, respectively, of such fees are included in investment expenses.

     The Company paid administrative fees to Fairfax for services provided to the Company. For the years ended December 31, 1998, 1999 and 2000, $2.8 million, $1.7 million and $2.8 million, respectively, of administration fees were incurred.

     Current federal and foreign income taxes are recoverable from Fairfax Inc. of $11.2 million as of December 31, 1999 and $8.0 million as of December 31, 2000.

     Included in the consolidated balance sheets are amounts receivable related to expense sharing arrangements with the parent and affiliates of $8.5 million and $.9 million as of December 31, 1999 and 2000, respectively, and payable to parent, subsidiaries and affiliates of $3.8 million and $4.5 million as of December 31, 1999 and 2000, respectively.

     Management believes that the revenues and expenses related to the transactions with affiliated entities would not be materially different if such transactions were with unaffiliated entities.

            ODYSSEY AMERICA REINSURANCE CORPORATION AND SUBSIDIARIES

6.   ACCUMULATED OTHER COMPREHENSIVE INCOME

     The following table shows the components of the change in accumulated other comprehensive income for years ending December 31, 1999 and 2000 (in thousands):

                                                                1999         2000
                                                              ---------    ---------
Beginning balance of accumulated other comprehensive income
  (loss)....................................................  $   9,229    $(153,868)
                                                              ---------    ---------
Beginning balance of foreign currency translation
  adjustments...............................................     (2,551)       2,000
Ending balance of foreign currency translation
  adjustments...............................................      2,000        2,480
                                                              ---------    ---------
Current period change in foreign currency translation
  adjustments...............................................      4,551          480
                                                              ---------    ---------
Beginning balance of unrealized net gains (losses) on
  securities................................................     11,780     (155,868)
Ending balance of unrealized net losses on securities.......   (155,868)     (20,470)
                                                              ---------    ---------
Current period change in unrealized net gains (losses) on
  securities................................................   (167,648)     135,398
                                                              ---------    ---------
Current period change in accumulated other comprehensive
  (loss) income.............................................   (163,097)     135,878
                                                              ---------    ---------
Ending balance of accumulated other comprehensive loss......  $(153,868)   $ (17,990)
                                                              =========    =========

     The components of comprehensive income for the periods ending December 31, 1998, 1999, and 2000 are shown in the following table (in thousands):

                                                               1998        1999         2000
                                                             --------    ---------    --------
Net income.................................................  $ 68,465    $  56,034    $ 54,791
                                                             --------    ---------    --------
Other comprehensive income, before tax
  Foreign currency translation adjustment..................     3,360        4,344        (152)
  Unrealized (losses) gains on securities arising during
     the period............................................   (13,940)    (244,728)    127,242
  Less: reclassification adjustment for realized (losses)
     gains included in net income..........................   (27,494)     (13,192)     81,062
                                                             --------    ---------    --------
  Other comprehensive (loss) income, before tax............   (38,074)    (253,576)    208,152
                                                             --------    ---------    --------
Tax (expense) benefit from foreign currency translation....       (65)         207         632
Tax (benefit) expense from unrealized gains (losses)
  arising during the period................................     4,879       85,655     (44,534)
Tax benefit (expense) from realized gains (losses) included
  in net income............................................     9,623        4,617     (28,372)
                                                             --------    ---------    --------
Total tax benefit (expense)................................    14,437       90,479     (72,274)
                                                             --------    ---------    --------
Other comprehensive (loss) income, net of tax..............   (23,637)    (163,097)    135,878
                                                             --------    ---------    --------
Comprehensive income (loss)................................  $ 44,828    $(107,063)   $190,669
                                                             ========    =========    ========

            ODYSSEY AMERICA REINSURANCE CORPORATION AND SUBSIDIARIES

7.   EARNINGS PER SHARE

     Net income per common share has been computed in the following table based upon weighted average common shares outstanding:

                                                               1998       1999       2000
                                                              -------    -------    -------
Net income (in thousands)...................................  $68,465    $56,034    $54,791
                                                              -------    -------    -------
Weighted average common shares outstanding
Weighted average shares outstanding -- Basic................   16,700     17,581     20,875
Effect of dilutive shares...................................       --         --         --
                                                              -------    -------    -------
Weighted average shares outstanding -- diluted..............   16,700     17,581     20,875
                                                              =======    =======    =======
Net income per common share:
  Basic.....................................................  $ 4,100    $ 3,187    $ 2,625
                                                              =======    =======    =======
  Diluted...................................................  $ 4,100    $ 3,187    $ 2,625
                                                              =======    =======    =======

8.   EMPLOYEE BENEFITS

     The Company maintains a qualified, noncontributory, defined benefit pension plan (the Plan) covering substantially all employees who have reached age twenty-one and who have completed one year of service. Contributions to the Plan are based on the maximum amounts that can be deducted for federal income tax purposes using actuarial cost methods and assumptions different from those used for financial reporting.

     The amortization period for unrecognized pension costs and credits, including prior service costs, if any, and actuarial gains and losses, is based on the remaining service period for those employees expected to receive pension benefits. Actuarial gains and losses result when actual experience differs from that assumed or when actuarial assumptions are changed.

     The following tables set forth the Plan's funded status and amounts recognized in the Company's consolidated financial statements as of December 31, 1999 and 2000 (in thousands):

            ODYSSEY AMERICA REINSURANCE CORPORATION AND SUBSIDIARIES

     The following table summarized the status of these plans:

                                                               1999       2000
                                                              -------    -------
Change in projected benefit obligation:
  Benefit obligation at beginning of year...................  $24,025    $22,806
  Service cost..............................................    1,201      1,090
  Interest cost.............................................    1,606      1,690
  Actuarial gain............................................   (3,474)    (4,191)
  Benefit paid..............................................     (607)      (842)
  Other.....................................................       55       (585)
                                                              -------    -------
  Benefit obligation at end of year.........................  $22,806    $19,968
                                                              =======    =======
  Change in discount rate...................................      .75%       .25%
                                                              =======    =======
Change in plan assets:
  Fair value of plan assets at beginning of year............  $20,112    $19,656
  Actual return on plan assets..............................      (33)     1,398
  Actual contributions during the year......................      184        680
  Benefits paid.............................................     (607)      (842)
                                                              -------    -------
  Fair value of plan assets at end of year..................  $19,656    $20,892
                                                              =======    =======
  Funded status.............................................  $(3,150)   $   925
  Unrecognized prior service cost...........................       55       (535)
  Unrecognized net (gain)...................................   (4,110)    (8,046)
                                                              -------    -------
  (Accrued) pension cost....................................  $(7,205)   $(7,656)
                                                              =======    =======

     Net periodic pension cost included the following components (in thousands):

                                                               1998       1999      2000
                                                              -------    ------    ------
Service cost................................................  $   993    $1,201    $1,090
Interest cost...............................................    1,542     1,606     1,690
Return on assets............................................   (1,469)   (1,344)   (1,479)
Net amortization and deferral...............................     (188)       --      (168)
                                                              -------    ------    ------
  Net pension cost..........................................  $   878    $1,463    $1,133
                                                              =======    ======    ======
Weighted average discount rate..............................     6.75%     7.50%     7.75%
Rate of increase of future compensation levels..............     5.63%     5.73%     5.80%
Expected long term rate of return on Plan assets............     6.75%     7.50%     7.75%

     The Company also maintains non-qualified excess benefit plans that provide officers and certain employees with defined retirement benefits in excess of qualified plan limits imposed by federal tax law. The following tables set forth the amounts recognized in the Company's consolidated financial statements as of December 31, 1999 and 2000 (in thousands):

            ODYSSEY AMERICA REINSURANCE CORPORATION AND SUBSIDIARIES

     The following table summarized the status of these plans:

                                                               1999       2000
                                                              -------    -------
Change in projected benefit obligation:
  Benefit obligation at beginning of year...................  $ 8,373    $ 7,995
  Service cost..............................................      216        307
  Interest cost.............................................      539        573
  Actuarial gain............................................     (631)      (150)
  Benefit paid..............................................     (502)      (547)
                                                              -------    -------
  Benefit obligation at end of year.........................  $ 7,995    $ 8,178
                                                              =======    =======
  Change in discount rate...................................      .75%       .25%
                                                              =======    =======
Change in plan assets:
  Fair value of plan assets at beginning of year............  $    --    $    66
  Actual contributions during the year......................      568        555
  Benefits paid.............................................     (502)      (547)
                                                              -------    -------
  Fair value of plan assets at end of year..................  $    66    $    74
                                                              =======    =======
  Funded status.............................................  $(7,929)   $(8,104)
  Unrecognized transition obligation........................      486        417
  Unrecognized net (gain)...................................    1,140        931
                                                              -------    -------
  (Accrued) pension cost....................................  $(6,303)   $(6,756)
                                                              =======    =======

     Net periodic pension cost included the following components:

                                                              1998    1999     2000
                                                              ----    ----    ------
Service cost................................................  $162    $216    $  307
Interest cost...............................................   557     539       573
Recognized net actuarial (gain)/loss........................    71      73        72
Net amortization and deferral...............................    69      69        55
                                                              ----    ----    ------
  Net pension cost..........................................  $859    $897    $1,007
                                                              ====    ====    ======
Weighted average discount rate..............................  7.50%   7.50%     7.50%

     The Company established a trust fund, included in other invested assets, in the amount of $4.6 million and $5.1 million as of December 31, 1999 and 2000, respectively, related to the non-qualified plans.

     Certain employees of the Company have been granted shares of restricted common stock under the Fairfax Restricted Share Plan. The restricted stock vests over a three to ten year period. The Company has reflected $0.5 million of expense in the year ended December 31, 2000, which represents the vested portion of the restricted stock.

     The Company also maintains a defined contribution profit sharing plan for all eligible employees. Each year the board of directors may authorize payment of an amount equal to a percentage of each participant's basic annual earnings based on the experience of the Company for that year. These amounts are credited to the employee's account maintained by an insurance carrier, which has contracted to provide benefits under the plan. No contributions were made in 1998, 1999 and 2000.

     The Company also maintains a deferred compensation plan pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended. Employees may contribute up to 10% of annual compensation on a

            ODYSSEY AMERICA REINSURANCE CORPORATION AND SUBSIDIARIES pre-tax basis. The Company contributes an amount equal to two-thirds of each employee's pre-tax contribution up to the first 6% of pay. The maximum matching contribution is 4% of pay with certain government mandated restrictions on contributions to highly compensated employees. The Company contributed $0.3 million, $0.3 million and $0.8 million to this plan in 1998, 1999 and 2000, respectively.

     The Company provides certain health care and life insurance ("postretirement") benefits for retired employees. Substantially all employees may become eligible for these benefits if they reach retirement age while working for the Company. The Company's cost for providing postretirement benefits other than pensions is accounted for in accordance with SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions". The accumulated unfunded liability, included in other liabilities, is $4.3 million and $4.5 million as of December 31, 1999 and 2000, respectively. The following tables set forth the amounts recognized in the Company's consolidated financial statements as of December 31, 1999 and 2000 (in thousands):

     The following table summarized the status of this plan:

                                                               1999      2000
                                                              ------    ------
Change in projected benefit obligation:
  Benefit obligation at beginning of year...................  $6,009    $6,341
  Service cost..............................................     340       342
  Interest cost.............................................     400       300
  Actuarial gain............................................    (212)   (2,410)
  Benefit paid..............................................    (196)     (176)
  Other.....................................................      --        10
                                                              ------    ------
  Benefit obligation at end of year.........................  $6,341    $4,407
                                                              ======    ======
  Change in discount rate...................................     .75%       --
                                                              ======    ======

                                                               1999       2000
                                                              -------    -------
  Funded status.............................................  $(6,341)   $(4,407)
  Unrecognized prior service cost...........................      554        429
  Unrecognized net (gain)...................................      386     (2,490)
                                                              -------    -------
  (Accrued) pension cost....................................  $(5,401)   $(6,468)
                                                              =======    =======

     Net Periodic pension cost included the following components:

                                                              1998    1999    2000
                                                              ----    ----    ----
Service cost................................................  $318    $340    $342
Interest cost...............................................   360     400     300
Net amortization and deferral...............................   137     160     (12)
                                                              ----    ----    ----
  Net pension cost..........................................  $815    $900    $630
                                                              ====    ====    ====
Weighted average discount rate..............................  6.75%   7.50%   7.50%
Rate of increase of future compensation levels..............  6.00%   6.00%   6.00%

     The annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is assumed to be 10% in 2000 and thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point would increase the accumulated postretirement benefit obligation by $0.7 million and the service and interest cost components of net periodic postretirement benefit costs by $0.1 million for 2000.

            ODYSSEY AMERICA REINSURANCE CORPORATION AND SUBSIDIARIES

Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation and the service and interest cost components of net periodic postretirement benefit cost for 2000 by $0.5 million and $0.1 million respectively. The discount rate used in determining the accumulated postretirement benefit obligation was 7.5% at December 31, 2000 and 1999.

9.   FEDERAL AND FOREIGN INCOME TAXES

     Pre-tax operating income from domestic companies was $102.6 million, $84.9 million and $98.8 million in 1998, 1999 and 2000, respectively. Pre-tax operating loss from foreign operations was $2.0 million, $5.3 million and $18.2 million in 1998, 1999 and 2000, respectively.

     During 1999, the Company reflected a current tax benefit resulting from the utilization of net operating tax loss carrybacks, receipt of a tax settlement from prior years and a true up of its estimate of prior year's taxes.

     The components of the federal and foreign income tax provision (benefit) follows (in thousands):

                                                               1998       1999       2000
                                                              -------    -------    -------
Current:
  United States.............................................  $30,702    $(2,883)   $22,587
  Foreign...................................................    1,041         --         --
                                                              -------    -------    -------
     Total current income taxes.............................   31,743     (2,883)    22,587
                                                              -------    -------    -------
Deferred:
  United States.............................................    1,145     26,409      3,208
  Foreign...................................................     (761)        --         --
                                                              -------    -------    -------
     Total deferred income taxes............................      384     26,409      3,208
                                                              -------    -------    -------
     Total federal and foreign income tax provision.........  $32,127    $23,526    $25,795
                                                              =======    =======    =======

     Deferred federal and foreign income taxes reflect the tax impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Components of deferred federal and foreign income tax assets (liabilities) follows (in thousands):

                                                                1999        2000
                                                              --------    --------
Unpaid losses and loss adjustment expenses..................  $114,065    $ 97,672
Unearned premiums...........................................    13,797      15,368
Reserve for potentially uncollectible balances..............    10,766      10,776
Pension accrual.............................................     7,589       7,589
Other.......................................................    41,234      55,972
                                                              --------    --------
  Total deferred tax assets.................................   187,451     187,377
                                                              --------    --------
Deferred acquisition costs..................................    19,838      20,982
Reinsurance balances receivable.............................     7,937          --
Other.......................................................    40,764       3,798
                                                              --------    --------
  Total deferred tax liabilities............................    68,539      24,780
                                                              --------    --------
Net deferred tax assets.....................................   118,912     162,597
  Deferred tax on unrealized net depreciation of
     investments............................................    83,928      11,022
                                                              --------    --------
Deferred federal and foreign income tax assets..............  $202,840    $173,619
                                                              ========    ========

            ODYSSEY AMERICA REINSURANCE CORPORATION AND SUBSIDIARIES

     Other deferred tax liability in the table above relates to U.S. treasury bonds held by Odyssey America which had a low tax basis due to a Section 338(h)(10) election made in 1993.

     Management believes that it is more likely than not that the Company will realize the benefits of its net deferred tax assets and, accordingly, no valuation allowance has been recorded for the periods presented.

     The following table reconciles federal and foreign income taxes at the statutory federal income tax rate to the Company's tax provision (benefit) (in thousands):

                                            1998                  1999                  2000
                                     ------------------    ------------------    ------------------
                                                 % OF                  % OF                  % OF
                                                PRE-TAX               PRE-TAX               PRE-TAX
                                     AMOUNT     INCOME     AMOUNT     INCOME     AMOUNT     INCOME
                                     -------    -------    -------    -------    -------    -------
Income taxes computed on pre-tax
  operating income...............    $35,208     35.0%     $27,846     35.0%     $28,206     35.0%
Increase (decrease) in income
  taxes resulting from:
Dividend received deduction and
  tax-exempt income..............       (551)    (0.5)      (3,348)    (4.2)        (792)    (1.0)
Amortization of purchase price...     (2,921)    (2.9)      (2,298)    (2.9)      (2,041)    (2.5)
Foreign taxes, net
  Other, net.....................        391      0.4        1,326      1.7          422      0.5
                                     -------     ----      -------     ----      -------     ----
Total federal and foreign income
  tax provision..................    $32,127     32.0%     $23,526     29.6%     $25,795     32.0%
                                     =======     ====      =======     ====      =======     ====

     Under its tax sharing agreement the Company paid federal and foreign income taxes of $26.6 million and $27.9 million in 1998 and 1999, respectively and recovered federal and foreign income taxes of $9.4 million in 2000.

     During 2000, the Company sold fixed income securities with a discounted tax basis, which was reflected above as other deferred tax liability in 1999. Such sale resulted in a potential tax liability of $45.9 million payable to Fairfax. This tax liability was forgiven by Fairfax and has been reflected as a capital contribution in 2000.

10. COMMITMENTS AND CONTINGENCIES

     The Company and its subsidiaries lease office space and furniture and equipment under long-term leases expiring through the year 2010. Minimum annual rentals follow (in thousands):

2001........................................................  $ 4,197
2002........................................................    4,114
2003........................................................    4,600
2004........................................................    4,601
2005........................................................    4,496
2006 and thereafter.........................................    9,621
                                                              -------
  Total.....................................................  $31,629
                                                              =======

     The amounts above are reduced by space subleased to other companies providing for an aggregate minimum rental recovery of $5.0 million.

            ODYSSEY AMERICA REINSURANCE CORPORATION AND SUBSIDIARIES

     Rental expense, before sublease income, under these operating leases was $7.4 million, $11.7 million and $9.2 million in 1998, 1999 and 2000, respectively. The Company recovered $2.3 million, $3.4 million and $4.0 million in 1998, 1999 and 2000, respectively, from subleases.

     ORC has agreed to allow Ranger Insurance Company ("Ranger"), a subsidiary of Fairfax, to attach an assumption of liability endorsement to its policies where required. The agreement applies to endorsements issued from July 1, 1999 to the termination of the agreement. The agreement will terminate upon Ranger receiving an A.M. Best rating of A- or better, Ranger ceasing to be under the control of Fairfax, or either party giving the other party 30 days notice. Following termination of the agreement, ORC will remain liable for any losses occurring prior to the effective date of the termination, pursuant to the terms of the endorsements. Fairfax has agreed to indemnify ORC for any obligation under this agreement.

     Odyssey America has agreed, as of July 14, 2000, to guarantee the performance of all of the insurance and reinsurance contract obligations, whether incurred before or after the agreement, of Compagnie Transcontinentale de Reassurance ("CTR"), an affiliate, in the event CTR becomes insolvent and CTR is not otherwise indemnified under its guarantee agreement with a Fairfax affiliate. Odyssey America may terminate the guarantee on not less than three months notice prior to December 31 in any year, but will remain ultimately liable for contracts entered into by CTR before such termination. Odyssey America anticipates that CTR will meet all of its obligations in the normal course of business and does not anticipate making any payments under this guarantee. Odyssey America intends to terminate the guarantee effective December 31, 2001. This guarantee was entered into as part of the redeployment of CTR's business to Odyssey America. Fairfax has agreed to indemnify Odyssey America for all obligations under this guarantee.

     Through UK Holdings, Odyssey America became a limited liability participant in the Lloyd's market in 1997. In order to continue underwriting at Lloyd's, the Company has established a clean irrevocable letter of credit in favor of the Society and Council of Lloyd's. At December 31, 2000, the letter of credit was valued at L57.5 million ($85.9 million) and was collateralized by $95.6 million of the Company's investment securities at statement value. The letter of credit effectively secures the future contingent obligations of UK Holdings should Lloyd's underwriting syndicate in which the Company participates incur net losses. The Company's contingent liability to the Society and Council of Lloyd's is limited to the amount of the letter of credit.

     The Company has been named as defendant in various litigations in the ordinary course of business. In management's opinion, the outcome of these suits, individually or collectively, is not likely to result in judgments which would be material to the financial condition or results of operations or cash flow of the Company.

11. DIVIDEND RESTRICTIONS, STATUTORY INFORMATION AND CAPITALIZATION

     The Company, through its subsidiaries, is subject to state regulatory restrictions which limit the maximum amount of dividends payable. The Company must obtain approval of the Insurance Commissioner of the State of Connecticut in order to pay in any 12-month period, "extraordinary" dividends which are defined as the greater of 10% of statutory capital and surplus as of the prior year end or net income for such prior year. Connecticut law further provides that (i) the Company must report to the Connecticut Commissioner, for informational purposes, all dividends and other distributions within five business days after the declaration thereof and at least ten days prior to payment and (ii) the Company may not pay any dividend or distribution in excess of its earned surplus, as reflected in its most recent statutory annual statement on file with the Connecticut Commissioner, without such Commissioner's approval.

     The Company paid total dividends during 1999 and 2000 of $118.3 million and $85.0 million, respectively. The maximum amount of dividend which may be paid in 2001 without prior approval is $35.0 million.

            ODYSSEY AMERICA REINSURANCE CORPORATION AND SUBSIDIARIES

     The following is the consolidated statutory basis net income (loss) and policyholders' surplus of Odyssey America and its subsidiaries, for the years ended and as of December 31, 1998, 1999 and 2000 (in thousands):

                                                               1998        1999        2000
                                                             --------    --------    --------
Net income.................................................  $ 60,863    $ 45,601    $ 95,026
Policyholders' surplus.....................................   381,564     855,835     853,008

     In 1998, the National Association of Insurance Commissioners ("NAIC") adopted the Codification of Statutory Accounting Principles ("the Codification") guidance, which will replace the current Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting. The Codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in some areas. The Connecticut and Delaware Insurance Departments have adopted the Codification guidance, effective January 1, 2001. The Company is in the process of estimating the potential effect of the Codification guidance on its statutory financial statements.

     The statutory provision for potentially uncollectible reinsurance recoverables due from unauthorized companies is reduced to the extent collateral is held by ORC or Hudson. Pursuant to indemnification agreements between Fairfax Inc. and ORC and Hudson, Fairfax Inc. provides letters of credit (LOC) and/or cash in respect of uncollateralized balances due from unauthorized reinsurers. The use of such collateral provided by Fairfax Inc. is a permitted accounting practice approved by the Insurance Department of the State of Delaware.

     As of December 31, 1999 and 2000, $10.9 million and $7.3 million, respectively, of statutory funds held under reinsurance contracts related to cash collateral provided by Fairfax Inc. in regard to the above mentioned indemnification agreements. Fairfax Inc. has also provided a $25.0 million LOC to ORC and a $2.0 million LOC to Hudson as of December 31, 2000, of which approximately $20.6 million has been used as collateral in regard to the indemnification agreements. The indemnification agreements do not affect the reinsurance recoverable balances as reported in the accompanying consolidated financial statements.

12. FINANCIAL GUARANTEE REINSURANCE

     The Company's assumed financial guarantee reinsurance exposure to loss, in the event of nonperformance by the underlying insured and assuming underlying collateral proved to be of no value, was $215.0 million and $173.0 million as of December 31, 1999 and 2000, respectively. It is the responsibility of the ceding insurer to collect and maintain collateral under financial guarantee reinsurance.

     As of December 31, 2000 such reinsurance in-force had a remaining maturity term of 1 to 34 years. The approximate distribution of the estimated debt service (principal and interest) of bonds, by type and unearned premiums, for 1999 and 2000 follows (in millions):

                                                              1999    2000
                                                              ----    ----
Municipal obligations:
  General obligation bonds..................................  $ 77    $ 65
  Special revenue bonds.....................................   103      85
  Industrial development bonds..............................    26      18
Corporate obligations.......................................     8       5
                                                              ----    ----
  Total.....................................................  $214    $173
                                                              ====    ====
Unearned premiums...........................................  $1.3    $1.1
                                                              ====    ====

            ODYSSEY AMERICA REINSURANCE CORPORATION AND SUBSIDIARIES

     The Company has not been provided with a geographic distribution of the debt service from all of its cedants. The following table summarizes the information which has been received by the Company from its cedants:

                                                                  2000
STATE                                                         DEBT SERVICE
-----                                                         ------------
Florida.....................................................     $ 22.9
Illinois....................................................       11.3
New York....................................................       10.2
Texas.......................................................       10.1
California..................................................        8.1
Kentucky....................................................        7.8
Arizona.....................................................        6.6
New Jersey..................................................        6.2
Mississippi.................................................        5.8
Pennsylvania................................................        5.5
                                                                 ------
  Subtotal..................................................       94.5
States less than $5 million exposure per State..............       53.3
Geographic information not available........................       25.2
                                                                 ------
TOTAL.......................................................     $173.0
                                                                 ======

13. UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

     Activity in the liability for unpaid losses and loss adjustment expenses follows (in thousands):

                                                            1998          1999          2000
                                                         ----------    ----------    ----------
Gross unpaid losses and loss adjustment expenses,
  beginning of year....................................  $1,238,250    $1,176,292    $2,569,895
  Less ceded unpaid losses and loss adjustment
     expenses..........................................     394,314       357,824       738,368
                                                         ----------    ----------    ----------
  Net unpaid losses and loss adjustment expenses,
     beginning of year.................................     843,936       818,468     1,831,527
                                                         ----------    ----------    ----------
Acquisition of Odyssey America -- net unpaid losses and
  loss adjustment expenses.............................          --     1,169,956            --
  Losses and loss adjustment expenses incurred related
     to:
     Current year......................................     180,867       391,242       487,526
     Prior years.......................................     (14,815)       (7,359)       15,938
                                                         ----------    ----------    ----------
Total losses and loss adjustment expenses incurred.....     166,052       383,883       503,464
                                                         ----------    ----------    ----------
Paid losses and loss adjustment expenses related to:
     Current year......................................      65,612        55,663        58,706
     Prior years.......................................     124,470       484,883       608,376
                                                         ----------    ----------    ----------
Total paid losses and loss adjustment expenses.........     190,082       540,546       667,082
                                                         ----------    ----------    ----------
Effects of exchange rate changes.......................      (1,438)         (234)       (1,142)
                                                         ----------    ----------    ----------
Net unpaid losses and loss adjustment expenses, end of
  year.................................................     818,468     1,831,527     1,666,767
Add ceded unpaid losses and loss adjustment expenses...     357,824       738,368       899,629
                                                         ----------    ----------    ----------
Gross unpaid losses and loss expenses, end of year.....  $1,176,292    $2,569,895    $2,566,396
                                                         ==========    ==========    ==========

            ODYSSEY AMERICA REINSURANCE CORPORATION AND SUBSIDIARIES

     The prior years' changes in loss estimates recognized in calendar years 1998, 1999 and 2000 on prior years' estimates are ($14.8) million, ($7.4) million, and $15.9 million, respectively. Favorable reserve development on 1997 property catastrophe activity is principally generating the downward adjustment to outstanding loss estimates in calendar year 1998 on year end 1997 loss reserves. Improved loss estimates on excess casualty is primarily responsible for the decrease reflected in calendar year 1999 on year end 1998 loss estimates. Higher loss estimates on casualty program business are principally causing the increase on year end 1999 loss estimates in calendar year 2000.

     The Company uses tabular reserving for workers' compensation indemnity reserves and discounts such reserves using an interest rate of 3.5%. Losses have been discounted using the Life Table for Total Population: United States, 1979 -- 1981. Reserves reported at present value were approximately $87.9 million and $73.7 million at December 31, 1999 and 2000, respectively. The amount of case reserve discount was $25.7 million and $25.0 million at December 31, 1999 and 2000 respectively. The amount of IBNR reserve discount was $8.0 million and $12.9 million at December 31, 1999 and 2000, respectively.

14. ASBESTOS AND ENVIRONMENTAL LOSS AND LOSS ADJUSTMENT EXPENSES

     The Company has exposure to asbestos and environmental pollution claims. Exposure arises from reinsurance contracts under which the Company has assumed liabilities, on an indemnity or assumption basis, from ceding companies primarily in connection with general liability insurance policies issued by such cedants. The Company's estimate of its ultimate liability for such exposures includes case basis reserves and a provision for liabilities incurred but not reported. Case basis reserves are a combination of reserves reported to the Company by ceding companies and additional case reserves determined by the Company's dedicated asbestos and environmental claims unit based on claims audits of cedants. The provision for liabilities incurred but not reported is established based on various methods such as loss development, market share and frequency and severity.

     Estimation of ultimate liabilities for these exposures is unusually difficult due to outstanding issues such as whether coverage exists, definition of an occurrence, determination of ultimate damages and allocation of such damages to financially responsible parties. The determination of ultimate liabilities for waste site pollution exposure is especially uncertain due to the potential for an amendment to the Superfund Law proposed by various business groups, environmental groups and government agencies.

            ODYSSEY AMERICA REINSURANCE CORPORATION AND SUBSIDIARIES

     The Company's reserves for asbestos and environmental related liabilities displayed below is from business written for accident years 1985 and prior. There is minimum exposure and no specific reported reserves in the more recent accident years. The Company's asbestos and environmental reserve development, gross and net of reinsurance, for the years ended December 31, 1998, 1999 and 2000 is set forth in the table below (in thousands):

                                                               1998        1999        2000
                                                             --------    --------    --------
ASBESTOS
Gross unpaid losses and loss adjustment expenses,
  beginning of year........................................  $111,735    $120,429    $118,242
Less ceded unpaid losses and loss adjustment expenses......    82,201      90,945      88,758
                                                             --------    --------    --------
Net unpaid losses and loss adjustment expenses,
  beginning of year........................................    29,534      29,484      29,484
Net losses and loss adjustment expenses incurred...........        --          --          --
Net paid losses and loss adjustment expenses...............        50          --          --
Net unpaid losses and loss adjustment expenses, end of
  year.....................................................    29,484      29,484      29,484
Add ceded unpaid losses and loss adjustment expenses.......    90,945      88,758     176,149
                                                             --------    --------    --------
Gross unpaid losses and loss expenses, end of year.........  $120,429    $118,242    $205,633
                                                             ========    ========    ========

                                                               1998        1999        2000
                                                             --------    --------    --------
ENVIRONMENTAL
Gross unpaid losses and loss adjustment expenses,
  beginning of year........................................  $ 50,898    $ 48,820    $ 44,594
Less ceded unpaid losses and loss adjustment expenses......    17,469      16,450      12,457
                                                             --------    --------    --------
Net unpaid losses and loss adjustment expenses,
  beginning of year........................................    33,429      32,370      32,137
Net losses and loss adjustment expenses incurred...........        --          --          --
Net paid losses and loss adjustment expenses...............     1,059         233          --
Net unpaid losses and loss adjustment expenses, end of
  year.....................................................    32,370      32,137      32,137
Add ceded unpaid losses and loss adjustment expenses.......    16,450      12,457      21,302
                                                             --------    --------    --------
Gross unpaid losses and loss expenses, end of year.........  $ 48,820    $ 44,594    $ 53,439
                                                             ========    ========    ========

     The Company's survival ratio for environmental and asbestos related liabilities as of December 31, 2000 is 12 years, reflecting full utilization of remaining indemnifications. The survival ratio represents the environmental impairment and asbestos related illness reserves, gross of reinsurance, on December 31, 2000 plus remaining indemnifications divided by the average paid environmental and asbestos claims, gross of reinsurance, for the last three years. The company's survival ratio is nine years, prior to the reflections of remaining indemnifications. The Company's survival ratio compares favorably with A.M. Best Company's 3-year average survival ratio of 7.8 years for the United States property and casualty insurance industry (as set out in their study of United States property and casualty insurers' and reinsurers').

            ODYSSEY AMERICA REINSURANCE CORPORATION AND SUBSIDIARIES

15. SEGMENT REPORTING

     The Company's business is managed through three distinct business units, the Americas, EuroAsia and Newline Syndicate which are established principally based on geographic regions. Each business unit provides customized treaty, facultative and program reinsurance programs through professional reinsurance brokerage firms. The Americas business unit is comprised of the Company's U.S. operations and its Canadian and Latin America branch offices. The U.S. operations write primarily treaty property, general casualty, specialty casualty, primary insurance through Hudson, and facultative casualty business. Through its Canadian and Latin American branches, treaty property business is written. The EuroAsia business unit which was formed in late 2000, and is comprised of offices in Paris, Cologne, Stockholm, Singapore and Tokyo. The EuroAsia business unit writes primarily treaty and facultative property business. The Company's wholly owned syndicate, Newline, operates on the Lloyd's insurance exchange and is operated as a separate business unit. Newline syndicate writes primarily casualty business and financial lines. The financial results of these business units for the years ended December 31, 1998, 1999 and 2000 are as follows (in thousands):

YEAR ENDED DECEMBER 31, 1998                      AMERICAS    EUROASIA    NEWLINE      TOTAL
----------------------------                      --------    --------    --------    --------
Gross premiums written..........................  $271,975    $     --    $     --    $271,975
                                                  ========    ========    ========    ========
Net premiums written............................  $212,758          --          --    $212,758
                                                  ========    ========    ========    ========
Net premiums earned.............................  $216,566          --          --    $216,566
                                                  --------    --------    --------    --------
Losses and loss adjustment expenses.............   166,052          --          --     166,052
Acquisition costs and other underwriting
  expenses......................................    73,339          --          --      73,339
                                                  --------    --------    --------    --------
  Total underwriting deductions.................   239,391          --          --     239,391
                                                  --------    --------    --------    --------
  Underwriting loss.............................  $(22,825)   $     --    $     --     (22,825)
                                                  ========    ========    ========
Net investment income...........................                                        62,839
Net realized investment gains...................                                        53,491
Other income, net...............................                                         7,087
                                                                                      --------
  Income before income taxes....................                                      $100,592
                                                                                      ========
UNDERWRITING RATIOS:
Losses and loss adjustment expenses.............      76.7%         --          --        76.7%
Acquisition costs and other underwriting
  expenses......................................      33.8          --          --        33.8
                                                  --------    --------    --------    --------
Combined ratio..................................     110.5%         --          --       110.5%
                                                  ========    ========    ========    ========

            ODYSSEY AMERICA REINSURANCE CORPORATION AND SUBSIDIARIES

YEAR ENDED DECEMBER 31, 1999                      AMERICAS    EUROASIA    NEWLINE      TOTAL
----------------------------                      --------    --------    --------    --------
Gross premiums written..........................  $612,263    $     --    $ 42,255    $654,518
                                                  ========    ========    ========    ========
Net premiums written............................  $469,552    $     --    $ 33,070    $502,622
                                                  ========    ========    ========    ========
Net premiums earned.............................  $470,676    $     --    $ 37,732    $508,408
                                                  --------    --------    --------    --------
Losses and loss adjustment expenses.............   359,811          --      24,072     383,883
Acquisition costs and other underwriting
  expenses......................................   163,710          --      18,793     182,503
                                                  --------    --------    --------    --------
  Total underwriting deductions.................   523,521          --      42,865     566,386
                                                  --------    --------    --------    --------
  Underwriting loss.............................  $(52,845)   $     --    $ (5,133)    (57,978)
                                                  ========    ========    ========
Net investment income...........................                                       121,169
Net realized investment gains...................                                         4,783
Other income, net...............................                                        11,586
                                                                                      --------
  Income before income taxes....................                                      $ 79,560
                                                                                      ========
UNDERWRITING RATIOS:
Losses and loss adjustment expenses.............      76.4%         --        63.8%       75.5%
Acquisition costs and other underwriting
  expenses......................................      34.8          --        49.8        35.9
                                                  --------    --------    --------    --------
Combined ratio..................................     111.2%         --       113.6%      111.4%
                                                  ========    ========    ========    ========

YEAR ENDED DECEMBER 31, 2000                      AMERICAS    EUROASIA    NEWLINE      TOTAL
----------------------------                      --------    --------    --------    --------
Gross premiums written..........................  $753,937    $    439    $107,790    $862,166
                                                  ========    ========    ========    ========
Net premiums written............................  $608,812    $    439    $ 92,083    $701,334
                                                  ========    ========    ========    ========
Net premiums earned.............................  $606,740    $    387    $ 74,704    $681,831
                                                  --------    --------    --------    --------
Losses and loss adjustment expenses.............   440,626         277      62,561     503,464
Acquisition costs and other underwriting
  expenses......................................   219,138       2,351      30,335     251,824
                                                  --------    --------    --------    --------
  Total underwriting deductions.................   659,764       2,628      92,896     755,288
                                                  --------    --------    --------    --------
  Underwriting loss.............................  $(53,024)   $ (2,241)   $(18,192)    (73,457)
                                                  ========    ========    ========
Net investment income...........................                                       126,593
Net realized investment gains...................                                        23,611
Other income, net...............................                                         3,839
                                                                                      --------
  Income before income taxes....................                                      $ 80,586
                                                                                      ========
UNDERWRITING RATIOS:
Losses and loss adjustment expenses.............      72.6%       71.6%       83.7%       73.9%
Acquisition costs and other underwriting
  expenses......................................      36.1       607.5        40.6        36.9
                                                  --------    --------    --------    --------
Combined ratio..................................     108.7%      679.1%      124.3%      110.8%
                                                  ========    ========    ========    ========

            ODYSSEY AMERICA REINSURANCE CORPORATION AND SUBSIDIARIES

                           GROSS PREMIUMS WRITTEN BY
                             MAJOR UNIT / DIVISION

                                                                 YEARS ENDED DECEMBER 31,
                                                               1998        1999        2000
                                                             --------    --------    --------
United States..............................................  $271,975    $505,118    $616,569
Latin America..............................................        --      16,433      40,636
Canada.....................................................        --          --      13,892
London Branch..............................................        --      90,712      82,840
                                                             --------    --------    --------
Sub-Total Americas.........................................   271,975     612,263     753,937
                                                             --------    --------    --------
Euro Asia..................................................        --          --         439
Newline....................................................        --      42,255     107,790
                                                             --------    --------    --------
Total......................................................  $271,975    $654,518    $862,166
                                                             ========    ========    ========

                           GROSS PREMIUMS WRITTEN BY
                        TYPE OF BUSINESS / BUSINESS UNIT

                                                                 YEARS ENDED DECEMBER 31,
                                                               1998        1999        2000
                                                             --------    --------    --------
Property excess of loss....................................  $ 40,031    $ 64,542    $ 69,482
Proportional property......................................    53,810      74,557     102,316
Casualty excess of loss....................................    31,824     155,933     195,615
Proportional casualty......................................    65,654     161,161     247,338
Miscellaneous lines........................................    20,123      45,879      51,402
Facultative reinsurance....................................    54,599      95,927      59,317
Primary insurance (Hudson).................................     5,934      14,264      28,467
                                                             --------    --------    --------
Sub-Total Americas.........................................  $271,975    $612,263    $753,937
                                                             --------    --------    --------
North American casualty....................................        --       9,300      39,688
Marine and aerospace.......................................        --          --       4,551
International casualty.....................................        --          --       4,832
Discontinued lines.........................................        --      16,775      21,947
Financial lines............................................        --      16,180      36,772
                                                             --------    --------    --------
Sub-Total Newline..........................................        --      42,255     107,790
                                                             --------    --------    --------
Euro Asia..................................................        --          --         439
                                                             --------    --------    --------
Total......................................................  $271,975    $654,518    $862,166
                                                             ========    ========    ========

     The Company does not maintain separate balance sheet data for each of its operating segments. The business written and the experience on the Americas Division includes the activities of its United States, Latin American and Canadian branch offices. For calendar year 2000 and prior, the London Branch activity is included in the Americas Division. EuroAsia Division was formed in mid-2000 and includes business written from its Paris and Singapore branches and also includes the business written by the London Branch for underwriting year 2001 and subsequent business. Newline Division is the business written and experience of the Newline Syndicate at Lloyd's. Accordingly, the Company does not review and evaluate the financial results of its operating segments based upon balance sheet data.

            ODYSSEY AMERICA REINSURANCE CORPORATION AND SUBSIDIARIES

16. SUBSEQUENT EVENT

     In March 2001, Fairfax authorized the sale of an estimated 26% of the Company's common stock to the public in an initial public offering. Of the $279 million in total net proceeds expected to be raised from the proposed offering, $225 million was expected to be paid to TIG and ORH Holdings, collectively, and $54 million was expected to be maintained by the Company.

     Concurrent with the offering, OdysseyRe will acquire the Company and its subsidiaries for an expected cash payment of $225 million, a term note of $200 million and 48,000,000 shares of OdysseyRe common stock. The acquisition will be accounted for at historical cost in a manner similar to a pooling of interests. As a result, the accompanying financial statements of the Company will become the historical financial statements of OdysseyRe. In addition, the Company has approved the initial grants of an expected 228,540 of restricted shares to various executives under the OdysseyRe Restricted Share Plan. These grants will be issued at their fair market value at the time of the offering. Compensation expense will be recognized over the ten year vesting period.

            ODYSSEY AMERICA REINSURANCE CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
           DECEMBER 31, 2000 (AUDITED) AND MARCH 31, 2001 (UNAUDITED)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                   2000          2001
                                                                ----------    ----------
ASSETS
Investments:
  Fixed income securities at fair value (amortized cost
     $2,155,361 and $2,196,687, respectively)...............    $2,119,226    $2,197,712
  Equity securities:
     Common stocks, unaffiliated, at fair value (cost
      $49,558 and $82,162, respectively)....................        54,527        82,702
     Common stocks, affiliated, at equity (cost $81,831 and
      $81,831, respectively)................................        83,338        83,890
  Short-term investments, at cost which approximates fair
     value..................................................       196,562        41,377
  Other invested assets (cost $35,309 and $37,933,
     respectively)..........................................        33,435        36,462
                                                                ----------    ----------
     Total investments......................................     2,487,088     2,442,143
Cash and cash equivalents...................................       154,527       200,082
Investment income due and accrued...........................        28,436        38,536
Reinsurance balances receivable.............................       287,587       312,668
Reinsurance recoverable on loss payments....................        40,973        40,768
Reinsurance recoverable on unpaid losses....................       899,629       931,660
Prepaid reinsurance premiums................................        31,488        51,335
Funds held by ceding insurers...............................        46,324        51,857
Deferred acquisition costs..................................        59,948        75,961
Current federal and foreign income taxes....................        12,999           629
Deferred federal and foreign income taxes...................       173,619       162,878
Other assets................................................        31,485        30,572
                                                                ----------    ----------
     Total assets...........................................    $4,254,103    $4,339,089
                                                                ==========    ==========
LIABILITIES
Unpaid losses and loss adjustment expenses..................    $2,566,396    $2,571,692
Unearned premiums...........................................       251,031       311,468
Reinsurance balances payable................................        61,520        58,757
Funds held under reinsurance contracts......................       319,249       311,589
Other liabilities...........................................        98,032        97,644
                                                                ----------    ----------
     Total liabilities......................................     3,296,228     3,351,150
                                                                ----------    ----------
STOCKHOLDERS' EQUITY
Common stock, $300 par value; 33,500 shares authorized;
  20,875 shares issued and outstanding......................         6,262         6,262
Additional paid-in capital..................................       914,438       914,438
Accumulated other comprehensive loss, net of deferred income
  taxes.....................................................       (17,990)       (6,701)
Retained earnings...........................................        55,165        73,940
                                                                ----------    ----------
     Total stockholders' equity.............................       957,875       987,939
                                                                ----------    ----------
     Total liabilities and stockholders' equity.............    $4,254,103    $4,339,089
                                                                ==========    ==========

                            See accompanying notes.

            ODYSSEY AMERICA REINSURANCE CORPORATION AND SUBSIDIARIES
         CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
                    THREE MONTHS ENDED MARCH 31, (UNAUDITED)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                  2000        2001
                                                                --------    --------
REVENUE
Gross premiums written......................................    $191,389    $251,791
Ceded premiums written......................................      41,497      22,038
                                                                --------    --------
  Net premiums written......................................     149,892     229,753
Decrease (increase) in unearned premiums....................         181     (42,366)
                                                                --------    --------
  Net premiums earned.......................................     150,073     187,387
Net investment income.......................................      33,984      29,325
Net realized investment (losses) gains......................      (1,670)      3,480
Other income, net...........................................         713       1,158
                                                                --------    --------
  Total revenue.............................................     183,100     221,350
                                                                --------    --------
EXPENSES
Losses and loss adjustment expenses.........................     108,216     130,770
Acquisition costs...........................................      43,404      48,163
Other underwriting expenses.................................      11,410      14,351
                                                                --------    --------
  Total expenses............................................     163,030     193,284
                                                                --------    --------
  Income before income taxes................................      20,070      28,066
                                                                --------    --------
Federal and foreign income tax provision:
  Current...................................................       3,059       6,160
  Deferred..................................................       3,150       3,131
                                                                --------    --------
  Total federal and foreign income tax provision............       6,209       9,291
                                                                --------    --------
NET INCOME..................................................    $ 13,861    $ 18,775
                                                                ========    ========
Average shares outstanding..................................      20,875      20,875
                                                                ========    ========
Basic earnings per share....................................    $    664    $    899
                                                                ========    ========
COMPREHENSIVE INCOME
Net income..................................................    $ 13,861    $ 18,775
Other comprehensive income, net of tax......................      34,997      11,289
                                                                --------    --------
Comprehensive income........................................    $ 48,858    $ 30,064
                                                                ========    ========

                            See accompanying notes.

            ODYSSEY AMERICA REINSURANCE CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                    THREE MONTHS ENDED MARCH 31, (UNAUDITED)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                  2000         2001
                                                                ---------    ---------
COMMON STOCK
Balance, beginning and end of period........................    $   6,262    $   6,262
                                                                ---------    ---------
ADDITIONAL PAID-IN CAPITAL
Balance, beginning and end of period........................      868,568      914,438
                                                                ---------    ---------
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), NET OF
DEFERRED INCOME TAXES
Balance, beginning of period................................     (153,868)     (17,990)
Net increase during the period..............................       34,997       11,289
                                                                ---------    ---------
Balance, end of period......................................     (118,871)      (6,701)
                                                                ---------    ---------
RETAINED EARNINGS
Balance, beginning of period................................       85,374       55,165
Net income..................................................       13,861       18,775
                                                                ---------    ---------
Balance, end of period......................................       99,235       73,940
                                                                ---------    ---------
TOTAL STOCKHOLDERS' EQUITY..................................    $ 855,194    $ 987,939
                                                                =========    =========
COMMON SHARES (SHARES OUTSTANDING)
Balance, beginning and end of period........................       20,875       20,875
                                                                =========    =========

                            See accompanying notes.

            ODYSSEY AMERICA REINSURANCE CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                    THREE MONTHS ENDED MARCH 31, (UNAUDITED)
                                 (IN THOUSANDS)

                                                                  2000         2001
                                                                ---------    ---------
OPERATING ACTIVITIES
Net income..................................................    $  13,861    $  18,775
Adjustments to reconcile net income to net cash used in
  operating activities:
  Reinsurance balances and funds held, net..................       23,694      (40,832)
  Unearned premiums.........................................       (9,334)      40,590
  Unpaid losses and loss adjustment expenses................      (85,006)     (26,735)
  Federal and foreign income taxes..........................       22,926       14,362
  Other assets and liabilities, net.........................       (2,553)     (16,387)
  Deferred acquisition costs................................          985      (16,013)
  Net realized investment gains (losses)....................        1,670       (3,480)
  Bond premium amortization, net............................       (6,849)        (524)
                                                                ---------    ---------
     Net cash used in operating activities..................      (40,606)     (30,244)
                                                                ---------    ---------
INVESTING ACTIVITIES
Maturities of fixed income securities.......................        3,378           95
Sales of fixed income securities............................       35,667      154,644
Purchases of fixed income securities........................      (20,033)    (196,770)
Sales of equity securities..................................        1,959        1,558
Purchases of equity securities..............................       (5,510)     (35,912)
Sales of other invested assets..............................        4,975           --
Purchases of other invested assets..........................         (524)      (3,002)
Decrease in short-term investments..........................       64,916      155,186
                                                                ---------    ---------
     Net cash provided by investing activities..............       84,828       75,799
                                                                ---------    ---------
Increase in cash and cash equivalents.......................       44,222       45,555
Cash and cash equivalents, beginning of period..............      134,330      154,527
                                                                ---------    ---------
     Cash and cash equivalents, end of period...............    $ 178,552    $ 200,082
                                                                =========    =========

                            See accompanying notes.

            ODYSSEY AMERICA REINSURANCE CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   GENERAL

     The consolidated financial statements of Odyssey America Reinsurance Corporation ("the Company") as of December 31, 2000 and March 31, 2001 and for the three months ended March 31, 2000 and 2001, include all adjustments, consisting of normal recurring accruals, which, in the opinion of management, are necessary for a fair presentation of the results on a interim basis. Certain financial information which is normally included in annual financial statements prepared in accordance with generally accepted accounting principles has been omitted since it is not required for interim reporting purposes. The results for the three months ended March 31, 2000 and 2001, are not necessarily indicative of the results for a full year. These financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the years ended December 31, 1998, 1999 and 2000.

2.   ACCUMULATED OTHER COMPREHENSIVE INCOME

     The following table shows the components of the change in accumulated other comprehensive income (loss) for the three month periods ended March 31, 2000 and 2001 (in thousands):

                                                                  2000         2001
                                                                ---------    ---------
Beginning balance of accumulated other comprehensive loss...    $(153,868)   $ (17,990)
                                                                ---------    ---------
Beginning balance of foreign currency translation
  adjustments...............................................        2,000        2,480
Ending balance of foreign currency translation
  adjustments...............................................        1,625       (7,528)
                                                                ---------    ---------
Current period change in foreign currency translation
  adjustments...............................................         (375)     (10,008)
                                                                ---------    ---------
Beginning balance of unrealized net losses on securities....     (155,868)     (20,470)
Ending balance of unrealized net (losses) gains on
  securities................................................     (120,496)         827
                                                                ---------    ---------
Current period change in unrealized net gains on
  securities................................................       35,372       21,297
                                                                ---------    ---------
Current period change in accumulated other comprehensive
  income....................................................       34,997       11,289
                                                                ---------    ---------
Ending balance of accumulated other comprehensive loss......    $(118,871)   $  (6,701)
                                                                =========    =========

     The components of comprehensive income (loss) for the periods ending March 31, 2000 and 2001 are shown in the following table (in thousands):

                                                                  2000         2001
                                                                ---------    ---------
Net income..................................................    $  13,861    $  18,775
                                                                ---------    ---------
Other comprehensive income, before tax
  Foreign currency translation adjustment...................         (577)     (15,397)
  Unrealized gains on securities arising during the
     period.................................................       56,900       34,131
  Less: reclassification adjustment for realized losses
     included in net income.................................       (2,481)      (1,367)
                                                                ---------    ---------
  Other comprehensive income, before tax....................       53,842       17,367
                                                                ---------    ---------
Tax benefit from foreign currency translation...............          202        5,389
Tax expense from unrealized gains rising during the
  period....................................................      (19,915)     (11,945)
Tax benefit from realized gains included in net income......          868          478
                                                                ---------    ---------
Total tax expense...........................................      (18,845)      (6,078)
                                                                ---------    ---------
Other comprehensive income, net of tax......................       34,997       11,289
                                                                ---------    ---------
Comprehensive income........................................    $  48,858    $  30,064
                                                                =========    =========

            ODYSSEY AMERICA REINSURANCE CORPORATION AND SUBSIDIARIES

3.   EARNINGS PER SHARE

     Net income for the three months ended March 31, 2000 and 2001 per common share has been computed in the following table based upon weighted average common shares outstanding.

                                                                 2000       2001
                                                                -------    -------
Net income (in thousands)...................................    $13,861    $18,775
                                                                -------    -------
Weighted average common shares outstanding
  Weighted average shares outstanding -- basic..............     20,875     20,875
Effect of dilutive shares...................................         --         --
                                                                -------    -------
Weighted average shares outstanding -- diluted..............     20,875     20,875
                                                                =======    =======
Net income per common share:
  Basic.....................................................    $   664    $   899
                                                                =======    =======
  Diluted...................................................    $   664    $   899
                                                                =======    =======

4.   CONTINGENCIES

     Through TIG Re UK Holdings Corporation, the Company became a limited liability participant in the Lloyd's of London ("Lloyds") market in 1997. In order to continue underwriting at Lloyd's, the Company has established a clean irrevocable letter of credit in favor of the Society and Council of Lloyd's. As of March 31, 2001, the letter of credit was L57.5 million ($81.6 million) and was collateralized by $95.6 million of the Company's investment securities, at statement value. The letter of credit effectively secures the future contingent obligations of the Company should the Lloyd's underwriting syndicate in which the Company participates incur net losses. The Company's contingent liability to the Society and Council of Lloyd's is limited to the amount of the letter of credit.

     The Company has been named as defendant in various litigations in the ordinary course of business. In management's opinion, the outcome of the suits, individually or collectively, is not likely to result in judgments which would be material to the financial condition or results of operations or cash flow of the Company.

            ODYSSEY AMERICA REINSURANCE CORPORATION AND SUBSIDIARIES

5.   UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

     Activity in the liability for unpaid losses and loss adjustment expenses for the three months ended March 31, 2000 and 2001 follows (in thousands):

                                                                   2000          2001
                                                                ----------    ----------
Gross unpaid losses and loss adjustment expenses, beginning
  of the period.............................................    $2,569,895    $2,566,396
Less ceded unpaid losses and loss adjustment expenses.......       738,368       899,629
                                                                ----------    ----------
Net unpaid losses and loss adjustment expenses, beginning of
  the period................................................     1,831,527     1,666,767
                                                                ----------    ----------
Losses and loss adjustment expenses incurred related to:
  Current year..............................................       109,023       130,836
  Prior years...............................................          (807)          (66)
                                                                ----------    ----------
Total losses and loss adjustment expenses incurred..........       108,216       130,770
                                                                ----------    ----------
Paid losses and loss adjustment expenses related to:
  Current year..............................................         6,615        13,591
  Prior years...............................................       186,607       142,712
                                                                ----------    ----------
Total paid losses and loss adjustment expenses..............       193,222       156,303
                                                                ----------    ----------
Effects of exchange rate changes............................            --        (1,202)
                                                                ----------    ----------
Net unpaid losses and loss adjustment expenses, end of the
  period....................................................     1,746,521     1,640,032
Add ceded unpaid losses and loss adjustment expenses........       778,118       931,660
                                                                ----------    ----------
Gross unpaid losses and loss expenses, end of the period....    $2,524,639    $2,571,692
                                                                ==========    ==========

     The Company uses tabular reserving for workers' compensation indemnity reserves and discounts such reserves using an interest rate of 3.5%. Losses have been discounted using the Life Table for Total Population: United States, 1979 - 1981. Reserves reported at present value were approximately $73.7 million and $71.7 million at December 31, 2000 and March 31, 2001, respectively. The amount of case reserve discount was $25.0 million at December 31, 2000 and March 31, 2001. The amount of IBNR reserve discount was $12.9 million at December 31, 2000 and March 31, 2001.

6.   ASBESTOS AND ENVIRONMENTAL LOSS AND LOSS ADJUSTMENT EXPENSES

     The Company has exposure to asbestos and environmental pollution claims. Exposure arises from reinsurance contracts under which the Company has assumed liabilities, on an indemnity or assumption basis, from ceding companies primarily in connection with general liability insurance policies issued by such cedants. The Company's estimate of its ultimate liability for such exposures includes case basis reserves and a provision for liabilities incurred but not reported. Case basis reserves are a combination of reserves reported to the Company by ceding companies and additional case reserves determined by the Company's dedicated asbestos and environmental claims unit based on claims audits of cedants. The provision for liabilities incurred but not reported is established based on various methods such as loss development, market share and frequency and severity.

     Estimation of ultimate liabilities for these exposures is unusually difficult due to outstanding issues such as whether coverage exists, definition of an occurrence, determination of ultimate damages and allocation of such damages to financially responsible parties. The determination of ultimate liabilities for waste site pollution exposure is especially uncertain due to the potential for an amendment to the Superfund Law proposed by various business groups, environmental groups and government agencies.

            ODYSSEY AMERICA REINSURANCE CORPORATION AND SUBSIDIARIES

     The Company's reserves for asbestos and environmental related liabilities displayed below is from business written for accident years 1985 and prior. There is minimum exposure and no specific reported reserves in the more recent accident years. The Company's asbestos and environmental reserve development, gross and net of reinsurance, for the three months ended March 31, 2000 and 2001 is set forth in the table below:

                                                                  2000        2001
                                                                --------    --------
ASBESTOS
Gross unpaid losses and loss adjustment expenses, beginning
  of the period.............................................    $118,242    $205,633
Less ceded unpaid losses and loss adjustment expenses.......      88,758     176,149
                                                                --------    --------
Net unpaid losses and loss adjustment expenses, beginning of
  the period................................................      29,484      29,484
Net losses and loss adjustment expenses incurred............          --          --
Net paid losses and loss adjustment expenses................          --          --
                                                                --------    --------
Net unpaid losses and loss adjustment expenses, end of the
  period....................................................      29,484      29,484
Add ceded unpaid losses and loss adjustment expenses........     104,154     183,155
                                                                --------    --------
Gross unpaid losses and loss expenses, end of year..........    $133,638    $212,639
                                                                ========    ========
ENVIRONMENTAL
Gross unpaid losses and loss adjustment expenses, beginning
  of the period.............................................    $ 44,594    $ 53,439
Less ceded unpaid losses and loss adjustment expenses.......      12,457      21,302
                                                                --------    --------
Net unpaid losses and loss adjustment expenses, beginning of
  the period................................................      32,137      32,137
Net losses and loss adjustment expenses incurred............          --          --
Net paid losses and loss adjustment expenses................          --          --
                                                                --------    --------
Net unpaid losses and loss adjustment expenses, end of the
  period....................................................      32,137      32,137
Add ceded unpaid losses and loss adjustment expenses........      13,732      21,955
                                                                --------    --------
Gross unpaid losses and loss expenses, end of the period....    $ 45,869    $ 54,092
                                                                ========    ========

     The Company's survival ratio for environmental and asbestos related liabilities as of March 31, 2001 is 12 years, reflecting full utilization of remaining indemnifications. The survival ratio represents the environmental impairment and asbestos related illness reserves, gross of reinsurance, on March 31, 2001 plus remaining indemnifications divided by the average paid environmental and asbestos claims, gross of reinsurance, for the last three years. The Company's survival ratio is nine years, prior to the reflections of remaining indemnifications. The Company's survival ratio compares favorably with A.M. Best Company's 3-year average survival ratio of 8 years for the United States property and casualty insurance industry (as set out in their study of United States property and casualty insurers' and reinsurers').

            ODYSSEY AMERICA REINSURANCE CORPORATION AND SUBSIDIARIES

7.   SEGMENT REPORTING

     The Company's business is managed through three distinct business units, the Americas, EuroAsia and Newline Syndicate which are established principally based on geographic regions. Each business unit provides customized treaty, facultative and program reinsurance programs through professional reinsurance brokerage firms. The Americas business unit is comprised of the Company's U.S. operations and its Canadian and Latin American branch offices. The U.S. operations write primarily treaty property, general casualty, specialty casualty, primary insurance through Hudson, and facultative casualty business. Through its Canadian and Latin American branches, treaty property business is written. The EuroAsia business unit, which was formed in late 2000, and is comprised of offices in Paris, Cologne, Stockholm, Singapore and Tokyo. The EuroAsia business unit writes primarily treaty and facultative property business. The Company's wholly owned syndicate, Newline, operates on the Lloyd's insurance exchange and is operated as a separate business unit. Newline writes primarily casualty business and financial lines. The financial results of these business units for the three months ended March 31, 2000 and 2001 are as follows (in thousands):

QUARTER ENDED MARCH 31, 2000                      AMERICAS    EUROASIA    NEWLINE      TOTAL
----------------------------                      --------    --------    --------    --------
Gross premiums written........................    $160,433    $     --    $ 30,956    $191,389
                                                  ========    ========    ========    ========
Net premiums written..........................    $123,333    $     --    $ 26,559    $149,892
                                                  ========    ========    ========    ========
Net premiums earned...........................    $138,677    $     --    $ 11,396    $150,073
                                                  --------    --------    --------    --------
Losses and loss adjustment expenses...........      99,819          --       8,397     108,216
Acquisition costs and other underwriting
  expenses....................................      49,448          --       5,366      54,814
                                                  --------    --------    --------    --------
  Total underwriting deductions...............     149,267          --      13,763     163,030
                                                  --------    --------    --------    --------
Underwriting loss.............................    $(10,590)   $     --    $ (2,367)    (12,957)
                                                  ========    ========    ========
Net investment income.........................                                          33,984
Net realized investment losses................                                          (1,670)
Other income, net.............................                                             713
                                                                                      --------
  Income before income taxes..................                                        $ 20,070
                                                                                      ========
UNDERWRITING RATIOS:
Losses and loss adjustment expenses...........        72.0%         --        73.7%       72.1%
Acquisition costs and other underwriting
  expenses....................................        35.6          --        47.1        36.5
                                                  --------    --------    --------    --------
  Combined ratio..............................       107.6%         --       120.8%      108.6%
                                                  ========    ========    ========    ========

            ODYSSEY AMERICA REINSURANCE CORPORATION AND SUBSIDIARIES

QUARTER ENDED MARCH 31, 2001                      AMERICAS    EUROASIA    NEWLINE      TOTAL
----------------------------                      --------    --------    --------    --------
Gross premiums written........................    $179,462    $ 31,677    $ 40,652    $251,791
                                                  ========    ========    ========    ========
Net premiums written..........................    $167,194    $ 28,877    $ 33,682    $229,753
                                                  ========    ========    ========    ========
Net premiums earned...........................    $146,705    $ 23,680    $ 17,002    $187,387
                                                  --------    --------    --------    --------
Losses and loss adjustment expenses...........     104,291      16,259      10,220     130,770
Acquisition costs and other underwriting
  expenses....................................      48,062       7,008       7,444      62,514
                                                  --------    --------    --------    --------
  Total underwriting deductions...............     152,353      23,267      17,664     193,284
                                                  --------    --------    --------    --------
Underwriting income (loss)....................    $ (5,648)   $    413    $   (662)     (5,897)
                                                  ========    ========    ========
Net investment income.........................                                          29,325
Net realized investment gains, net of fees
  paid to the investment manager..............                                           3,480
Other income, net.............................                                           1,158
                                                                                      --------
  Income before income taxes..................                                        $ 28,066
                                                                                      ========
UNDERWRITING RATIOS:
Losses and loss adjustment expenses...........        71.1%       68.7%       60.1%       69.8%
Acquisition costs and other underwriting
  expenses....................................        32.8        29.6        43.8        33.4
                                                  --------    --------    --------    --------
  Combined ratio..............................       103.9%       98.3%      103.9%      103.2%
                                                  ========    ========    ========    ========

     The Company does not maintain separate balance sheet data for each of its operating segments. Accordingly, the Company does not review and evaluate the financial results of its operating segments based upon balance sheet data. The business written and the experience on the Americas Division includes the activities of its United States, Latin American and Canadian branch offices. For calendar year 2000 and prior, the London Branch activity is included in the Americas Division. EuroAsia Division was formed in mid-2000 and includes business written from its Paris and Singapore branches and also includes the business written by the London Branch for underwriting year 2001 and subsequent business. Newline Division is the business written and experience of the Newline Syndicate at Lloyd's.

8.   NEW ACCOUNTING PRONOUNCEMENT

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivatives Instruments and Hedging Activities. The statement is effective for fiscal years beginning after June 15, 2000, accordingly the Company has adopted this statement effective January 1, 2001. This statement establishes accounting and reporting standards for derivative instruments, including certain instruments embedded in other contracts. It requires that all derivatives be recognized as either assets or liabilities in the balance sheet and measured at fair value. Gains or losses from changes in the derivative values are to be accounted for based on how the derivative was used and whether it qualifies for hedge accounting.

     During October 1997, the Company purchased a Japanese yen forward sale contract for an amount of 650 million Japanese yen at a forward rate of 96.7 yen to provide a hedge against investments the Company owns in Japanese yen. The U.S. dollar notional value is $6.7 million and the discount is $1.4 million. The fair value of the contract of $1.0 million at March 31, 2001 is based on the difference between the actual exchange rate on the date of valuation and the discounted notional value of the contract, adjusted for the amortization of the discount on a straight-line basis over the term of the contract. The Company believes that any fluctuations in its Japanese investments will not have a material effect on the financial statements.

            ODYSSEY AMERICA REINSURANCE CORPORATION AND SUBSIDIARIES

     The Company has previously recorded this derivatives at its fair value in earlier financial statements, accordingly, the adoption of SFAS No. 133 has not caused a cumulative-effect-type adjustment. The fair value of the forward contract is included as part of investments and the corresponding mark to market adjustment is included as part of investment income and not shown separately due to its immaterial nature.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
TIG Reinsurance Company

     We have audited the accompanying consolidated balance sheet of TIG Reinsurance Company and subsidiaries as of December 31, 1998, and the related consolidated statements of income, comprehensive income, shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of TIG Reinsurance Company and subsidiaries at December 31, 1998, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

                                          ERNST & YOUNG LLP

Dallas, Texas
February 3, 1999,
     except for Note M as to which
     the date is April 13, 1999

                    TIG REINSURANCE COMPANY AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET

                                                                 DECEMBER 31,
                                                                     1998
                                                              -------------------
                                                                 (IN MILLIONS,
                                                              EXCEPT SHARE DATA)
ASSETS
Investments:
  Fixed maturities, at market (cost: $1,765)................        $1,824
  Short-term and other investments (cost: $138).............           138
                                                                    ------
     Total investments......................................         1,962
Cash........................................................            14
Accrued investment income...................................            26
Premium receivable (net of allowance of $6).................           162
Reinsurance recoverable on paid losses......................             1
Reinsurance recoverable on unpaid losses....................           339
Deferred policy acquisition costs...........................            45
Prepaid reinsurance premium.................................            27
Income taxes................................................            34
Other assets................................................            40
                                                                    ------
     Total assets...........................................        $2,650
                                                                    ======
LIABILITIES
Reserves for:
  Losses....................................................        $1,397
  Loss adjustment expenses..................................           107
  Unearned premium..........................................           175
                                                                    ------
     Total reserves.........................................         1,679
Reinsurance premium payable.................................            12
Funds held under reinsurance agreements.....................           215
Other liabilities...........................................            48
                                                                    ------
     Total liabilities......................................         1,954
SHAREHOLDER'S EQUITY
Common stock -- par value $300 per share (authorized: 33,500
  shares; issued and outstanding: 16,700 shares)............             5
Additional paid in capital..................................           384
Retained earnings...........................................           270
Accumulated other comprehensive income:
  Net unrealized gain on fixed maturity investments, net of
     taxes..................................................            38
  Net unrealized loss on foreign exchange, net of taxes.....            (1)
                                                                    ------
     Total shareholder's equity.............................           696
                                                                    ------
     Total liabilities and shareholder's equity.............        $2,650
                                                                    ======

                See Notes to Consolidated Financial Statements.

                    TIG REINSURANCE COMPANY AND SUBSIDIARIES
                        CONSOLIDATED STATEMENT OF INCOME

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                                    1998
                                                                -------------
                                                                (IN MILLIONS)
REVENUES
Net premium earned..........................................        $491
Net investment income.......................................         121
Net realized investment losses..............................          (3)
                                                                    ----
  Total revenues............................................         609
                                                                    ----
LOSSES AND EXPENSES
Net losses and loss adjustment expenses incurred............         331
Policy acquisition and other underwriting expenses..........         188
                                                                    ----
  Total losses and expenses.................................         519
                                                                    ----
Income before income tax expense............................          90
  Income tax expense........................................         (25)
                                                                    ----
     Net income.............................................        $ 65
                                                                    ====

                See Notes to Consolidated Financial Statements.

                    TIG REINSURANCE COMPANY AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1998
                                                              -------------
                                                              (IN MILLIONS)
Net income..................................................      $ 65
Other comprehensive income:
  Unrealized losses on securities, net of reclassification
     adjustment.............................................        (8)
  Foreign currency translation adjustment...................        --
                                                                  ----
Other comprehensive loss, before income taxes...............        (8)
Provision for income taxes related to other comprehensive
  loss items................................................         2
                                                                  ----
Other comprehensive loss....................................        (6)
                                                                  ----
Comprehensive income........................................      $ 59
                                                                  ====
Other comprehensive loss:
  Unrealized gain during year, net of tax expense of $2.....      $  5
  Reclassification adjustment, net of tax benefit of $6.....       (11)
                                                                  ----
Other comprehensive loss....................................      $ (6)
                                                                  ====

                See Notes to Consolidated Financial Statements.

                    TIG REINSURANCE COMPANY AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1998
                                                              -------------
                                                              (IN MILLIONS)
COMMON STOCK
  Balance at beginning of year..............................      $  5
  Shares issued.............................................        --
                                                                  ----
     Balance at end of year.................................         5
                                                                  ----
ADDITIONAL PAID IN CAPITAL
  Balance at beginning of year..............................       314
  Contributed capital.......................................        70
                                                                  ----
     Balance at end of year.................................       384
                                                                  ----
RETAINED EARNINGS
  Balance at beginning of year..............................       255
  Net income................................................        65
  Common stock dividends....................................       (50)
                                                                  ----
     Balance at end of year.................................       270
                                                                  ----
ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance at beginning of year................................        43
  Change in unrealized gain on fixed maturity investments...        (6)
  Change in net unrealized loss on foreign exchange.........        --
                                                                  ----
     Balance at end of year.................................        37
                                                                  ----
TOTAL SHAREHOLDER'S EQUITY AT END OF YEAR...................      $696
                                                                  ====

                See Notes to Consolidated Financial Statements.

                    TIG REINSURANCE COMPANY AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1998
                                                              -------------
                                                              (IN MILLIONS)
OPERATING ACTIVITIES
Net income..................................................     $    65
Adjustments to reconcile net income to cash provided by
  operating activities:
  Changes in:
     Accrued investment income..............................           1
     Premium receivable.....................................          (4)
     Reinsurance recoverable................................          25
     Deferred policy acquisition costs......................          21
     Prepaid reinsurance premium............................         (22)
     Income taxes...........................................          22
     Loss reserves..........................................        (148)
     Loss adjustment expense reserves.......................          (2)
     Unearned premium reserves..............................         (51)
     Reinsurance premium payable............................          12
     Funds held under reinsurance agreements................          66
     Other assets and other liabilities.....................          33
Net realized investment losses..............................           3
Other.......................................................           1
                                                                 -------
  Net cash provided by operating activities.................          22
                                                                 -------
INVESTING ACTIVITIES
Purchases of fixed maturity investments.....................      (2,262)
Sales of fixed maturity investments.........................       1,909
Maturities and calls of fixed maturity investments..........         342
Net increase in short-term investments and other............         (16)
Other.......................................................          (2)
                                                                 -------
  Net cash used in investing activities.....................         (29)
                                                                 -------
FINANCING ACTIVITIES
Contributed Capital.........................................          70
Increase from intercompany transactions.....................           1
Common stock dividends......................................         (50)
                                                                 -------
  Net cash provided by financing activities.................          21
                                                                 -------
     Increase in cash.......................................          14
     Cash at beginning of period............................          --
                                                                 -------
     Cash at end of period..................................     $    14
                                                                 =======

                    TIG REINSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1998

NOTE A.  DESCRIPTION OF BUSINESS

     TIG Reinsurance Company and its wholly owned subsidiaries (collectively, "TIG Re" or "the Company") are primarily engaged in the business of property/casualty reinsurance and are domiciled in the state of Connecticut. Reinsurance is a form of insurance whereby the reinsurer (i.e., TIG Re) agrees to indemnify another insurance company (the "ceding company") for all or a portion of the insurance risks underwritten by the ceding company under an insurance policy or policies. TIG Re writes both pro rata and excess of loss coverages. The Company provides pro rata coverages when the ceding company's underwriting capabilities are considered superior and where the relationship with the ceding company provides an opportunity for long-term profitability. TIG Re's primary strategy for excess of loss treaties is to take large participations in working layers of a limited number of programs. By assuming a significant participation in each treaty, TIG Re exercises significant control over the terms and structure of each treaty.

     TIG Re is a wholly owned subsidiary of TIG Insurance Company (TIG), whose ultimate parent is TIG Holdings, Inc. ("TIG Holdings") -- see Note M -- Subsequent Event. TIG Holdings is a holding company organized in 1993 as a Delaware corporation. Prior to April 27, 1993, TIG Holdings was wholly owned by Transamerica Corporation. Transamerica Corporation subsequently sold 100% of its ownership interest through an initial public offering (the "IPO") on April 27, 1993 and a secondary offering in December 1993.

NOTE B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION. The consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") and include the accounts of TIG Reinsurance Company and its subsidiaries. Inter-company transactions are eliminated in consolidation.

     Financial statements prepared in accordance with GAAP require management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes available, which could impact the amounts reported and disclosed herein.

     SEGMENT REPORTING. Effective January 1, 1998, the Company adopted Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standard No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("Statement 131"). Statement 131 superseded FASB Statement No. 14, "Financial Reporting for Segments of a Business Enterprise." Statement 131 establishes standards for the way that public business enterprises report information about operating segments in financial statements and for related disclosures about products and services, geographic areas, and major customers. The adoption of Statement 131 did not affect the Company's results of operations or financial position (see Note L -- Operating Segments).

     REPORTING COMPREHENSIVE INCOME. As of January 1, 1998, the Company adopted FASB Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income" ("Statement 130"). Statement 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this Statement had no impact on the Company's net income or shareholder's equity. Statement 130 requires unrealized gains or losses on the Company's available-for-sale securities and the foreign currency translation adjustments, which prior to adoption were reported separately in shareholder's equity, to be included in other comprehensive income.

     INVESTMENTS. Fixed maturity investments are classified as available for sale, as the Company has no positive intent to hold such securities until maturity, and are carried at market value. Equity securities and other long-term investments are also carried at market value while short-term investments are carried at cost, which approximates market value. Market value is based principally upon quoted market prices. Quoted market prices are available for substantially all fixed maturity investments and equity securities. The

                    TIG REINSURANCE COMPANY AND SUBSIDIARIES

                               DECEMBER 31, 1998

difference between the aggregate market value and amortized cost of securities, net of deferred tax, is reported in accumulated other comprehensive income as unrealized gain or loss and, accordingly, has no effect on net income (see Note C -- Investments).

     Interest on fixed maturity investments is recorded as income when earned and is adjusted for any amortization of purchase premium or accrual of discount. Realized gains and losses on the sale of investments are generally determined on a first-in-first-out basis. Realized losses are recorded when an investment's fair value is below book value and the decline is considered other than temporary.

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement 133"), which the Company will be required to adopt in 2001. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The effect of Statement 133 on the earnings and financial position of the Company is not expected to be material.

     STOCK COMPENSATION. Certain employees of TIG Re participated in stock incentive compensation plans of TIG Holdings. TIG Holdings and TIG Re adopted Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("Statement 123") effective January 1, 1996. Statement 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. TIG Re elected to continue to account for employee stock-based compensation as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" and to provide pro forma disclosures in the Notes to Consolidated Financial Statements of the effects of Statement 123 on net income and earnings per share (see Note H -- Incentive Compensation Plans). There was no effect on the Company's net income as a result of adopting Statement 123.

     RECOGNITION OF PREMIUM REVENUES. Premium on reinsurance contracts is earned principally on a pro rata basis over the terms of the policies, which are generally not more than one year. Unearned premium represents the portion of premium written applicable to the unexpired terms of policies in force.

     LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES. The liability for loss and loss adjustment expenses ("LAE") is based on an evaluation of reported losses and on estimates of incurred but not reported ("IBNR") losses. The reserve liabilities are determined using estimates of losses for individual claims (case basis reserves) and statistical projections of reserves for IBNR. Management considers many factors when setting reserves including: (i) current legal interpretations of coverage and liability; (ii) economic conditions; and (iii) internal methodologies which analyze TIG Re's experience with similar cases, with information from ceding companies, and with historical trends such as reserving patterns, loss payments, pending levels of unpaid claims, and product mix. Based on these considerations, management believes that adequate provision has been made for TIG Re's loss and LAE reserves. Actual losses and LAE paid may deviate, perhaps substantially, from such reserves. Adjustments to the reserves resulting from subsequent developments or revisions to the estimate are reflected in results of operations in the period in which such adjustments become known. Certain liabilities for unpaid losses related to long-term workers' compensation coverage are

                    TIG REINSURANCE COMPANY AND SUBSIDIARIES

                               DECEMBER 31, 1998

discounted to present value. The workers' compensation indemnity reserves subject to discounting and the related discount are as follows:

                                                              DECEMBER 31,
                                                                  1998
                                                              -------------
                                                              (IN MILLIONS)
Subject to tabular reserving................................      $263
Discount -- 3.5%............................................        40
                                                                  ----
  Discounted indemnity reserves.............................      $223
                                                                  ====

     DEFERRED POLICY ACQUISITION COSTS. Acquisition costs that vary with and are primarily related to the production of new business consist principally of commissions and other expenses incurred at policy issuance and renewal. The costs are generally deferred and amortized ratably over the terms of the underlying policies. Anticipated losses, loss expenses, and remaining costs of servicing the policies are considered in determining the amount of costs to be deferred. Anticipated investment income is considered in determining whether a premium deficiency exists. Amortization of deferred policy acquisition costs totaled $151 million for the year ended December 31, 1998.

     PREMIUM DEFICIENCY RECOGNITION. A premium deficiency is recognized for an operating segment when the sum of expected claim costs and claim adjustment expenses, maintenance costs and unamortized acquisition costs exceeds future earned premiums related to non-cancelable in-force policies and related anticipated investment income. A premium deficiency is first recognized by charging unamortized deferred policy acquisition costs to expense and then accruing a liability for any remaining deficiency.

     OTHER ASSETS. Property, leasehold improvements and furniture and equipment with a cost of $5 million at December 31, 1998 are included in other assets. These balances are carried at cost less accumulated depreciation of $4 million. Depreciation is computed under the straight-line method over the estimated useful lives of the assets over periods ranging from three to ten years. Depreciation expense totaled $1 million in 1998.

NOTE C.  INVESTMENTS

MARKET VALUE AND AMORTIZED COST OF INVESTED ASSETS:

                                                               DECEMBER 31, 1998
                                          ------------------------------------------------------------
                                                                                               % OF
                                          MARKET    AMORTIZED    UNREALIZED    UNREALIZED     MARKET
                                          VALUE       COST         GAINS         LOSSES      PORTFOLIO
                                          ------    ---------    ----------    ----------    ---------
                                                                 (IN MILLIONS)
Municipal bonds.........................  $  353     $  328         $25           $ --          18.0%
Mortgage-backed securities..............     265        261           4             --          13.5%
United States government bonds..........     728        687          41             --          37.1%
Corporate and other bonds...............     478        489          10            (21)         24.4%
                                          ------     ------         ---           ----         -----
  Total fixed maturity investments......   1,824      1,765          80            (21)         93.0%
Short-term and other investments........     138        138          --             --           7.0%
                                          ------     ------         ---           ----         -----
  Total invested assets.................  $1,962     $1,903         $80           $(21)        100.0%
                                          ======     ======         ===           ====         =====

     Less than 14% of TIG Re's portfolio consists of mortgage-backed securities ("MBS") as of December 31, 1998. United States federal government and government agency mortgages represent

                    TIG REINSURANCE COMPANY AND SUBSIDIARIES

                               DECEMBER 31, 1998

approximately 50% of the Company's exposure to MBS as of December 31, 1998, offering AAA credit quality. The Company's remaining MBS investment securities also offered AAA credit quality. A risk inherent to MBS is prepayment risk related to interest rate volatility. The underlying mortgages may be repaid earlier or later than originally anticipated, depending on the repayment and refinancing activity of the underlying mortgage holders. Should this occur, TIG Re would receive paydowns on principal amounts which may have been purchased at a premium or discount, and TIG Re's investment income would be affected by any adjustments to amortization resulting from the prepayments. TIG Re's consolidated financial results have not been materially impacted by prepayments of MBS. In addition, interest rate volatility can affect the market value of MBS. Substantially all MBS held in the portfolio can be actively traded in the public market.

     The Company has no material non-income-producing investments and has no geographic or other concentrations of investment risk that have not been disclosed. Invested assets of TIG Re, carried at $91 million at December 31, 1998, were either on deposit with government agencies as required by law in various states in which TIG Re conducts business or were held as collateral for various business transactions. Invested assets of the Company's participation in Lloyd's Syndicates totaling $14 million at December 31, 1998, including cash of $8 million, are held in trust in accordance with Lloyd's of London regulations (see Note J -- Commitments and Contingencies).

     The estimated market value and amortized cost of the portfolio, by contractual maturity, at December 31, 1998 are presented below. Expected maturities will differ from contractual maturities as certain borrowers have the right to call or prepay obligations.

                                                              MARKET    AMORTIZED
                                                              VALUE       COST
                                                              ------    ---------
                                                                 (IN MILLIONS)
Due in one year or less.....................................  $   15     $   14
Due after one year through five years.......................     127        126
Due after five years through ten years......................     670        671
Due after ten years.........................................     747        693
Mortgage-backed securities..................................     265        261
                                                              ------     ------
  Total fixed maturity investments..........................  $1,824     $1,765
                                                              ======     ======

COMPONENTS OF NET INVESTMENT INCOME

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1998
                                                              -------------
                                                              (IN MILLIONS)
Fixed maturity investments..................................      $132
Short-term and other investments............................         5
                                                                  ----
Total gross investment income...............................       137
Investment expenses, interest and other.....................       (16)
                                                                  ----
Total net investment income.................................      $121
                                                                  ====

                    TIG REINSURANCE COMPANY AND SUBSIDIARIES

                               DECEMBER 31, 1998

NET REALIZED INVESTMENT LOSSES

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1998
                                                              -------------
                                                              (IN MILLIONS)
Fixed maturity investments
  Gross gains...............................................      $ 37
  Gross losses..............................................       (40)
                                                                  ----
  Net realized investment losses before tax.................        (3)
Less related taxes..........................................         1
                                                                  ----
  Net realized investment losses, net of taxes..............      $ (2)
                                                                  ====

NOTE D.  LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES

     Activity in the loss and loss adjustment expense reserve account is summarized as follows:

                                                                  1998
                                                              -------------
                                                              (IN MILLIONS)
Balance January 1, net of reinsurance recoverables..........     $1,291
Incurred related to:
  Current year..............................................        337
  Prior year................................................         (6)
                                                                 ------
Total losses and LAE incurred...............................        331
                                                                 ------
Loss and LAE payments related to:
  Current year..............................................         34
  Prior year................................................        423
                                                                 ------
Total losses and LAE payments...............................        457
                                                                 ------
Balance December 31, net of reinsurance recoverable.........      1,165
Reinsurance recoverable.....................................        339
                                                                 ------
Gross loss and LAE reserves.................................     $1,504
                                                                 ======

     The Company is a relatively new company and has maintained restrictive underwriting guidelines with respect to pollution and asbestos exposure. The potential for the existence of material environmental impairment liability is considered by management to be remote.

                    TIG REINSURANCE COMPANY AND SUBSIDIARIES

                               DECEMBER 31, 1998

NOTE E.  REINSURANCE

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                                    1998
                                                                -------------
                                                                (IN MILLIONS)
Written premium:
  Direct....................................................       $    1
  Assumed...................................................          544
  Ceded.....................................................         (127)
                                                                   ------
  Net.......................................................       $  418
                                                                   ======
Earned premium:
  Direct....................................................       $    3
  Assumed...................................................          593
  Ceded.....................................................         (105)
                                                                   ------
  Net.......................................................       $  491
                                                                   ======
Incurred losses and LAE:
  Gross.....................................................       $  359
  Ceded.....................................................          (28)
                                                                   ------
  Net.......................................................       $  331
                                                                   ======

     The Company reinsures portions of its policy risks with other reinsurance companies and remains liable under these contracts. Reinsurance is used to transfer some policy risks such that the amount of individual claims can be limited to a fixed percentage or amount. Reinsurance is also utilized to limit the amount of claims related to catastrophes. This strategy allows the Company to insure larger risks while controlling exposure to large losses. Reinsurance agreements currently in place are structured on both a treaty basis, where all risks meeting a certain criteria are automatically reinsured, and on a facultative basis, where each policy reinsured is separately negotiated. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy.

     Reinsurance contracts do not relieve the Company from its obligations to policyholders and ceding insurance companies. Failure of reinsurers to honor their obligations could result in losses to TIG Re; accordingly, allowances are established for amounts estimated to be ultimately uncollectible. TIG Re evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. At December 31, 1998, TIG held collateral related to reinsurance amounts in the form of letters of credit totaling $87 million, trust funds totaling $36 million, and funds held totaling $215 million.

     During 1998, the Company commuted certain reinsurance treaties, including one between TIG Re and TIG, as well as others with third parties, that generated a net benefit for TIG Re of $2 million.

NOTE F.  INCOME TAXES

     The Company files a consolidated Federal income tax return with TIG Holdings. Pursuant to a tax sharing agreement, tax payments are made to, or are received from, TIG Holdings in amounts that would result from filing separate tax returns for the Company and its subsidiaries with Federal taxing authorities. Carryback and carryforward of losses is calculated on a separate return basis.

                    TIG REINSURANCE COMPANY AND SUBSIDIARIES

                               DECEMBER 31, 1998

     The components of the income tax asset balance are as follows:

                                                              DECEMBER 31,
                                                                  1998
                                                              -------------
                                                              (IN MILLIONS)
Current liability...........................................       $(3)
Net deferred tax asset......................................        37
                                                                   ---
  Total.....................................................       $34
                                                                   ===

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of TIG's deferred tax assets and liabilities as of December 31, 1998 are shown in the following table:

                                                              DECEMBER 31,
                                                                  1998
                                                              -------------
                                                              (IN MILLIONS)
DEFERRED TAX ASSETS:
Discounting of reserves for losses and loss adjustment
  expenses..................................................      $ 91
Discounting of unearned premium reserves....................         9
Expense reserves............................................         2
Post-retirement benefits other than pensions................         1
Other, net..................................................        10
                                                                  ----
  Total deferred tax assets.................................       113
                                                                  ----
DEFERRED TAX LIABILITIES:
Section 338 -- marketable securities........................        40
Deferred policy acquisition costs...........................        16
Unrealized gain -- marketable securities....................        20
                                                                  ----
  Total deferred tax liabilities............................        76
                                                                  ----
  Net deferred tax asset....................................      $ 37
                                                                  ====

     In accordance with the provisions of Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes," TIG Re's management has reviewed its deferred tax asset balance and concluded that it is more likely than not the entire deferred tax asset will be realized. Management's conclusion is based on its expectation that sufficient taxable income will be generated in future periods within the carryforward period. Components of the income tax expense are as follows:

                                                              DECEMBER 31,
                                                                  1998
                                                              -------------
                                                              (IN MILLIONS)
Current expense.............................................      $ 22
Deferred expense............................................         3
                                                                  ----
  Total income tax expense..................................      $ 25
                                                                  ====

                    TIG REINSURANCE COMPANY AND SUBSIDIARIES

                               DECEMBER 31, 1998

     The components of (benefit) expense for total deferred income taxes are as follows:

                                                              DECEMBER 31,
                                                                  1998
                                                              -------------
                                                              (IN MILLIONS)
Discounting of reserves for losses and loss adjustment
  expenses..................................................      $(11)
Discounting of unearned premium reserves....................        13
Expense reserves............................................        (2)
Business in force...........................................         7
Investment book/tax differences.............................        (4)
Deferred policy acquisition costs...........................        (7)
Other.......................................................         7
                                                                  ----
  Total deferred income tax expense.........................      $  3
                                                                  ====

     The following table reconciles income tax computed at the U.S. federal statutory rate to total income tax expense:

                                                              DECEMBER 31,
                                                                  1998
                                                              -------------
                                                              (IN MILLIONS)
Federal income tax expense at statutory rates...............      $ 31
Tax-exempt investment income................................        (6)
                                                                  ----
  Total income tax expense..................................      $ 25
                                                                  ====

NOTE G.  SHAREHOLDER'S EQUITY

     AUTHORIZED CAPITAL STOCK. TIG Re's authorized capital stock consists of 33,500 share (16,700 shares outstanding as of December 31, 1998) of $300 par value common stock.

     DIVIDEND RESTRICTIONS. Payment of dividends to shareholders by the Company is subject to certain restrictions. State insurance laws limit the amount that may be paid without prior notice or approval by insurance regulatory authorities. At December 31, 1998, $93 million of dividends were available for payment to TIG from TIG Re during 1999 without restriction. Cash dividends paid by the Company to TIG in 1998 totaled $50 million.

NOTE H.  INCENTIVE COMPENSATION PLANS

     As of December 31, 1998, the Company participated in TIG Holdings' two stock-based compensation plans. TIG Holdings and the Company adopted Statement 123 effective January 1, 1996 and elected to continue to account for employee stock-based compensation as prescribed by APB Opinion No. 25 (See Note B -- Summary of Significant Accounting Policies). Total compensation cost recognized in the income statement for stock-based employee compensation awards was not material in 1998. With the merger of TIG Holdings with Fairfax (see Note M -- Subsequent Event), it is anticipated that participants will become fully vested, cash distributions will be made and these plans will be terminated.

NOTE I.  EMPLOYEE BENEFIT PLANS

     The employees of TIG Re participate in TIG Holdings' employee benefit plans (the "Plans"), which included the Diversified Savings and Profit Sharing Plan and the Employee Stock Ownership Plan. TIG

                    TIG REINSURANCE COMPANY AND SUBSIDIARIES

                               DECEMBER 31, 1998

Holdings adopted the ESOP and Profit Sharing Restoration Plans, effective January 1, 1994, and the Diversified Savings Restoration Plan, effective January 1, 1997. TIG Holdings may amend, terminate, or suspend contributions to the Plans at any time as it may deem advisable. TIG Holdings is the administrator of the Plans. Any subsidiary of TIG Holdings participating in the Plans may withdraw at any time with the consent of the TIG Holdings' Board of Directors. The Board of Directors of TIG Holdings has fiduciary responsibilities relating to the interpretation and operation of the Plans.

     DIVERSIFIED SAVINGS AND PROFIT SHARING PLAN. As of January 1, 1997, the Diversified Savings Plan and Profit Sharing Plan were combined into the TIG Holdings, Inc. Diversified Savings and Profit Sharing Plan (the "DS&PSP"). The DS&PSP is qualified under Section 401(a) of the Internal Revenue Code ("IRC") and the trust established to hold the assets of the DS&PSP is tax-exempt under
Section 501(a) of the IRC. An employee vests 25% after one year of service, 50% after two years of service and 100% after three years of service. While the assets are maintained in a single trust, the record keeping, contributions and participant qualifications remain as if under two separate plans, the Diversified Savings Plan (the "DSP") and the Profit Sharing Plan (the "PSP").

     The DSP is available to all salaried employees. Most employees who elect to participate may contribute up to 12% of their pre-tax salary, plus bonuses, commissions, and overtime pay ("Employee Compensation") for each calendar year. TIG Holdings administers the DSP and will make matching contributions to the DSP in an amount equal to 75% of the participant's contribution up to a maximum of 6% of Employee Compensation. Certain IRC required limitations may be imposed for participants who are treated as "highly compensated employees" for purposes of the IRC. Generally, an employee vests in the matching employer contributions based upon years of service. Employer matching contributions for TIG Re were not material in 1998.

     The PSP benefits eligible employees of TIG Holdings and its subsidiaries. Eligible employees are generally those salaried employees who either were employed by December 31 each year or were employed during the plan year but died prior to the plan year-end. No employee contributions are permitted to be made to the PSP. The amount of any contribution for any calendar year made by TIG Holdings will be determined at the sole discretion of the TIG Holdings' Board of Directors. Contributions for TIG Re for 1998 were not material. If the merger of TIG Holdings with Fairfax is consummated (see Note M -- Subsequent Event), it is anticipated that the 1% contribution for the ESOP 1998 plan year will be contributed to the PSP in 1999.

     DIVERSIFIED SAVINGS AND PROFIT SHARING RESTORATION PLAN. Effective January 1, 1997, TIG Holdings adopted the TIG Holdings, Inc. Diversified Savings Restoration Plan and combined it with the existing Profit Sharing Restoration Plan. The TIG Holdings, Inc. Diversified Savings and Profit Sharing Restoration Plan (the "DS&PS Restoration Plan") is an unfunded plan for the purpose of providing deferred compensation for a select group of management or highly compensated employees whose allocations under the qualified DS&PSP are limited by the annual restrictions as determined by the Internal Revenue Code. Highly compensated employees will be eligible for participation immediately upon the date of hire if annual earnings, including bonus in the year paid, exceed a specified threshold. The threshold for each year is the amount of the cap on compensation that may be taken into account under the qualified plan for that year, or such greater amount as may be determined by the TIG Holdings, Inc. Benefits Committee in its discretion. A Participant vests 25% after one year of service, 50% after two years of service and 100% after three years of service. Participants' accounts are credited for the difference between the dollar amount credited to the participants' account under the qualified DS&PSP and the amount that would have been credited in the absence of the restrictions noted above. Participants' accounts are adjusted for gains, losses and earnings as if invested in the same manner as such associate's account under the qualified DS&PSP. Liabilities due to participants employed by TIG Re were not material at December 31, 1998.

                    TIG REINSURANCE COMPANY AND SUBSIDIARIES

                               DECEMBER 31, 1998

     EMPLOYEE STOCK OWNERSHIP PLAN. Most salaried employees are eligible to participate in the ESOP. Generally, TIG Holdings contributed, for each calendar year, an amount equal to one percent of Employee Compensation, as defined, on behalf of each participant employed on the last working day of that year or who was employed but died during the year. Employees who were actively employed on April 27, 1993 received an initial allocation of 100 shares of TIG Holdings common stock in which they were immediately fully vested. Effective January 1, 1995, all active associates who did not previously receive the initial allocation of shares in 1993 were eligible for 100 shares of TIG Holdings, Inc. common stock upon attainment of six months of service. These shares were allocated to the associates' accounts as of the last day of the plan year. No employee contributions are permitted to be made to the ESOP. An employee vests 25% after one year of service, 50% after two years of service and 100% after three years of service. Compensation expense for TIG Re under this plan was not material in 1998.

     If the merger of TIG Holdings with Fairfax is consummated (see Note M -- Subsequent Event), it is anticipated that the 1% ESOP 1998 plan year contribution will be made to the PSP in 1999. The 100 shares allocation was terminated as of December 31, 1998, and a cash distribution outside of the plan was be made to those affected employees in lieu of allocating shares to their accounts. If the merger of TIG Holdings with Fairfax is consummated (see Note M -- Subsequent Event), TIG Holdings expects to merge the ESOP plan into the DS&PSP.

     ESOP RESTORATION PLAN. The TIG Holdings, Inc. ESOP Restoration Plan was an unfunded plan for the purpose of providing deferred compensation for a select group of management or highly compensated employees whose allocations under the qualified ESOP plan are limited by annual restrictions as determined by the Internal Revenue Code. Highly compensated employees whose allocations under the qualified plan are limited by the Internal Revenue Code restrictions were eligible for participation immediately upon the date of hire if annual earnings, including bonus in the year paid, exceeded a specified threshold. The threshold for each year was the amount of the cap on compensation that may be taken into account under the qualified plan for that year, or such greater amount as may be determined by the TIG Holdings, Inc. Benefits Committee in its discretion. A Participant vests 25% after one year of service, 50% after two years of service and 100% after three years of service. Participants' accounts were credited in dollar amounts for the difference between the cash value of the stock that would have been allocated to the participant's account under the qualified ESOP plan and the cash value of the stock that would have been allocated in the absence of the restrictions noted above. Participants' accounts are adjusted for gains, losses and earnings as if invested in the same manner as such associate's account under the qualified ESOP plan. If the merger of TIG Holdings with Fairfax is consummated (see Note M -- Subsequent Event), TIG Holdings expects to merge the ESOP Restoration Plan into the DS&PSP Restoration Plan.

     POST-RETIREMENT BENEFITS OTHER THAN PENSIONS. TIG Holdings participated in Transamerica's defined benefit health care plan that provided post-retirement benefits to eligible retirees of Transamerica and affiliates. TIG Holdings assumed all liabilities with respect to its retirees and active employees at the date of the IPO. These liabilities are a component of TIG Holdings' employee healthcare plan, and, as such, no plan assets are specifically identified for this unfunded plan. Contributions for these contributory plans are adjusted annually. Consideration for the adjustments include deductibles and coinsurance. Medical benefits are based on the employee's length of service and age at retirement. TIG Re's share of costs under this plan was not material in 1998.

                    TIG REINSURANCE COMPANY AND SUBSIDIARIES

                               DECEMBER 31, 1998

NOTE J.  COMMITMENTS AND CONTINGENCIES

     LEASES. Future minimum rental commitments as of December 31, 1998 for all noncancelable operating leases are as follows:

                                                              (IN MILLIONS)
                                                              -------------
1999........................................................       $ 4
2000........................................................         4
2001........................................................         4
2002........................................................         3
2003........................................................         4
Thereafter..................................................        14
                                                                   ---
  Gross commitments.........................................        33
Sublease rental income......................................        (5)
                                                                   ---
Net commitments.............................................       $28
                                                                   ===

     Substantially all of the leases are for rental of office space, with remaining terms ranging from one to 9 years. Total rental expense for 1998 was $6 million.

     LITIGATION. The Company is routinely engaged in litigation in the normal course of business, as well as to other litigation of a non-material nature. In the opinion of the Company, based upon information available at the date of this report, no individual item of litigation, or group of similar items of litigation, taken net of reserves established therefor and giving effect to insurance and reinsurance, is likely to result in judgments for amounts material to TIG Re's consolidated results of operations or financial condition.

     LONDON MARKET ACTIVITY. Through an indirect subsidiary, the Company became a limited liability participant in the Lloyd's of London ("Lloyd's") market in 1997. As a prerequisite to admittance to the Lloyd's market, the Company put in place a clean irrevocable letter of credit in favor of the Society and Council of Lloyd's. At December 31, 1998, the irrevocable letter of credit was valued at L25 million and was collateralized by $46 million of the Company's investment securities. The letter of credit effectively secures the future contingent obligations of the Company should the Lloyd's underwriting syndicates in which the Company participates incur net losses. The Company's contingent liability to the Society and Council of Lloyd's is limited to the amount of the letters of credit.

NOTE K.  REGULATORY MATTERS

     REGULATORY RISK-BASED CAPITAL. The state of Connecticut imposes minimum risk-based capital (RBC) requirements on insurance and reinsurance companies that were developed by the National Association of Insurance Commissioners ("NAIC"). The formulas for determining the amount of risk based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of the enterprise's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level RBC, as defined by the NAIC.

                    TIG REINSURANCE COMPANY AND SUBSIDIARIES

                               DECEMBER 31, 1998

Enterprises below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The levels and ratios are as follows:

                                                           RATIO OF TOTAL ADJUSTED CAPITAL TO AUTHORIZED
                                                                       CONTROL LEVEL TO RBC
REGULATORY EVENT                                                      (LESS THAN OR EQUAL TO)
----------------                                           ---------------------------------------------
Company action level.....................................  2.0 (or 2.5 with negative trends)
Regulatory action level..................................  1.5
Authorized control level.................................  1.0
Mandatory control level..................................  0.7

     At December 31, 1998, the Company's statutory surplus of $546 million exceeded the required capital under the RBC model of $349 million. Statutory net income for the year ended December 31, 1998 was $93 million.

     PERMITTED STATUTORY ACCOUNTING PRACTICES. TIG Re's statutory-basis financial statements are prepared in accordance with accounting practices prescribed or permitted by the domiciliary state insurance department. Currently, "prescribed" statutory accounting practices are interspersed throughout the state insurance law and regulations, the NAIC's "Accounting Practices and Procedures Manual" and a variety of other NAIC publications. "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state, and may change in the future.

     In 1998, the NAIC adopted codified statutory accounting principles ("Codification"). Codification will change, to some extent, prescribed statutory accounting practices and will result in changes to the accounting practices that TIG Re uses to prepare its statutory-basis financial statements. Codification has been adopted by the state of Connecticut and accordingly must be implemented by the Company effective January 1, 2001. Management has not yet determined the impact of Codification on TIG's statutory-basis financial statements.

NOTE L.  OPERATING SEGMENTS

     Management of the Company monitors and evaluates the results of operations based generally upon geographic area. The three major operating segments are North American Operations, Lloyds' (of London) Syndicates Operations and International Operations. The Company provides reinsurance protection to insurers in the United States and Canada through its North American Operations, in the Lloyds' of London market through its Lloyds' Syndicates Operations and in the United Kingdom and Latin America markets through its International Operations.

     Management evaluates the financial performance of its operating segments based upon the underwriting gain or loss ("underwriting results") generated by each operating segment. Underwriting results include earned premium less loss and loss adjustment expenses incurred, and policy acquisition and other underwriting expenses incurred (which includes commissions, premium related expenses and other acquisition expenses). The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies (See Note B of the Consolidated Financial Statements).

     The Company does not maintain separate balance sheets for each of its operating segments. Accordingly, management does not review and evaluate the results of its operating segments based upon balance sheet data.

                    TIG REINSURANCE COMPANY AND SUBSIDIARIES

                               DECEMBER 31, 1998

     The following tables present the relevant financial results for the operating segments for 1998:

                                                     NORTH        LLOYDS'
                                                    AMERICAN     SYNDICATES    INTERNATIONAL
                                                   OPERATIONS    OPERATIONS     OPERATIONS      TOTAL
                                                   ----------    ----------    -------------    -----
                                                                     (IN MILLIONS)
Net premium earned...............................     $394          $18             $79         $491
Net losses and loss adjustment expenses
  incurred.......................................      260           12              59          331
Policy acquisition and other underwriting
  expenses.......................................      161            8              19          188
                                                      ----          ---             ---         ----
Net underwriting loss............................     $(27)         $(2)            $ 1         $(28)
                                                      ====          ===             ===         ====

     The following table reconciles the underwriting results for the operating segments to income before income tax expense as reported in the Consolidated Statement of Income:

                                                                  1998
                                                              -------------
                                                              (IN MILLIONS)
Net underwriting loss.......................................      $(28)
Net investment income.......................................       121
Net investment loss.........................................        (3)
                                                                  ----
  Income before income taxes................................      $ 90
                                                                  ====

     The company writes premium primarily in the United States and Great Britain, as reflected in the following table of net written premiums:

                                                                  1998
                                                              -------------
                                                              (IN MILLIONS)
United States...............................................      $317
Great Britain/Lloyd's Syndicates............................        96
Other.......................................................         5
                                                                  ----
  Total.....................................................      $418
                                                                  ====

     A large portion of the Company's premium is produced through Aon Corporation and its subsidiaries (Aon). Premium produced through Aon accounted for 32%, of consolidated net premium written for 1998.

NOTE M.  SUBSEQUENT EVENT

     On December 3, 1998, TIG Holdings announced the proposed merger of FFHL, Inc., a wholly owned subsidiary of Fairfax Financial Holdings Limited (Fairfax), with TIG Holdings, Inc. Fairfax is a financial services holding company that, through its subsidiaries, is engaged in property, casualty and life insurance and reinsurance, investment management and insurance claim management. On March 8, 1999, at a Special Meeting of Stockholders of TIG Holdings, Inc., the stockholders approved the merger agreement. By April 13, 1999, the regulatory approvals were obtained and the merger was consummated.

                    TIG REINSURANCE COMPANY AND SUBSIDIARIES
                      UNAUDITED CONSOLIDATED BALANCE SHEET

                                                                APRIL 13, 1999
                                                              -------------------
                                                                 (IN MILLIONS,
                                                              EXCEPT SHARE DATA)
ASSETS
Investments:
  Fixed maturities, at market (cost: $1,765)................        $1,787
  Short-term and other investments (cost: $138).............            94
  Other invested assets, at fair value (cost: $25)..........            24
                                                                    ------
     Total investments......................................         1,905
Cash and cash equivalents...................................            14
Accrued investment income...................................            25
Premium receivable (net of allowance of $6).................           152
Reinsurance recoverable on paid losses......................             4
Reinsurance recoverable on unpaid losses....................           360
Deferred policy acquisition costs...........................            41
Prepaid reinsurance premium.................................            24
Funds held by ceding insurers...............................            18
Current federal and foreign income taxes....................            13
Deferred federal and foreign income taxes...................            60
Other assets................................................             9
                                                                    ------
     Total assets...........................................        $2,625
                                                                    ======
LIABILITIES
Reserves for:
  Losses and loss adjustment expenses.......................        $1,546
  Unearned premium..........................................           158
                                                                    ------
     Total reserves.........................................         1,704
Reinsurance premium payable.................................            55
Funds held under reinsurance agreements.....................           220
Other liabilities...........................................            13
                                                                    ------
     Total liabilities......................................         1,992
SHAREHOLDER'S EQUITY
Common stock -- par value $300 per share (authorized: 33,500
  shares; issued and outstanding: 16,700 shares)............             5
Additional paid-in capital..................................           384
Accumulated other comprehensive income......................             3
Retained earnings...........................................           241
                                                                    ------
  Total shareholder's equity................................           633
     Total liabilities and shareholder's equity.............        $2,625
                                                                    ======

                    TIG REINSURANCE COMPANY AND SUBSIDIARIES

                 UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

                                                                FOR THE PERIOD
                                                               JANUARY 1, 1999
                                                              TO APRIL 13, 1999
                                                              ------------------
                                                                (IN MILLIONS,
                                                              EXCEPT SHARE DATA)
REVENUES
Net premium earned..........................................       $   105
Net investment income.......................................            23
Net investment losses.......................................            (3)
                                                                   -------
  Total revenues............................................           125
                                                                   -------
LOSSES AND EXPENSES
Net losses and loss adjustment expenses incurred............           133
Policy acquisition and other underwriting expenses..........            39
                                                                   -------
  Total losses and expenses.................................           172
                                                                   -------
Income (loss) before income tax expense.....................           (47)
  Income tax expense (benefit)..............................           (18)
                                                                   -------
     Net loss...............................................       $   (29)
                                                                   =======
Net loss per common share -- basic and diluted..............       $(1,737)
                                                                   =======

                    TIG REINSURANCE COMPANY AND SUBSIDIARIES

             UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

                                                                FOR THE PERIOD
                                                               JANUARY 1, 1999
                                                              TO APRIL 13, 1999
                                                              ------------------
                                                                (IN MILLIONS)
Net loss....................................................         $(29)
Other comprehensive income:
  Unrealized losses on securities, net of reclassification
     adjustment.............................................          (52)
                                                                     ----
Other comprehensive loss, before income taxes...............          (52)
Provision for income taxes related to other comprehensive
  loss items................................................           18
                                                                     ----
Other comprehensive loss....................................          (34)
                                                                     ----
Comprehensive loss..........................................         $(63)
                                                                     ====
Other comprehensive loss:
  Unrealized loss during year, net of tax expense of $18....          (34)
                                                                     ----
Other comprehensive loss....................................         $(34)
                                                                     ====

                    TIG REINSURANCE COMPANY AND SUBSIDIARIES
            UNAUDITED CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY

                                                                 FOR THE PERIOD
                                                                 JANUARY 1, 1999
                                                                TO APRIL 13, 1999
                                                                -----------------
                                                                  (IN MILLIONS)
COMMON STOCK
Balance at beginning of period..............................          $  5
  Contributed capital.......................................            --
                                                                      ----
     Balance at end of period...............................             5
                                                                      ----
ADDITIONAL PAID-IN CAPITAL
Balance at beginning of period..............................           384
  Change during period......................................            --
                                                                      ----
     Balance at end of period...............................           384
                                                                      ----
RETAINED EARNINGS
Balance at beginning of period..............................           270
  Net loss..................................................           (29)
                                                                      ----
     Balance at end of period...............................           241
                                                                      ----
ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance at beginning of period..............................            37
  Change in unrealized gain on investments..................           (34)
                                                                      ----
     Balance at end of period...............................             3
                                                                      ----
TOTAL SHAREHOLDER'S EQUITY AT END OF PERIOD.................          $633
                                                                      ====

                    TIG REINSURANCE COMPANY AND SUBSIDIARIES
                 UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW

                                                               FOR THE PERIOD
                                                               JANUARY 1, 1999
                                                              TO APRIL 13, 1999
                                                              -----------------
                                                                (IN MILLIONS)
OPERATING ACTIVITIES
Net loss....................................................        $(29)
Adjustments to reconcile net income to cash provided by
  operating activities:
  Changes in:
     Accrued investment income..............................          --
     Premium receivable.....................................          10
     Reinsurance recoverable................................         (23)
     Deferred policy acquisition costs......................           4
     Prepaid reinsurance premium............................           3
     Income taxes...........................................         (17)
     Loss and loss adjustment expense reserves..............          43
     Unearned premium reserves..............................         (17)
     Reinsurance premium payable............................          --
     Funds held under reinsurance agreements................          11
     Other assets and other liabilities.....................          14
Net investment losses.......................................           3
Other.......................................................          --
                                                                    ----
  Net cash provided by operating activities.................           2
                                                                    ----
INVESTING ACTIVITIES
Purchases of fixed maturity investments.....................        (291)
Sales of fixed maturity investments.........................         248
Maturities and calls of fixed maturity investments..........          26
Net increase in short-term investments and other............           1
Other.......................................................          14
                                                                    ----
  Net cash used in investing activities.....................          (2)
                                                                    ----
FINANCING ACTIVITIES
Contributed Capital.........................................          --
Increase from intercompany transactions.....................          --
Common stock dividends......................................          --
                                                                    ----
  Net cash provided by financing activities.................          --
                                                                    ----
     Increase in cash.......................................          --
     Cash at beginning of period............................          14
                                                                    ----
     Cash at end of period..................................        $ 14
                                                                    ====

                See Notes to Consolidated Financial Statements.

                    TIG REINSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.   GENERAL

     The consolidated financial statements of TIG Reinsurance Company, now known as Odyssey America Reinsurance Corporation ("the Company") as of April 13, 1999 and for the period January 1, 1999 to April 13, 1999, include all adjustments, consisting of normal recurring accruals, which, in the opinion of management, are necessary for a fair presentation of the results on a interim basis. Certain financial information which is normally included in annual financial statements prepared in accordance with generally accepted accounting principles has been omitted since it is not required for interim reporting purposes. The results for the period January 1, 1999 to April 13, 1999, are not necessarily indicative of the results for a full year. These financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the years ended December 31, 1998, 1999 and 2000.

2.   CONTINGENCIES

     Through TIG Re UK Holdings Corporation, the Company became a limited liability participant in the Lloyd's of London ("Lloyds") market in 1997. In order to continue underwriting at Lloyd's, the Company has established a clean irrevocable letter of credit in favor of the Society and Council of Lloyd's. As of April 13, 1999, the letter of credit was L25.0 million ($41.5 million) and was collateralized by $46.2 million of the Company's investment securities, at statement value. The letter of credit effectively secures the future contingent obligations of the Company should the Lloyd's underwriting syndicate in which the Company participates incur net losses. The Company's contingent liability to the Society and Council of Lloyd's is limited to the amount of the letter of credit.

     The Company has been named as defendant in various litigations in the ordinary course of business. In management's opinion, the outcome of the suits, individually or collectively, is not likely to result in judgments which would be material to the financial condition or results of operations or cash flow of the Company.

3.   EARNINGS PER SHARE

     Net income (loss) per common share has been computed in the following table based upon weighted average common shares outstanding.

Net (loss) (in millions)....................................  $   (29)
Weighted average common shares outstanding
Weighted average shares outstanding -- Basic................   16,700
Effect of dilutive shares...................................       --
                                                              -------
Weighted average shares outstanding -- diluted..............   16,700
                                                              =======
Net loss per common share:
  Basic.....................................................  $(1,737)
                                                              =======
  Diluted...................................................  $(1,737)
                                                              =======

4.   SALE TO FAIRFAX FINANCIAL HOLDINGS LIMITED

     On December 3, 1998, TIG Holdings, Inc. announced a merger with Toronto, Canada based Fairfax Financial Holdings Limited, subject to the approval of a majority of TIG Holdings, Inc.'s common stockholders and regulatory approval. The closing occurred on April 13, 1999.

--------------------------------------------------------------------------------

                               17,142,857 SHARES

                               [ODYSSEY RE LOGO]

                            ------------------------

                                   Prospectus

                                 June 13, 2001

                            ------------------------

                         BANC OF AMERICA SECURITIES LLC

                               CIBC WORLD MARKETS

                            BEAR, STEARNS & CO. INC.

                                    JPMORGAN

     Through and including July 8, 2001, all dealers that buy, sell or trade the common stock may be required to deliver a prospectus, regardless of whether they are participating in the offering. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------